FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 31, 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS Gogarburn PO Box 1000
Edinburgh EH12 1HQ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

THE ROYAL BANK OF SCOTLAND GROUP plc

TABLE OF CONTENTS

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc
(Registrant)

By: Alan W McKean

Name: Mr A W McKean
Title: Assistant Secretary

Item 1

RBS

The Royal Bank of Scotland Group

Annual Report and Accounts 2007



Profit before tax up 8%


RBS Coutts

Adjusted earnings per share up 18%



Return on equity 19.9%





Dividend up 10%




RBS

rbs.com

Make it happen



Highlights 2007

- Group operating profit up 9% to £10.3 billion
- Profit after tax up 19% to £7.7 billion
- Adjusted earnings per ordinary share up 18% to 78.7p
- Total dividend up 10% to 33.2p
- Tier 1 capital ratio 7.3%
- Total capital ratio 11.2%

Contents

Measuring our success

Focus on growth and efficiency

Income
(£m)



07 31,115
06 28,002
05 25,569
04 22,515 pro forma

The Group's total income grew by 11% to £31,115 million in 2007.

Adjusted cost:income ratio
(%)



07 43.9
06 42.1
05 42.4
04 42.0 pro forma

The Group's cost:income ratio was 43.9%. Excluding ABN AMRO, the Group's cost:income ratio improved by 1.4 percentage points to 40.7%. The cost:income ratio is calculated excluding purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries in 2005, and after netting operating lease depreciation against rental income.

Group operating profit*
(£m)



07 10,282
06 9,414
05 8,251
04 7,108 pro forma

Group operating profit increased by 9% to £10,282 million in 2007.

* profit before tax, purchased intangibles amortisation, integration costs, and net gain on sale of strategic investments and subsidiaries in 2005.

Adjusted earnings per share**
(pence)



07 78.7
06 66.7
05 58.6
04 54.2 pro forma

Earnings per share increased by 18% to 78.7p for 2007, adjusted for purchased intangibles amortisation, integration costs, and net gain on sale of strategic investments and subsidiaries in 2005.

Dividend per ordinary share**
(pence)



07 33.2
06 30.2
05 24.2
04 19.3

The directors have recommended a final dividend of 23.1p per ordinary share which, when added to the interim dividend of 10.1p, makes a total for 2007 of 33.2p, an increase of 10%.

** prior year data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

Cumulative growth in ordinary dividends per share
1999 – 2007



400
300
200
100
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
RBS
FTSE Banks
FTSE 100
Source: Datastream

Group operating profit*	2007 £m	2006 £m
Corporate Markets		
Global Banking & Markets	3,687	3,779
UK Corporate Banking	1,961	1,762
Total Corporate Markets	5,648	5,541
Retail Markets		
Retail	2,470	2,250
Wealth Management	413	318
Total Retail Markets	2,883	2,568
Ulster Bank	513	421
Citizens	1,323	1,582
RBS Insurance	683	749
Manufacturing		—
Central items	(752)	(1,447)
Group operating profit (excluding ABN AMRO) ABN AMRO Central items	10,208 128 (144)	9,414 — —
Group operating profit	10,282	9,414

* operating profit for each division is profit before tax, purchased intangibles amortisation and integration costs and after allocation of Manufacturing costs where appropriate.

The accounts are prepared in accordance with International Financial Reporting Standards. Certain standards relating to financial instruments were not adopted until January 2005. The Group has provided comparative information on a pro forma basis that includes the estimated effect of these standards for the year ended 31 December 2004.

Our people – annual employee opinion survey

Response rate year on year progress
(%)



07 90
06 87
05 86
04 84
03 83
TP-ISR Global High Performance Norm 2007

The RBS Employee Opinion Survey is conducted independently every year by ISR and circulated to all employees. Last year we achieved our highest response rate ever, ahead of the Global High Performance Norm.

Job satisfaction and engagement
(%)



07 71
06 69
05 71
04 67
03 60
TP-ISR Global High Performance Norm 2007

One of the indicators we watch most carefully is Job Satisfaction and Engagement. In 2007 we once again out performed the Global High Performance Norm.

Work-Out data
(number of events)



07 1,925
06 1,849
05 1,197
04 874
03 638

Work-Out is designed to remove unnecessary process from the organisation, improve team performance and customer service. The entire Work-Out programme is driven by our employees who identify the potential areas for improvement. The programme has had a significant impact and in 2007 we had a record number of events taking place.

Work-Out data
(number of employees participating)



07 38,672
06 25,372
05 17,938
04 23,025
03 9,842

The profile and success of the Work-Out initiative has grown every year and in 2007 we had a record number of employees participating across the globe. Employees who participate in Work-Out sessions consistently record higher levels of job satisfaction and engagement in the annual Employee Opinion Survey.

Employees – Geographic analysis

RBS including ABN AMRO	%
UK	46
Europe	19
Rest of World	14
US	11
Asia-Pacific	10
Total employees	226,400



46%

£57.7m	invested in our communities.
36%	reduction in the Group's carbon footprint.
40m	customers served in six continents
1m	new savings accounts opened in the UK
24%	reduction in global fraud losses
No.1	in the UK for reduction in internet fraud

Group profile

RBS was named Global Bank of the Year 2007 by The Banker magazine

Great Britain


Corporate Markets
Retail Markets
Ulster Bank
RBS Insurance
Manufacturing
ABN AMRO

The Royal Bank of Scotland has operated in Great Britain since 1727. The Group enjoys leading positions in a number of markets, including corporate and SME banking, current accounts, merchant acquiring and car insurance. In corporate banking, RBS is the number one brand in England & Wales and Scotland while RBS and NatWest rank first and second among major high street banks for customers who say they are 'extremely satisfied' with their main current account provider.

As well as RBS and NatWest, our brands include Direct Line, Churchill, Coutts and Lombard. Last year saw the tenth anniversary of our Tesco Personal Finance joint venture. In 2007 we expanded our UK businesses and see attractive options for continued organic growth.


RBS



- We operate the largest free-to-use ATM network in the UK with over 6,800 machines.
- Our Global Banking & Markets division ('GBM') has a relationship with more than 95% of the FTSE 100 companies.
- RBS Insurance is the UK's number one car insurer and number two for general and household insurance.

Americas


Corporate Markets
Citizens
ABN AMRO

Citizens Financial Group ('CFG') was a small Rhode Island company when RBS acquired it in 1988. It has since grown to become the ninth largest US commercial banking group based on deposits. With the NatWest acquisition in 2000, Greenwich Capital joined the Group. RBS Greenwich Capital is among the principal suppliers of corporate finance and debt capital markets services across the US.

Our US brands include Citizens, Charter One, RBS Greenwich Capital, RBS Lynk and the Kroger Personal Finance joint venture. The ABN AMRO acquisition extends our presence in the Americas, a market of 750 million people and GDP of $19,000 billion in 2007. We will continue to develop our strong US franchises while capitalising on these new opportunities.


RBS



- Citizens is the ninth largest bank in the US ranked by deposits.
- Global Banking & Markets in North America has a relationship with 60% of the Fortune 100 companies.
- RBS Greenwich Capital's Interest Rate Derivatives business is ranked in the top five in the US.

Europe and Middle East


Corporate Markets
Retail Markets
Ulster Bank
RBS Insurance
Manufacturing
ABN AMRO

Ulster Bank became part of RBS on the acquisition of NatWest in 2000, giving the Group a presence in retail and corporate banking across the island of Ireland. In recent years we have achieved strong organic growth in corporate markets in continental Europe and the Nordic region through GBM. With the acquisition of ABN AMRO, GBM ranks number one in Europe in terms of relationships with large corporates and financial institutions. Direct Line operates in Germany, Italy and Spain. We have recently developed our presence in the Middle East, most notably through our private banking and wealth management businesses.

In 2007, the countries in which we have a presence in Europe and the Middle East had a combined population of more than 750 million people. Their GDP of over $15,000 billion makes the region more than seven times the size of the UK.





- RBS has a relationship with more than 95% of the Dow Jones Eurostoxx 50.
- In Europe, our GBM Division's income grew by 39%.
- Ulster Bank has more than 1,100 ATMs.

Asia-Pacific


Corporate Markets
Retail Markets
Manufacturing
ABN AMRO

RBS has grown organically in Asia-Pacific, building on our strengths in businesses such as wealth management and project finance. In 2005 we entered into a strategic partnership with the Bank of China. The acquisition of ABN AMRO enhances our presence in the fastest-growing region of the world economy.

In 2007, the countries in which we have a presence in the Asia-Pacific region had a combined population approaching 3.4 billion people. With GDP of more than $27,500 billion, its economy is already more than twice the size of the US. Between 2000 and 2007, these countries are estimated to have grown by 86%. Despite their rapid growth, and including Japan, GDP per person in the Asia-Pacific countries in which we operate stood at only 17% of the US level in 2007, implying that there remains scope for continued growth over the long term.


RBS Cou



- RBS is the number five corporate bank in Asia-Pacific, excluding Japan, as measured by number of corporate relationships.
- With the ABN AMRO acquisition, we have access to 3.7 million new retail customers.
- RBS Coutts grew income by 51% in US dollar terms.

Divisional profile

Corporate Markets

Corporate Markets is focused on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world. Its activities have been organised into two businesses, Global Banking & Markets and UK Corporate Banking, in order to enhance our focus on the distinct needs of these two customer segments.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets' products and services to companies.

GBM – 2007 key global rankings
- IFR magazine named us Sterling Bond House of the Year in 2007.
- In the Risk Magazine Awards, we were named Inflation Derivatives House of 2007.

Contribution (£m)

07	3,832
06	3,923

UKCB – 2007 key highlights
- Impairment losses fell 5%, reflecting the strong quality of the portfolio.
- Average loans and advances were up 11% and average deposits were up 14%.

Contribution (£m)

07	2,398
06	2,193

Retail Markets

Retail Markets comprises Retail and Wealth Management.

Retail comprises both RBS and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business (SMEs) markets through the largest network of branches and ATMs in the UK, by telephone and internet. Retail is the UK market leader in SME banking. Retail issues credit and charge cards and other financial products through RBS, NatWest and other brands, including MINT, First Active UK and Tesco Personal Finance. It is the leading merchant acquirer in Europe and ranks third globally.

Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, RBS International and NatWest Offshore, in the UK and internationally in selected markets in Europe and Asia-Pacific.

Retail – 2007 key highlights
- We opened more than 975,000 new personal current accounts, maintaining the Group's joint number one position in that market.
- Bancassurance grew sales by 28% to £342 million.

Contribution (£m)

07	4,073
06	3,830

Wealth Management – 2007 key highlights
- Coutts & Co's UK income grew by 12%.
- A ComPeer survey found Adam & Company market leading in providing investment operations, reporting and performance services to wealth managers

Contribution (£m)

07	558
06	462

Ulster Bank

Ulster Bank, including First Active, provides a comprehensive range of financial services across the island of Ireland. Retail Banking has a network of branches and operates in the personal, commercial and wealth management sectors. Corporate Markets provides services in the corporate and institutional markets.

2007 key highlights
- Business lending grew by 29%, spread across a variety of industrial sectors
- Innovative products launched in 2007 included eSavings, First Active Regular Saver and Reward Reserve.

Contribution (£m)

07	732
06	636

Citizens

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the US and through non-branch offices in other states. Citizens was ranked the ninth largest commercial banking organisation in the US based on deposits as at 30 September 2007. Citizens Financial Group includes the two Citizens Banks, RBS Lynk, our US merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

2007 key highlights

- RBS Lynk, our US merchant acquiring business, processed 30% more transactions than in 2006
- Kroger Personal Finance, our joint venture with the second largest US supermarket group, sold over two million products

Contribution ($m)

07 2,647
06 2,917

RBS Insurance

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

2007 key highlights

- Home insurance grew across all of our own brands in the second half, with sales of home policies through our bank branches up 40%.
- As a founder signatory in 2007 of the ClimateWise principles, we will work with government and customers to embed environmentally-friendly behaviour

Contribution (£m)

07 902
06 964

Manufacturing

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group's purchasing power and has become the centre of excellence for managing large-scale and complex change.

2007 key highlights

- We held cost growth to 1%, despite investing to support increased transaction volumes and the development of our businesses.
- We helped to launch mobile phone banking in September, allowing customers to access mini-statements and account balances through text alerts.

Total costs (£m)

07 2,914
06 2,872

ABN AMRO

ABN AMRO is a major international banking group with a leading position in international payments and a strong investment banking franchise with particular strengths in emerging markets, as well as offering a range of retail financial services in Asia and the Middle East. ABN AMRO has regional business units in Europe, the Netherlands, North America, Latin America and Asia. The businesses of ABN AMRO to be retained by RBS comprise principally its global wholesale businesses and its international retail businesses in Asia, Eastern Europe and the Middle East.

2007 key highlights

- Transaction banking income rose 7%, reflecting strong growth in cash management balances and significant expansion in trade finance.
- GBM and ABN AMRO's capabilities will make us a global top five bank in products including Global Securitisation, International Bonds and International Cash Management.

Contribution (£m) – *from date of acquisition 17 October 2007.*

07 128

Chairman's statement

RBS enjoyed another successful year in 2007 despite some of the most challenging market conditions in the financial and credit markets for some time. The hard work of our employees allowed us to deliver a strong financial and operational performance as well as successfully completing the acquisition of ABN AMRO, the largest banking acquisition ever undertaken.

In 2007 the Group's total income grew by 11% to £31,115 million (2006 – £28,002 million) and operating profit increased by 9% to £10,282 million (2006 – £9,414 million), with adjusted earnings per ordinary share rising 18% to 78.7p. The Board is recommending a total dividend of 33.2p, 10% higher than in 2006.

Acquisition of ABN AMRO
The Group entered 2007 focused on continued organic growth, for which we had created a range of attractive options. When it emerged that ABN AMRO was seeking alternative options for that company's growth, it was incumbent on us to consider the implications and opportunities raised by that decision. Following very thorough analysis and debate by the Board, and consultation with shareholders, the Group decided to bid for ABN AMRO as part of a consortium involving our partners Banco Santander and Fortis.

It was, and remains the Board's view that the acquisition of ABN AMRO will deliver good, long-term value enhancement to shareholders. The businesses which the Group has secured will enable us to accelerate the implementation of our growth strategy and also provide the Group with a significant presence and options for expansion in the world's most rapidly growing economies.

Financial market and economic developments
Rising mortgage delinquencies and declining house prices in the US combined to trigger a significant disruption to credit markets in the second half of the year. One consequence has been a decline in the value of a range of assets and resultant, often substantial write-downs for banks around the world. Another was to hasten a slowdown in the pace of activity in some economies, especially in the US.

We have witnessed the benefits of the Group's long-standing focus on credit quality and the diversification of our income streams which have allowed us to deliver record profits despite the challenging environment.

Board of directors
There were no changes to the composition of the Board during the year. This stability and continuity served the Group well and is particularly important in the current environment. I would like to thank my colleagues for their support and commitment in 2007.

The environment
I was pleased that others have recognised the seriousness of the Group's approach to the environment. RBS was included in the Carbon Disclosure Project's Climate Disclosure Leadership Index, while Innovest, a ratings agency, upgraded us to AAA for our management of social and environmental risks and opportunities, culminating in RBS being named as one of the 100 most sustainable companies globally at the Davos World Economic Forum in 2008. Our commitment to the environment is also good for our business and in 2007 we remained one of the world's leading financiers of renewable energy projects.

2008
We have a great deal to do in 2008. Markets will continue to be demanding and we have a major integration to deliver. But we also have an unparalleled set of opportunities and their realisation will allow us to continue on the impressive growth trajectory that has characterised RBS over the past decade.

Sir Tom McKillop
Chairman



Group Chief Executive's review



For The Royal Bank of Scotland Group, 2007 was defined by another strong operating performance and by the acquisition of ABN AMRO.

The diversity and quality of our business platform enabled us to deliver good financial results, with operating profit for the enlarged RBS Group rising by 9% to £10,282 million. Our earnings momentum remained powerful, notwithstanding the impact of challenging credit market conditions in the second half of the year.

Our results demonstrate the resilience of the Group in the face of testing circumstances. The summer floods came during the wettest May to July in England and Wales since records began in 1766. While RBS Insurance responded magnificently to meet the needs of customers in distress, the impact on profits is evident. The pace of activity in the US slowed as the housing market weakened, leading to challenging conditions for Global Banking & Markets ('GBM') and Citizens. Later in the summer began the dislocation in credit markets, which made the second half a turbulent period for the financial services sector.

Delivering such a robust financial performance in this environment is the consequence of action in two areas: over a number of years we have diversified the Group's income streams and last year also saw us benefit from our focus on credit quality and risk management with our impairments, excluding ABN AMRO, down 1%.

Our customers and businesses
The Group now serves over 40 million customers in 53 countries worldwide. In each of those markets we will continue our relentless focus on customers' needs.

GBM enjoyed another strong first half performance and took full advantage of the volatility in the second half to deliver excellent performances in interest rate and currency trading. Inevitably, the second half witnessed significantly lower origination volumes in credit markets and write-downs on US mortgage-related exposures. Our UK Corporate Banking business enjoyed another very successful year maintaining its consistent record of high single-figure income growth and further advancing its market share from a position of leadership. By continuing to invest in service quality we have achieved market-leading customer satisfaction scores and customer numbers increased by 4%.

Retail delivered strong growth in savings and investment products while maintaining a cautious approach to unsecured credit. Our success is built on customer satisfaction, and on this metric RBS and NatWest maintained their lead over the other major high street banks. Wealth Management's trajectory remains very strong. We continued to expand Coutts UK's regional franchise and achieved significant growth in Asia-Pacific.

Ulster Bank maintained its strong growth record and we have continued to invest in the good opportunities for future growth presented by the Irish market. Citizens further developed its franchise, increasing its consumer banking customer base by 2% and achieving good results in its growing corporate and commercial banking operations.

In RBS Insurance, we have built on our strong position as the UK's leading personal lines insurer by further sharpening our focus on selective underwriting of the more profitable segments, reducing volumes in others. Of course, results were held back by the floods, but excluding this, operating profit grew strongly.

Manufacturing is central to the way we operate, underpinning our determination to deliver service to our customers while deriving scale benefits achievable from sharing infrastructure, processes and services across our businesses. We held cost growth to just 1%, despite continued investment in technology and property to support increased transaction volumes and the development of our business.

Capital
The Group's Tier 1 capital ratio at 31 December was 7.3% and our total capital ratio 11.2%, within our target ranges. At the time of the bid for ABN AMRO we indicated our intention to rebuild our capital ratios. We remain committed to this goal, and the improved financial returns now expected on the acquisition will help to accelerate delivery of the Group's capital regeneration commitments.

Positioned for growth
This decade has seen considerably stronger economic growth in the developing world, especially Asia, than in the West. Trade and capital flows have been the main drivers of rising prosperity. This growth has spurred demand for many commodities, notably energy. Within the dynamic Asian economies, the number of wealthy people is growing and around the world affluence is increasingly common.

In recent years we have created options that will allow the Group to pursue the opportunities for profitable growth stemming from these economic changes. Rapid economic growth raises demand for the routine risk management and payments services in which we have excellent capabilities. Economic development requires infrastructure investment, playing to our strengths in project finance. Growing demand for commodities was among the factors prompting our forthcoming joint venture with Sempra Commodities. We increased the number of private bankers in Coutts Asia to capitalise on the region's growing wealth management market.

We had also positioned the Group for continued growth in mature markets. In UK retail banking we anticipated that households would save more and successfully boosted our sales of savings and investment products. We focused on investing in customer service in UK Corporate Banking and have strengthened our market leading position. In the US our distribution and product capabilities now provide an excellent platform in the corporate and commercial markets.

ABN AMRO
The acquisition of ABN AMRO gives us the ability to accelerate our existing strategies for growth outside the UK, particularly in rapidly expanding markets, while adding complementary capabilities and customer franchises to our portfolio of businesses. The integration has made a strong start, and synergies are now expected to total €2.3 billion, compared with our original estimate of €1.7 billion.

Our employees
The quality and hard work of our employees are the source of the Group's success. Each year we seek their views, benchmark their responses against our peers and then act on what they tell us. While the weakening external environment and the demands of the ABN AMRO transaction made 2007 a challenging year for many employees, a record 90% of our employees participated in Your Feedback 2007. We made progress on all of the 15 measures, exceeding the Global Financial Services Norm on every indicator.

Group structure
RBS's organisational architecture has remained largely unchanged since 2000. It now needs to evolve to recognise the fact that we are present in over 50 countries and to facilitate the integration and operation of the ABN AMRO businesses. This new organisational structure will give us the right framework for managing the enlarged Group in a way that fully capitalises on the enhanced range of attractive growth opportunities now available to us.

Some of our businesses can best serve customers' needs by organising themselves on a global basis. Others are best managed with a more regional focus. We have therefore established Global Markets which comprises two divisions, Global Banking & Markets ('GBM') and Global Transaction Services ('GTS'). The first corresponds largely to the existing GBM, enhanced by the product capabilities and customer franchises of ABN AMRO. GTS will combine ABN AMRO's world class capability in international payments with our existing corporate transaction banking and merchant acquiring activities. It ranks among the top five payments businesses in the world with operating profit of approximately £1.6 billion in 2007.

The remainder of our banking franchises have more distinctively national or regional characteristics. It makes sense to continue to manage them on this basis. We are now represented in an expanded range of countries, and in order to ensure effective coordination and control we have regrouped our retail and commercial banking activities into four regional divisions: UK Retail and Commercial Banking, US Retail and Commercial Banking, Europe and Middle East Retail and Commercial Banking, Asia Retail and Commercial Banking.

RBS Insurance will retain its existing structure and strategy. We will further extend our manufacturing model across the enlarged Group globally.

Outlook
It is tempting to think of the task before us in 2008 only in terms of the integration of ABN AMRO, and delivery of the substantial cost and revenue synergies. To do so, however, would overlook the real opportunities for the enlarged Group.

Whilst the future seems as difficult as ever to predict, it is clear that we enter 2008 with real momentum behind our organic growth, and with our product range, distribution capabilities and customer franchises materially enhanced. Coupled with our greater presence in the world's largest and fastest growing economies, there is much to be done, but a confidence that it will be, to the benefit of our shareholders, our customers and our employees.

Sir Fred Goodwin
Group Chief Executive

Corporate Markets – Global Banking & Markets

Highlights

- In terms of relationships with large corporates and financial institutions, we are now number one in the UK and Europe and number five in the US and Asia-Pacific, excluding Japan.
- GBM was named Inflation Derivatives House of the Year in the Risk Awards by Risk magazine.
- ifr magazine named us Sterling Bond House of the Year and European and North American Securitisation Houses of the Year.

Contribution (£m)

07	3,832
06	3,923

Our GBM division enjoyed another strong first half performance and throughout 2007 made good progress, in our Continental European and Asian businesses in particular. We took full advantage of market volatility in the second half to deliver excellent performances in interest rate and currency trading, with income growth of 78% and 48%, respectively. These same market conditions resulted in significantly lower origination volumes in the credit markets as well as write-downs on US mortgage-related exposures. Overall, we continued to benefit from the diversity of our income streams.

We continued to build GBM around the globe, making significant investments in people, infrastructure and technology to support growth and develop new product capabilities. Our Beijing office attained branch status, enabling us to deliver a wider range of products to clients in China. We moved to new premises in Paris to accommodate growth.

Building on our already extensive relationships, ABN AMRO will extend our presence to more than 50 countries, improving our ability to meet clients' needs around the globe. Integration of ABN AMRO's wholesale businesses within GBM brings considerable strengths in equities, corporate finance and advisory services, emerging markets and transaction services, including cash management and trade finance.





▲ GBM's Tokyo office was joint arranger of SoftBank Mobile's ¥65.1 billion securitisation of mobile handset instalment sales receivables.

◄ GBM was the sole bookrunner for a €266 million infrastructure facility for EDF Energies Nouvelles to fund construction of six wind farms in France.
© EDF EN

Corporate Markets – UK Corporate Banking




▲ We began a new relationship with Wales' leading brewer and pub operator SA Brain & Co Ltd.
▶ After more than 200 years with one of our major UK competitors, one of Essex's longest established law firms, Gepp & Sons, was persuaded to move their banking relationship to UKCB.



Highlights

- An independent survey showed our market share in Scotland rising to 46%. Even where we have a significant presence, we can grow if we deliver a high quality of service.
- RBS is the No.1 brand for service in England & Wales and Scotland according to an independent survey.

Contribution (£m)

07	2,398
06	2,193

Our UK Corporate Banking business enjoyed another very successful year maintaining its consistent record of high single-figure income growth and further advancing its market share from a position of leadership.

An important reason for this sustained performance is our relationship banking model, which involves a long-term commitment to customers. In 2007, we invested in several hundred more Relationship Managers, and co-located relationship and specialist product teams across the UK to provide 'joined-up' local delivery for customers. We also invested in simplified and easier-to-use documentation, and in new mobile technology which allows our people to spend more time with the companies we serve.

Product innovation has been central to meeting customers' needs. We greatly improved delivery channels with the launch of new Bankline, our advanced web-based electronic banking platform. 50,000 corporate and business customers enjoyed access to new Bankline and gave us strongly positive feedback about it. Lombard introduced a vehicle carbon offset scheme, while our services to businesses that trade internationally were enhanced by Supplier Finance – a new global supply chain finance product – and Tradeflow – an automated online trade finance service.

We maintained our rigorous focus on credit quality and risk management. As a result, while the amount we lent increased the quality of the portfolio remained stable and impairment losses fell.

Retail Markets – Retail

Highlights

- Among major high street banks, RBS and NatWest are number one and number two, respectively, for customers who say they are 'extremely satisfied' with their main current account provider.
- With 2,278 RBS and NatWest branches, our network is the UK's largest. We opened, upgraded or refurbished 224 branches in 2007.
- 50% of first year full-time undergraduates in England and Wales with a student account have one with RBS or NatWest.

Contribution (£m)

07	4,073
06	3,830

Our focus on customer service, strong products and a measured approach to risk were the foundations for success in 2007. We originated more personal loans through branches and fewer through direct channels. Recognising consumers' shift from borrowing to saving we focused on selling savings and investment products and NatWest opening more than one million new savings accounts.

In Business Banking we maintained our leading share of the SME market and invested in people, technology and service quality to secure future growth, including returning 500 managers to branches where they can work more closely with customers.

Tesco Personal Finance celebrated its tenth birthday, attracting 1.6 million new accounts, taking the total above 5.2 million.

2007 was another successful year for our credit card partnership with Bank of China. A total of 2.3 million new cards were issued across all channels, and our strength as a co-brand partner was reflected in seven new co-brand deals with major companies in China, including one with Air China.

Retailer Solutions – the number one merchant acquirer in the UK and number three worldwide – benefited from consumers' growing preference for cards over cash, and for e-shopping. These helped boost transactions by 11%, with online purchases up 39%.


RBS


NatWest
SALE

△ In September, Retail Markets launched the Revolve account for 11–18 year olds. Customers can design and personalise the look of their debit card

◁ Working closely with RBS Insurance, Retail Markets has made excellent progress in selling home insurance through the RBS and NatWest brands.

Retail Markets – Wealth Management


RBS Coutts

△ We have recently re-branded our Coutts International branches, such as this one in Singapore, to RBS Coutts. This allows us to draw on the strength of the global brand.

▷ Asia-Pacific is an increasingly important region for Wealth Management; in 2007, we saw a 27% rise in customer numbers.



Highlights

- Coutts' UK customer numbers rose by 7%.
- 11,000 clients worldwide invest more than £8 billion in securities markets using Coutts & Co's Discretionary Investment Management Scheme.
- Euromoney ranked Coutts & Co Best in the UK for Super Affluent and High Net Worth clients.

Contribution (£m)

07	550
06	462

Wealth Management delivered strong organic growth, reflecting our brand strength, product portfolio and geographic reach. There are significant, long-term opportunities in this market, with the wealth of the world's High Net Worth Individuals forecast to reach US$51.6 trillion by 2011, growing at an annual rate of 7%.

Coutts' UK regional expansion programme continued and outside the UK, momentum was maintained particularly in the Asia-Pacific region. From the beginning of 2008 we have re-branded Coutts International as RBS Coutts to draw on the global brand strength of the Group.

As part of our partnership with the Bank of China, our new joint private banking initiative opened for business in Beijing and Shanghai in March.

Coutts & Co launched its first financial education programme for children of clients in July 2007. The 2½ day Assets & Responsibilities Course was designed to engage young people in wealth management and empower them to become financially successful.

Ulster Bank

Highlights

- Ulster Bank Corporate Markets won the KPMG Business Banking Excellence Award for the third consecutive year.
- With more than 1,100 machines our ATM network is now the second largest on the island of Ireland.
- We funded the first large scale biodiesel production plant in Ireland, helping Ireland to meet its EU Biofuels Directive obligations.

Contribution (£m)

07	732
06	636

Ulster Bank Group achieved impressive results while expanding its footprint and introducing innovative new products. Across Ireland we opened seven joint Ulster Bank branch and business centres, three First Active stores and refurbished 46 locations. Two new mobile branches enabled us to improve further the service provided to customers in rural locations.

We built on our integration with the RBS IT platform to launch new products including a number unique to the Irish market. These included a new business banking proposition for start-ups; OneCard, the first all-in-one card in the Irish market allowing smaller companies to rationalise their payments process; and the first personalised credit card, allowing customers to brand their cards with the image of their choice.

First Active delivered a record year in investments, capitalising on the opportunity presented by the maturity of the Special Savings Account Ireland, a government-backed savings scheme.

Our Corporate Markets business leveraged the strengths of the wider Group to finance construction of the N6 motorway and widening of the M50 ring road around Dublin. The consortium for these Public Private Partnerships involved contractors from Spain and Ireland, and Ulster Bank worked closely with GBM in Madrid, the relationship bankers to the Spanish firms.


Ulster Bank
Information


Ulster

Ulster Bank Group continued to expand its footprint across the island of Ireland. In 2007, we opened seven new joint branch and business centres for Ulster Bank and three new First Active stores. This is the new branch and business centre at Blackpool in County Cork.

Citizens



Highlights

- We remained No.1 US Small Business Administration lender in New England, Pennsylvania and Delaware.
- Since the late 1980s, Citizens has approved more than 41,000 Small Business Administration loans totalling more than $2 billion.
- We introduced e-Statements in 2007 and expect to save at least 10 million sheets of paper in 2008.
- The Customer Relationship Review, an automated profiling and customer data management tool, was introduced to enhance and improve customer service.

Contribution ($m)

07	2,647
06	2,917

Very challenging economic conditions affected our personal lending, mortgage and auto loans businesses. However, Citizens continued to make progress in developing its corporate and commercial franchise. In doing so it drew on the strengths of the wider Group, enabling us to make private placements, public bond offerings and loan syndications and to provide cross-border solutions to clients. Citizens' Foreign Exchange and Derivatives revenue grew by more than 20%.

Kroger Personal Finance, our joint venture with the second largest US supermarket group, sold over two million products, including 1-2-3 Rewards® MasterCards®, and prepaid and gift cards.

Our colleagues who serve customers every day often know best what we can do to improve our service. So last year we undertook a range of activities to make sure those ideas came to the fore. This resulted in more than 270 improvements to service provision. Our investment was rewarded with an increase in the customer satisfaction score to 85%.

▲ ePrize, LLC, the world's largest interactive promotions agency, was one of the first recipients of Charter One's Job Creation Loan Program, a $200 million loan commitment to companies that create jobs in Michigan.

▶ Ellen Wolf, CFO, American Water, with Thomas Connor, RBS Greenwich Capital and Steve Stambaugh of Citizens discuss the private placement of Senior Unsecured Notes.



RBS Insurance

Highlights

- Typically we receive 350 flood claims in a summer month. Between 14 June and 22 July we received nearly 11,500 flood claims, including 3,900 in one day.
- We managed £4 billion of claims and answered 8.5 million claims calls.
- Our Claims area received the Investors in Excellence award while our garage network achieved the BSI Kitemark for Vehicle Body Repair.
- Churchill, Direct Line and Green Flag all received 'Best Of' awards from Your Money in 2007.

Contribution (£m)

07	902
06	964

We are justifiably proud of how RBS Insurance responded to the floods of June and July. By any measure it was a major challenge. By invoking our Severe Weather Event Plan, we were able to handle the large increase in the numbers of calls and claims, ensuring our customers got the help they needed as quickly as possible.

Working closely with Retail Markets, we have made excellent progress in selling home insurance through the RBS and NatWest brands. We continued to develop our low cost operating model, streamlining our processes by bringing together the Sales, Service and Claims functions, enabling us to provide efficient and consistent service standards to our customers.

We continued to diversify our income streams from the traditional core of UK household and motor insurance. Direct Line 'Open for Business' was introduced in September offering simple, accessible insurance products for small businesses, while our International division returned strong growth, with motor policies up by 7%.


churchill



In the last two weeks of June, the flood claims team at RBS Insurance dealt with more calls in one day than they usually receive in a typical summer month.

Direct Line introduced its new 'Open for Business' insurance products in September.

Manufacturing


RBS
PETROBRAS
LUBRAX

△ Manufacturing supported the launch of contactless debit card when the AT&T Williams Formula 1 Team made the UK's first public transaction in East London.

▷ We launched a new customer service commitment, where we aim to refund customers who have been innocent victims of fraud within 24 hours of contact.



Highlights

- Manufacturing played a central role in developing Tesco Compare, a website allowing customers to compare and buy motor insurance from more than 30 different brands in the UK.
- If a customer's debit card is lost or stolen, we can help them access emergency cash from over 7,000 ATMs.
- Our Property team managed the development of new offices in India, Singapore and Paris, as well as refurbishing and expanding the Ulster Bank branch network.

Total costs (£m)

07	2,914
06	2,872

Our Manufacturing division had a very strong year, supporting the development of our businesses while continuing our rigorous focus on cost control.

We invested significantly to protect our customers from fraud in 2007, introducing Chip & PIN to our branches in the UK and Ireland and launching 2 Factor Authentication for online banking transactions. Our Identity Theft Support Team now helps victims of crime in the UK; and the introduction of improved processes means we now aim to refund those customers who have suffered fraud within 24 hours of contact.

Manufacturing was at the forefront of a range of innovations. In August, RBS became the first UK bank to use Contactless Payment technology. Manufacturing also supported the launch of mobile phone banking in September.

Our eSourcing programme continues to deliver savings, helping us limit total cost growth to 1%. This online tool is used across all divisions and geographies to source goods and services. Savings are realised more quickly through reducing tender time, helping to make this programme one of the top ten in the world.

ABN AMRO

Highlights

- Retail banking customer numbers in Asia increased by 12% to 3.7 million, with growth driven principally by Van Gogh Preferred Banking, our relationship banking service for mass affluent clients.
- The number of credit cardholders in Asia grew by 18% to 3.3 million.
- Asia corporate banking income saw good growth across the region in 2007.
- We opened 16 new branches across China, India, Indonesia, Hong Kong and Malaysia.

Contribution (£m) - from date of acquisition 17 October 2007.

07 ▌ 128

Since we completed the acquisition of ABN AMRO in October our confidence in the opportunities it offers the Group has deepened. It brings many excellent people, strong franchises and products, and extends our presence in the world's fastest growing markets, as well as further diversifying our income streams. We expect to secure greater cost savings and revenue benefits than originally anticipated.

We have made good progress on integration. Appointments have been made to the Supervisory and Managing Boards and to senior management positions. We have confirmed which businesses RBS will retain. Migration to RBS brand and model has begun.

While credit market activities reflected the prevailing market conditions, equities, rates and financial institutions performed well. Transaction banking maintained good momentum, reflecting strong growth in cash management balances and significant expansion in trade finance. International retail banking businesses performed well over the whole of 2007.





▲ Combined with ABN AMRO, RBS is now the leading corporate bank in Europe in terms of relationships with large corporates and financial institutions. This is the Paris office of ABN AMRO.

◀ India is already an important market for ABN AMRO. It has a network of 28 branches.



▲ Ben Morris took advantage of our YourWorld bike-to-work scheme that allows employees to make considerable savings on the cost of a cycle. He also uses YourWorld carbon offsets and tax free bus season tickets.

▶ In June we launched the YourWorld employee website. There is a carbon calculator, energy efficiency tips and discounted offers on products which reduce their carbon footprint.



RBS is a responsible company. We carry out rigorous research so that we can be confident we know the issues that are most important to our stakeholders and we take practical steps to respond to what they tell us. In 2007 we extended that research, engaging more fully the stakeholders of Ulster Bank and RBS Insurance, and stakeholders in the US. In this section we outline some of our stakeholders' priorities and describe the actions we have taken in response.

Combating crime

Stakeholders have told us that financial crime is their leading concern. This reflects the fact that identity fraud is the UK's fastest-growing crime and the media coverage that high profile cases receive. We understand the reasons for stakeholders' concerns and work hard to achieve our vision of RBS being the safest place to do business.

We have taken a range of actions to protect our customers. Working with others, our contribution to industry initiatives in 2007 was equivalent to 14,000 days of police officers' time. RBS was among the first banks to load data onto the new Fraud Intelligence Sharing System. Our internal team dedicated to improving security and combating fraud employs more than 900 people in the UK alone. During 2007 the Group implemented 30 initiatives to tackle fraud. In the US, Citizens' Fraud Stopper Program rewards employees who go above and beyond their normal job responsibilities to prevent fraud against the Group.

Our focus on crime makes good business sense. In an independent survey of customers who had experienced fraud on their cards, the satisfaction score for RBS and NatWest was over 80%.

Building financial capability

When people have been educated about money and how to work with financial services firms they are more likely to make the right decisions and to avoid difficulties. Our commitment to building financial capability began over 14 years ago with the

- 100% of electricity purchased in the UK and for the island of Ireland came from renewable energy sources
- Employee double matching programmes extended to the US, Europe and Asia-Pacific

Face2Face with Finance for Schools programme. During that time we have invested more than £40 million in related activities, from providing lessons to almost 1.5 million school children to supporting 20,000 free training courses for debt advisers. In 2007 our employees delivered more than 16,000 lessons to over 635,000 pupils.

To ensure we have a sound evidence base for our activities in this field we have established the MoneySense Research Panel, a cohort of 10,000 secondary school pupils aged between 11 and 18 years. We will keep in touch with this group of young people over the next five years to understand how different levels of financial education and understanding affect the capabilities, aspirations and decisions they make as they enter early adulthood.

The work we do to build financial capability extends beyond young people in schools. In October, Face2Face with Finance was brought even more firmly into the heart of our business and rebranded as MoneySense.

We reached beyond our customer base in building capability through media partnerships with two UK national newspapers. The Metro Debt Alert campaign, run in partnership with Citizens Advice sought to help people better understand their finances and encouraged those with concerns to seek help early. Our partnership with the Daily Mail offered its readers a free guide on How to Take Control of Your Money.

Promoting financial inclusion

Some people can find it difficult to access financial services, with challenges in three areas: bank accounts, credit and debt advice. We are the UK's largest provider of Basic Bank Accounts, which are designed for customers who have had difficulty in entering the banking system.

We recognise that some people's financial needs may be better fulfilled by organisations outside the banking sector and we work with Third Sector bodies to improve the provision of affordable credit to people on low incomes. In January, RBS was chosen as the main banking partner of Scotcash, a new Community Development Finance Institution set up to provide access to affordable credit to people in Glasgow who have not had full access to mainstream financial services.



◀ 20 employees from Wealth Management spent a week working with charity, Habitat for Humanity, constructing five houses for a rural community near Bangalore, India.

In supplying money advice, our work aims to improve the quality and availability of information for people facing difficulties managing their finances. Of course, much of what we do in this area is part of the service we routinely offer to customers. In addition to general advice, available through MoneySense, our research shows that customers value tailored money management advice that helps them when they are making specific decisions. In 2007, our response included recruiting an additional 1,000 Customer Service Advisers in our RBS and NatWest branches and undertaking 1.2 million personal financial reviews with our customers.

We also support the money advice sector. Our efforts here are channelled through the Money Advice Trust ('MAT'), a charity formed in 1991 to improve the supply of free and independent money advice. We continue to be the largest corporate sponsor of MAT. Our support allows the MAT to train Debt Advisers. More than 90% of the free money advice sector is trained using RBS funded materials and our funding supports 5,000 free places on training courses each year. We have chosen to focus our support specifically on face-to-face advice because it is the preferred channel for those on lowest incomes.

In the US, Citizens' Individual Development Account offers low income families incentives to save for home ownership, post-secondary education or business ownership. This anti-poverty strategy combines learning about financial management with incentives to save for long-term assets that improve the economic security and lifetime earning power of participants.



▲ In December, we gave £1 million to 91 children's charities, chosen by staff and readers of the Daily Mail. Children's Minister, Rt Hon Beverley Hughes MP handed over £100,000 to the winning charity, Tommy's.

▶ Ulster Bank's musical outreach programme is designed to nurture young primary school talent across the island of Ireland. Children from St Paul's Junior National School in Dublin enjoy their workshop.



Customer service

Our consistent leadership among the main high street banks in customer satisfaction is a consequence of our desire to make it as easy as possible to use our services. We operate the largest branch network in Britain and the second largest in the island of Ireland and continue to extend them in both locations. We operate one in five of all free-to-use ATMs in the UK, the largest free-to-use network in the country. However, our stakeholders told us that some communities in the UK do not have reasonable access to a free-to-use ATM. To address this, we committed to installing additional free-to-use ATMs in neighbourhoods without existing provision and with 494 in place we will soon reach our target of 500 machines.

People living in remote communities across Scotland, England and Wales, often distant from a branch and other services, can use one of our 20 mobile branches. They make more than 25,000 stops each year and cover in excess of 190,000 miles. Last year we introduced four new mobile branches in North Wales and Yorkshire, operated by RBS, and in Cumbria and Devon under the NatWest brand.

In January we launched a new product designed to meet the needs of the UK's growing Polish community. The NatWest Welcome Account provides easy access to banking services for Polish speakers in the UK. Since we know that sending money home is important to them, we have made arrangements with PKO Bank Polski, Poland's largest retail bank, so that customers can make free money transfers between their NatWest Welcome Account and any account at PKO Bank Polski. The Welcome Account won the Best Innovation in Banking award from Scottish Financial Enterprise.

Ulster Bank has added foreign language specialists to a number of its branches, as well as publishing a 'Welcome Brochure' with sections in Polish, Portuguese, Lithuanian and Chinese Mandarin.

Citizens in the community

In the US, Citizens has a proud tradition of community involvement and investment. During 2007, we invested $25 million with more than 4,000 non-profit organisations and over the last six years

- £57.7 million invested in our communities during 2007
- RBS achieved the highest AAA rating from Innovest for managing social and environmental risks

our charitable investments have grown by 500%. We extended our UK Give As You Earn programme to the US; under the Colleague Matching Gift Program launched in August, Citizens matches the charitable donations qualifying employees make to eligible organisations up to $1,000 per year.

The Community Reinvestment Act (CRA) in the US encourages financial institutions to help meet the needs of low and moderate income communities. There are four CRA ratings: Outstanding, Satisfactory, Needs to Improve and Substantial Non-Compliance. Citizens has Outstanding ratings in every state where it operates and we have retained the Outstanding CRA rating throughout all of our acquisitions.

Our employees

Involvement in voluntary work is one example of how our employees support the communities in which they work. We give employees more hours off work to participate in charitable activities than any company in the UK. We launched Colleagues in Action in Citizens to give greater prominence to the voluntary work of our employees. More than half of our employees report that the Group does 'a very good job' in supporting charitable giving and almost nine out of ten say we are socially responsible in the communities in which we operate.

Our supportive approach to community involvement is one of the reasons for the consistently strong results achieved in the annual Employee Opinion Survey where we consistently exceed the performance of our peers. More than 80% of employees feel they are treated with respect at work. Two out of three employees believe RBS does a good job in developing our people to their full potential. We seem to get right the balance between work and home life, with eight in ten employees saying the hours they put in to get the job done are reasonable. Almost nine out of ten employees feel they are sufficiently informed about the Group's performance and more than 80% say we are good at keeping them informed more generally. In all of these instances, and more, our results exceed the Global High Performance Norm, the results achieved by the world's best performing companies.

Since we believe that our people are the source of our enduring success we invest to develop them. The RBS Business School is central to our commitment to our people to bring out the best



Charter One's Champion in Action programme has assisted more than 90 small non-profit agencies who support their local communities. Near West Theatre, Cleveland, Ohio provides local youngsters with the chance to engage in creative activities and was the first to benefit when the programme was extended to the Midwest.

in them. It also helps us to develop the products and services to meet our customers' needs, and to sustain and enhance the value we return to our shareholders. Last year we convened the new Strategic Advisory Board of our Business School, with membership drawn from some of the world's leaders in executive education. Our Senior Manager Development Programme, designed and delivered for us by Harvard Business School, was supplemented by the Executive Leadership Programme which was developed by Duke Corporate Education.

RBS and the environment

We recognise the threats posed by climate change and endeavour to make a difference where we can. That involves reducing the Group's carbon footprint and wider environmental impacts, helping our employees as they change their behaviour and lending responsibly to the highest internationally-agreed standards. In 2007 we elevated the priority given to the environment and brought greater coherence to our activities with the establishment of the Group Environment Programme.

Our footprint

Financial services is an industry with a low carbon footprint and RBS has one of the lowest among UK banks. We are committed to reducing further the carbon intensity of our operations and the initiatives we have taken should reduce our carbon dioxide emissions by as much as one-fifth by 2011. We will achieve that in a number of ways. Since October 2007, all of our electricity in the UK and Ireland has come from renewable sources. Phase one of our £55 million property



▲ Barbara Norris is one of the 6,000 members of staff who have delivered MoneySense lessons to 1,500 schools across the UK. Here she is helping pupils at Ramsey School Essex.

▶ Sharon Johnson who has worked for RBS since leaving school 17 years ago, took a two month sabbatical to work at the Sepilok Orangutan Sanctuary in Borneo.



investment programme is nearing completion and will cut our annual carbon dioxide emissions by 97,000 tonnes. We are piloting energy efficient technologies at our 'Building for the Future' sites in Blackpool and Rotherham in England. Last year the Group recycled 21,000 tonnes of paper and the introduction of e-statements in November will reduce significantly the 15 million statements we send through the post each month.

Our employees

Our employees have told us that they take seriously their personal impact on the environment and strive to minimise it where they can. We took a major step to helping them with the launch of 'Your World'. Through this web-based service, employees in the UK, Ireland and the US can calculate their carbon footprint, obtain advice about how to reduce it and buy competitively-priced energy and transport services that will also help them to reduce their emissions.

Our lending

RBS is one of the ten initial adopters of the Equator Principles, a benchmark for managing the social and environmental impact of financing projects. We lend only to projects which satisfy these exacting standards. Our regard for the environment also makes good business sense and the Group is among the largest funders of renewable energy projects in the world.

Recognition

Our efforts in managing the Group's environmental impact have been recognised by others. The ratings agency Innovest upgraded us to AAA for managing social and environmental risks and opportunities, and we were again included in the Dow Jones and FTSE4GOOD sustainability indices. RBS was included in the Carbon Disclosure Project's Climate Disclosure Leadership Index and we were one of only four banks globally to receive a score of 95% or higher. At the World Economic Forum in Davos, we were included among the world's 100 most sustainable companies for the first time.

Business review

Presentation of information

In the Report and Accounts, and unless specified otherwise, the term 'company' means The Royal Bank of Scotland Group plc, 'RBS' or the 'Group' means the company and its subsidiary undertakings, 'the Royal Bank' means The Royal Bank of Scotland plc and 'NatWest' means National Westminster Bank Plc.

The company publishes its financial statements in pounds sterling ("£" or "sterling"). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ("UK"). Reference to 'dollars' or '$' are to United States of America ("US") dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', the European single currency and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities primarily consist of the UK domestic transactions of the Group. Foreign activities comprise the Group's transactions conducted through those offices in the UK specifically organised to service international banking transactions and transactions conducted through offices outside the UK.

The geographic analysis in the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office – UK and overseas. Management believes that this presentation provides more useful information on the Group's yields, spreads and margins of the Group's activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which the Group is managed. 'UK' in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The results, assets and liabilities of individual business units are classified as trading or non-trading based on their predominant activity. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

International Financial Reporting Standards

As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS') as adopted by the European Union. It also complies with IFRS as issued by the IASB. On implementation of IFRS on 1 January 2005, the Group took advantage of the option in IFRS 1 'First-time Adoption of International Financial Reporting Standards' to implement IAS 39 'Financial Instruments: Recognition and Measurement', IAS 32 'Financial Instruments: Disclosure and Presentation' and IFRS 4 'Insurance Contracts' from 1 January 2005 without restating its 2004 income statement and balance sheet. The date of transition to IFRS for the Group and the company and the date of their opening IFRS balance sheets was 1 January 2004.

The Group's published 2004 financial statements were prepared in accordance with then current UK generally accepted accounting principles ("UK GAAP" or "previous GAAP") comprising standards issued by the UK Accounting Standards Board, pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and provisions of the Companies Act 1985.

Acquisition of ABN AMRO

On 17 October 2007, RFS Holdings B.V. ("RFS Holdings"), a company jointly owned by RBS, Fortis N.V., Fortis SA/NV and Banco Santander S.A. (the "Consortium Banks") and controlled by RBS, completed the acquisition of ABN AMRO Holding N.V. ("ABN AMRO").

In due course, RFS Holdings will implement an orderly separation of the business units of ABN AMRO with RBS retaining the following ABN AMRO business units:

- Continuing businesses of Business Unit North America;
- Business Unit Global Clients and wholesale clients in the Netherlands (including former Dutch wholesale clients) and Latin America (excluding Brazil);
- Business Unit Asia (excluding Saudi Hollandi); and
- Business Unit Europe (excluding Antonveneta).

Certain other assets will continue to be shared by the Consortium Banks.

Statutory results

RFS Holdings is jointly owned by the Consortium Banks. It is controlled by the company and is therefore fully consolidated in its financial statements. Consequently, the statutory results of the Group for the year ended 31 December 2007 include the results of ABN AMRO for the period from 17 October 2007 to 31 December 2007. The interests of Fortis and Santander are included in minority interests.

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk ("VaR")', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions including, but not limited to, sections such as 'Chairman's statement' and 'Group Chief Executive's review'.

In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion of certain risks faced by the Group, see Risk factors on pages 32 and 33.

Description of business

Introduction

The Royal Bank of Scotland Group plc is the holding company of one of the world's largest banking and financial services groups, with a market capitalisation of £44.4 billion at the end of 2007. Headquartered in Edinburgh, the Group operates in the UK, US and internationally through its two principal subsidiaries, the Royal Bank and NatWest. Both the Royal Bank and NatWest are major UK clearing banks whose origins go back over 275 years. In the US, the Group's subsidiary Citizens is ranked the ninth largest commercial banking organisation by deposits. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

The Group had total assets of £1,900.5 billion and owners' equity of £53.0 billion at 31 December 2007. It is strongly capitalised with a total capital ratio of 11.2% and tier 1 capital ratio of 7.3% as at 31 December 2007.

Organisational structure and business overview

The Group's activities are organised in the following business divisions: Corporate Markets (comprising Global Banking & Markets and UK Corporate Banking), Retail Markets (comprising Retail and Wealth Management), Ulster Bank, Citizens, RBS Insurance and Manufacturing. A description of each of the divisions is given below.

Corporate Markets is focused on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world.

Global Banking & Markets ('GBM') is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers. GBM has a wide range of clients across its chosen markets. It has relationships with an overwhelming majority of the largest UK, European and US corporations and institutions. GBM's principal activity in the US is conducted through RBS Greenwich Capital.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets' products and services to companies.

Retail Markets leads the co-ordination and delivery of our multi-brand retail strategy across our product range and comprises Retail (including our direct channels businesses) and Wealth Management.

Retail comprises both the Royal Bank and NatWest retail brands, and a number of direct providers offering a full range of banking products and related financial services to the personal, premium and small business markets across several distribution channels.

In core retail banking, Retail offers a comprehensive product range across the personal and small business market: money transmission, savings, loans, mortgages and insurance. Customer choice and product flexibility are central to the retail banking proposition and customers are able to access services through a full range of channels, including the largest network of branches and ATMs in the UK, the internet and the telephone.

Retail also includes the Group's non-branch based retail businesses that issue a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses. Retail is the leading merchant acquirer in Europe and ranks third globally.

It also includes Tesco Personal Finance, The One account, MINT, First Active UK, Direct Line Financial Services and Lombard Direct, all of which offer products to customers through direct channels principally in the UK. In continental Europe, Retail offers a similar range of products through the RBS and Comfort Card brands.

Wealth Management provides private banking and investment services to its clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. Coutts is one of the world's leading international wealth managers with offices in Switzerland, Dubai, Monaco, Hong Kong and Singapore, as well as its premier position in the UK. Adam & Company is the major private bank in Scotland. The offshore banking businesses – The Royal Bank of Scotland International and NatWest Offshore – deliver retail banking services to local and expatriate customers, principally in the Channel Islands, the Isle of Man and Gibraltar.

Ulster Bank Group including First Active, provides a comprehensive range of retail and wholesale financial services in the Republic of Ireland and Northern Ireland, supported by an extensive network of branch and business centres. Retail Markets operates in the personal and affluent banking sectors. Corporate Markets provides a wide range of services in the commercial, corporate and wealth markets. RBS's European Consumer Finance ('ECF') activities, previously part of RBS Retail Markets, are now managed within Ulster Bank. ECF provides consumer finance products, particularly card-based revolving credits and fixed-term loans, in Germany and the Benelux countries.

Citizens is the second largest commercial banking organisation in New England and the ninth largest commercial banking organisation in the US measured by deposits. Citizens provides retail and corporate banking services under the Citizens brand in Connecticut, Delaware, Massachusetts, New Hampshire, New Jersey, New York state, Pennsylvania, Rhode Island and Vermont and the Charter One brand in Illinois, Indiana, Michigan and Ohio. Through its branch network Citizens provides a full range of retail and corporate banking services, including personal banking, residential mortgages and cash management.

In addition, Citizens engages in a wide variety of commercial lending, consumer lending, commercial and consumer deposit products, merchant credit card services, trust services and retail investment services. Citizens includes RBS Lynk, our merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

RBS Insurance is the second largest general insurer in the UK, by gross written premiums. It sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International Division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through independent brokers.

Manufacturing supports the customer-facing businesses and provides operational, technology and customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group's purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to costs principally in respect of the Group's banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets. For financial reporting purposes the Manufacturing costs have been allocated to the relevant customer-facing divisions on a basis management considers to be reasonable.

ABN AMRO is a major international banking group with a leading position in international payments and a strong investment banking franchise with particular strengths in emerging markets, as well as offering a range of retail and commercial financial services around the world via regional business units in Europe, the Netherlands, North America, Latin America and Asia.

As discussed on page 28, ABN AMRO was acquired by the Consortium Banks in October 2007 through the Group's subsidiary, RFS Holdings. The ABN AMRO business units that will be retained by RBS are principally the global wholesale businesses and international retail businesses in Asia and the Middle East. In due course, these will be integrated with the Group's existing business and will further diversify the Group's global reach.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group's capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

Competition

The Group faces intense competition in all the markets it serves. In the UK, the Group's principal competitors are the other UK retail and commercial banks, building societies and the other major international banks represented in London.

Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, the Group competes with banks and specialised asset finance providers, both captive and non-captive. In European and Asian corporate and institutional banking markets the Group competes with the large domestic banks active in these markets and with the major international banks.

In the small business banking market, the Group competes with other UK clearing banks, specialist finance providers and building societies.

In the personal banking segment the Group competes with UK banks and building societies, major retailers, life assurance companies and internet-only players. In the mortgage market the Group competes with UK banks and building societies. The Group's life assurance businesses compete with Independent Financial Advisers and life assurance companies.

In the UK credit card market large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks. Competitive activity is across a number of dimensions including introductory and longer term pricing, loyalty and reward schemes, and packaged benefits. In addition to physical distribution channels, providers compete through direct marketing activity and the internet. The market remains competitive, both between issuers and with other payment methods.

In Europe, Asia and the Middle East, the enlarged Group now competes in retail banking with local and international banks. In a number of these markets there are regulatory barriers to entry or expansion, and the state ownership of banks. Competition is generally intensifying as more players enter markets that are perceived to be de-regulating and offer significant growth potential.

In Wealth Management, The Royal Bank of Scotland International competes with other UK and international banks to offer offshore banking services. Coutts and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks. Competition in wealth management activities has intensified as banks have increased their focus on competing for affluent and high net worth customers.

RBS Insurance competes in personal lines insurance and, to a limited extent, in commercial insurance. There is strong competition from a range of insurance companies which now operate telephone and internet direct sales businesses. Competition in the UK motor market remains particularly intense, and price comparison internet sites now play a major role in the marketplace. RBS Insurance also competes with local insurance companies in the direct motor insurance markets in Spain, Italy and Germany.

In Ireland, Ulster Bank and First Active compete in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as UK, Irish and other European institutions seek to expand their businesses.

In the United States, where competition is intense, Citizens competes in the New England, Mid-Atlantic and Mid West retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

Risk factors

Set out below are certain risk factors which could affect the Group's future results and cause them to be materially different from expected results. The Group's results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The Group's business and earnings are affected by general business and geopolitical conditions

The performance of the Group is influenced by economic conditions particularly in the UK, US and Europe. Downturns in these economies could result in a general reduction in business activity and a consequent loss of income for the Group. It could also cause a higher incidence of credit losses and losses in the Group's trading portfolios. Geopolitical conditions can also affect the Groups earnings. Terrorist acts and threats and the response of governments in the UK, US and elsewhere to them could affect the level of economic activity. The Group's business is also exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic.

The financial performance of the Group is affected by borrower credit quality

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. Adverse changes in the credit quality of the Group's borrowers and counterparties or a general deterioration in UK, US, European or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of the Group's assets and require an increase in the provision for impairment losses and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect the Group's business

The most significant market risks the Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by the Group's non-UK subsidiaries, mainly Citizens, RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of the Group's investment and trading portfolios. The Group has implemented risk management methods to mitigate and control these and other market risks to which the Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

The Group's business performance could be affected if its capital resources are not managed effectively

The Group's capital is critical to its ability to operate its businesses, to grow organically and to take advantage of strategic opportunities. The Group is required by regulators in the UK and in other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The Group mitigates the risk by careful management of its balance sheet and capital resources, through capital raising activities, disciplined capital allocation and the hedging of capital currency exposures.

Liquidity risk is inherent in the Group's operations

Liquidity risk is the risk that the Group will be unable to meet its obligations as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors such as an over reliance on a particular source of funding, changes in credit ratings or by market-wide phenomena such as market dislocation and major disasters. The Group's liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, in controlling the mis-match of maturities and from carefully monitoring its undrawn commitments and contingent liabilities.

The Group's future earnings could be affected by market illiquidity

Financial markets are sometimes subject to significant stress conditions where steep falls in perceived or actual asset values are accompanied by severe reduction in market liquidity, such as recent events in the U.S. sub-prime residential mortgage market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions. Severe market events are difficult to foresee and, if they occur, could result in the Group incurring significant losses. In 2007, the Group recorded significant write-downs on its credit market positions, principally on its US sub-prime exposures. The Group continues to have exposure to this market and as market conditions change the fair value of the Group's instruments could fall further. Furthermore, recent market volatility and illiquidity has made it difficult to value certain of the Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in significant changes in the fair values of these instruments. In addition, the value ultimately realised by the Group will depend on the market price at that time and may be materially lower than current fair value. Any of these factors could require the Group to recognise further write-downs which may adversely affect the Group's future results.

The Group's insurance businesses are subject to inherent risks involving claims
Future claims in the Group's general and life assurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in mortality and other causes outside the Group's control. Such changes would affect the profitability of current and future insurance products and services. The Group re-insures some of the risks it has assumed.

Operational risks are inherent in the Group's business
The Group's businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the Group.

Each of the Group's businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how the Group conducts its business and on the results of operations
The Group is subject to financial services laws, regulations, administrative actions and policies in each location in which the Group operates. This supervision and regulation, in particular in the UK and US, if changed could materially affect the Group's business, the products and services offered or the value of assets.

Future growth in the Group's earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions
The Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, the Group's earnings could grow more slowly or decline.

The risk of litigation is inherent in the Group's operations
In the ordinary course of the Group's business, legal actions, claims against and by the Group and arbitrations arise; the outcome of such legal proceedings could affect the financial performance of the Group.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates
The Group's activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the profitability of the Group. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future.

The Consortium Banks' proposals for the restructuring of ABN AMRO are complex and may not realise the anticipated benefits for the Group
The restructuring plan is complex, involving substantial reorganisation of ABN AMRO's operations and legal structure. In addition, it contemplates activities taking place simultaneously in a number of businesses and jurisdictions. Implementation of the reorganisation and the realisation of the forecast benefits within the planned timescales will be challenging. Execution of the restructuring requires management resource previously devoted to Group businesses and the retention of appropriately skilled ABN AMRO staff. The Group may not realise the benefits of the restructuring when expected or at all.

Financial highlights

for the year ended 31 December	2007 £m	2006 £m	2005 £m
Total income (1)	31,115	28,002	25,569
Profit before tax, purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	10,282	9,414	8,251
Profit before tax	9,900	9,186	7,936
Profit attributable to ordinary shareholders	7,303	6,202	5,392
Cost:income ratio (2)	43.9%	42.1%	42.4%
Basic earnings per share (pence) (3)	76.4	64.9	56.5
Adjusted earnings per share (pence) (3, 4)	78.7	66.7	58.6
Adjusted after-tax return on equity (5)	19.9%	19.0%	18.2%

at 31 December	2007 £m	2006 £m	2005 £m
Total assets	1,900,519	871,432	776,827
Loans and advances to customers	829,250	466,893	417,226
Deposits	994,998	516,365	453,274
Owners' equity	53,038	40,227	35,435
Risk asset ratio – tier 1	7.3%	7.5%	7.6%
– total	11.2%	11.7%	11.7%

Notes:

(1) Total income in 2005 excludes gains on sale of strategic investments and subsidiaries. In the statutory consolidated income statement on page 120, these items are included in total income.

(2) Cost:income ratio represents operating expenses excluding purchased intangibles amortisation, integration costs and loss on sale of subsidiaries, expressed as a percentage of total income excluding gain on sale of strategic investments and after netting operating lease depreciation against rental income.

(3) Prior year per share data have been restated to reflect the bonus issue of ordinary shares in May 2007.

(4) Adjusted earnings per share is based on earnings adjusted for purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries.

(5) Adjusted after-tax return on equity is based on profit attributable to ordinary shareholders adjusted for purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, and average ordinary equity shareholders' funds.

Overview of results

As discussed on page 28, the results of ABN AMRO are fully consolidated in the Group's financial statements. Consequently, the statutory results of the RBS for the year ended 31 December 2007 include the results of ABN AMRO for the period from 17 October 2007 to 31 December 2007. The interests of Fortis and Santander are included in minority interests.

Summary consolidated income statement for the year ended 31 December 2007

The income statement set out below shows purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries separately. In the statutory consolidated income statement on page 120, these items are included in non-interest income and operating expenses as appropriate.

	2007 £m	2006 £m	2005 £m
Net interest income	12,668	10,596	9,918
Fees and commissions receivable	8,465	7,116	6,750
Fees and commissions payable	(2,311)	(1,922)	(1,841)
Other non-interest income	6,184	6,239	4,963
Insurance premium income	6,398	6,243	6,076
Reinsurers' share	(289)	(270)	(297)
Non-interest income	18,447	17,406	15,651
Total income	31,115	28,002	25,569
Operating expenses	14,053	12,252	11,298
Profit before other operating charges	17,062	15,750	14,271
Insurance claims	4,770	4,550	4,413
Reinsurers' share	(118)	(92)	(100)
Operating profit before impairment losses	12,410	11,292	9,958
Impairment losses	2,128	1,878	1,707
Profit before tax, purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries	10,282	9,414	8,251
Amortisation of purchased intangible assets	274	94	97
Integration costs	108	134	458
Net gain on sale of strategic investments and subsidiaries	—	—	240
Profit before tax	9,900	9,186	7,936
Tax	2,052	2,689	2,378
Profit after tax from continuing operations	7,848	6,497	5,558
Loss from discontinued operations, net of tax	136	—	—
Profit for the year	7,712	6,497	5,558
Minority interests	163	104	57
Other owners	246	191	109
Profit attributable to ordinary shareholders	7,303	6,202	5,392
Basic earnings per ordinary share*	76.4p	64.9p	56.5p
Intangibles amortisation	1.5p	0.7p	0.6p
Integration costs	0.8p	1.1p	3.3p
Net gain on sale of strategic investments and subsidiaries	—	—	(1.8p)
Adjusted earnings per ordinary share*	78.7p	66.7p	58.6p

* Prior year per share data have been restated to reflect the bonus issue of ordinary shares in May 2007.

Business review

2007 compared with 2006

Profit

Profit before tax was up 8%, from £9,186 million to £9,900 million. Profit before tax, purchased intangibles amortisation and integration costs increased by 9% or £868 million, from £9,414 million to £10,282 million. The results of ABN AMRO are included from the date of acquisition, 17 October 2007.

Total income

The Group achieved strong growth in income during 2007. Total income was up 11% or £3,113 million to £31,115 million, notwithstanding the significant impact of the developments in global credit markets in the second half of 2007.

Net interest income increased by 20% to £12,668 million and represents 41% of total income (2006 – 38%). Average loans and advances to customers and average customer deposits both grew by 26%.

Non-interest income increased by £1,041 million to £18,447 million and represents 59% of total income (2006 – 62%).

Net interest margin

The Group's net interest margin at 2.34% was down from 2.47% in 2006.

Operating expenses

Operating expenses, excluding purchased intangibles amortisation and integration costs, increased by 15% to £14,053 million.

Cost:income ratio

The Group's cost:income ratio was 43.9% compared with 42.1% in 2006.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, increased by 4% to £4,652 million reflecting adverse weather conditions in the summer of 2007. Excluding the impact of the floods in the summer, net general insurance claims decreased by 7%.

Impairment losses

Impairment losses rose 13% to £2,128 million, compared with £1,878 million in 2006.

Risk elements in lending and potential problem loans represented 1.64% of gross loans and advances to customers excluding reverse repos at 31 December 2007 (2006 – 1.57%).

Provision coverage of risk elements in lending and potential problem loans was 56% (2006 – 62%).

Integration

Integration costs were £108 million compared with £134 million in 2006.

Taxation

The effective tax rate for 2007 was 20.7% (2006 – 29.3%). The headline rate is lower than the standard rate of UK corporation tax of 30% principally due to certain non-taxable capital gains and changes to deferred tax balances following the change in rate of corporation tax.

Earnings and dividends

Basic earnings per ordinary share increased by 18%, from 64.9p to 76.4p. Earnings per ordinary share adjusted for purchased intangibles amortisation and integration costs also increased by 18%, from 66.7p to 78.7p.

A final dividend of 23.1p per ordinary share is recommended, giving a total dividend for the year of 33.2p, an increase of 10%. If approved, the final dividend will be paid on 6 June 2008 to shareholders registered on 7 March 2008. The total dividend is covered 2.4 times by earnings before purchased intangibles amortisation and integration costs.

Balance sheet

Total assets were £1,900.5 billion at 31 December 2007. The acquisition of ABN AMRO in October 2007 increased assets by £774.2 billion, with the balance accounted for largely by growth in our lending to customers and in trading assets.

Lending to customers, excluding repurchase agreements and stock borrowing ("reverse repos"), increased in 2007 by 70% or £283.0 billion to £686.9 billion. Customer deposits, excluding repurchase agreements and stock lending ("repos"), grew by 71% or £227.2 billion to £547.5 billion.

Capital ratios at 31 December 2007 were 7.3% (Tier 1) and 11.2% (Total).

Bonus issue

In May 2007, the Group capitalised £1,576 million of its share premium account by way of a bonus issue of two new ordinary shares of 25p each for every one held.

Profitability

The adjusted after-tax return on ordinary shareholders' equity, which is based on profit attributable to ordinary shareholders before discontinued operations, purchased intangibles amortisation and integration costs, and average ordinary shareholders' equity, was 19.9% compared with 19.0% in 2006.

2006 compared with 2005

Profit

Profit before tax, purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries increased by 14% or £1,163 million, from £8,251 million to £9,414 million.

Profit before tax was up 16%, from £7,936 million to £9,186 million, reflecting strong organic income growth in all divisions.

Total income

The Group achieved strong growth in income during 2006. Total income was up 10% or £2,433 million to £28,002 million.

Net interest income increased by 7% to £10,596 million and represents 38% of total income (2005 – 39%). Average loans and advances to customers and average customer deposits grew by 14% and 11% respectively.

Non-interest income increased by 11% to £17,406 million and represents 62% of total income (2005 – 61%).

Net interest margin

The Group's net interest margin at 2.47% was down from 2.55% in 2005, due mainly to the business mix effect of growth in corporate and mortgage lending and the impact of the flatter US dollar yield curve.

Operating expenses

Operating expenses, excluding purchased intangibles amortisation and integration costs, rose by 8% to £12,252 million.

Cost:income ratio

The Group's cost:income ratio was 42.1% compared with 42.4% in 2005.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, increased by 3% to £4,458 million reflecting volume growth.

Impairment losses

Impairment losses were £1,878 million compared with £1,707 million in 2005, an increase of 10%.

Risk elements in lending and potential problem loans represented 1.57% of gross loans and advances to customers excluding reverse repos at 31 December 2006 (2005 – 1.60%).

Provision coverage of risk elements in lending and potential problem loans was 62% compared with 65% at 31 December 2005. This reflects amounts written-off and the changing mix from unsecured to secured exposures.

Integration

Integration costs were £134 million compared with £458 million in 2005. Included are costs relating to the integration of First Active and Charter One, as well as the amortisation of software costs relating to the integration of Churchill. Integration costs in 2005 included software costs relating to the acquisition of NatWest which were previously written-off as incurred under UK GAAP but under IFRS were capitalised and amortised. All such software was fully amortised by the end of 2005.

Earnings and dividends*

Basic earnings per ordinary share increased by 15%, from 56.5p to 64.9p. Earnings per ordinary share adjusted for purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries increased by 14%, from 58.6p to 66.7p.

A final dividend of 22.1p per ordinary share was paid, giving a total dividend for the year of 30.2p, an increase of 25%. The total dividend was covered 2.2 times by earnings before purchased intangibles amortisation and integration costs.

*restated for the effect of the bonus issue of ordinary shares in May 2007.

Balance sheet

Total assets were £871.4 billion at 31 December 2006, 12% higher than total assets of £776.8 billion at 31 December 2005.

Lending to customers, excluding repurchase agreements and stock borrowing ("reverse repos"), increased in 2006 by 10% or £35.7 billion to £404.0 billion. Customer deposits, excluding repurchase agreements and stock lending ("repos"), grew by 9% or £26.1 billion to £320.2 billion.

Capital ratios at 31 December 2006 were 7.5% (Tier 1) and 11.7% (Total).

Profitability

The adjusted after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders before purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries, and average ordinary equity, was 19.0% compared with 18.2% in 2005.

Analysis of results

Net interest income

	2007 £m	2006 £m	2005 £m
Interest receivable (1, 2)	33,818	24,966	21,505
Interest payable (1, 2)	(21,288)	(14,557)	(11,720)
Net interest income (1, 2)	12,530	10,409	9,785

	%	%	%
Gross yield on interest-earning assets of the banking business	6.32	5.93	5.60
Cost of interest-bearing liabilities of the banking business	(4.40)	(3.85)	(3.35)
Interest spread of the banking business	1.92	2.08	2.25
Benefit from interest-free funds	0.42	0.39	0.30
Net interest margin of the banking business	2.34	2.47	2.55

Yields, spreads and margins of the banking business	%	%	%
Gross yield (3)			
Group	6.32	5.93	5.60
UK	6.72	6.16	6.07
Overseas	5.79	5.52	4.76
Interest spread (4)			
Group	1.92	2.08	2.25
UK	2.31	2.37	2.48
Overseas	1.41	1.52	1.89
Net interest margin (5)			
Group	2.34	2.47	2.55
UK	2.46	2.57	2.66
Overseas	2.18	2.29	2.35
The Royal Bank of Scotland plc base rate (average)	5.51	4.64	4.65
London inter-bank three month offered rates (average):			
Sterling	6.00	4.85	4.76
Eurodollar	5.29	5.20	3.56
Euro	4.28	3.08	2.18

Notes:

(1) Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, net interest income has been adjusted by £85 million (2006 – £63 million; 2005 – £59 million).

(2) Interest income has been adjusted by £313 million (2006 – £215 million; 2005 – £115 million) and interest expense by £536 million (2006 – £465 million; 2005 – £307 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(3) Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(4) Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(5) Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Average balance sheet and related interest

	2007			2006		
	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %
Assets						
Treasury bills and other eligible bills – UK	357	16	4.48	2,059	90	4.37
– Overseas	131	5	3.82	70	3	4.29
Loans and advances to banks – UK	20,999	1,028	4.90	15,850	697	4.40
– Overseas	13,795	626	4.54	7,440	282	3.79
Loans and advances to customers – UK	269,460	18,541	6.88	239,469	15,204	6.35
– Overseas	183,799	11,090	6.03	121,093	6,977	5.76
Debt securities – UK	14,197	898	6.33	13,143	662	5.04
– Overseas	32,420	1,614	4.98	22,012	1,051	4.77
Total interest-earning assets – banking business (2, 3)	535,158	33,818	6.32	421,136	24,966	5.93
– trading business (4)	313,204			202,408		
Total interest-earning assets	848,362			623,544		
Non-interest-earning assets (2, 3)	311,914			210,358		
Total assets	1,160,276			833,902		
Percentage of assets applicable to overseas operations	38.0%			35.2%		
Liabilities and owners' equity						
Deposits by banks – UK	52,951	2,234	4.22	35,998	1,393	3.87
– Overseas	34,559	1,417	4.10	28,813	1,228	4.26
Customer accounts: demand deposits – UK	93,764	3,296	3.52	86,207	2,428	2.82
– Overseas	30,739	1,035	3.37	13,127	441	3.36
Customer accounts: savings deposits – UK	36,334	1,658	4.56	30,933	1,058	3.42
– Overseas	29,908	1,005	3.36	19,766	529	2.68
Customer accounts: other time deposits – UK	88,702	4,202	4.74	67,806	2,807	4.14
– Overseas	47,056	2,283	4.85	36,839	1,636	4.44
Debt securities in issue – UK	67,310	3,582	5.32	55,912	2,670	4.78
– Overseas	50,064	2,650	5.29	25,249	1,076	4.26
Subordinated liabilities – UK	23,752	1,312	5.52	24,008	1,231	5.13
– Overseas	4,763	242	5.08	2,639	160	6.06
Internal funding of trading business – UK	(68,395)	(3,307)	4.84	(44,475)	(1,893)	4.26
– Overseas	(7,454)	(321)	4.31	(4,930)	(207)	4.20
Total interest-bearing liabilities – banking business (2, 3)	484,053	21,288	4.40	377,892	14,557	3.85
– trading business (4)	316,540			204,810		
Total interest-bearing liabilities	800,593			582,702		
Non-interest-bearing liabilities						
Demand deposits – UK	18,416			17,909		
– Overseas	14,455			11,668		
Other liabilities (3, 4)	283,453			184,747		
Owners' equity	43,359			36,876		
Total liabilities and owners' equity	1,160,276			833,902		
Percentage of liabilities applicable to overseas operations	35.9%			32.3%		

Notes:

(1) The analysis into UK and Overseas has been compiled on the basis of location of office.

(2) Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, net interest income has been adjusted by £85 million (2006 – £63 million).

(3) Interest income has been adjusted by £313 million (2006 – £215 million) and interest expense by £536 million (2006 – £465 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet and related interest

	2005		
	Average balance £m	Interest £m	Rate %
Assets			
Treasury bills and other eligible bills – UK	3,160	138	4.37
– Overseas	63	2	3.17
Loans and advances to banks – UK	15,338	649	4.23
– Overseas	9,465	308	3.25
Loans and advances to customers – UK	212,991	13,510	6.34
– Overseas	104,594	5,207	4.98
Debt securities – UK	15,553	697	4.48
– Overseas	22,526	994	4.41
Total interest-earning assets – banking business (2, 3)	383,690	21,505	5.60
– trading business (4)	172,990		
Total interest-earning assets	556,680		
Non-interest-earning assets (2, 3)	180,368		
Total assets	737,048		
Percentage of assets applicable to overseas operations	35.3%		
Liabilities and owners' equity			
Deposits by banks – UK	34,742	1,192	3.43
– Overseas	27,383	891	3.25
Customer accounts: demand deposits – UK	73,653	2,056	2.79
– Overseas	13,858	299	2.16
Customer accounts: savings deposits – UK	26,727	778	2.91
– Overseas	21,700	381	1.76
Customer accounts: other time deposits – UK	60,454	2,328	3.85
– Overseas	32,024	979	3.06
Debt securities in issue – UK	52,672	2,071	3.93
– Overseas	19,621	633	3.23
Subordinated liabilities – UK	23,948	1,122	4.69
– Overseas	2,642	154	5.83
Internal funding of trading business – UK	(37,628)	(1,125)	2.99
– Overseas	(2,186)	(39)	1.78
Total interest-bearing liabilities – banking business (2, 3)	349,610	11,720	3.35
– trading business (4)	172,744		
Total interest-bearing liabilities	522,354		
Non-interest-bearing liabilities			
Demand deposits – UK	17,484		
– Overseas	11,161		
Other liabilities (3, 4)	153,081		
Owners' equity	32,948		
Total liabilities and owners' equity	737,048		
Percentage of liabilities applicable to overseas operations	33.5%		

Notes:

(1) The analysis into UK and Overseas has been compiled on the basis of location of office.

(2) Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, net interest income has been adjusted by £59 million.

(3) Interest income has been adjusted by £115 million and interest expense by £307 million to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(4) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2007 over 2006			2006 over 2005		
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:		
	Average volume £m	Average rate £m	Net change £m	Average volume £m	Average rate £m	Net change £m
Interest-earning assets						
Treasury bills and other eligible bills						
UK	(76)	2	(74)	(48)	—	(48)
Overseas	2	—	2	—	1	1
Loans and advances to banks						
UK	245	86	331	22	26	48
Overseas	279	65	344	(72)	46	(26)
Loans and advances to customers						
UK	2,000	1,337	3,337	1,681	13	1,694
Overseas	3,769	344	4,113	886	884	1,770
Debt securities						
UK	56	180	236	(115)	80	(35)
Overseas	516	47	563	(23)	60	57
Total interest receivable of the banking business						
UK	2,225	1,605	3,830	1,540	119	1,659
Overseas	4,566	456	5,022	791	1,011	1,802
	6,791	2,061	8,852	2,331	1,130	3,461
Interest-bearing liabilities						
Deposits by banks						
UK	(706)	(135)	(841)	(44)	(157)	(201)
Overseas	(237)	48	(189)	(49)	(268)	(337)
Customer accounts: demand deposits						
UK	(227)	(641)	(868)	(353)	(19)	(372)
Overseas	(593)	(1)	(594)	17	(159)	(142)
Customer accounts: savings deposits						
UK	(206)	(394)	(600)	(133)	(147)	(280)
Overseas	(318)	(158)	(476)	37	(185)	(148)
Customer accounts: other time deposits						
UK	(950)	(445)	(1,395)	(296)	(183)	(479)
Overseas	(485)	(162)	(647)	(164)	(493)	(657)
Debt securities in issue						
UK	(584)	(328)	(912)	(133)	(466)	(599)
Overseas	(1,263)	(311)	(1,574)	(209)	(234)	(443)
Subordinated liabilities						
UK	13	(94)	(81)	(3)	(106)	(109)
Overseas	(111)	29	(82)	—	(6)	(6)
Internal funding of trading business						
UK	1,129	285	1,414	231	537	768
Overseas	109	5	114	81	87	168
Total interest payable of the banking business						
UK	(1,531)	(1,752)	(3,283)	(731)	(541)	(1,272)
Overseas	(2,898)	(550)	(3,448)	(287)	(1,278)	(1,565)
	(4,429)	(2,302)	(6,731)	(1,018)	(1,819)	(2,837)
Movement in net interest income						
UK	694	(147)	547	809	(422)	387
Overseas	1,668	(94)	1,574	504	(267)	237
	2,362	(241)	2,121	1,313	(689)	624

Business review

Non-interest income

	2007 £m	2006 £m	2005 £m
Fees and commissions receivable	8,465	7,116	6,750
Fees and commissions payable	(2,311)	(1,922)	(1,841)
Income from trading activities	1,327	2,675	2,343
Other operating income	4,857	3,564	2,620
	12,338	11,433	9,872
Insurance premium income	6,398	6,243	6,076
Reinsurers' share	(289)	(270)	(297)
	6,109	5,973	5,779
	18,447	17,406	15,651

2007 compared with 2006

Non-interest income increased by 6%, £1,041 million to £18,447 million, including £960 million from the acquisition of ABN AMRO. Good organic growth was offset by write-downs in Global Banking & Markets in respect of US mortgage-related and leveraged finance exposures. Non-interest income represents 59% of total income (2006 – 62%). Excluding general insurance premium income, non-interest income rose by 8%, £905 million to £12,338 million.

Within non-interest income, fees and commissions receivable increased by 19% or £1,349 million, to £8,465 million, while fees and commissions payable increased by 20%, £389 million to £2,311 million.

Income from trading activities was down from £2,675 million to £1,327 million. Interest rate and currency trading activities benefitted from increased volatility and there was good growth from a broadening product range. These improvements were, however, more than offset by credit markets write downs (see credit market exposures on page 43).

Other operating income increased by 36%, £1,293 million to £4,857 million. This was principally due to growth in income from rental and asset-backed activities and principal investments in Corporate Markets.

General insurance premium income, after reinsurance, increased by 2% to £6,109 million with good growth in policies in the core businesses, particularly in Continental Europe.

2006 compared with 2005

Non-interest income increased by £1,755 million, 11% to £17,406 million reflecting strong organic growth in all divisions especially Global Banking & Markets, up 26% and Wealth Management, up 14%. Non-interest income represents 62% of total income (2005 – 61%). Excluding general insurance premium income, non-interest income rose by 16% or £1,561 million to £11,433 million.

Within non-interest income, fees and commissions receivable increased by 5% or £366 million, to £7,116 million, while fees and commissions payable increased by 4%, £81 million to £1,922 million.

Income from trading activities, which primarily arises from providing customers with debt and risk management products in interest rate, currency and credit, was up £332 million, 14%, reflecting increased customer volumes.

Other operating income increased by 36%, £944 million to £3,564 million. This was principally due to growth in income from rental and asset-backed activities and principal investments in Corporate Markets.

General insurance premium income, after reinsurance, rose by 3%, or £194 million to £5,973 million with good growth in motor policies in the UK and Continental Europe.

Credit market exposures

Group (including ABN AMRO)	Net exposure at 31 December 2007 £m	Average price %
Super senior tranches of ABS CDOs		
High grade CDOs	2,581	84
Mezzanine CDOs	1,253	70
CDO squared	—	—
Sub-prime trading inventory		
Investment grade	937	79
Non-investment grade	255	54
Residuals	100	50
Leveraged finance	8,698	95

The Group has a leading position in structuring, distributing and trading asset-backed securities (ABS). These activities include buying mortgage-backed securities, including securities backed by US sub-prime mortgages, and repackaging them into collateralised debt obligations (CDOs) for subsequent sale to investors. The Group retains exposure to some of the super senior tranches of these CDOs which are all carried at fair value.

At 31 December 2007 the Group's exposure to these super senior tranches, net of hedges and write-downs, totalled £2.6 billion to high grade CDOs, which include commercial loan collateral as well as prime and sub-prime mortgage collateral, and £1.3 billion to mezzanine CDOs, which are based primarily on residential mortgage collateral. Both categories of CDO have high attachment points. There was also £1.2 billion of exposure to sub-prime mortgages through a trading inventory of mortgage-backed securities and CDOs and £100 million through securitisation residuals.

In the second half of 2007, rising mortgage delinquencies and expectations of declining house prices in the US led to a deterioration of the estimated value of these exposures. Our valuations of the ABS CDO super senior exposures take into consideration outputs from our proprietary model, observable market benchmarks and prudent valuation adjustments. Trading book exposures and residuals are marked to market on the basis of direct prices, where available, or observable market benchmarks.

Drawn leveraged finance positions totalled £8.7 billion at 31 December 2007. Positions are valued by considering recent syndication prices in the same or similar assets, prices in the secondary loan market, and with reference to relevant indices for credit products such as the LevX, LCDX and ITraxx and CDX credit default swap indices.

Group (including ABN AMRO)	Exposure net of hedges at 31 December 2007 £m
Alt-A	
Investment grade	1,972
Non-investment grade	261
CLOs	1,386
Commercial mortgages	8,808
Financial guarantors	2,547

The Group has £2.2 billion of US Alt-A residential mortgage trading inventory, of which more than 85% is investment grade. Collateralised loan obligation exposures totalled £1.4 billion. Commercial mortgage exposure, consisting of loans originated for the purposes of securitisation, totalled £8.8 billion at 31 December 2007. The portfolio consisted predominantly of commercial mortgages originated in Europe. The Group hedges some of its positions with counterparties including financial guarantors. At 31 December 2007 the Group had £2.5 billion of derivative exposure to financial guarantors. All of the above exposures are carried at fair value.

Operating expenses (excluding purchased intangibles amortisation and integration costs)

	2007 £m	2006 £m	2005 £m
Administrative expenses:			
Staff costs	7,534	6,647	5,844
Premises and equipment	1,762	1,411	1,274
Other administrative expenses	3,081	2,626	2,592
Total administrative expenses	12,377	10,684	9,710
Depreciation and amortisation	1,676	1,568	1,588
	14,053	12,252	11,298

2007 compared with 2006
Operating expenses, excluding purchased intangibles amortisation and integration costs, increased by 15%, £1,801 million to £14,053 million including £1,880 million relating to ABN AMRO. Adjusting for this, operating expenses were down £79 million, 1% reflecting tight cost management and the benefits of the Group's manufacturing platform. Further improvements in productivity have supported growth in business volumes, and allowed the Group to maintain high levels of customer satisfaction.

The Group's ratio of operating expenses (excluding purchased intangibles amortisation and integration costs and after netting operating lease depreciation against rental income) to total income was 43.9% compared with 42.1% in 2006.

2006 compared with 2005
Operating expenses, excluding purchased intangibles amortisation and integration costs, rose by 8% to £12,252 million to support the strong growth in business volumes.

Staff costs were up £803 million, 14% to £6,647 million reflecting growth and expansion of activities in Corporate Markets, where the number of staff increased by 1,600.

Premises and equipment expenses increased by £137 million, 11% to £1,411 million reflecting the continuation of our branch network improvement programme and ongoing investment in our major operational centres.

Other administrative expenses, up 1%, £34 million to £2,626 million reflected efficiency improvements whilst supporting higher business volumes.

The Group's ratio of operating expenses (excluding purchased intangibles amortisation and integration costs and after netting operating lease depreciation against rental income) to total income was 42.1% compared with 42.4% in 2005.

Integration costs

	2007 £m	2006 £m	2005 £m
Staff costs	18	76	148
Premises and equipment	4	10	39
Other administrative expenses	26	32	131
Depreciation and amortisation	60	16	140
	108	134	458

Integration costs in 2007 were £108 million compared with £134 million in 2006 and £458 million in 2005 comprising amortisation of internally developed software and other expenditure. Software costs were previously written-off as incurred under UK GAAP but under IFRS are now amortised over 3-5 years. All software relating to the NatWest integration was fully amortised by the end of 2005. The balance of integration costs principally relates to the integration of Churchill, First Active and Citizens' acquisitions, including Charter One which was acquired in August 2004.

Accruals in relation to integration costs are set out below.

	At 31 December 2006 £m	Charge to income statement £m	Utilised during the year £m	At 31 December 2007 £m
Staff costs	23	18	(37)	4
Premises and equipment	—	4	(2)	2
Other	8	86	(93)	1
	31	108	(132)	7

Business review

Impairment losses

	2007 £m	2006 £m	2005 £m
New impairment losses	2,518	2,093	1,879
less: recoveries of amounts previously written-off	(390)	(215)	(172)
Charge to income statement	2,128	1,878	1,707
Comprising:			
Loan impairment losses	2,106	1,877	1,703
Other impairment losses	22	1	4
Charge to income statement	2,128	1,878	1,707

2007 compared with 2006

Impairment losses were £2,128 million compared with £1,878 million. Impairment losses in ABN AMRO in the period since acquisition were £263 million. Adjusting for this, impairment losses fell by £13 million, 1%. This reflected improvement in Corporate Markets and Retail Markets partially offset by higher impairment in Citizens. New impairment losses were up 20%, £425 million to £2,518 million. Recoveries of amounts previously written-off were up £175 million, 81% to £390 million. Consequently the net charge to the income statement was up £250 million, 13% to £2,128 million.

Total balance sheet provisions for impairment, including ABN AMRO, amounted to £6,441 million compared with £3,935 million in 2006.

Total provision coverage (the ratio of total balance sheet provisions for impairment to total risk elements in lending) decreased from 62% to 60%. The ratio of total balance sheet provisions for impairment to total risk elements in lending and potential problem loans also decreased to 56% compared with 62% in 2006. This reflects amounts written-off and the slightly lower risk profile of the portfolio.

2006 compared with 2005

Impairment losses were £1,878 million compared with £1,707 million in 2005. New impairment losses were up 11%, £214 million to £2,093 million. Recoveries of amounts previously written-off were up £43 million, 25% to £215 million. Consequently the net charge to the income statement was up £171 million, 10% to £1,878 million. Improvements in Corporate Markets reflecting a benign credit environment partly offset higher impairment losses in Retail Markets and Citizens.

Total balance sheet provisions for impairment amounted to £3,935 million compared with £3,887 million in 2005.

Total provision coverage (the ratio of total balance sheet provisions for impairment to total risk elements in lending) decreased from 65% to 62%. The ratio of total balance sheet provisions for impairment to total risk elements in lending and potential problem loans also decreased to 62% compared with 65% in 2005. This reflects amounts written-off and the changing mix from unsecured to secured exposure.

Taxation

	2007 £m	2006 £m	2005 £m
Tax	2,052	2,689	2,378

	%	%	%
UK corporation tax rate	30.0	30.0	30.0
Effective tax rate	20.7	29.3	30.0

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax as follows:

	2007 £m	2006 £m	2005 £m
Expected tax charge	2,970	2,756	2,381
Non-deductible items	263	288	309
Non-taxable items	(595)	(251)	(166)
Taxable foreign exchange movements	16	5	(10)
Reduction in deferred tax liability following change in the rate of UK Corporation Tax	(189)	—	—
Foreign profits taxed at other rates	(37)	63	77
Unutilised losses – brought forward and carried forward	(9)	14	(5)
Adjustments in respect of prior periods	(367)	(186)	(208)
Actual tax charge	2,052	2,689	2,378

The effective tax rate for the year was 20.7% (2006 – 29.3%; 2005 – 30.0%). The headline rate is lower than the standard rate of UK corporation tax of 30% principally due to certain non-taxable capital gains, changes to deferred tax balances following the change in rate of corporation tax and release of tax provisions following the finalisation of prior year issues.

Divisional performance

The profit before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries and after allocation of Manufacturing costs where appropriate, of each division is detailed below, and is described as 'operating profit' in the divisional analyses that follow. The allocations of Manufacturing costs are shown separately in the results for each division.

	2007 £m	2006 £m	2005 £m
Corporate Markets			
Global Banking & Markets	3,687	3,779	3,053
UK Corporate Banking	1,961	1,762	1,571
Total Corporate Markets	5,648	5,541	4,624
Retail Markets			
Retail	2,470	2,250	2,207
Wealth Management	413	318	249
Total Retail Markets	2,883	2,568	2,456
Ulster Bank	513	421	361
Citizens	1,323	1,582	1,575
RBS Insurance	683	749	727
Manufacturing	—	—	—
Central items	(752)	(1,447)	(1,492)
Operating profit (excluding ABN AMRO)	10,298	9,414	8,251
ABN AMRO	128	—	—
Central items	(144)	—	—
Profit before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries	10,282	9,414	8,251

The performance of each of the divisions is reviewed on pages 49 to 64.

Corporate Markets

	2007 £m	2006 £m	2005 £m
Net interest income from banking activities	4,111	3,805	3,442
Non-interest income	6,211	6,488	5,348
Total income	10,322	10,293	8,790
Direct expenses			
– staff costs	2,457	2,539	2,007
– other	732	628	536
– operating lease depreciation	684	736	733
	3,873	3,903	3,276
Contribution before impairment losses	6,449	6,390	5,514
Impairment losses	219	274	335
Contribution	6,230	6,116	5,179
Allocation of Manufacturing costs	582	575	555
Operating profit	5,648	5,541	4,624
	£bn	£bn	£bn
Total assets*	682.1	472.4	409.2
Loans and advances to customers – gross*			
– banking book	221.7	181.1	156.7
– trading book	20.0	15.4	11.8
Rental assets	12.0	13.9	13.2
Customer deposits*	159.5	132.6	111.1
Risk-weighted assets	257.2	231.2	202.6

* excluding repos and reverse repos

2007 compared with 2006

Corporate Markets grew operating profit in 2007 by 2% to £5,648 million, notwithstanding difficult conditions in global credit markets. Total income was flat at £10,322 million, as the credit market deterioration in the second half of the year resulted in substantial write-downs in Global Banking & Markets income, but good progress in UK Corporate Banking combined with tight expense control and declining impairments lifted profits.

Average loans and advances to customers, excluding reverse repos, grew by 17% and average customer deposits (excluding repos) by 19%. The portfolio remains well diversified by counterparty, sector and geography, and the average credit grade continues to improve. Assets grew strongly outside the UK, particularly in Western Europe and Asia. Overall corporate credit conditions remained benign, and impairment losses represented 0.1% of loans and advances to customers. Risk-weighted assets rose by 11%.

2006 compared with 2005

Corporate Markets achieved a strong performance in 2006, with excellent results across many of our businesses. Total income, after deducting operating lease depreciation, rose by 19% to £9,557 million with contribution growing by 18% to £6,116 million. Operating profit rose by 20% to £5,541 million.

Average loans and advances grew by 19% and average customer deposits by 17%. Our portfolio remains well diversified by counterparty, sector and geography and balanced in credit distribution. Assets grew strongly outside the UK, particularly in Western Europe. Overall credit conditions remained benign, and impairment losses represented 0.14% of loans and advances to customers.

Average risk-weighted assets rose by 12%, with disciplined capital allocation and increasing returns. The ratio of operating profit to average risk-weighted assets improved from 2.3% to 2.5%.

Corporate Markets – Global Banking & Markets

	2007 £m	2006 £m	2005 £m
Net interest income from banking activities	1,785	1,632	1,487
Net fees and commissions receivable	1,368	1,032	816
Trading activities	849	2,211	1,949
Income from rental assets (net of related funding costs)	679	677	622
Other operating income (net of related funding costs)	1,899	1,279	744
Non-interest income	4,795	5,199	4,131
Total income	6,580	6,831	5,618
Direct expenses			
– staff costs	1,826	1,975	1,516
– other	518	442	371
– operating lease depreciation	365	406	398
	2,709	2,823	2,287
Contribution before impairment losses	3,871	4,008	3,331
Impairment losses	39	85	139
Contribution	3,832	3,923	3,192
Allocation of Manufacturing costs	145	144	139
Operating profit	3,687	3,779	3,053

	£bn	£bn	£bn
Total assets*	579.4	383.7	330.9
Loans and advances to customers – gross*			
– banking book	121.1	94.3	82.0
– trading book	20.0	15.4	11.8
Rental assets	10.2	12.2	11.9
Customer deposits*	72.9	54.1	44.7
Risk-weighted assets	152.6	138.1	120.0

* excluding repos and reverse repos

2007 compared with 2006

Global Banking & Markets (GBM) achieved strong performances in many of its businesses in 2007, with particularly strong growth in interest rate and currency trading activities, but financial results were held back by challenging credit market conditions in the second half of the year. Operating profit was £3,687 million, 2% lower than 2006's record result.

While many parts of GBM grew strongly, total income of £6,580 million was 4% lower than in 2006, reflecting both cumulative 2007 write-downs of our sub-prime-related and leveraged finance positions and an additional £456 million in response to the weakening credit profile of certain financial guarantors.

These losses were partially offset by a reduction of £123 million in the carrying value of our own debt and by a gain of £950 million realised on the sale of Southern Water. The resulting reduction in profit, net of write-downs, gains and variable costs, was £484 million. Excluding these effects, underlying income rose by 8% and underlying operating profit by 10%, reflecting the business's continued operating momentum.

The strength of GBM and the successful diversification of its product capabilities resulted in a continuation of the strong growth we have achieved in Asia and continental Europe in recent years. In Asia we have now established a solid platform, with good product capabilities and client relationships. In 2007 this resulted in Asian income growing by 96%, with outstanding growth in our activities in China and Japan. In Europe, income grew by 39%, with particularly good results in the Nordic region and in the Iberian Peninsula, where GBM further expanded its strong position in the provision of financing and risk management services to corporates and financial institutions. Income in the UK grew by 21%, while results in North America declined as a result of credit market conditions affecting GBM's asset-backed and structured credit businesses.

Net interest income increased by 9% to £1,785 million. Average loans and advances to customers, excluding reverse repos, increased by 22% as we expanded our customer base outside the UK and average customer deposits increased by 25%.

Net fee income rose by 33% to £1,368 million, reflecting our top tier position in arranging, structuring and distributing large scale financings. We achieved particularly strong growth in non-US loan markets.

Income from trading activities declined by £1,362 million. Interest rate and currency trading activities took advantage of increased volatility leading to income growth of 78% and 48% respectively. These strong performances were supplemented by good growth in our broadening product range, including equity derivatives and retail investor products. However, in credit markets, write-downs reflecting the weakening of the US housing market led to a sharp fall in income.

Rental and other asset-based activities achieved continuing success in originating, structuring, financing and managing physical assets such as aircraft, trains, ships and real estate for our customers. Income from rental assets, net of related funding costs and operating lease depreciation, increased by 16% to £314 million.

Other operating income increased to £1,899 million, net of related funding costs, including the successful sale of Southern Water concluded during the second half. The majority of our remaining private equity portfolio has been sold into a fund, managed by RBS, thereby improving capital efficiency while offering more predictable and stable returns.

Costs were reduced by 4% to £2,854 million, in line with income. We continued to invest in expanding our geographical footprint, our infrastructure and our product range.

Portfolio credit risk remained stable and impairment losses declined to £39 million in 2007, with no deterioration in overall corporate credit quality. The liquidity and profitability of our corporate customers remains generally strong.

Total assets increased to £579.4 billion, primarily reflecting an increase of £128.8 billion in derivative assets (mostly rates and currencies) accompanied by a corresponding increase in derivative liabilities. The increase was a result of the strong growth in client-driven interest rate and currency trading activities in a more volatile market environment. Careful risk and capital management held our risk-weighted assets to £152.6 billion, an increase of 10% over the prior year.

2006 compared with 2005

Global Banking & Markets performed strongly in 2006, delivering excellent growth in income while continuing to build our strong international franchise. Total income rose by 22% to £6,831 million, contribution by 23% to £3,923 million and operating profit by 24% to £3,779 million.

GBM is a leading provider of debt financing and risk management solutions covering the origination, structuring and distribution of a wide range of assets. In 2006 we arranged over $450 billion of financing for our corporate and institutional customers, up 17% from 2005. We ranked first among managers of global asset-backed and mortgage-backed securitisations and fourth among managers of global syndicated loans, while among managers of international bonds we moved from thirteenth place to eighth. These league table positions demonstrate our success in broadening and deepening our franchise.

In 2006 we have further invested in extending our product capabilities and our worldwide reach. Income in North America rose by 18% in local currency, despite flat revenues in our US residential mortgage-backed securities business, as the investments we have made in our debt capital markets, loan markets, rates and credit trading businesses have borne fruit.

In Europe, income increased by 26% in local currency as a result of good performances in Germany, France, Spain, Italy and the Nordic region. We participated in many of the largest cross-border financings in 2006. Asia-Pacific, too, showed marked progress, with income increasing by 35% in US dollar terms. We have established a promising presence in the region, building our product capability and client relationships.

Net interest income from banking activities rose by 10% to £1,632 million, representing 24% of total GBM income. Average loans and advances to customers increased by 20% as we further expanded our customer base outside the UK.

Net fee income rose by 26% to £1,032 million, reflecting our top tier position in arranging, structuring and distributing large scale private and public financings. We have increased our customer penetration, and in 2006 were the third most active underwriter of bonds for European, including UK, corporates.

Income from trading activities continued to grow steadily, rising by 13% to £2,211 million as a result of good volumes of debt and risk management products provided to our customers. A strong performance in credit products was supplemented by growth in our broadening product range, including equity derivatives and structured credit, partially offset by the impact of a slower US mortgage-backed securities market. Average trading book value at risk remained modest at £14.2 million.

Our rental and other asset-based activities have achieved continuing success in originating, structuring, financing and managing physical assets such as aircraft, trains, ships and real estate for our customers. This success has driven good growth in net income from rental assets, which increased (net of related funding costs and operating lease depreciation) to £271 million from £224 million.

These businesses also generate value through the ownership of a portfolio of assets which we manage actively. Good results from these activities, as well as from principal investments where we work with our corporate customers and with financial sponsors, leveraging our financial capability to structure and participate in a wide variety of investment opportunities, were reflected in other operating income, which increased to £1,279 million (net of related funding costs) from £744 million in 2005.

We have maintained good cost discipline while continuing to invest in extending our geographical footprint, our infrastructure and our product range. Net of operating lease depreciation our cost:income ratio was 39.9%. Total expenses grew by 22% to £2,967 million. Variable performance-related compensation increased and now accounts for 41% of total costs.

Portfolio risk remained stable and the corporate credit environment remained benign. Impairment losses fell to £85 million, with the distribution of impairments over the course of the year reflecting recoveries in the first half.

Average risk-weighted assets grew by 11% and the ratio of operating profit to average risk-weighted assets improved from 2.6% to 2.9%.

Corporate Markets – UK Corporate Banking

	2007 £m	2006 £m	2005 £m
Net interest income from banking activities	2,326	2,173	1,955
Non-interest income	1,416	1,289	1,217
Total income	3,742	3,462	3,172
Direct expenses			
– staff costs	631	564	489
– other	214	186	165
– operating lease depreciation	319	330	335
	1,164	1,080	989
Contribution before impairment losses	2,578	2,382	2,183
Impairment losses	180	189	196
Contribution	2,398	2,193	1,987
Allocation of Manufacturing costs	437	431	416
Operating profit	1,961	1,762	1,571
	£bn	£bn	£bn
Total assets*	102.7	88.7	78.3
Loans and advances to customers – gross*	100.6	86.6	76.7
Customer deposits*	86.6	78.5	66.4
Risk-weighted assets	104.6	93.1	82.6

* excluding repos and reverse repos

2007 compared with 2006

UK Corporate Banking ('UKCB') had another successful year of profitable growth, building further on our market-leading position and achieving significant improvements in customer satisfaction. Total income rose by 8% to £3,742 million and contribution by 9% to £2,398 million. Operating profit rose by 11% to £1,961 million.

There has been good growth in customer volumes, with average loans and advances up 11% and average deposits up 14%. Net interest income from banking activities increased by 7% to £2,326 million as net interest margin narrowed slightly from the prior year. In recent months we have seen firmer margins in some areas.

Non-interest income rose by 10% to £1,416 million, as a result of growth in fees and continued progress in the distribution of trade and invoice finance products as well as of interest rate and foreign exchange products.

Total expenses rose by 6% to £1,601 million, with investment targeted towards improving customer service. Around 600 new front line roles were created and major new functionality was added to the Bankline electronic banking platform. These initiatives have contributed to strongly favourable customer satisfaction scores in 2007.

Impairment losses totalled £180 million, 5% lower than in 2006, reflecting the strong quality of the portfolio. Corporate credit metrics remained stable.

2006 compared with 2005

UK Corporate Banking had a successful year across all its businesses, strengthening its market leading positions in corporate and commercial banking and building good momentum in the provision of a broadening range of financing and risk management services to its customer base. As a result UKCB increased its total income by 9% to £3,462 million and contribution by 10% to £2,193 million. Operating profit rose by 12% to £1,762 million.

Net interest income from banking activities grew by 11% to £2,173 million. We achieved an 18% increase in average loans and advances to customers, with good growth across all customer segments. We increased average customer deposits by 21%, demonstrating the attractiveness of our range of deposit products for commercial and corporate customers. Changes in the deposit mix and some narrowing of lending margins, principally in the first half of the year, led to a modest decline in UKCB's net interest margin.

Non-interest income rose by 6% to £1,289 million, reflecting good growth in origination fees and improved distribution of trade and invoice finance and interest rate and foreign exchange products.

Total expenses rose by 8% to £1,511 million. The increase in direct expenses, excluding operating lease depreciation, reflected the recruitment of additional relationship managers and other staff to strengthen the quality of service provided to our expanding customer base, as well as further investment in our electronic banking proposition.

Impairment losses were 4% lower than in 2005 at £189 million. Portfolio risk remained stable and the credit environment benign.

Retail Markets

	2007 £m	2006 £m	2005 £m
Net interest income	4,760	4,604	4,404
Non-interest income	4,030	3,851	3,678
Total income	8,790	8,455	8,082
Direct expenses			
– staff costs	1,699	1,616	1,539
– other	742	748	788
	2,441	2,364	2,327
Insurance net claims	518	488	486
Contribution before impairment losses	5,831	5,603	5,269
Impairment losses	1,200	1,311	1,148
Contribution	4,631	4,292	4,121
Allocation of Manufacturing costs	1,748	1,724	1,665
Operating profit	2,883	2,568	2,456
	£bn	£bn	£bn
Total banking assets	125.1	118.4	113.0
Loans and advances to customers – gross			
– mortgages	72.0	69.7	64.6
– personal	21.5	20.5	21.0
– cards	8.4	8.2	8.7
– business	20.2	18.1	16.7
Customer deposits*	130.4	115.5	105.2
Investment management assets – excluding deposits	42.1	34.9	31.4
Risk-weighted assets	80.8	77.0	79.2

* customer deposits exclude bancassurance

2007 compared with 2006

Retail Markets delivered a strong performance in 2007 with operating profit rising by 12% to £2,883 million as a result of good income growth, tight expense control and reduced impairment costs. Total income rose 4% to £8,790 million, and income net of claims also grew by 4% to £8,272 million.

These strong results reflect the emphasis on savings and investment products, our focus on profitability rather than volume in consumer lending, and significant investment in our Wealth Management business in the UK and Asia. Customer deposits increased by 13% to £130.4 billion, while loans and advances grew by 5% to £122.1 billion.

The full year results show momentum developing in the business, with operating profit in the second half of the year 14% higher than in the same period of 2006.

Expenses have been kept under tight control, with efficiency gains allowing us to invest and grow the business. Impairment losses maintained the improvement witnessed in the first half of the year, falling by 8% for the year as a whole. Arrears trends on credit cards and unsecured personal loans continued to improve, as did the quality of our asset base.

Risk-weighted assets rose by 5% to £80.8 billion at the end of 2007.

2006 compared with 2005

Retail Markets achieved a good performance in 2006, with total income rising by 5% to £8,455 million. Contribution before impairment losses increased by 6% to £5,603 million, contribution by 4% to £4,292 million and operating profit by 5% to £2,568 million.

Responding to evolving demand from its customers, Retail Markets has added to its capabilities in deposits and investment products and has been rewarded by strong growth in these areas. Lending growth has been centred on high quality residential mortgages and small business loans, while personal unsecured lending was flat, as we limited our activity in the direct loans market and customer demand remained subdued. We have used our full range of brands to address markets flexibly, focusing on the most appropriate products and channels in the light of prevailing market conditions. Expenses have been kept under tight control, with additional investment in our business offset by efficiency gains and the benefits of combining Retail Banking and Direct Channels into a unified business.

Customer recruitment has been centred on our branch channels, where we have achieved good growth in savings accounts and are joint market leader for personal current accounts. Our commitment to customer service, through the largest network of branches and ATMs in the UK, is reflected in our industry-leading customer satisfaction ratings.

Average risk-weighted assets fell by 3%, reflecting a change in business mix toward mortgage lending as well as careful balance sheet management, including increased use of securitisations.

Retail

	2007 £m	2006 £m	2005 £m
Net interest income	4,191	4,108	3,965
Non-interest income	3,571	3,458	3,333
Total income	7,762	7,566	7,298
Direct expenses			
– staff costs	1,361	1,317	1,281
– other	614	621	663
	1,975	1,938	1,944
Insurance net claims	518	488	486
Contribution before impairment losses	5,269	5,140	4,868
Impairment losses	1,196	1,310	1,135
Contribution	4,073	3,830	3,733
Allocation of Manufacturing costs	1,603	1,580	1,526
Operating profit	2,470	2,250	2,207
	£bn	£bn	£bn
Total banking assets	111.1	107.4	102.9
Loans and advances to customers – gross			
– mortgages	67.3	65.6	61.1
– personal	17.3	17.2	17.2
– cards	8.3	8.1	8.6
– business	18.7	16.9	16.3
Customer deposits*	96.5	87.1	79.6
Risk-weighted assets	73.3	70.6	73.2

* customer deposits exclude bancassurance

2007 compared with 2006

Retail achieved strong results in 2007, increasing operating profit by 10% to £2,470 million as a result of good income growth in both consumer and business banking combined with tight cost control and a reduction in impairment losses. Total income grew by 3% to £7,762 million, while income net of claims grew by 2% to £7,244 million and contribution by 6% to £4,073 million.

We have accelerated the expansion of our consumer banking franchise, opening more than 975,000 new personal current accounts in 2007 and maintaining the Group's joint number one position in the current account market. RBS and NatWest continue to lead the other major high street banks in Great Britain for customer satisfaction. We continue to focus on sales through the branch channel, and by adding more customer advisers in our branches have achieved a significant uplift in volumes.

Bancassurance continued its excellent progress with sales growth of 28% to £342 million annual premium equivalent, representing a doubling of 2005 sales. We invested further in our sales force, ending the year with more than 1,000 financial planning managers.

In business banking we strengthened our management team and improved operational processes, producing good results. During 2007 we placed an additional 500 business managers back in branches, launched additional products to support the start-up market, and added new roles supporting ethnic minorities, women in business and community banking.

In our cards and direct finance business, we have maintained our focus on credit card sales through the branch channel, where new business sales were up 47% on 2006, while continuing to take a cautious view on direct sales. Our cards acquiring business continued to grow market share, strengthening its market leading position with an 11% increase in transactions in 2007.

Average customer deposit balances were 9% higher, driven by accelerating growth in both personal savings, up 12%, and business deposits, up 11%, alongside modest growth in current account balances. Savings balance growth was helped by good sales of new accounts to branch customers, with NatWest opening more than 1 million new savings accounts.

Average loans and advances to customers increased by 3%, with average mortgage lending up 5% and average business lending up 9%. Mortgage activity focused on branch channels, where net lending was 14% higher than in the previous year. We also took advantage of improved margins in the intermediary segment in the latter part of the year to improve volumes. Direct loan balances declined over the year as we maintained our strategy of focussing unsecured personal lending on profitability rather than volume, although we continued to grow lending through the branch channel. After a decline in credit card balances in the first half of the year we improved recruitment and retention in the second half.

Net interest income increased by 2% to £4,191 million, with strong growth in deposits helping to mitigate the impact of lower unsecured lending volumes and lower average card balances. Net interest margin declined modestly, in line with previous guidance, with savings margins consistent with 2006, despite increased competition for deposits.

Non-interest income was £3,571 million, 3% ahead of 2006, with strong growth in investment income offset by lower levels of direct lending and reduced instances of current account fees.

Total expenses rose by 2% to £3,578 million, driven by increased investment in customer-facing staff in branches and in our bancassurance and investment businesses. Other costs reduced by 1% to £614 million.

Impairment losses decreased by 9% to £1,196 million, reflecting the improvement in arrears trends on both credit cards and unsecured personal loans. Mortgage arrears remained very low, and we have maintained conservative lending criteria – the average loan-to-value ratio of Retail's mortgages was 46% overall and 63% on new mortgages written in 2007, and this improved as the year progressed. Small business credit quality remained good.

2006 compared with 2005

Retail has delivered a good performance in 2006, achieving 4% growth in total income to £7,566 million. Contribution before impairment losses was up by 6% to £5,140 million, contribution by 3% to £3,830 million, and operating profit by 2% to £2,250 million.

We have advanced in personal banking, with good growth in savings and investment products combined with effective cost control and improvements in the quality of our lending book. Credit card recruitment and unsecured personal lending continues to be focused on lower risk segments, with reduced emphasis on acquisition through direct marketing.

We have continued to expand our customer franchise, growing our personal current account base by 232,000 in 2006 as a result of our sustained focus on quality and customer service. We continue to have the highest share of customers switching current accounts from other banks, and are now joint leader in the personal current account market. RBS is first and NatWest is joint second among major high street banks in Great Britain for the percentage of main current account customers that are "extremely satisfied" overall.

Net interest income increased by 4% to £4,108 million, with faster growth in deposits helping to mitigate lower unsecured lending volumes. Net interest margin improved slightly in the second half.

Average customer deposit balances were 9% higher, driven by personal savings balances up 12% and accelerating growth in business deposits, up 7%. Average mortgage lending was up 8%, with stronger volumes in the second half leading to a 7% market share of net lending in that period. Our offset mortgage product continues to perform well. For the year as a whole, average personal unsecured lending and credit card lending was flat, reflecting the slower UK consumer demand and our concentration on quality business with existing customers. In the second half we further reduced our activity in the direct loans market, but unsecured balances from our RBS and NatWest customers are broadly in line with the first half. Average business lending rose 5%, reflecting our cautious credit stance.

Non-interest income rose by 4% to £3,458 million. There was strong growth in our investments and private banking businesses as well as business banking fees, mitigating the slowdown in personal loan related insurance income.

Despite investments for future growth, total expenses rose by just 1%, to £3,518 million, whilst direct expenses were held flat at £1,938 million. Staff costs increased by 3% to £1,317 million, reflecting sustained investment in customer service and the expansion of our bancassurance and investment businesses. We continue to make efficiency gains as a result of the consolidation of our retail businesses. Other costs, such as marketing expenses, fell by 6% to £621 million, also benefiting from consolidation.

Impairment losses increased by 15% to £1,310 million, but were lower in the second half of the year than in the first. The year-on-year change in impairment losses slowed from 19% in the first half to 12% in the second half. Credit card arrears have stabilised, while the rate of increase in arrears on unsecured personal loans continued to slow. Mortgage arrears remain very low – the average loan-to-value ratio of Retail's mortgages was 46% overall and 64% on new mortgages written in 2006. Small business credit quality remains steady.

Bancassurance

Bancassurance has had an excellent year with sales increasing by 56% to £267 million annual premium equivalent. The growth reflects the continued increase in focus on the recruitment of Financial Planning Managers, up 25% and productivity levels, up 43%. Increased sales of collective investments on the back of a successful ISA season and strong individual pensions growth, boosted by A-Day, helped underpin the outturn. Sales of guaranteed bonds were also particularly strong, and helped support a new business margin which improved significantly over the period. The product proposition was strengthened across all lines. Latest market share data shows an increase from 6.6% to 9.0%. On a UK GAAP embedded value basis for life assurance, investment contracts and open ended investment companies, adjusted for investment market volatility, pre tax profit was £78 million compared with £42 million in 2005.

Net claims, which include maturities, surrenders and liabilities to policyholders, were stable at £488 million compared with £486 million in 2005.

Wealth Management

	2007 £m	2006 £m	2005 £m
Net interest income	569	496	439
Non-interest income	459	393	345
Total income	1,028	889	784
Direct expenses			
– staff costs	338	299	258
– other	128	127	125
	466	426	383
Contribution before impairment losses	562	463	401
Impairment losses	4	1	13
Contribution	558	462	388
Allocation of Manufacturing costs	145	144	139
Operating profit	413	318	249

	£bn	£bn	£bn
Loans and advances to customers – gross	10.5	8.8	7.6
Investment management assets – excluding deposits	35.1	28.2	25.4
Customer deposits	33.9	28.4	25.4
Risk-weighted assets	7.5	6.4	6.0

2007 compared with 2006
Wealth Management's offering of private banking and investment services continued to deliver very strong growth in income, up 16% in 2007 to £1,028 million. Contribution grew by 21% to £558 million and operating profit by 30% to £413 million.

We have continued Coutts & Co's UK regional expansion programme, and this has helped us to grow customer numbers by 7% and income by 22%. Outside the UK, Coutts International has been re-branded as RBS Coutts to leverage the global brand strength of the Group in the continental European and Asia-Pacific markets and RBS Coutts has maintained its momentum in the Asia-Pacific region, succeeding in growing customer numbers by 27% and income by 51% in US dollar terms.

Growth in banking volumes contributed to a 15% rise in net interest income to £569 million. Average loans and advances to customers rose by 13% and average deposits by 17%.

Non-interest income grew by 17% to £459 million, reflecting higher investment management fees and new product sales, including new investment vehicles specialising in private equity and natural resources, as well as continued growth in underlying new business volumes, particularly in the UK and Asia. Assets under management rose to £35.1 billion at 31 December 2007, up 24% from a year earlier.

Total expenses rose by 7% to £611 million, with direct expense up 9% at £466 million, reflecting continued investment in the UK and continental Europe along with a further significant expansion of our team of private bankers in Asia. Total headcount increased by 12%.

2006 compared with 2005
Wealth Management delivered strong growth, with total income rising by 13% to £889 million. Contribution grew by 19% to £462 million and operating profit by 28% to £318 million.

Wealth Management's offering of private banking and investment services delivered robust organic income growth in 2006. Our continuing investment in Coutts UK, Adam & Company and our offshore businesses helped us to achieve an overall increase in client numbers of 5%. Coutts UK customers rose by 9%. Outside the UK, Coutts International was successful in the Asia-Pacific region in recruiting additional experienced private bankers. We grew customer numbers in the region by 13% and income by 24%.

Growth in banking volumes contributed to a 13% rise in net interest income to £496 million. Average loans and advances to customers rose by 14% and average deposits by 10%, with net interest margin maintained at close to 2005 levels.

Non-interest income grew by 14% to £393 million, reflecting higher investment management fees and performance fees, as well as strong growth in new business volumes, particularly in the UK. Assets under management rose by 11%, to £28.2 billion at the year-end.

Total expenses rose by 9% to £570 million. In a highly competitive recruitment market, headcount was successfully increased by 7%, reflecting our continued investment in the UK and further expansion in Asia.

Impairment losses returned to historic levels, following a number of specific items in prior years.

Ulster Bank

	2007 £m	2006 £m	2005 £m
Net interest income	979	873	759
Non-interest income	318	252	244
Total income	1,297	1,125	1,003
Direct expenses			
– staff costs	302	254	217
– other	159	131	122
	461	385	339
Contribution before impairment losses	836	740	664
Impairment losses	104	104	95
Contribution	732	636	569
Allocation of Manufacturing costs	219	215	208
Operating profit	513	421	361
	£bn	£bn	£bn
Total assets	54.8	44.5	37.2
Loans and advances to customers – gross			
– mortgages	18.3	15.0	13.2
– corporate	24.8	19.6	13.7
– other	4.0	3.6	2.6
Customer deposits	21.8	18.1	15.9
Risk-weighted assets	36.0	29.7	23.8
Average exchange rate – €/£	1.461	1.467	1.463
Spot exchange rate – €/£	1.361	1.490	1.457

2007 compared with 2006

Ulster Bank maintained its success in building its personal and corporate banking business in the island of Ireland, with total income rising by 15% to £1,297 million, contribution by 15% to £732 million and operating profit by 22% to £513 million. These results reflect solid sales growth across all activities, driven by an enhanced range of innovative products and an expanded distribution network.

Net interest income increased by 12% to £979 million, reflecting good growth in both loans and deposits. Average loans and advances to customers increased by 24%, with particular strength in business lending, with a 29% increase spread across a variety of industrial sectors. Our mortgage book also saw very good growth in 2007, in spite of the slowdown in the housing market, with average balances up 17%. We achieved particular success in attracting remortgagers with our Switcher package. We were also successful in the current account switching market, winning 100,000 new current account customers during the year. This, together with new product launches such as the eSavings Account and Reward Reserve savings accounts, contributed to a 17% increase in average customer deposits. Net interest margin tightened, reflecting more competitive market conditions and increased funding costs.

Non-interest income rose by 26% to £318 million, driven by strong performances in Corporate Markets and credit cards. We successfully launched our new wealth business in the course of the year.

Total expenses increased by 13% to £680 million, as we continued our investment programme to support the future growth of the business. We continued to expand our branch and business centre footprint and recruited additional customer-facing staff, particularly in Corporate Markets.

Despite tighter housing market conditions, arrears trends saw no deterioration in 2007 and impairment losses remained stable at £104 million.

2006 compared with 2005
Ulster Bank made strong progress in both personal and corporate banking in the Republic of Ireland and in Northern Ireland, with total income rising by 12% to £1,125 million. Contribution increased by 12% to £636 million and operating profit by 17% to £421 million.

Net interest income increased by 15% to £873 million, reflecting good growth in both loans and customer deposits. Average loans and advances to customers increased by 28%, and average customer deposits by 15%. A principal focus during 2006 was the expansion of our corporate banking franchise, and we succeeded in increasing corporate customer numbers by 7% in the Republic of Ireland and by 4% in Northern Ireland. This contributed to strong growth in both corporate lending, where average loans and advances increased by 32%, and deposits, with Ulster Bank winning a share of new business current accounts well in excess of its historic market share, particularly in the Republic of Ireland. Average mortgage balances grew by 26%, although the rate of growth was slower in the second half when there was some evidence of a more subdued pace of expansion in the mortgage market. The change in business mix resulting from strong growth in corporate lending and mortgages, together with some competitive pressures, led to a modest reduction in net interest margin in the first half, with margin stabilising in the second half.

Non-interest income rose by 3% to £252 million. Ulster Bank achieved good growth in fees from credit cards and ATMs as well as in sales of investment products, which was only partially offset by the introduction of Ulster Bank's new range of current accounts, which are free of transaction fees.

Total expenses increased by 10% to £600 million, as we continued our investment programme to support the future growth of the business. We recruited additional customer-facing staff, particularly in corporate banking, opened three new business centres and continued with our branch improvement programme. By the end of 2006, 70% of Ulster Bank branches had been upgraded.

During 2006 we successfully completed the migration of our core systems to the RBS Group manufacturing model and, as a result, we now have access to the complete RBS product range.

The credit environment remains benign. Impairment losses rose by £9 million to £104 million, consistent with growth in lending.

Citizens

	2007 £m	2006 £m	2005 £m
Net interest income	1,975	2,085	2,122
Non-interest income	1,147	1,232	1,142
Total income	3,122	3,317	3,264
Direct expenses			
– staff costs	741	603	819
– other	717	751	739
	1,458	1,554	1,558
Contribution before impairment losses	1,664	1,763	1,706
Impairment losses	341	181	131
Operating profit	1,323	1,582	1,575
	US$bn	US$bn	US$bn
Total assets	161.1	162.2	156.8
Loans and advances to customers – gross			
– mortgages	19.1	18.6	18.8
– home equity	35.9	34.5	31.8
– other consumer	21.7	23.2	24.8
– corporate and commercial	37.6	32.7	29.2
Customer deposits	115.0	106.8	106.3
Customer deposits (excluding wholesale funding)	105.0	101.8	105.2
Risk-weighted assets	114.4	113.1	106.4
Average exchange rate – US$/£	2.001	1.844	1.620
Spot exchange rate – US$/£	2.004	1.965	1.721

2007 compared with 2006

Against the background of weaker housing and credit market conditions, Citizens' franchise demonstrated resilience in 2007, with a particularly good performance in corporate and commercial banking. Modest growth in net interest margins and strong fee growth in several products lifted income by 2% to $6,249 million which, coupled with tight cost control, resulted in contribution before impairment losses growing by 2% to $3,329 million. However, impairment losses increased from 0.31% of loans and advances to 0.60%, resulting in a decrease in operating profit of 9% to $2,647 million. In sterling terms, total income decreased by 6% to £3,122 million and operating profit fell by 16% to £1,323 million.

Net interest income rose by 3% to $3,954 million. Average loans and advances to customers increased by 4%, with strong growth in corporate and commercial lending, up 13%, with close attention being paid to our risk appetite in light of prevailing market conditions. Average customer deposits increased by 1% but deposit margins narrowed as a result of deposit pricing competition and continued migration from low-cost checking accounts and liquid savings to higher-cost products. Notwithstanding this migration, Citizens' net interest margin increased slightly to 2.80% in 2007, compared with 2.72% in 2006, thanks in part to improved lending spreads in the latter part of the year.

Non-interest income rose by 1% to $2,295 million. Business and corporate fees rose strongly, with good results especially in foreign exchange, interest rate derivatives and cash management, driven by increasing cooperation with RBS Corporate Markets. Good progress was also made in credit card issuing, where we increased our customer base by 20%, and in merchant acquiring, where RBS Lynk achieved significant growth, processing 30% more transactions than in 2006 and expanding its merchant base by 5%.

In response to more difficult market conditions Citizens intensified cost discipline, with a reduction in headcount helping to limit total expense growth to 2%, despite enhancements to infrastructure and processes as well as continued investment in growth opportunities including mid-corporate banking, contactless debit cards and merchant acquiring.

Rising losses and increased provisions lifted impairment costs from $333 million in 2006 to $682 million in 2007. Against a background of weaker economic activity the Citizens portfolio is performing well, although we have experienced a reversion from the very low levels of impairment seen in recent years, reflecting both the planned expansion of our commercial loan book and the impact of a softer housing market. There has also been an increase in reserving. The average FICO scores on our consumer portfolios, including home equity lines of credit, remain in excess of 700, with 97% of lending secured. Average loan-to-value ratios at the end of 2007 were 58% on our residential mortgage book and 74% on our home equity book.

2006 compared with 2005

Citizens grew its total income by 3% to $6,115 million and its operating profit by 2% to $2,917 million. In sterling terms, Citizens total income increased by 2% to £3,317 million, while its operating profit rose slightly to £1,582 million.

We have achieved good growth in lending volumes, with average loans and advances to customers increasing by 10%. In business lending, average loans excluding finance leases increased by 15%, reflecting Citizens' success in adding new mid-corporate customers and increasing its total number of business customers by 4% to 467,000. In personal lending, Citizens increased average mortgage and home equity lending by 14%, though the mortgage market slowed in the second half. Average credit card receivables, while still relatively small, increased by 19%.

We increased average customer deposits by 4%, although spot balances at the end of 2006 were little changed from the end of 2005. As interest rates rose further and the US yield curve inverted, we saw migration from low-cost checking and liquid savings to higher-cost term and time deposits. This migration is a principal reason for the decline in Citizens' net interest margin to 2.72% in 2006, compared with 3.00% in 2005. The decline slowed over the course of the year, with net interest margin in the second half 6 basis points lower than in the first. Lower net interest margins more than offset the benefit of higher average loans and deposits, leaving net interest income marginally lower at $3,844 million.

Non-interest income rose by 9% to $2,271 million. Business and corporate fees rose strongly, with good results especially in foreign exchange, interest rate derivatives and cash management benefiting from increased activity with Corporate Markets. There was good progress in debit cards, where issuance has been boosted by the launch in September of our "Everyday Rewards" programme. Citizens has also become the US's leading issuer of Paypass™ contactless debit cards, with 3.65 million cards issued. Our credit card customers increased by 20%, whilst RBS Lynk, our merchant acquiring business, also achieved significant growth, processing 40% more transactions than it did in 2005 and expanding its merchant base by 11%.

Tight cost control and a 5% reduction in headcount limited the increase in total expenses to only 1%, despite continued investment in growth opportunities such as mid-corporate banking, contactless debit cards, merchant acquiring and supermarket banking.

Citizens continued to expand its branch network. Our partnership with Stop & Shop Supermarkets has helped us to expand our supermarket banking franchise into New York, while in October we announced the purchase of GreatBanc, Inc., strengthening our position in the Chicago market and making us the 4th largest bank in the Chicago area, based on deposits. The acquisition was completed in February 2007.

Impairment losses totalled $333 million, representing just 0.31% of loans and advances to customers and illustrating the prime quality of our portfolio. Underlying strong credit quality remained unchanged as our portfolio grew, with risk elements in lending and problem loans representing 0.32% of loans and advances, the same level as in 2005. Our consumer lending is to prime customers with average FICO scores on our portfolios, including home equity lines of credit, in excess of 700, and 95% of lending is secured.

RBS Insurance

	2007 £m	2006 £m	2005 £m
Earned premiums	5,607	5,713	5,641
Reinsurers' share	(220)	(212)	(246)
Insurance premium income	5,387	5,501	5,395
Net fees and commissions	(465)	(486)	(449)
Other income	734	664	543
Total income	5,656	5,679	5,489
Direct expenses			
– staff costs	297	319	316
– other	447	426	411
	744	745	727
Gross claims	4,091	4,030	3,903
Reinsurers' share	(81)	(60)	(76)
Net claims	4,010	3,970	3,827
Contribution	902	964	935
Allocation of Manufacturing costs	219	215	208
Operating profit	683	749	727
In-force policies (000's)			
– Own-brand motor	6,713	6,790	6,580
– Own-brand non-motor (home, rescue, pet, HR24)	3,752	3,759	3,762
– Partnerships and broker (motor, home, rescue, SMEs, pet, HR24)	9,302	11,242	11,317
General insurance reserves – total (£m)	8,192	8,068	7,776

2007 compared with 2006

RBS Insurance has made good progress in 2007 in competitive markets. Total income was maintained at £5,656 million, in line with 2006 levels, with growth in our own-brand businesses offset by a decline in partnerships.

Operating profit declined by 9% to £683 million, reflecting the impact of the severe flooding experienced in June and July. Excluding the £274 million impact of the floods, contribution grew by 22% and operating profit by 28%, supported by strong claims management and the benefits of improved risk selection in this and prior years. We have continued to focus on selective underwriting of more profitable business.

Our own-brand businesses have performed well, with income rising by 1% and contribution growing by 4%. Excluding the impact of the floods, own-brand contribution grew by 24%. In the UK motor market we have pursued a strategy of targeting lower risk drivers and have increased premium rates to offset claims inflation, improving profitability by implementing heavier price increases in higher risk categories. Our international businesses performed well, with Spain delivering strong profit growth while, in line with plan, our German and Italian businesses also achieved profitability in 2007. Home insurance grew across all of our own brands in the second half, and we achieved particular success in the distribution of home policies through our bank branches, with sales up 40%.

In our partnerships and broker business, providing underwriting and processing services to third parties, we have concentrated on more profitable opportunities and have consequently not renewed a number of large rescue contracts. We also pulled back from some less profitable segments of the broker market. This resulted in a 17% reduction in in-force policies, but income fell by only 2%. Contribution from partnerships and brokers fell by 22% as a result of flood-related claims. Excluding the impact of the floods, contribution from partnerships and brokers increased by 18%.

For RBS Insurance as a whole, insurance premium income, net of fees and commissions, was 2% lower at £4,922 million, reflecting modest growth in our own brands offset by a 5% decline in the partnerships and broker segment. Other income rose by 11% to £734 million, reflecting increased investment income.

Total expenses were held flat at £963 million. Within this, staff costs reduced by 7%, reflecting our continued focus on improving efficiency whilst maintaining service standards. A 5% rise in non-staff costs reflects increased marketing investment in our own brands.

Net claims rose by 1% to £4,010 million. Gross claims relating to the floods in June and July cost more than £330 million, with a net impact, after allowing for profit sharing and reinsurance, of £274 million. Excluding the impact of the floods, net claims costs were reduced by 7%. In the motor book, while average claims costs have continued to rise, this has been mitigated by improvements in risk selection and management and by continuing efficiencies in claims handling.

The UK combined operating ratio for 2007, including manufacturing costs, increased to 98.0%, reflecting a higher loss ratio and the reduction in partnership income. Excluding the impact of the floods, the combined operating ratio was 91.9%.

2006 compared with 2005
RBS Insurance increased total income by 3% to £5,679 million, with contribution also rising by 3% to £964 million and operating profit by the same percentage to £749 million.

We achieved overall policy growth of 1% in our businesses including excellent progress in our European businesses. Our joint venture in Spain grew policy numbers by 14% to 1.34 million.

In the UK we have grown our own-brand motor book by 3% whilst focusing on more profitable customers acquired through our direct brands, with good results achieved through the internet channel, which accounted for half of all new own-brand motor policies last year.

We implemented price rises in motor insurance in the second half of the year, and average motor premium rates across the market increased in the fourth quarter. Higher premium rates will, however, take time to feed through into income, and competition on prices remains strong.

Our own-brand non-motor personal lines policies were flat, despite particularly good progress in Tesco Personal Finance. SME has also performed well with policies sold through our intermediary business growing by 10%.

However, some of our partnership books continue to age and we did not renew a number of other partnerships. As a result, the number of partnership policies in force fell by 1%.

Insurance premium income was up 2% to £5,501 million, reflecting a modest overall increase in the total number of in-force policies.

Net fees and commissions payable increased by 8% to £486 million, whilst other income rose by 22% to £664 million, reflecting increased investment income.

Total expenses rose by 3% to £960 million. Good cost discipline held direct expenses to £745 million, up 2%. Staff costs rose by 1%, reflecting improved efficiency despite continued investment in service standards. A 4% rise in non-staff costs included increased marketing expenditure to support growth in continental Europe.

Net claims rose by 4% to £3,970 million. The environment for home claims remained benign, whilst underlying increases in average motor claims costs were partially offset by purchasing efficiencies and improvements in risk management.

The UK combined operating ratio for 2006, including Manufacturing costs, was 94.6%, compared with 93.4% in 2005, reflecting a higher loss ratio and the discontinuation of some partnerships.

Manufacturing

	2007 £m	2006 £m	2005 £m
Staff costs	763	762	724
Other costs	2,151	2,110	2,052
Total Manufacturing costs	2,914	2,872	2,776
Allocated to divisions	(2,914)	(2,872)	(2,776)
	—	—	—
Analysis of Manufacturing costs:			
Group Technology	984	974	959
Group Property	962	932	857
Customer Support and other operations	968	966	960
Total Manufacturing costs	2,914	2,872	2,776

2007 compared with 2006

Manufacturing costs increased by 1% to £2,914 million, as further improvements in productivity enabled us to support growth in business volumes and to maintain high levels of customer satisfaction while continuing to invest in the further development of our business. Staff costs were flat, as salary inflation was offset by reduced headcount in Operations, resulting from process efficiencies. Other costs increased by 2%, reflecting property investment and continued growth in the volumes of transactions handled.

Group Technology costs remained under tight control, increasing by only 1% to £984 million, as significant improvements in productivity were balanced by investment in software development.

Group Property costs rose by 3% to £962 million, reflecting refurbishment and expansion of the Ulster Bank network and continuing investment to support the strong growth of our business in Europe and Asia, including the opening of a new Corporate Markets office in Paris and further development of our office portfolio in India and Singapore.

Customer Support and other operations costs remained broadly flat at £968 million, with further significant improvements in productivity enabling us to continue to absorb significant increases in service volumes. At the same time we maintained our focus on service quality, and our UK-based telephony centres continued to record market-leading customer satisfaction scores. Our investment in process re-engineering across our operational centres under the 'Work-Out' banner is expected to deliver further improvements in efficiency.

2006 compared with 2005

Manufacturing costs increased by 3% to £2,872 million, benefiting from investment in efficiency programmes while supporting business growth and maintaining high levels of customer satisfaction. Staff costs rose by 5%, with increases in Group Technology partially offset by reduced headcount in Operations.

Group Technology costs were 2% higher at £974 million, as we achieved significant improvements in productivity balanced by investment in software development. In the biggest integration project undertaken since NatWest, we brought Ulster Bank onto the RBS technology platform.

Group Property costs increased by 9% to £932 million, reflecting the continuation of our branch improvement programme and ongoing investment in major operational centres, including Manchester, Birmingham and Glasgow.

Customer Support and other operations held costs virtually flat at £966 million and, like Group Technology, achieved significant improvements in productivity. At the same time we maintained our focus on service quality, and our UK-based telephony centres continued to record market-leading customer satisfaction scores. Our investment in 'lean manufacturing' approaches across our operational centres is expected to deliver further improvements in efficiency.

Central items

	2007 £m	2006 £m	2005 £m
Funding and corporate costs	145	862	950
Departmental and other costs	461	442	402
	606	1,304	1,352
Allocation of Manufacturing costs	146	143	140
Total central Items	752	1,447	1,492

2007 compared with 2006

Central costs were substantially lower, reflecting in part the gains realised on a number of planned disposals that formed part of the Group's funding arrangements for the acquisition of ABN AMRO. These gains contributed to a reduction of £717 million in funding and corporate costs, which also benefited from a reduction of £152 million in the carrying value of our own debt accounted for at fair value and the receipt of a dividend on our investment in Bank of China. These benefits were partially offset by goodwill payments amounting to £119 million in respect of current account administration fees. Excluding realised gains totalling £475 million, funding and corporate costs were £620 million, 28% lower than in 2006.

Departmental and other costs increased by 4% to £461 million. This largely reflects the centralisation of certain functions and increased regulatory requirements.

2006 compared with 2005

Total central items decreased by 3% to £1,447 million.

Funding and corporate costs were 9% lower at £862 million, largely reflecting a year on year reduction of £41 million in IFRS-related volatility. The Group hedges its economic risks, and volatility attributable to derivatives in economic hedges that do not meet the criteria in IFRS for hedge accounting is transferred to the Group's central treasury function.

Departmental and other costs were 10% higher at £442 million largely attributable to additional pension costs and higher securitisation costs.

Employee numbers at 31 December (full time equivalents rounded to the nearest hundred)

	2007	2006	2005
Global Banking & Markets	10,300	8,600	7,400
UK Corporate Banking	9,500	8,800	8,400
Retail	37,500	38,900	39,600
Wealth Management	5,000	4,500	4,200
Ulster Bank	6,400	5,600	5,100
Citizens	22,500	23,100	24,400
RBS Insurance	17,300	17,500	19,300
Manufacturing	25,200	25,400	26,100
Centre	2,900	2,600	2,500
	136,600	135,000	137,000
RFS Holdings	89,800	—	—
Group total	226,400	135,000	137,000

2007 compared with 2006

Excluding ABN AMRO, the number of employees at 31 December 2007 was 136,600, an increase of 1,600 compared with the previous year.

The acquisition of ABN AMRO by RFS Holdings added 89,800 employees to the Group total at 31 December 2007. In due course, this number will reduce as business units are transferred to the other Consortium Banks.

2006 compared with 2005

The number of employees at 31 December 2006 was 135,000, a decrease of 2,000 compared with the prior year.

Consolidated balance sheet
at 31 December 2007

	2007 £m	2006 £m
Assets		
Cash and balances at central banks	17,866	6,121
Treasury and other eligible bills	18,229	5,491
Loans and advances to banks	219,460	82,606
Loans and advances to customers	829,250	466,893
Debt securities	276,427	127,251
Equity shares	53,026	13,504
Settlement balances	16,589	7,425
Derivatives	337,410	116,681
Intangible assets	48,492	18,904
Property, plant and equipment	18,750	18,420
Prepayments, accrued income and other assets	19,066	8,136
Assets of disposal groups	45,954	—
Total assets	1,900,519	871,432
Liabilities		
Deposits by banks	312,633	132,143
Customer accounts	682,365	384,222
Debt securities in issue	273,615	85,963
Settlement balances and short positions	91,021	49,476
Derivatives	332,060	118,112
Accruals, deferred income and other liabilities	34,024	15,660
Retirement benefit liabilities	496	1,992
Deferred taxation	5,510	3,264
Insurance liabilities	10,162	7,456
Subordinated liabilities	37,979	27,654
Liabilities of disposal groups	29,228	—
Total liabilities	1,809,093	825,942
Minority interests	38,388	5,263
Equity owners	53,038	40,227
Total equity	91,426	45,490
Total liabilities and equity	1,900,519	871,432

Analysis of repurchase agreements included above

	2007 £m	2006 £m
Reverse repurchase agreements and stock borrowing		
Loans and advances to banks	175,941	54,152
Loans and advances to customers	142,357	62,908
	318,298	117,060
Repurchase agreements and stock lending		
Deposits by banks	163,038	76,376
Customer accounts	134,916	63,984
	297,954	140,360

Overview of consolidated balance sheet

Total assets of £1,900.5 billion at 31 December 2007 were up £1,029.1 billion compared with 31 December 2006, of which £774.2 billion relates to the acquisition of ABN AMRO. Excluding ABN AMRO, total assets were up £254.9 billion, 29% to £1,126.3 billion largely reflecting an increase in derivative assets, which was accompanied by a corresponding increase in derivative liabilities, and secured financing through reverse repos and lending growth across all divisions.

Treasury and other eligible bills increased by £12.7 billion to £18.2 billion. Excluding ABN AMRO, treasury and other eligible bills grew £11.0 billion to £16.5 billion due to increased trading activity.

Loans and advances to banks increased by £136.9 billion to £219.5 billion with reverse repurchase agreements and stock borrowing ("reverse repos") up by £121.8 billion to £175.9 billion. Excluding ABN AMRO, loans and advances to banks increased by £14.8 billion, 18%, to £97.4 billion of which reverse repos increased by £13.5 billion, 25% to £67.6 billion and bank placings increased by £1.3 billion, 5%, to £29.8 billion.

Loans and advances to customers rose by £362.4 billion to £829.3 billion. Within this, reverse repos increased by £79.4 billion to £142.4 billion. Excluding ABN AMRO, loans and advances to customers were up £76.9 billion, 16%, to £543.8 billion with reverse repos increasing by £16.1 billion, 26% to £79.1 billion. Excluding reverse repos, lending rose by £60.8 billion, 15% to £464.7 billion, reflecting growth across all divisions.

Debt securities increased by £149.2 billion to £276.4 billion of which £121.8 billion related to the acquisition of ABN AMRO. Excluding ABN AMRO, debt securities increased by £27.4 billion, 22%, to £154.6 billion principally due to increased trading book holdings in Corporate Markets.

Equity shares rose by £39.5 billion to £53.0 billion primarily reflecting the acquisition of ABN AMRO, partially offset by a £0.8 billion reduction in the value of the Bank of China shareholding.

Intangible assets increased by £29.6 billion to £48.5 billion due to the acquisition of ABN AMRO and represented goodwill of £24.5 billion and other intangible assets of £5.1 billion.

Property, plant and equipment were up £0.3 billion, 2% to £18.8 billion. Excluding ABN AMRO, property, plant and equipment were down £1.9 billion, 10% to £16.6 billion mainly as a result of the sale of the Canary Wharf investment properties and sale and leaseback transactions in the UK and US.

Settlement balances rose £9.2 billion to £16.6 billion. Excluding ABN AMRO, settlement balances were down £2.1 billion, 28% to £5.3 billion as a result of reduced customer activity.

Derivatives, assets and liabilities increased reflecting the acquisition of ABN AMRO, growth in trading volumes and the effects of interest and exchange rate movements amidst current market conditions.

Prepayments, accrued income and other assets were up £10.9 billion to £19.1 billion primarily reflecting the acquisition of ABN AMRO.

Assets and liabilities of disposal groups comprise those business units of ABN AMRO that were acquired exclusively with a view to disposal, including Banca Antonveneta, Asset Management and Private Equity.

Deposits by banks rose by £180.5 billion to £312.6 billion of which repurchase agreements and stock lending ("repos") were up £86.7 billion to £163.0 billion. Excluding ABN AMRO, deposits by banks rose by £10.7 billion, 8% to £142.8 billion. Inter-bank deposits were up £11.9 billion, 21% at £67.7 billion, partially offset by a reduction in repos down £1.2 billion, 2% to £75.1 billion.

Customer accounts were up £298.1 billion to £682.4 billion with repos up £70.9 billion to £134.9 billion. Excluding ABN AMRO, customer accounts were up £57.8 billion, 15% at £442.1 billion with repos up £11.0 billion, 17% to £75.0 billion. Excluding repos, deposits rose by £46.8 billion, 15%, to £367.1 billion with good growth in all divisions.

Debt securities in issue have increased by £187.7 billion to £273.6 billion. Excluding ABN AMRO, the increase was £58.7 billion, 68% to £144.7 billion.

Settlement balances and short positions were up £41.5 billion to £91.0 billion. Excluding ABN AMRO, the increase in settlement balances and short positions was £4.4 billion, 9% to £53.8 billion reflecting growth in customer activity.

Accruals, deferred income and other liabilities increased £18.4 billion to £34.0 billion largely reflecting the acquisition of ABN AMRO.

Deferred taxation liabilities rose by £2.2 billion, 69% to £5.5 billion largely due to the acquisition of ABN AMRO.

Subordinated liabilities were up £10.3 billion, 37% to £38.0 billion. Excluding ABN AMRO, subordinated liabilities were unchanged at £27.7 billion. The issue of £1.0 billion dated loan capital and £0.7 billion movement in exchange rates was offset by the redemption of £0.7 billion dated loan capital, £0.4 billion undated loan capital and £0.6 billion non-cumulative preference shares.

Equity minority interests increased by £33.1 billion to £38.4 billion reflecting £33.8 billion in respect of the acquisition of ABN AMRO, partially offset by a reduction of £0.4 billion in the value of the investment in Bank of China.

Owners' equity increased by £12.8 billion, 32%, to £53.0 billion. The profit for the year of £7.6 billion, issue of £2.7 billion of ordinary share capital, £3.2 billion of non-cumulative fixed rate equity preference shares and £1.1 billion of other paid-in equity to fund the Group's investment in ABN AMRO, together with other issues of £0.4 billion non-cumulative fixed rate equity preference shares and £0.1 billion of ordinary shares in respect of the exercise of share options, a £1.5 billion net decrease after tax in the Group's pension liability and £0.4 billion resulting from the effect of exchange rates, were partly offset by the payment of the 2006 final ordinary dividend and the 2007 interim dividend, £3.0 billion and preference dividends of £0.3 billion, £0.5 billion reduction in available-for-sale reserves, and a £0.4 billion decrease in cash flow hedging reserve.

Cash flow

	2007 £m	2006 £m	2005 £m
Net cash flows from operating activities	25,604	17,441	4,140
Net cash flows from investing activities	15,999	6,645	(2,612)
Net cash flows from financing activities	29,691	(1,516)	(703)
Effects of exchange rate changes on cash and cash equivalents	6,010	(3,468)	1,703
Net increase in cash and cash equivalents	77,304	19,102	2,528

2007

The major factors contributing to the net cash inflow from operating activities of £25,604 million were the increase of £28,261 million in operating liabilities less operating assets and the profit before tax of £9,900 million, partly offset by the elimination of foreign exchange differences of £10,282 million and income taxes paid of £2,442 million.

The acquisition of ABN AMRO, included within net investment in business interests and intangible assets of £13,640 million, was the largest element giving rise to net cash flows from investing activities of £15,999 million, with cash and cash equivalents acquired of £60,093 million more than offsetting the cash consideration paid of £45,856 million. Net sales and maturities of securities of £1,987 million and net disposals of property, plant and equipment, £706 million less the net cash outflow of £597 million in respect of other acquisitions and disposals represented the other principle factors.

Net cash flows from financing activities of £29,691 million primarily relate to the cash injection of £31,019 million from the consortium partners in relation to the acquisition of ABN AMRO, together with the issue of £4,829 million of equity securities and £1,018 million of subordinated liabilities, offset in part by dividend payments of £3,411 million, the repayment of £1,708 million subordinated liabilities, interest on subordinated liabilities of £1,522 million and the redemption of £545 million of minority interests.

2006

The major factors contributing to the net cash inflow from operating activities of £17,441 million were the profit before tax of £9,186 million adjusted for the elimination of foreign exchange differences of £4,516 million and depreciation and amortisation of £1,678 million, together with an increase of £3,980 million in operating liabilities less operating assets.

Net sales and maturities of securities of £8,000 million was partially offset by net purchases of property, plant and equipment of £1,292 million, resulting in the net cash inflow from investing activities of £6,645 million.

The issue of £671 million of equity preference shares, £3,027 million of subordinated liabilities and proceeds of £1,354 million from minority interests issued were more than offset by dividend payments of £2,727 million, purchase of ordinary shares amounting to £991 million, repayment of £1,318 million of subordinated liabilities and interest on subordinated liabilities of £1,409 million, resulting in a net cash outflow from financing activities of £1,516 million.

2005

The major factors contributing to the net cash inflow of £4,140 million from operating activities in 2005 were the profit before tax of £7,936 million less elimination of foreign exchange differences of £3,060 million, increases in deposits and debt securities in issue of £56,571 million, and increases in short positions and settlement balances of £10,326 million, partially offset by increases in securities of £28,842 million and increases in loans and advances of £36,778 million.

Net purchases of property, plant and equipment of £2,592 million, including operating lease assets and computer and other equipment, were the main contributors to the net cash outflow from investing activities of £2,612 million.

The issue of £1,649 million preference shares and £1,234 million subordinated debt were more than offset by dividend payments of £2,007 million and the repayment of £1,553 million of subordinated liabilities, resulting in a net cash outflow from financing activities of £703 million.

Capital resources

The following table analyses the Group's regulatory capital resources at 31 December:

	2007 £m	2006 £m	2005 £m	2004 £m	2003 £m
Capital base					
Tier 1 capital	44,364	30,041	28,218	22,694	19,399
Tier 2 capital	33,693	27,491	22,437	20,229	16,439
Tier 3 capital	200	—	—	—	—
	78,257	57,532	50,655	42,923	35,838
Less: investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(10,283)	(10,583)	(7,282)	(5,165)	(4,618)
Total capital	67,974	46,949	43,373	37,758	31,220
Risk-weighted assets					
Banking book:					
On-balance sheet	480,200	318,600	303,300	261,800	214,400
Off-balance sheet	84,600	59,400	51,500	44,900	36,400
Trading book	44,200	22,300	16,200	17,100	12,900
	609,000	400,300	371,000	323,800	263,700

Risk asset ratios	%	%	%	%	%
Tier 1	7.3	7.5	7.6	7.0	7.4
Total	11.2	11.7	11.7	11.7	11.8

Note: The comparative data for 2003 and 2004 in the table above are under UK GAAP as previously published and regulated. As from 1 January 2005, the Group is regulated on an IFRS basis.

It is the Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority ("FSA"). The FSA uses Risk Asset Ratio ("RAR") as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2007, the Group's total RAR was 11.2% (2006 – 11.7%) and the tier 1 RAR was 7.3% (2006 – 7.5%).

Risk and capital management
Governance


Group Board of Directors
Group Audit Committee
Advances Committee
Group Executive Management Committee
Key
Board Committees
Executive Committees
Group Risk Committee
Group Asset and Liability Management Committee
Group Credit Committee

The Group Board of directors sets the overall risk appetite and philosophy; the risk and capital framework underpins delivery of the Board's strategy. The Board is supported by three committees:

- Group Audit Committee ("GAC"), comprising independent non-executive directors, focuses on financial reporting and application of accounting policies as part of the internal control and risk assessment framework. GAC monitors the identification, evaluation and management of all significant risks throughout the Group. This work is supported by Group Internal Audit, which provides an independent assessment of the design, adequacy and effectiveness of internal controls.
- Advances Committee ("AC"), reporting to the Board, deals with transactions that exceed the Group Credit Committee's delegated authority.
- Group Executive Management Committee ("GEMC"), an executive committee, ensures that implementation of strategy and operations are in line with the agreed risk appetite. GEMC is supported by the following:
  - Group Risk Committee ("GRC") recommends and approves limits, processes and policies that ensure the effective management of all material non-balance sheet risks across the Group.
  - Group Credit Committee ("GCC") approves credit proposals under authority delegated to it by the Board and/or Advances Committee.
  - Group Asset and Liability Management Committee ("GALCO") is responsible for identifying, managing and controlling the Group balance sheet risks. These risks are managed by setting limits and controls for capital adequacy, funding and liquidity, intra-group exposures, and non-trading interest rate, equity and foreign currency risk.

Risk and capital
It is the Group's policy to optimise return to shareholders while maintaining a strong capital base and credit rating to support business growth and meet regulatory capital requirements at all times.

The Group currently uses a target range for the tier 1 capital ratio of 7.0% to 8.0% for its long-term capital planning with the aim of operating around the mid-point of this range. This is in excess of minimum regulatory requirements.

Capital adequacy and risk management are closely aligned. The Group undertakes a regular assessment of its internal capital requirement based on a quantification of the material risks to which it is exposed. This assessment includes the use of stress tests to assess whether the Group's capital resources are adequate to remain above minimum requirements during a macroeconomic recession. The results of this internal capital assessment are reviewed by the Group Board and are used to ensure the adequacy of the Group's available capital resources, to measure risk-adjusted returns, to inform the annual business and financial planning process and to inform the Board's approval of risk appetite limits.

The allocation of capital resources to divisions is determined as part of the annual business and financial planning process.

Risk appetite is measured as the maximum level of retained risk the Group will accept to deliver its business objectives. Risk appetite is generally defined through both quantitative and qualitative techniques including stress testing, risk concentration, value-at-risk and risk underwriting criteria, ensuring that appropriate principles, policies and procedures are in place and applied.

The main risks facing the Group are shown below. These should be considered in conjunction with the Risk factors set out on pages 32 and 33 which could affect the Group's performance.

- Credit risk: is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.
- Funding and liquidity risk: is the risk the Group is unable to meet its obligations as they fall due.
- Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.
- Pension obligation risk: is the risk that the liabilities of the Group's various defined benefit pension schemes will exceed their assets as a result of which the Group is required or chooses to make additional contributions to schemes.
- Equity risk: reflects the variability in the value of equity investments resulting in gains or losses.
- Insurance risk: the Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to mitigate other risk exposures.
- Operational risk: is the risk arising from the Group's people, processes, systems, physical assets and external events.
- Regulatory risk: is the risk arising from failing to meet the requirements and expectations of the Group's many regulators, or from a failure to address or implement any change in these requirements or expectations.

These risk and capital management processes performed well throughout 2007, and continued working through the market disruption seen since August 2007.

Management responsibilities
All staff have a role to play in the day to day management of risk in their division, in line with Group policy, which is set and managed by specialist staff in;

- Risk Management: credit, market, regulatory, enterprise and insurance risk, together with risk analytics.
- Group Treasury: balance sheet, capital management, intra-group credit exposure, funding and liquidity and hedging policies.

Independence underpins the approach to risk management, which is reinforced throughout the Group by appropriate reporting lines.

Developments in 2007
Following its acquisition by RFS Holdings, ABN AMRO is subject to the Group's high level controls and oversight by RBS' control functions. Although its risk systems are not yet integrated with those of the Group, the data relating to ABN AMRO are presented on a consistent basis. In order to facilitate comparisons with prior years the data relating to the Group excluding ABN AMRO are separately identified. ABN AMRO data are analysed between businesses acquired by RBS and those acquired by Fortis and Santander.

Credit risk

Credit risk is managed to achieve sustainable and superior risk-reward performance whilst maintaining exposures within acceptable risk appetite parameters. This is achieved through the combination of governance, policies, systems and controls, underpinned by sound commercial judgement as described below.

- Policies and risk appetite: policies provide clarity around the required Group framework for the assessment, approval, monitoring and management of credit risk where risk appetite sets the tolerance of loss. Limits are used to manage concentration risk by single name, sector and country.

- Decision makers: credit authority is granted to independent persons or committees with the appropriate experience, seniority and commercial judgement. Credit authority is not extended to relationship managers. Specialist internal credit risk departments independently oversee the credit process and make credit decisions or recommendations to the appropriate credit committee.

- Models: credit models are used to measure and assess risk decisions and to aid on-going monitoring. Measures, such as Probability of Default, Exposure at Default, Loss Given Default (see below) and Expected Loss are calculated using duly authorised models. All credit models are subject to independent review prior to implementation and existing models are reviewed on at least an annual basis.

- Mitigation techniques to reduce the potential for loss: credit risk may be mitigated by the taking of financial or physical security, the assignment of receivables or the use of credit derivatives, guarantees, risk participations, credit insurance, set off or netting.

- Risk systems and data quality: systems are well organised to produce timely, accurate and complete inputs for risk reporting and to administer key credit processes.

- Analysis and reporting: portfolio analysis and reporting are used to ensure the identification of emerging concentration risks and adverse movements in credit risk quality.

- Stress testing: stress testing forms an integral part of portfolio analysis, providing a measure of potential vulnerability to exceptional but plausible economic and geopolitical events which assists management in the identification of risk not otherwise apparent in more benign circumstances. Stress testing informs risk appetite decisions.

- Portfolio management: active management of portfolio concentrations as measured by risk reporting and stress testing, where credit risk may be mitigated through promoting asset sales, buying credit protection or curtailing risk appetite for new transactions.

- Credit stewardship: customer transaction monitoring and management is a continuous process, ensuring performance is satisfactory and that documentation, security and valuations are complete and up to date.

- Problem debt identification: policies and systems encourage the early identification of problems and the employment of specialised staff focused on collections and problem debt management.

- Provisioning: independent assessment using best practice models for collective and latent loss. Professional evaluation is applied to individual cases, to ensure that such losses are comprehensively identified and adequately provided for.

- Recovery: maximising the return to the Group through the recovery process.

Basel II

RBS has received agreement (called 'a waiver') from the UK Financial Services Authority to adopt the Advanced Internal Ratings Based (AIRB) approach for calculating capital requirements for the majority of the business with effect from 1 January 2008. The Group, therefore, will be one of a small number of banks whose risk systems and approaches have achieved the advanced standard for credit, the most sophisticated available under the new Basel II framework.

The AIRB approach to Basel II is based on the following metrics.

- Probability of default ("PD"): the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Customers are assigned an internal credit grade which corresponds to probability of default. Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade (see page 74).

- Exposure at default ("EAD"): such models estimate the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD is typically higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit.

- Loss given default ("LGD"): models estimate the economic loss that may occur in the event of default, being the debt that cannot be recovered. The Group's LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held.

Credit risk assets

Credit risk assets are an internal risk measure of the Group's exposure to customers. These consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments across all customer types.

Credit risk assets	2007 £bn	2006 £bn	2005 £bn
Corporate Markets			
– Global Banking & Markets	330.2	233.4	206.5
– UK Corporate Banking	86.8	76.0	66.5
Retail Markets			
– Retail	112.8	108.1	103.2
– Wealth Management	11.7	10.0	8.9
Ulster Bank	46.5	37.0	31.9
Citizens	71.8	67.5	74.5
RBS Insurance	9.0	7.2	6.7
	668.8	539.2	498.2
ABN AMRO excluding minority interest	131.8	—	—
	800.6	539.2	498.2
ABN AMRO minority interest	206.0	—	—
	1,006.6	539.2	498.2

Excluding reverse repurchase agreements, credit risk assets as at 31 December 2007 were £1,006.6 billion (2006 – £539.2 billion), an increase of £467.4 billion during the year of which £337.8 billion arose from the acquisition of ABN AMRO.

An analysis of reverse repurchase agreements is shown below.

Reverse repurchase agreements	2007 £bn	2006 £bn	2005 £bn
Banks	67.6	54.2	41.8
Customers	79.1	62.9	48.9
RBS excluding ABN AMRO	146.7	117.1	90.7
ABN AMRO excluding minority interest	169.9	—	—
	316.6	117.1	90.7
ABN AMRO minority interest	1.7	—	—
	318.3	117.1	90.7

Reverse repurchase agreements as at 31 December 2007 were £318.3 billion (2006 – £117.1 billion), an increase of £201.2 billion of which £171.6 billion arose from the acquisition of ABN AMRO.

Credit risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned an internal credit grade based on various grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Expressed as an annual probability of default, the upper and lower boundaries and the midpoint for each of these Group level asset quality grades are as follows:

	Annual probability of default			
Asset quality grade	Minimum %	Midpoint %	Maximum %	S&P equivalent
AQ1	0.00	0.10	0.20	AAA to BBB-
AQ2	0.21	0.40	0.60	BB+ to BB
AQ3	0.61	1.05	1.50	BB- to B+
AQ4	1.51	3.25	5.00	B+ to B
AQ5	5.01	52.50	100.00	B and below

Distribution of credit risk assets by asset quality

As at 31 December 2007, including ABN AMRO net of minority interest, exposure to investment grade counterparties (AQ1) accounted for 48% (2006 – 46%) of credit risk assets and 97% (2006 – 97%) of exposures were to counterparties rated AQ4 or higher. The exposure to the lowest asset quality (AQ5) remained at 3%.


AQ1
AQ2
AQ3
AQ4
AQ5
2007 including ABN AMRO
2007 including ABN AMRO net of minority interest
2007 excluding ABN AMRO
2006
0%
10%
20%
30%
40%
50%

Note: Graph data are shown net of provisions and reverse repurchase agreements.

Distribution of credit risk assets by industry sector

Industry analysis plays an important part in assessing potential concentration risk from within the loan portfolio. Particular attention is given to industry sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

The Group also uses scenario analysis and stress testing in order to monitor the risk to clusters of correlated industry sectors.



Individuals
Public sectors and quasi government
Financial services
Property
Banks
Transport and storage
Manufacturing
Wholesale and retail trade
Building and construction
Technology, media and telecommunications
Tourism and leisure
Business services
Power and water
Natural resources
Agriculture and fisheries
0%
5%
10%
15%
20%
25%
30%
2007 including ABN AMRO
2007 including ABN AMRO net of minority interest
2007 excluding ABN AMRO
2006

Note: Graph data are shown net of provisions and reverse repurchase agreements.

As at 31 December 2007, including ABN AMRO net of minority interest, 21% of credit risk assets (2006 – 28%) related to individuals and includes mortgage lending and other smaller loans that are intrinsically well-diversified. Corporate industry exposure comprised 40% of credit risk assets (2006 – 36%), which are well diversified across a range of sectors. Banks and financial services account for 24% of credit risk assets (2006 – 20%) and public sector and quasi government credit risk assets make up the remaining 15% (2006 – 16%).

Distribution of credit risk assets by geography

The acquisition of ABN AMRO in October 2007 has also changed the risk profile of the Group, with benefits arising from increased diversification available from the Group's wider global reach.

The Group operates in over 50 countries, but with the majority of assets in the UK, North America and Europe.


Including ABN AMRO 2007
Including ABN AMRO net of minority interest 2007
Excluding ABN AMRO 2007
2006
100%
80%
60%
40%
20%
0%
36.1
18.8
31.7
23.9
23.5
39.7
21.5
24.6
45.2
19.7
25.1
48.8
Rest of World
Europe
North America
United Kingdom

Distribution of credit risk assets by product and customer type


Lending to banks, corporates, sovereigns and quasi government
Debt securities issued by banks, corporates, sovereigns and quasi government
Lending to individuals (mortgages)
Lending to individuals (other)
Off-balance sheet and other
Lending to small business
2007 including ABN AMRO
2007 including ABN AMRO net of minority interest
2007 excluding ABN AMRO
2006
0%
10%
20%
30%
40%
50%

The Group also monitors its credit portfolio by customer type and product type. Including ABN AMRO net of minority interest, the largest category is lending to banks, corporates, sovereigns and quasi governments which represented 48% of credit risk assets as at 31 December 2007 (2006 – 41%). Lending to individuals accounted for 20% (2006 – 26%).

Loan impairment

The Group classifies impaired assets as either Risk Elements in Lending (REIL) or Potential Problem Loans (PPL). REIL represents non-accrual loans, loans that are accruing but are past due 90 days and restructured loans. PPL represents impaired assets which are not included in REIL but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross of the value of any security held, which could reduce the eventual loss should it occur, and gross of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against reported impaired balance.

The table below sets out the Group's loans that are classified as REIL and PPL:

REIL and PPL	Including ABN AMRO 2007 £m	Including ABN AMRO net of minority interest 2007 £m	Excluding ABN AMRO 2007 £m	2006 £m	2005 £m
Non-accrual loans (1)	10,362	7,949	6,668	6,232	5,926
Accrual loans past due 90 days (2)	369	302	256	105	9
Troubled debt restructurings (3)	—	—	—	—	2
Total REIL	10,731	8,251	6,924	6,337	5,937
PPL (4)	671	131	64	52	19
Total REIL and PPL	11,402	8,382	6,988	6,389	5,956
REIL and PPL as % of customer loans and advances – gross (5)	1.64%	1.49%	1.49%	1.57%	1.60%

The sub-categories of REIL and PPL are calculated as described in notes 1 to 4 below.

Notes:

(1) All loans against which an impairment provision is held are reported in the non-accrual category.

(2) Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.

(3) Troubled debt restructurings represent loans that have been restructured following the granting of a concession by the Group to the borrower.

(4) Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

(5) Gross of provisions and excluding reverse repurchase agreements.

REIL as at 31 December 2007 was £10,731 million (2006 – £6,337 million). Excluding ABN AMRO minority interest, REIL was £8,251 million, an increase of £1,914 million (30%) during the year. As a percentage of customer lending, REIL and PPL in aggregate, excluding ABN AMRO minority interest, show an improving trend, amounting to 1.49% of customer loans and advances at 31 December 2007 (2006 – 1.57%).

REIL by division

The table below shows REIL by division.

REIL	2007 £m	2006 £m	2005 £m
Corporate Markets			
– Global Banking & Markets	373	492	496
– UK Corporate Banking	1,236	1,034	969
Retail Markets			
– Retail	4,286	4,076	3,783
– Wealth Management	45	43	58
Ulster Bank	667	498	436
Citizens	317	175	195
Other	—	17	—
	6,924	6,337	5,937
ABN AMRO excluding minority interest	1,327	—	—
	8,251	6,337	5,937
ABN AMRO minority interest	2,480	—	—
Total REIL	10,731	6,337	5,937

During 2007, REIL in Retail Markets increased by £210 million, Ulster Bank by £169 million and Citizens by £142 million.

Impairment loss provision methodology

Provisions for impairment losses are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

Collectively assessed provisions are provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are provisions held against the estimated impairment in the performing portfolio which have yet to be identified as at the balance sheet date. To assess the latent loss within the portfolios, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Provision analysis

The Group's consumer portfolios, which consist of small value, high volume credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, low volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis by experienced specialists, with input from professional valuers and accountants as appropriate. The Group operates a provisions governance framework which sets thresholds whereby suitable oversight and challenge is undertaken. These opinions and levels of provision are overseen by each division's Provision Committee. Significant cases are presented to, and challenged by, the Group Problem Exposure Review Forum.

Early and active management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group's ongoing monitoring process.

The following table shows an analysis of the loan impairment charge.

Loan impairment charge	Including ABN AMRO 2007 £m	Including ABN AMRO net of minority interest 2007 £m	Excluding ABN AMRO 2007 £m	2006 £m	2005 £m
Latent loss provisions charge	88	25	2	87	14
Collectively assessed provisions charge	1,744	1,669	1,644	1,573	1,399
Individually assessed provisions charge	274	244	198	217	290
Total charge to income statement	2,106	1,938	1,844	1,877	1,703
Charge as a % of customer loans and advances – gross (1)	0.30%	0.34%	0.39%	0.46%	0.46%

Note:

(1) Gross of provisions and excluding reverse repurchase agreements.

Provisions for loan impairment charged to the income statement in 2007 were £2,106 million. Excluding ABN AMRO minority interest, the charge was £1,938 million, up £61 million (3%) from 2006 and as a percentage of customer lending, the impairment charge was 0.34% (2006 – 0.46%).

Summary of loan impairment provisions

Loan impairment provisions (1)	Including ABN AMRO 2007 £m	Including ABN AMRO net of minority interest 2007 £m	Excluding ABN AMRO 2007 £m	2006 £m	2005 £m
Latent loss provisions	1,050	734	600	593	543
Collectively assessed provisions	3,834	3,167	2,996	2,645	2,587
Individually assessed provisions	1,554	1,060	637	695	754
Total provisions	6,438	4,961	4,233	3,933	3,884
Total provision as a % of customer loans and advances – gross (2)	0.9%	0.9%	0.9%	1.0%	1.0%

Notes:

(1) Excludes provisions against loans and advances to banks of £3 million (2006 – £2 million; 2005 – £3 million).

(2) Gross of provisions and excluding reverse repurchase agreements.

As at 31 December 2007 total customer provisions were £6,438 million. Excluding ABN AMRO minority interest, total customer provisions were £4,961 million, up £1,028 million (26%) from 31 December 2006.

Provisions coverage

The Group's provision coverage ratios are shown in the table below.

	Including ABN AMRO 2007	Including ABN AMRO net of minority interest 2007	Excluding ABN AMRO 2007	2006	2005
Total provision expressed as a:					
% of REIL	60%	60%	61%	62%	65%
% of REIL and PPL	56%	59%	61%	62%	65%

The coverage ratio of closing provisions to REIL and PPL decreased from 62% to 56% during 2007. Excluding ABN AMRO minority interest, the coverage ratio was 59%. The lower coverage ratio reflects amounts written-off and the changing mix from unsecured to secured exposures.

Movement in loan impairment provisions balance

The movement in provisions balance is shown in the table below.

	2007 £m	2006 £m
Balance as at 1 January	3,935	3,887
Currency translation and other adjustments	137	(61)
Acquisition of subsidiaries		
– ABN AMRO excluding minority interest	657	—
– ABN AMRO minority interest	1,547	—
– Other	6	—
Amounts written-off	(2,171)	(1,841)
Recoveries of amounts previously written-off	390	215
Charge to income statement	2,106	1,877
Discount unwind (1)	(166)	(142)
Balance as at 31 December (2)	6,441	3,935

Notes:

(1) The impact of discounting inherent within the provisions balance is unwound as the time to receiving the expected recovery cash flows draws nearer.

(2) Includes provisions against loans and advances to banks of £3 million (2006 – £2 million).

An impairment provision calculated using the effective interest rate method leaves a discounted asset; the discount unwinds at a constant effective rate until the outstanding asset is completely realised.

Business review

Liquidity risk

The Group's liquidity policy is designed to ensure that it can at all times meet its obligations as they fall due.

Liquidity management within the Group focuses on overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from exposure to undrawn commitments and other contingent obligations. The management of liquidity risk within the Group is undertaken within limits and other policy parameters set by GALCO. Compliance is monitored and coordinated by Group Treasury both in respect of internal policy and the regulatory requirements of the Financial Services Authority. In addition, all subsidiaries and branches outside the UK ensure compliance with any local regulatory liquidity requirements and are subject to Group Treasury oversight.

Diversification of funding sources

The structure of the Group's balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to limit the reliance on total short-term wholesale sources of funds (gross and net of repos) within prudent levels.

During 2007, the Group's funding sources remained well diversified by counterparty, instrument and maturity, both before and after the acquisition of ABN AMRO in October 2007.

	Including ABN AMRO		Excluding ABN AMRO					
Sources of funding	2007 £m	%	2007 £m	%	2006 £m	%	2005 £m	%
Customer accounts (excluding repos)								
Repayable on demand	346,074	24	225,908	26	197,771	28	172,853	27
Time deposits	201,375	14	140,630	17	122,467	17	121,260	19
Total customer accounts (excluding repos)	547,449	38	366,538	43	320,236	45	294,113	46
Debt securities in issue over one year remaining maturity	117,873	8	55,448	7	44,006	6	22,293	3
Subordinated liabilities	37,979	3	27,665	3	27,654	4	26,274	4
Owners' equity	53,038	4	53,177	6	40,227	6	35,435	6
Total customer accounts and long term funds	756,339	53	502,828	59	432,125	61	380,115	59
Repo agreements with customers	134,916	10	75,029	9	63,984	9	48,754	7
Repo agreements with banks	163,038	11	75,155	9	76,376	11	47,905	7
Total customer accounts, long term funds and collateralised borrowing	1,054,293	74	653,012	77	572,485	81	476,774	73
Debt securities in issue up to one year remaining maturity	155,742	11	89,189	10	41,957	5	66,127	11
Deposits by banks (excluding repos)	149,595	10	67,301	8	55,767	8	62,502	10
Short positions	73,501	5	47,058	5	43,809	6	37,427	6
Total	1,433,131	100	856,560	100	714,018	100	644,830	100

Customer accounts (excluding repos) and long term funds (term debt securities in issue of over one year remaining maturity and capital) continue to represent the core of the Group's funding. Excluding ABN AMRO, these core funds in total increased by £70.7 billion (16%) over the course of 2007 to represent 59% of total funding at 31 December 2007. The inclusion of ABN AMRO has added £253.5 billion to that total at 31 December 2007 to represent 53% of total funding in the enlarged balance sheet.

Customer accounts comprise a well diversified and stable source of funds from a wide range of retail, corporate and non-bank institutional customers. Excluding ABN AMRO, customer accounts grew by £46.3 billion (14%) to represent 43% of total funding at 31 December 2007. The inclusion of ABN AMRO has added £180.9 billion to that total at 31 December 2007, to represent 38% of total funding in the enlarged balance sheet.

Term debt securities in issue with an outstanding term of over one year increased £11.4 billion (26%) to represent 7% of the Group's funding at 31 December 2007 excluding ABN AMRO, reflecting the activity of the Group in raising term funds through its securitisation and Euro and US Medium Term Note programmes. Including ABN AMRO, term debt issuance through its similar programmes has added £62.4 billion to that figure, to represent 8% of total funding in the enlarged balance sheet.

Capital (owners' equity and subordinated debt) increased by £13.0 billion (19%) to provide 9% of total funding at 31 December 2007.

Repo borrowing collateralised by a range of debt securities and other assets is undertaken with a range of corporate and institutional customers and banks. Excluding ABN AMRO, collateralised borrowing by repo increased by £9.8 billion (7%) to represent 18% of the Group's funding at 31 December 2007. Including ABN AMRO collateralised borrowing by repo has added £147.8 billion to that figure, to represent 21% of total funding in the enlarged balance sheet.

Short term wholesale funds (with up to one year residual maturity) are taken on an uncollateralised basis from a wide range of counterparties and debt investors, with the largest single depositor continuing to represent less than 1% of the Group's total funding.

Short positions in various securities are held primarily by RBS Greenwich Capital in the US, RBS Global Banking & Markets and by ABN AMRO Global Markets. Excluding ABN AMRO, the level of funding from short term unsecured debt issuance, bank deposits (excluding repos) and short positions has increased by £62.0 billion (44%) to represent 23% of total funding at 31 December 2007. Including ABN AMRO, such short-term wholesale borrowing has added £175.3 billion to that figure, to represent 26% of total funding in the enlarged balance sheet.

Net customer activity

Excluding ABN AMRO, net customer lending, excluding repos, rose by £14.7 billion (17%) over the course of 2007 as the growth in loans and advances to customers continued to exceed growth in customer accounts, thus increasing commensurately the reliance on wholesale market funding to support loan growth.

Including ABN AMRO, net customer lending, excluding repos, has added £43.5 billion, reducing the ratio of loans and advances to customer accounts to 126.6%.

Net customer activity	Including ABN AMRO 2007 £m	Excluding ABN AMRO 2007 £m	2006 £m	2005 £m
Loans and advances to customers (gross, excluding reverse repos)	693,331	468,942	407,918	372,223
Customer accounts (excluding repos)	547,449	366,538	320,238	294,113
Customer lending less customer accounts	145,882	102,404	87,680	78,110
Loans and advances to customers as a % of customer accounts (excluding repos)	126.6%	127.9%	127.4%	126.6%

Management of term structure

The Group evaluates on a regular basis its structural liquidity risk and applies a variety of balance sheet management and term funding strategies to maintain this risk within its normal policy parameters.

The degree of maturity mismatch within the overall long-term structure of the Group's assets and liabilities is managed within internal policy guidelines, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

Stress testing

In August 2007, a systemic liquidity stress event was triggered by difficulties in the US sub-prime mortgage market which then spread more widely to the global asset-backed market and impacted adversely the overall supply and cost of funding and liquidity for other than very short-term maturities. RBS has managed its liquidity position through those market conditions, increased its liquidity cushion and remains able fully to meet its funding needs.

The Group performs stress tests to simulate how events may impact its funding and liquidity capabilities. Such tests inform the overall balance sheet structure and help define prudent limits for control of the risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. The nature of stress tests is kept under review in line with evolving market conditions.

Contingency funding plans are maintained to anticipate and respond to any approaching or actual material deterioration in market conditions. The Group remains confident that it can manage its liquidity requirements effectively under such circumstances.

Daily management

The primary focus of the daily management activity is to ensure access to sufficient liquidity to meet cash flow obligations within key time horizons, in particular out to one month ahead.

The short-term maturity structure of the Group's liabilities and assets is managed daily to ensure that all material or potential cash flow obligations, arising from undrawn commitments and other contingent obligations can be met. Potential sources include cash inflows from maturing assets, new borrowing or the sale of various debt securities held (after allowing for appropriate haircuts).

Short-term liquidity risk is generally managed on a consolidated basis with internal liquidity mismatch limits set for all subsidiaries and non-UK branches which have material local treasury activities, thereby assuring that the daily maintenance of the Group's overall liquidity risk position is not compromised. ABN AMRO, Citizens Financial Group and RBS Insurance manage liquidity locally, given different regulatory regimes, subject to review by Group Treasury. As integration of ABN AMRO's businesses within the Group proceeds, the liquidity risk policies, parameters and metrics used will be progressively aligned within a single framework.

Net short-term wholesale market activity	Including ABN AMRO 2007 £m	Excluding ABN AMRO 2007 £m	2006 £m	2005 £m
Debt securities, listed held-for-trading equity shares, treasury and other eligible bills	328,352	174,724	135,775	129,440
Reverse repo agreements with banks and customers	318,298	146,675	117,060	90,691
Less: repos with banks and customers	(297,954)	(150,184)	(140,360)	(96,659)
Short positions	(73,501)	(47,058)	(43,809)	(37,427)
Insurance companies' debt securities held	(8,062)	(6,876)	(6,149)	(5,724)
Debt securities charged as security for liabilities	(29,709)	(8,911)	(8,560)	(9,578)
Net marketable assets	237,424	108,370	53,957	70,743
By remaining maturity up to one month:				
Deposits by banks (excluding repos)	112,181	38,470	36,069	35,153
Less: loans and advances to banks (gross, excluding reverse repos)	(25,609)	(21,763)	(21,136)	(16,381)
Debt securities in issue	66,289	28,814	19,924	20,577
Net wholesale liabilities due within one month	152,861	45,521	34,877	39,349
Net surplus of marketable assets over wholesale liabilities due within one month	84,563	62,849	19,080	31,394

Excluding ABN AMRO, the Group's net surplus of marketable assets over net short-term wholesale liabilities due within one month increased by £43.8 billion, reflecting actions taken by the Group to increase its liquidity cover in response to market conditions. Including ABN AMRO, the net surplus of marketable assets over net short-term wholesale liabilities due within one month was £84.6 billion.

Sterling liquidity

Excluding ABN AMRO, over 36% of the Group's total assets are denominated in sterling, where the FSA requires the Group, on a consolidated basis, to maintain daily a minimum ratio of 100% between:

- a stock of qualifying high quality liquid assets (primarily UK and EU government securities, treasury bills and cash held in branches); and

- the sum of: sterling wholesale net outflows contractually due within five working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond five working days); and 5% of retail deposits with a residual contractual maturity of five working days or less.

The FSA also sets an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. Internal processes ensure that the Group achieves or exceeds these minimum requirements at all times.

Liquidity in non-sterling currencies

The Group also recognises the importance of non-sterling liquidity, which is managed daily within various limits. This takes into account the marketability, within a short period, of the wide range of debt securities held, if required to meet unexpected outflows.

The level of contingent risk from the potential drawing of undrawn or partially drawn commitments, back-up lines, standby lines and other similar facilities is also actively monitored and reflected in the measures of the Group's non-sterling liquidity risk. Particular attention is given to the US dollar commercial paper market and the propensity of the Group's bank and corporate counterparties who are active in raising funds from that market to switch to utilising facilities offered by the Group in the event of either counterparty specific difficulties or a significant widening of interest spreads generally in the commercial paper market.

The Group also provides liquidity back-up facilities to its own conduits and has small exposures to other selected conduits which take funding from the asset-backed commercial paper ("ABCP") market. The short-term contingent liquidity risk in providing such backup facilities is mitigated by the spread of maturity dates of the commercial paper taken by the conduits. Limits sanctioned for such facilities totalled approximately £64 billion at 31 December 2007, of which £16 billion related to the RBS conduits and £48 billion to ABN AMRO conduits. The RBS conduits are multi-seller ABCP conduits rated at A1 or A1+/P1 levels. During the difficult market conditions since August 2007 the conduits were generally able to continue to issue rated CP albeit at generally shorter maturities and higher price levels than previously. There was an increased shortage of market liquidity, particularly in November and December, for longer dated issuance (i.e. over 1 month) as the year end approached. RBS and RBS Greenwich Capital Markets act as dealers to the conduits' CP issuance programmes and have purchased CP in that capacity but such holdings have not generally been material. The majority of the ABN AMRO conduits are also rated A1 or A1+/P1 and they experienced similar trading conditions to the RBS conduits although they saw two small conduits draw liquidity. ABN AMRO Bank and ABN AMRO Corp act as dealers to the programmes and have held generally non material CP on inventory. The conduits are consolidated by the Group.

Developments in liquidity risk management regulation

During 2007, increased regulatory focus and the need for international coordination of liquidity risk management has been highlighted by external market conditions.

New liquidity regulation was also introduced by a number of local regulators, notably in the Republic of Ireland. The Group had no difficulties in meeting the new requirements.

Further regulatory developments are expected through 2008, including progress in harmonising liquidity requirements. Central Banks are also expected to continue to work to coordinate their liquidity supply arrangements in order to mitigate market conditions. The Group has been, and continues to be, actively involved in working with the various regulatory policy makers and central banks to assist the development of an appropriate future liquidity regime which takes into account both national considerations and the integrated cross-border approach to the management of liquidity risk within integrated banking groups such as the Group.

Market risk

Market risk is defined as the risk of loss resulting from adverse changes in risk factors such as interest rates, foreign currency and equity prices, together with related factors such as market volatilities.

The Group is exposed to market risk because of positions held in its trading portfolios as well as its non-trading business including the Group's treasury operations.

There are two sources of market risk for the Group:

- Trading: the principal risk factors for the Group are interest rates, credit spreads, equity prices and foreign exchange.

  The primary focus of the Group's trading activities is client facilitation – providing products to the Group's client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions.

  Financial instruments held in the Group's trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

  For a discussion of the Group's accounting policies for, and information with respect to, its exposures to derivative financial instruments, see Accounting policies and Note 13 on the accounts.

- Non-trading: the principal market risks arising from the Group's non-trading activities are interest rate risk, currency risk and equity risk.

  Treasury activity and mismatches between the repricing of assets and liabilities in its retail and commercial banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group's investments in overseas subsidiaries, associates and branches.

  The Group's strategic investment in Bank of China, venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk.

  The Group's portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposit and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group's long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

Strategy and process

GEMC approves the Group's trading book market risk appetite, expressed in value-at-risk (VaR) and stress testing limits. These limits are delegated to individual trading businesses within the Group. The Board, GEMC and GRC review monthly reports, which provide summary information on VaR, trading positions and stress tests.

The market risk function is independent of the Group's trading businesses and is responsible for:

- effective application and compliance with the Group's Market Risk Policy Statement (MRPS), aligning the market risk taken by the Group with the risk limits set by GEMC;
- identification, measurement, monitoring, analysis and reporting of the market risk generated by the various businesses; and
- determination of appropriate policies and methodologies to measure and control market risk.

Market risk measurement methodology

The Group uses a number of approaches to measure market risk in its trading and treasury portfolios. These approaches include:

(i) VaR

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one trading day and a confidence level of 95%. The Group also calculates VaR at a confidence interval of 99% and a time horizon of ten trading days for the purposes of calculating trading book market risk capital.

The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group's method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous 500 trading days of market data.

The Group calculates both general market risk (i.e. the risk due to movement in general market benchmarks) and idiosyncratic market risk (i.e. the risk due to movements in the value of securities by reference to specific issuers) using its VaR models.

The Group's VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

- Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

- VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

- VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Further controls are in place to limit the Group's intra-day exposure, such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. The Group undertakes stress testing to identify the potential for losses in excess of the VaR.

The VaR for the Group's trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2007				2006			
Excluding ABN AMRO	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	11.7	9.6	17.6	7.6	8.7	10.2	15.0	5.7
Credit spread	17.7	37.9	44.0	12.6	13.2	14.1	15.7	10.4
Currency	2.6	2.6	6.9	1.1	2.2	2.5	3.5	1.0
Equity	2.4	1.9	6.8	1.4	1.1	1.6	4.4	0.5
Commodity	0.2	0.1	1.6	—	0.2	—	1.1	—
Diversification		(12.4)				(12.8)		
Total trading VaR	20.3	39.7	45.5	13.2	14.2	15.6	18.9	10.4

	2007			
Including ABN AMRO	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	12.5	15.0	21.8	7.6
Credit spread	18.8	41.9	45.2	12.6
Currency	2.6	3.0	6.9	1.1
Equity	5.4	14.0	22.0	1.4
Commodity	0.2	0.5	1.6	—
Diversification		(28.7)		
Total trading VaR	21.6	45.7	50.1	13.2

Backtesting

The Group undertakes a programme of daily backtesting, which compares the actual profit or loss realised in trading activity to the VaR estimation. The results of the backtesting process are one of the methods by which the Group monitors the ongoing suitability of its VaR model. Backtesting exceptions are those instances when a realised loss exceeds the predicted VaR. At the 99% confidence level, no more than one backtesting exception is expected every 100 trading days. The Group experienced three backtesting exceptions at the consolidated Group level during 2007.

The Group's trading activities are carried out principally by Global Banking & Markets. The chart below depicts the number of days on which Global Banking & Markets' trading income fell within stated ranges.


Number of trading days
25
20
15
10
5
0
< (20)
(20) > < (18)
(18) > < (16)
(16) > < (14)
(14) > < (12)
(12) > < (10)
(10) > < (8)
(8) > < (6)
(6) > < (4)
(4) > < (2)
(2) > < 0
0 > < 2
2 > < 4
4 > < 6
6 > < 8
8 > < 10
10 > < 12
12 > < 14
14 > < 16
16 > < 18
18 > < 20
20 > < 22
22 > < 24
24 > < 26
26 > < 28
28 > < 30
30 > < 32
32 > < 34
34 > < 36
36 > < 38
> 38
Trading income (£m)

(ii) Stress testing

Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group's trading portfolios. GEMC approves the high-level market risk stress test limit for the Group.

The Group calculates a range of market risk stress tests each day. The objective of stress testing is to identify the loss that the Group's current portfolio of trading book exposures would generate in plausible but adverse market events. The Group calculates historical stress tests and hypothetical stress tests.

Historical stress tests calculate the loss that would be generated if the market movements that occurred during a historical market event were to be repeated. Hypothetical stress tests calculate the loss that would be generated if a specific set of adverse market movements were to occur.

In addition to the Group-level consolidated market risk stress tests, stress testing is also undertaken at key trading strategy level. Additional stress tests are undertaken for those strategies where the associated market risks are not adequately captured by VaR.

Stress test exposures are discussed with senior management and are reported to GRC, GEMC and the Board. Breaches in the Group's market risk stress testing limit are reported to GRC, GEMC and the Board.

(iii) Position risk and sensitivity analyses

In addition to the VaR and stress testing measures discussed above, the Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Market risk controls

All divisions which incur market risk in the course of their business are required to comply with the requirements of the Group's MRPS. The main risk management tools are delegated authorities, specifically hard limits and discussion triggers.

Limits form part of the dealing authorities and constitute one of the cornerstones of the market risk management framework. Their breach must be followed by appropriate action, as specified in detail in the MRPS. Upon notification of a limit breach, the appropriate body must take either of the following actions:

- instructions can be given to reduce positions so as to bring the Group within the agreed limits, or
- a temporary increase in the limit (for instance, in order to allow orderly unwinding of positions) can be granted, or
- a permanent increase in the limit can be granted.

Treasury

The Group's treasury activities include its money market business and the management of internal funds flow within the Group's businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for the Group's treasury portfolios, which relates mainly to interest rate risk including credit spreads, was £5.5 million at 31 December 2007 (2006 – £1.5 million). During the year the maximum VaR was £6.4 million (2006 – £4.4 million), the minimum £1.3 million (2006 – £0.6 million) and the average £3.7 million (2006 – £2.4 million).

Retail and commercial banking

Non-trading interest rate risk can arise in these activities from a variety of sources, including where assets, liabilities and off-balance sheet instruments have different repricing dates.

Non-trading interest rate risk is calculated in each business on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each business, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group's capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual business balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group's trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within VaR limits approved by GALCO, through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group's treasury functions. The residual risk position is reported to divisional asset and liability committees, GALCO and the Board.

Non-trading interest rate VaR

Non-trading interest rate VaR for the Group's treasury and retail and commercial banking activities, including ABN AMRO on a fully consolidates basis, was £42.9 million at 31 December 2007 (2006 – £40.2 million) with the major exposure being to changes in longer term US dollar interest rates. During the year, the maximum VaR was £53.6 million (2006 – £98.7 million), the minimum £32.9 million (2006 – £40.2 million) and the average £43.2 million (2006 – £76.6 million).

Citizens was the main contributor to overall non-trading interest rate VaR. It invests in portfolios of highly rated and liquid investments, principally mortgage-backed securities issued by US Government-backed entities. This balance sheet management approach is common for US retail banks where mortgages are originated and then sold to Federal agencies for funding through the capital markets.

VaR, like all interest rate risk measures, has limitations when applied to retail banking books and the management of Citizens Financial Group's interest rate exposures involves a number of other interest rate risk measures and related limits. Two measures that are reported both to Citizens ALCO and the Board are:

- The sensitivity of net accrual earnings to a series of parallel movements in interest rates; and

- Economic value of equity ("EVE") sensitivity to a series of parallel movements in interest rates.

The limits applied to these measures are set to parallel movements of +/-1% and +/-2%. The EVE methodology captures deposit re-pricing strategies and the embedded option risks that exist within both the investment portfolio of mortgage-backed securities and the consumer loan portfolio.

EVE is the present value of the cash flows generated by the current balance sheet. EVE sensitivity to a 2% parallel movement upwards and downwards in US interest rates is shown below.

	Percent increase/(decrease) in Citizens EVE	
2007	2% parallel upward movement in US interest rates %	2% parallel downward movement in US interest rates (no negative rates allowed) %
Period end	(6.4)	(9.7)
Maximum	(10.1)	(10.3)
Minimum	(4.5)	(3.0)
Average	(8.0)	(7.6)
2006		
Period end	(9.6)	(7.2)
Maximum	(10.1)	(10.3)
Minimum	(8.4)	(1.9)
Average	(9.4)	(6.0)

For the Group, the other major structural interest rate risk arises from a low interest rate environment, particularly in sterling, sustained for a number of years. In such a scenario, deposit pricing may reach effective floors below which it is not practical to reduce rates further whilst variable rate asset pricing continues to decline. A sustained low rate scenario would also generate progressively reduced income from the medium and long term hedging of non-interest bearing liabilities.

Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group's or the subsidiary's regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging instruments.

Equity classification of foreign currency denominated preference share issuances requires that these shares be held on the balance sheet at historic cost. Consequently, these share issuances have the effect of increasing the Group's structural foreign currency position.

The tables below set out the Group's structural foreign currency exposures.

2007	Net investments in foreign operations £m	Net investment hedges £m	Structural foreign currency exposures £m
US dollar	14,819	2,844	11,975
Euro	46,629	41,220	5,409
Swiss franc	910	863	47
Chinese RMB	2,600	1,938	662
Brazilian real	3,755	—	3,755
Other non-sterling	2,995	875	2,120
	71,708	47,740	23,968
2006			
US dollar	15,036	5,278	9,758
Euro	3,059	1,696	1,363
Swiss franc	462	457	5
Chinese RMB	3,013	—	3,013
Other non-sterling	132	107	25
	21,702	7,538	14,164

The exposure in Chinese RMB arises from the Group's strategic investment in Bank of China.

Pension obligation risk
The Group is also exposed to risk from its defined benefit pension schemes. The schemes' assets comprise investment portfolios which are held to meet projected liabilities to the scheme members. Risk arises from the schemes because returns from these portfolios may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes.

Equity risk
Non-trading equity positions can result in changes in the Group's non-trading income and reserves arising from changes in equity prices/income. These movements may crystallise during the course of normal business activities or in stress market conditions.

There are several reasons for retaining equity positions in the Group's non-trading book, including achieving strategic objectives, expected capital gain and supporting venture capital transactions. These investments are carried at fair value with changes in fair value recorded in profit or loss, or in equity.

The types, nature and amounts of exchange-traded exposures, private equity exposures, and other exposures vary significantly. Such exposures may take the form of listed and unlisted equity shares, equity warrants and options, linked equity fund investments, private equity and venture capital investments, preference shares classified as equity and capital stock in the Federal Home Loans Bank and the Federal Reserve Bank.

Insurance risk
The Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to reduce other risk exposures.

Effectively, an insurance contract transfers risk from the policyholder to the insurer, whereby, in return for a premium paid, the insurer indemnifies the policyholder on the occurrence of specified events. Insurance risk arises through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting. Insurance risk is managed in four distinct ways:

- Underwriting and pricing risk
- Claims management risk
- Reinsurance risk
- Reserving risk

Overall, insurance risk is predictable, supported by large volumes of data over time. Uncertainty does exist, especially around predictions, for example, variations in weather. Risk is minimised through the application of documented risk policies, coupled with governance frameworks.

The specific characteristics of each of the risks highlighted above are as follows:

Underwriting and pricing risk: the Group manages underwriting and pricing risk through a wide range of processes which include:

- Underwriting guidelines that detail the class, nature and type of business that may be accepted;
- Pricing policies which are set by senior management;
- Centralised control of policy wordings and any subsequent changes.

Claims management risk: arises if claims are handled or paid inappropriately. Claims are managed using a range of IT system controls and manual processes conducted by experienced staff. These, together with a range of detailed policies and procedures, ensure that claims are handled in a timely, appropriate and accurate manner. The processes include controls to avoid claims staff handling or paying claims beyond their level of authority, as well as controls to avoid paying invalid claims. Loss adjustors are used to handle certain claims to conclusion.

Reinsurance risk: the following types of reinsurance are used to protect against the impact of major catastrophic events or unforeseen volumes of (or adverse trends in) large individual claims and to transfer risk that is outside the Group's current risk appetite. Reinsurance of risks above the Group's risk appetite is only effective if the reinsurance premium payable makes economic sense and the counterparty is financially secure. Before entering a contract with a new reinsurer, it must satisfy the Credit Risk Approval process that uses information derived internally and from security ratings agencies. Acceptable reinsurers are rated at A- or better unless specifically authorised by the RBS Insurance Group Board.

- Excess of loss 'per individual risk' reinsurance to protect against significantly large individual losses.

- Excess of loss catastrophic 'event' reinsurance to protect against major events, for example, windstorms or floods.

- Quota share reinsurance to protect against unforeseen adverse trends, where the reinsurer takes an agreed percentage of premiums and claims.

Other forms of reinsurance may also be utilised, subject to approval by senior management.

Reserving risk: arises when reserves are assessed incorrectly, so that insufficient funds are retained to pay (or handle) claims as they fall due either for claims which have already occurred in relation to the claims reserves (including claims handling expense reserves) or will occur in future periods of insurance (in relation to the premium reserves). The Group holds undiscounted claims reserves (including reserves to cover claims which have been incurred but not reported (IBNR reserves)) for all classes at a sufficient level to meet all liabilities as they fall due, having regard to actuarial estimates and the volatility observed and expected in the claims in each class. Group policy ensures that the net unearned premium reserves are adequate to meet the expected cost of claims and associated expenses in relation to the exposure after the balance sheet date. To the extent that the unearned premium reserves, net of reinsurance and deferred acquisition costs are inadequate, a liability adequacy provision will be held.

The Group's policy is to hold appropriate levels of provisions, typically in excess of the actuarial best estimate, for the major classes of business.

Frequency and severity of specific risks and sources of uncertainty

The Group's focus in its insurance operation is on high volume and relatively straightforward products, for example home and motor. This facilitates the generation of comprehensive underwriting and claims data, which are used to accurately price and monitor the risks accepted. This attention to data analysis is reinforced by tight controls on costs and claims handling procedures.

Most general insurance contracts are written on an annual basis, which means that the Group's liability extends for a twelve month period, after which the Group is entitled to decline or renew or can impose renewal terms by amending the premium, terms and/or conditions.

Uncertainty regarding possible frequency and severity of claims arise as follows:

a) Motor insurance contracts (private and commercial) claims experience varies, but the principal factors include age, gender and driving experience, together with the type of vehicle and location.

b) Property insurance contracts (residential and commercial). short-term uncertainty is mainly driven by weather conditions. Over a longer period, the strength of the economy is also a factor.

c) Other commercial insurance contracts: claims may arise from business interruption and loss arising from the negligence of the insured (liability insurance). Business interruption losses come from the loss of income, revenue and/or profit as a result of property damage claims. Liability insurance includes employers liability and public/products liability.

Fluctuations in the social, economic and legislative climate are a source of uncertainty in the Group's general liability account, and in particular court judgements and legislation, significant events (for example terrorist attacks), any emerging new heads of damage and types of claim that are not envisaged when the policy is written.

Life business

The three regulated life companies of the Group, National Westminster Life Assurance Limited, Royal Scottish Assurance plc and Direct Line Life Insurance Company Limited, are required to meet minimum capital requirements at all times under the Financial Service Authority's Prudential Sourcebook.

The capital resources covering the regulatory requirement are not transferable to other areas of the Group. To ensure that the capital requirement is satisfied at all times, each company holds a voluntary buffer above the regulatory minimum.

The Group is not exposed to price, currency, credit, or interest risk on unit linked life contracts but it is exposed to variation in management fees. A decrease of 10% in the value of the assets would reduce the asset management fees by £2 million per annum (2006 – £5 million). The Group also writes insurance contracts with minimum guaranteed death benefits that expose it to the risk that declines in the value of underlying investments may increase the Group's net exposure to death risk.

Operational risk

Operational risks are inherent in the Group's business. Operational risk losses occur as the result of fraud, human error, missing or inadequately designed processes, failed systems, damage to physical assets, improper behaviour or from external events.

To ensure appropriate responsibility is allocated for the management, reporting and escalation of operational risk, the Group operates a three lines of defence model which outlines principles for the roles, responsibilities and accountabilities for operational risk management:

- The first line of defence is the business line management. This is where the primary responsibility resides for the identification, management and mitigation of the risks associated with the products and processes of the business. This accountability includes regular testing and certification of the adequacy and effectiveness of controls and compliance with Group Policies including the Group's Operational Risk Policy and Principles ("ORPP").

- The second line of defence is the Operational Risk community. The Group Operational Risk department is responsible for the design and ownership of the ORPP. The ORPP provides the principles and minimum standards for delivering effective operational risk management. It incorporates key processes including risk and control assessment, scenario analysis, loss data collection, new product approval process, key risk indicators, notifiable events process, and the self certification process. Implementation of the ORPP is facilitated and overseen by Divisional Operational Risk teams who provide expert support and advice as well as oversight and challenge to business line management.

- The third line of defence is audit. Group Internal Audit is responsible for assessing compliance with the ORPP and for providing independent evaluation of the adequacy and effectiveness of the risk and control framework.

Basel II introduces for the first time, a specific capital charge for operational risk. From launch in 2008, the Group will initially apply the Standardised Approach.

Regulatory risk and supervision
The approach to regulatory risk has three distinct elements:

- Review of potential changes in regulation to ensure the Group addresses the risks arising from such changes and implement them appropriately.

- Monitoring of compliance with existing rules and regulations and mitigating the consequences of any inadvertent non-compliance.

- Management of effective relationships with regulators to ensure open two-way communication.

The Group and its subsidiaries are fully engaged with regulatory authorities in all the jurisdictions in which they operate, in response to regulators' on-going supervisory requirements.

Under a Group-wide framework of high-level policies, regulatory risk is managed by developing, maintaining and implementing local policies and systems to ensure effective compliance. The Group's operating processes are designed so as to meet all regulatory and legal requirements in all jurisdictions that the Group operates in.

The Group works with domestic and international trade associations, and proactively engages with regulators, especially the UK Financial Services Authority (FSA), as well as with other influential stakeholders such as the Basel Committee, the Committee of European Banking Supervisors and the EU Commission, to gain an appropriate understanding of planned changes and to contribute to regulatory policy formulation.

Following the acquisition of ABN AMRO, the Group operates in over 50 countries.

In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

The Group has co-operated fully with various regulatory reviews of the operation of retail banking and consumer credit industries in the UK and elsewhere.

These include the reviews by the Competition Commission and the FSA into payment protection insurance, the OFT's reviews of undertakings given following the Competition Commission inquiry in 2002 into the provision of banking services to SMEs. The OFT is also inquiring into credit and debit card interchange fees and has decided to undertake a fact find into unauthorised overdraft fees. In the EU, the European Commission is inquiring into MasterCard cross border interchange fees and has announced that its inquiry into retail banking has identified barriers to competition in certain areas of retail banking, payment systems and cards.

As previously disclosed by ABN AMRO, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO's dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters. ABN AMRO has cooperated and continues to cooperate fully with the investigation. Prior to the acquisition by the Group, ABN AMRO had reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation by way of a Deferred Prosecution Agreement in return for a settlement payment by ABN AMRO of US$500 million (which amount was accrued by ABN AMRO in its interim financial statements for the six months ended 30 June 2007). Negotiations are continuing to enable a written agreement to be concluded.

Certain of the Group's subsidiaries have received requests for information from various U.S. governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

The outcome of these reviews is outside the Group's control and it is not possible to predict the effect, if any, on the Group's operations of future changes in regulatory actions and policies.

Governance

Board of directors and secretary

1



2



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9



Chairman
1. Sir Tom McKillop (age 64)
C, N, R
Appointed to the Board as Deputy Chairman in September 2005, Sir Tom is a non-executive director of BP p.l.c., and president of the Science Council. He was formerly chief executive of AstraZeneca PLC, and was previously president of the European Federation of Pharmaceutical Industries and Associations and chairman of the British Pharma Group. He is a trustee of the Council for Industry and Higher Education.

Executive directors
Group Chief Executive
2. Sir Fred Goodwin (age 49)
DUniv, FCIBS, FCIB, FIB, LLD
C
Appointed to the Board in August 1998, Sir Fred is a Chartered Accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince's Trust, a non-executive director of Bank of China Limited and a former president of the Chartered Institute of Bankers in Scotland.

Group Finance Director
3. Guy Whittaker (age 51)
C
Appointed to the Board in February 2006, Guy Whittaker joined RBS after spending 25 years with Citigroup. He was formerly the Group treasurer based in New York and prior to that had held a number of management positions within the financial markets business based in London.

Chief Executive, Corporate Markets
4. Johnny Cameron (age 53) FCIBS
Appointed to the Board in March 2006, Johnny Cameron joined RBS from Dresdner Kleinwort Benson in 1998. In 2000, he was appointed Deputy Chief Executive of Corporate Banking & Financial Markets (CBFM) with responsibility for the integration of the NatWest and RBS Corporate Banking businesses. In October 2001 he was appointed Chief Executive CBFM, subsequently renamed Corporate Markets in January 2006.

Chairman, RBS America and Citizens Financial Group, Inc
5. Lawrence Fish (age 63)
Appointed to the Board in January 1993, Lawrence Fish is an American national. He is a career banker and was previously a director of the Federal Reserve Bank of Boston. He is a an incorporator of the Massachusetts Institute of Technology (MIT), a trustee of The Brookings Institution, and a director of Textron Inc. and numerous community organisations in the USA.

Chairman, Managing Board, ABN AMRO
6. Mark Fisher (age 47) FCIBS
Appointed to the Board in March 2006, Mark Fisher is a career banker having joined National Westminster Bank Plc in 1981. In 2000, he was appointed Chief Executive, Manufacturing with various responsibilities including the integration of RBS and NatWest systems platforms. Mark Fisher is Chief Executive Officer of ABN AMRO and was appointed as Chairman of the Managing Board in November 2007.

Chief Executive, Retail Markets
7. Gordon Pell (age 58) FCIBS, FCIB
Appointed to the Board in March 2000, Gordon Pell was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming Chief Executive, Retail Banking. He is also a director of Race for Opportunity and a member of the FSA Practitioner Panel. He was appointed chairman of the Business Commission on Racial Equality in the Workplace in July 2006 and deputy chairman of the Board of the British Bankers Association in September 2007.

Non-executive directors
8. Colin Buchan* (age 53)
A, C, R
Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg, and was the former chairman of UBS Securities Canada Inc. He is a director of Standard Life plc, Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited and World Mining Investment Company Limited.

9. Jim Currie* (age 66) D.Litt
R
Appointed to the Board in November 2001, Jim Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU's environmental policy and director general for Customs and Excise and Indirect Taxation. He is currently a director of Total Upstream UK Limited, The Met Office and Vimetco N.V. as well as an international adviser to Eversheds.

10


11


12


13


14


15


16


17


18


10. Bill Friedrich* (age 59)
A
Appointed to the Board in March 2006, Bill Friedrich is the former deputy chief executive of BG Group plc. He previously served as general counsel for British Gas plc and is a former partner of Shearman & Sterling where he practised as a general corporate lawyer working for several of the world's leading financial institutions.

11. Archie Hunter* (age 64)
A (Chairman), C, N
Appointed to the Board in September 2004, Archie Hunter is a Chartered Accountant. He was Scottish senior partner of KPMG between 1992 and 1999 and president of The Institute of Chartered Accountants of Scotland in 1997/1998. He has extensive professional experience in the UK and North and South America. He is currently chairman of Macfarlane Group plc, a director of Edinburgh US Tracker Trust plc and a governor of the Beatson Institute for Cancer Research.

12. Charles 'Bud' Koch (age 61)
Appointed to the Board in September 2004, Bud Koch is an American national. He has extensive professional experience in the USA and is immediate past chairman of the board of John Carroll University and a trustee of Case Western Reserve University. He was chairman, president and chief executive officer of Charter One Financial, Inc. and its wholly owned subsidiary, Charter One Bank, N.A. between 1973 and 2004. He is also a director of Assurant, Inc and a public interest director of the Federal Home Loan Bank of Cincinnati.

13. Janis Kong* (age 57) OBE, DUniv
R
Appointed to the Board in January 2006, Janis Kong was formerly executive chairman of Heathrow Airport Limited, chairman of Heathrow Express Limited and a director of BAA plc. She is currently a non-executive director of Kingfisher plc and Portmeirion Group plc. She is also chairman of Forum for the Future and a member of the board of Visit Britain.

14. Joe MacHale* (age 56)
A
Appointed to the Board in September 2004, Joe MacHale is currently the senior independent director and chairman of the audit committee of Morgan Crucible plc, a non-executive director and chairman of the remuneration committee of Brit Insurance Holdings plc, and a trustee of MacMillan Cancer Support. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region.

15. Sir Steve Robson* (age 64)
A
Appointed to the Board in July 2001, Sir Steve is a former senior UK civil servant, who had responsibility for a wide variety of Treasury matters. His early career included the post of private secretary to the Chancellor of the Exchequer and secondment to ICFC (now 3i). He was also a second permanent secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of JP Morgan Cazenove Holdings, Xstrata Plc, The Financial Reporting Council Limited and Partnerships UK plc, and a member of the Chairman's Advisory Committee of KPMG.

16. Bob Scott* (age 66) CBE, FCIBS
C, N, R (Chairman)
Appointed to the Board in January 2001, Bob Scott is an Australian national. He is the senior independent director. He has many years' experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc (now Aviva plc) and former chairman of the board of the Association of British Insurers. He is currently chairman of Yell Group plc and a non-executive director of Swiss Reinsurance Company and Jardine Lloyd Thompson Group plc. He is also a trustee of the Crimestoppers Trust, an adviser to Duke Street Capital Private Equity and a board member of Pension Insurance Corporation Holdings LLP.

17. Peter Sutherland* (age 61) KCMG
C, N, R
Appointed to the Board in January 2001, Peter Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European Commissioner responsible for competition policy. He is chairman of BP p.l.c. and Goldman Sachs International. He was formerly chairman of Allied Irish Bank and director general of GATT and its successor, the World Trade Organisation.

Group Secretary and General Counsel
18. Miller McLean (age 58)
FCIBS, FIB
C
Miller McLean was appointed Group Secretary in August 1994. He is a trustee of the Industry and Parliament Trust, non-executive chairman of The Whitehall and Industry Group, director of The Scottish Parliament and Business Exchange and president of the Chartered Institute of Bankers in Scotland.

A member of the Audit Committee
C member of the Chairman's Advisory Group
N member of the Nominations Committee
R member of the Remuneration Committee
* independent non-executive director

Governance

Report of the directors

The directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2007.

Profit and dividends

The profit attributable to the ordinary shareholders of the company for the year ended 31 December 2007 amounted to £7,303 million compared with £6,202 million for the year ended 31 December 2006, as set out in the consolidated income statement on page 120.

An interim dividend of 10.1p per ordinary share was paid on 5 October 2007 totalling £953 million (2006 – £771 million). The directors now recommend that, subject to approval at the Annual General Meeting, a final dividend of 23.1p per ordinary share totalling £2.3 billion (2006 – £2.1 billion) be paid on 6 June 2008 to members on the register at the close of business on 7 March 2008.

Business review

Activities

The company is a holding company owning the entire issued ordinary share capital of The Royal Bank of Scotland, the principal direct operating subsidiary undertaking of the company. The "Group" comprises the company and all its subsidiary and associated undertakings, including The Royal Bank of Scotland and NatWest. Details of the principal subsidiary undertakings of the company are shown in Note 16 on the accounts.

The Group is engaged principally in providing a wide range of banking, insurance and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions and the competitive markets in which they operate, is contained on pages 30 to 32 of the Business review.

Risk factors

The Group's future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Details of the principal risk factors the Group faces are given on pages 32 and 33 of the Business review.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group's critical accounting policies and key sources of accounting judgements are included in the Accounting policies on pages 131 to 138.

The Group's approach to risk management, including its financial risk management objectives and policies and information on the Group's exposure to price, credit, liquidity and cash flow risk is discussed in Note 31 on the accounts.

Financial performance

A review of the Group's performance during the year ended 31 December 2007, including details of each division, and the Group's financial position as at that date is contained in the Business review on pages 34 to 69.

Business developments

In October 2007, RFS Holdings B.V. ("RFS Holdings"), a company jointly owned by the company, Fortis N.V., Fortis SA/NV and Banco Santander S.A. (the "Consortium Banks") and controlled by the company, completed the acquisition of ABN AMRO Holding N.V. ("ABN AMRO").

In due course, RFS Holdings will implement an orderly separation of the business units of ABN AMRO with the company retaining the following ABN AMRO business units:

- Continuing businesses of Business Unit North America;
- Business Unit Global Clients and wholesale clients in the Netherlands (including former Dutch wholesale clients) and Latin America (excluding Brazil);
- Business Unit Asia (excluding Saudi Hollandi); and
- Business Unit Europe (excluding Antonveneta).

Certain other assets will continue to be shared by the Consortium Banks.

Employees

As at 31 December 2007, the Group employed over 226,000 employees (full-time equivalent basis) throughout the world including almost 90,000 employees in ABN AMRO. Details of employee related costs are included in Note 2 on the accounts on page 140.

Employee recruitment

Across the Group worldwide, over 30,000 employees are recruited at different levels every year. The Group utilises a wide range of recruitment channels including its in-house search function, external executive search suppliers, general advertising, an open internal jobs market, talent reviews and detailed succession planning to ensure that the recruitment and development of its employees is fully aligned to its organisational requirements.

Employee reward

The Group recognises that its continuing success is closely linked to the performance, skills and individual commitment of its employees.

The Group aims to attract and retain the most talented people. To stay ahead of the market, salaries are routinely compared with those paid for similar roles by competitors, and individual performance is recognised and rewarded.

The Group offers a comprehensive remuneration and benefits package, Total Reward, to all employees. Total Reward is externally recognised as offering one of the most innovative and flexible remuneration and benefits programmes in the financial services sector.

Within this package, RBSelect, the Group's benefits choice programme, aims to provide employees with a wide range of benefits to choose from that suits their needs and lifestyle. Its aim is to make sure there are choices to suit everyone right across the Group, and during 2007 this approach was extended to a number of non-UK employees.

Employees also participate in bonus incentive plans specific to their business and share in the Group's ongoing success through the Profit Share, Buy As You Earn and Sharesave schemes, which align their interests with those of shareholders.

Employee learning and development

The Group maintains a strong commitment to creating and providing learning opportunities for all its employees through a variety of personal development and training programmes and learning networks. The Group's employees are encouraged to volunteer to work with its community partners. The Group continues to invest in leadership and management development which is consistent with its objective of being the employer of choice: attracting, rewarding and retaining the very best talent.

Many of the Group's development programmes are delivered at the RBS Business School based on the Gogarburn Campus.

Employee communication

Employee engagement is encouraged through a range of communication channels, at both a divisional and Group level. These channels provide access to news and information in a number of ways, including the intranet, magazines, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior Group executives regularly communicate with employees through 'Question Time' style programmes, broadcast on the Group's internal television network.

Employee consultation

Each year, all employees are invited to complete the global Employee Opinion Survey. The survey is confidential and independently managed by Towers-Perrin Independent Survey Research (TP-ISR). The survey provides a channel for employees to express their views and opinions about the Group on a range of key issues.

In 2007, the response rate was 90%. This is the highest it has ever been, and 20% higher than the financial services norm. This represents over 129,000 employees participating in the survey across 36 countries and in nine languages. Online coverage of the survey increased to 95% globally.

The Group outperformed the 'global financial services norm' in every one of the 15 categories for the third year in succession. The survey results are presented to the Board and at divisional and team levels. Action plans are developed to address any issues identified.

The Group recognises employer representative organisations such as trade unions and work councils in a number of businesses and countries. The Group has a European Employee Communication Council that provides elected representatives with an opportunity to better understand the impact on its European operations.

Diversity

The Group's Managing Diversity policy sets a framework for broadening the Group's talent base, achieving the highest levels of performance and enabling all employees to reach their full potential irrespective of age, disability, gender, marital status, political opinion, race, religious belief or sexual orientation.

The Group is also committed to ensuring that all prospective applicants for employment are treated fairly and equitably throughout the recruitment process. Its comprehensive resourcing standards cover the attraction and retention of individuals with disabilities. Reasonable adjustments are provided to support applicants in the recruitment process where these are required. The Group provides reasonable workplace adjustments for new entrants into the Group and for existing employees who become disabled during their employment.

Health, safety, wellbeing and security

The health, safety, wellbeing and security of employees and customers continues to be a priority for the Group. Regular reviews are undertaken of both policies and processes to ensure compliance with current legislation and best practice. The Group focus is on ensuring that these policies are closely linked to the operational needs of the business. Health and safety standards within high risk areas and activities have been reviewed and action taken to further improve performance.

During 2007, the development of global health, safety and wellbeing arrangements has been a key priority, to ensure equitable standards of health and safety for all Group employees. The Employee Assistance Programme, which provides advice on a range of personal and work related matters, has been further enhanced and the coverage extended during the year.

Pre-employment screening

The Group has a comprehensive pre-employment screening policy to guard against possible infiltration and employee-related fraud. In addition to existing workplace security measures, all people engaged in the Group are screened prior to commencing employment.

Code of ethics

The Group has a code of ethics applicable to all employees in every country of its operations and is available in eleven languages.

Corporate responsibility

Business excellence requires that the Group meets changing customer, shareholder, investor, employee and supplier expectations. The Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

In 2007, the Group undertook a survey to identify and prioritise the issues that stakeholders care about in relation to the financial services sector. This allows the Group to focus corporate responsibility activities on issues which matter most to stakeholders. Financial crime and corruption is the primary focus, followed by consumer banking issues, employee practices, direct environmental impact, community investment, global lending and project finance, financial inclusion and capability and support for small businesses. The Group takes all these responsibilities seriously, continually monitoring and managing them through policies and practices across the Group. The Board regularly considers corporate responsibility issues and receives a formal report on these each year.

Further details of the Group's corporate responsibility policies will be contained in the 2007 Corporate Responsibility Report.

Going concern

The directors are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the 'going concern' basis for preparing the accounts.

Corporate governance

The company is committed to high standards of corporate governance. Details are given on pages 99 to 104.

Ordinary share capital

In May 2007, the company capitalised £1,576 million of its share premium account by way of a bonus issue of two new ordinary shares of 25p each for every one ordinary share held by shareholders at close of business on 4 May 2007. As of 8 May 2007, the authorised ordinary share capital of the company increased by £1,609 million (6,434,972,616 ordinary shares of 25p each) and the allotted, called-up and fully paid ordinary share capital increased by £1,576 million (6,304,298,670 ordinary shares of 25p each).

During the year, the ordinary share capital was also increased by 530.6 million ordinary shares issued to former ABN AMRO shareholders and 19.1 million ordinary shares allotted as a result of the exercise of options under the company's share schemes.

Details of the authorised and issued ordinary share capital at 31 December 2007 are shown in Note 26 on the accounts.

Preference share capital

Details of issues and redemptions of preference shares during the year and the authorised and issued preference share capital at 31 December 2007 are shown in Note 26 on the accounts.

Authority to repurchase shares

At the Annual General Meeting in 2007, shareholders renewed the authority for the company to make market purchases of up to 958,712,195 ordinary shares. The directors have not exercised this authority to date. Shareholders will be asked to renew this authority at the Annual General Meeting in April 2008.

Additional information

Where not provided previously in the Report of the directors, the following provides the additional information required to be disclosed by Part 7 of the Companies Act 1985 as amended.

Details of the ordinary and preference share capital are provided in Note 26 on the accounts on pages 177 to 179. The rights and obligations attaching to the company's ordinary shares and preference shares are set out in the company's Articles of Association, copies of which can be obtained from Companies House in the UK or by writing to the Group Secretary and General Counsel.

On a show of hands at a general meeting of the company every holder of ordinary shares and cumulative preference shares present in person or by proxy and entitled to vote shall have one vote. On a poll, every holder of ordinary shares present in person or by proxy and entitled to vote shall have one vote for every share held. On a poll, holders of cumulative preference shares present in person or by proxy and entitled to vote shall have four votes for every share held. The Notice of the Annual General Meeting specifies the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the general meeting.

The cumulative preference shares represent less than 0.04% of the total voting rights of the company, the remaining being represented by the ordinary shares.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). Pursuant to the Listing Rules of the Financial Services Authority certain employees of the company require the approval of the company to deal in the company's shares.

A number of the company's share plans include restrictions on transfers of shares while the shares are subject to the plans, in particular the Employee Share Ownership Plan.

The rights and obligations of holders of non-cumulative preference shares are set out in Note 26 on the accounts on page 179.

The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company.

Under the rules of certain employee share plans, eligible employees are entitled to acquire shares in the company, and shares are held in trust for participants by The Royal Bank of Scotland and Ulster Bank Dublin Trust Company as Trustees. Voting rights are exercised by the Trustees on receipt of participants' instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

The Royal Bank of Scotland Group plc 2001 Employee Share Trust and The Royal Bank of Scotland plc 1992 Employee Share Trust are used to hold shares on behalf of the Group's executive share plans. The voting rights are exercisable by the Trustees, however, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer for the company in a takeover bid situation.

The rules governing the appointment of directors is set out in the Corporate Governance Report on page 99. The company's Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. In addition, a number of executive directors' service agreements may be affected on a change of control. All of the company's employee share plans contain provisions relating to a change of control. Outstanding awards and options may vest and become exercisable on change of control, subject where appropriate to the satisfaction of any performance conditions at that time and pro-rating of awards. In the context of the company as a whole, these agreements are not considered to be significant.

Directors

The names and brief biographical details of the directors are shown on pages 92 and 93. All directors served throughout the year and to the date of signing of the financial statements.

Larry Fish became non-executive Chairman, RBS America and Citizens Financial Group, Inc. with effect from 1 January 2008. On 1 May 2008, he will become a non-executive director of the company and will continue in the role of non-executive Chairman, RBS America and Citizens Financial Group, Inc.

Colin Buchan, Jim Currie, Janis Kong, Sir Tom McKillop, Sir Steve Robson and Guy Whittaker will retire and offer themselves for re-election at the company's Annual General Meeting on 23 April 2008.

Details of the service agreement for Guy Whittaker are set out on pages 108 and 109. No other director seeking election or re-election has a service agreement.

Directors' interests

The interests of the directors in the shares of the company at 31 December 2007 are shown on page 115. None of the directors held an interest in the loan capital of the company or in the shares and loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2007 to 27 February 2008.

Directors' indemnities

In terms of section 236 of the Companies Act 2006, the directors of the company, members of the Group Executive Management Committee and Approved Persons of the Group (under the Financial Services and Markets Act 2000) have been granted Qualifying Third Party Indemnity Provisions by the company.

In terms of section 236 of the Companies Act 2006, Qualifying Pension Scheme Indemnity Provisions ('QPSIP') have been issued by the company to a number of pension trustees/directors of in-house corporate trustees of the Group's pension schemes. The intention is to issue QPSIPs to all pension trustees of the Group's pension schemes during 2008.

Directors' disclosure to auditors

Each of the directors at the date of approval of this report confirms that:

(a) so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and

(b) the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 234ZA of the Companies Act 1985.

Shareholdings

The table below shows the shareholders that have notified us that they hold more than 3% of the voting rights in the undernoted classes of shares.

	Number of shares	% held
Ordinary shares:		
Legal & General Group plc	504,686,799	5.04
11% cumulative preference shares:		
Guardian Royal Exchange Assurance plc	129,830	25.97
Windsor Life Assurance Company Limited	51,510	10.30
Mr S. J. and Mrs J. A. Cockburn	15,520	3.10
Mr Stephen J Cockburn	15,290	3.06
Cleaning Tokens Limited	25,500	5.10

	Number of shares	% held
5½% cumulative preference shares:		
Mr P S and Mrs J M Allen;		
Miss C L Allen, and Miss J C Allen	451,796	28.23
Commercial Union Assurance plc	91,429	22.86
Bassett-Patrick Securities Limited*	46,255	11.56
E M Behrens Charitable Trust	20,000	5.00
Mrs Gina Wild	19,800	4.95
Trustees of The Stephen Cockburn Limited Pension Scheme	19,879	4.97
Miss Elizabeth Hill	16,124	4.03
Mr W. T. Hardison Jr.	13,532	3.38

*Notification has been received on behalf of Mr A. W. R. Medlock and Mrs H. M. Medlock that they each have an interest in the holding of 5½% cumulative preference shares registered in the name of Bassett-Patrick Securities Limited noted above and that there are further holdings of 5,300 and 5,000 shares, respectively, of that class registered in each of their names.

Charitable contributions

In 2007 the contribution to the Group's Community Investment programmes was £57.7 million (2006 – £58.6 million). The total amount given for charitable purposes by the company and its subsidiary undertakings during the year ended 31 December 2007 was £32.1 million (2006 – £25.4 million).

Political donations

At the Annual General Meeting in 2006, shareholders gave authority for the company to make political donations and incur political expenditure up to a maximum aggregate sum of £500,000 as a precautionary measure in light of the wide definitions in The Political Parties, Elections and Referendums Act 2000, for a period of four years. These authorities have not been used.

No political donations were made during the year and it is not proposed that the Group's longstanding policy of not making contributions to any political party be changed.

Policy and practice on payment of creditors

The Group is committed to maintaining a sound commercial relationship with its suppliers. Consequently, it is the Group's policy to negotiate and agree terms and conditions with its suppliers, which includes the giving of an undertaking to pay suppliers within 30 days of receipt of a correctly prepared invoice submitted in accordance with the terms of the contract or such other payment period as may be agreed.

At 31 December 2007, the Group's trade creditors represented 30 days (2006 – 28 days) of amounts invoiced by suppliers.

Auditors

The auditors, Deloitte & Touche LLP, have indicated their willingness to continue in office. A resolution to re-appoint Deloitte & Touche LLP as the company's auditor will be proposed at the forthcoming Annual General Meeting.

By order of the Board.

Miller McLean
Secretary
27 February 2008

The Royal Bank of Scotland Group plc
is registered in Scotland No. 45551.

Corporate governance

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2007, the company has complied with all of the provisions of the revised Combined Code issued by the Financial Reporting Council in June 2006 (the "Code") except in relation to the authority reserved to the Board to make the final determination of the remuneration of the executive directors, which is explained in the paragraph headed 'Remuneration Committee'.

The company has also complied with the Smith Guidance on Audit Committees in all material respects.

Under the US Sarbanes-Oxley Act of 2002 (the "Act"), specific standards of corporate governance and business and financial disclosures apply to companies with securities registered in the US. The company complies with all applicable sections of the Act.

The New York Stock Exchange

As a foreign issuer with American Depositary Shares ("ADS") representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange ("NYSE"), the company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE's corporate governance listing standards. In addition, the company must comply fully with the provisions of the listing standards that relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the relevant rules concerning audit committees of the US Securities Exchange Act of 1934.

The company has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE's corporate governance listing practices, with the exception of the following. The Nominations Committee is chaired by the Chairman of the Board, who may not be currently considered independent under the UK Combined Code, and the Chairman of the Board is a member of the Remuneration Committee, both of which are permitted by the UK Combined Code (since the Chairman was considered independent on appointment). The company's Audit, Nomination and Remuneration Committees are otherwise composed solely of non-executive directors deemed by the Board to be independent. The NYSE's corporate governance listing standards also require that a compensation committee has direct responsibility to review and approve Group Chief Executive remuneration. The Board, rather than the Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Group Chief Executive, which is explained on page 101 in the paragraph headed 'Remuneration Committee'.

The Group Audit Committee complies with the provisions of the NYSE's corporate governance listing standards that relate to the composition, responsibilities and operation of audit committees. In May 2007, the company submitted its required annual written affirmation to the NYSE confirming its full compliance with those and other applicable provisions. In addition, following the listing of ADS representing common shares on the NYSE, an interim written affirmation was required and was filed in October 2007. More detailed information about the Audit Committee and its work during 2007 is set out in the Audit Committee's Report on pages 103 and 104.

Board of directors

The Board is the principal decision-making forum for the company. It has overall responsibility for leading and controlling the company and is accountable to shareholders for financial and operational performance. The Board approves Group strategy and monitors performance. The Board has adopted a formal schedule of matters detailing key aspects of the company's affairs reserved to it for its decision. This schedule is reviewed annually.

The roles of the Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all non-executive and executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated by the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

All directors participate in discussing strategy, performance and the financial and risk management of the company. Meetings of the Board are structured to allow open discussion.

There were nine scheduled Board meetings during 2007. The directors were supplied with comprehensive papers in advance of each Board meeting covering the Group's principal business activities. Members of executive management attend and make regular presentations at meetings of the Board. In addition to scheduled meetings, 20 ad hoc Board meetings and Chairman's Committee meetings were held during 2007 to consider the acquisition of ABN AMRO. These meetings were attended by the majority of directors.

The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as directors of the company.

Board balance and independence

The Board currently comprises the Chairman, six executive directors and ten non-executive directors (with effect from 1 May 2008, and the change in role of Larry Fish to non-executive director of the company, the Board will comprise the Chairman, five executive directors and eleven non-executive directors). The Board functions effectively and efficiently, and is considered to be of an appropriate size in view of the scale of the company and the diversity of its businesses. The directors provide the Group with the knowledge, mix of skills, experience and networks of contacts required. The Board Committees contain directors with a variety of relevant skills and experience so that no undue reliance is placed on any individual.

The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the company's business activities. The names and biographies of all Board members are set out on pages 92 and 93.

The composition of the Board is subject to continuing review and the provisions of the Code will be taken into account in respect of the balance of the Board. The Code requires the Board to determine whether its non-executive members are independent.

The Board comprises nine independent and seven non-independent directors (including executive directors), in addition to the Chairman. Bob Scott has been nominated as the senior independent director.

The Board considers that all non-executive directors are independent for the purposes of the Code, with the exception of Bud Koch who was formerly Chairman, President and Chief Executive Officer of Charter One Financial, Inc. which was acquired by Citizens Financial Group, Inc. in 2004. Larry Fish will not be considered an independent non-executive director from 1 May 2008.

Re-election of directors

At each Annual General Meeting, one third of the directors retire and offer themselves for re-election and each director must stand for re-election at least once every three years. Any non-executive directors who have served for more than nine years will also stand for annual re-election and the Board will consider their independence at that time. The proposed re-election of directors is subject to prior review by the Board.

The names of directors standing for re-election at the 2008 Annual General Meeting are contained on page 97 and further information will be given in the Chairman's letter to shareholders in relation to the company's Annual General Meeting.

Information, induction and professional development

All directors receive accurate, timely and clear information on all relevant matters. All directors have access to the advice and services of the Group Secretary and General Counsel who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. In addition, all directors are able, if necessary, to obtain independent professional advice at the company's expense.

Each new director receives a formal induction on joining the Board, including visits to the Group's major businesses and meetings with directors and senior management. The induction is tailored to the director's specific requirements. Directors are advised of appropriate training and professional development opportunities and undertake the training and professional development they consider necessary in assisting them to carry out their duties as a director.

Performance evaluation

The Board has undertaken a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors.

The performance evaluation of the operation and effectiveness of the Board, the Remuneration Committee and the Nominations Committee was undertaken in the autumn of 2007. This was conducted internally using a detailed questionnaire and individual meetings with each director. Amongst the areas reviewed were the role of the Board, Board composition, Board meetings and processes, Board performance and reporting, external relationships and Board Committees. A separate performance evaluation of the Audit Committee was also undertaken internally in late 2007 using a detailed questionnaire and meetings with Audit Committee members and attendees.

The report on the Board evaluation, which was designed to assist the Board in further improving its performance, was considered and discussed by the Board as a whole and a separate report on the outcomes of the evaluation of the Audit Committee was also considered and discussed by the Board. The Board evaluation involved detailed consideration of Board composition, Board engagement in risk management and capital planning and the format of the Board meetings. The Board also considered the range and balance of its activities and was content that it was allocating appropriate time to such key matters as monitoring business performance, risk appetite and strategy.

Taking into account their review and discussions the directors have concluded that the Board is effective in meeting its objectives and fulfilling its duties and obligations. The directors are also satisfied that each of the Board's Committees (Audit, Remuneration and Nominations) carries out its delegated duties effectively.

In addition, each director discussed his or her own performance as a director and their Board evaluation questionnaire with the Chairman. The senior independent director canvassed the views of the executive directors and met with the non-executive directors as a group without the Chairman present to consider the Chairman's performance. The Board is satisfied that each director continues to contribute effectively to the Board and the Group and demonstrates commitment to his or her role as a director.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis. The names and biographies of all Board Committee members are set out on pages 92 and 93.

The terms of reference of the Audit, Remuneration and Nominations Committees and the standard terms and conditions of appointment of non-executive directors are available on the Group's website (www.rbs.com) and copies are available on request.

Audit Committee

All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five meetings each year. The Audit Committee's report is set out on pages 103 and 104.

Remuneration Committee

The members of the Remuneration Committee comprise independent non-executive directors, together with the Chairman of the Board. The Remuneration Committee holds at least three meetings each year.

The Remuneration Committee is responsible for assisting the Board in discharging its responsibilities and making all relevant disclosures in relation to the formulation and review of the Group's executive remuneration policy. The Remuneration Committee makes recommendations to the Board on the remuneration arrangements for the executive directors and the Chairman. The Directors' Remuneration Report is contained on pages 105 to 114.

Responsibility for determining the remuneration of executive directors has not been delegated to the Remuneration Committee, and in that respect the provisions of the Code have not been complied with. The Board as a whole reserves the authority to make the final determination of the remuneration of directors as it considers that this two stage process allows greater consideration and evaluation and is consistent with the unitary nature of the Board. No director is involved in decisions regarding his or her own remuneration.

Nominations Committee

The Nominations Committee comprises independent non-executive directors, under the chairmanship of the Chairman of the Board. The Nominations Committee meets as required.

The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors. It considers potential candidates and recommends appointments of new directors to the Board. The appointments are based on merit against objective criteria, including the time available of the potential director and the commitment which will be required.

In addition, the Nominations Committee considers succession planning for the Chairman, Group Chief Executive and non-executive directors. The Nominations Committee takes into account the knowledge, mix of skills, experience and networks of contacts which are anticipated to be needed on the Board in the future. The Chairman, Group Chief Executive and non-executive directors meet to consider executive succession planning. No director is involved in decisions regarding his or her own succession.

Meetings

The number of scheduled meetings of the Board and the Audit, Remuneration and Nominations Committees and individual attendance by members is shown below.

	Board	Audit	Remuneration	Nominations
Total number of meetings in 2007	9	6	3	2
Number of meetings attended in 2007				
Sir Tom McKillop	9	—	3	2
Sir Fred Goodwin	9	—	—	—
Mr Buchan	8	6	3	—
Mr Cameron	8	—	—	—
Dr Currie	9	—	3	—
Mr Fish	9	—	—	—
Mr Fisher	9	—	—	—
Mr Friedrich	9	6	—	—
Mr Hunter	9	6	—	2
Mr Koch	9	—	—	—
Mrs Kong	9	—	3	—
Mr MacHale	9	6	—	—
Mr Pell	9	—	—	—
Sir Steve Robson	9	5	—	—
Mr Scott	9	—	3	2
Mr Sutherland	8	—	3	1
Mr Whittaker	9	—	—	—

Relations with shareholders

The company communicates with shareholders through the Annual Report and by providing information in advance of the Annual General Meeting. Individual shareholders can raise matters relating to their shareholdings and the business of the Group at any time throughout the year. Shareholders are given the opportunity to ask questions at the Annual General Meeting or submit written questions in advance. The chairmen of the Audit, Remuneration and Nominations Committees are available to answer questions at the Annual General Meeting.

Communication with the company's largest institutional shareholders is undertaken as part of the company's investor relations programme. The Chairman meets with the Group's top 20 investors once every 12 to 18 months to receive their feedback on issues such as strategy, business performance and corporate governance. During the year, the directors received copies of analysts' reports and a monthly report from the Group's investor relations department which includes an analysis of share price movements, the Group's performance against the sector, and key broker comments. In addition, information on major investor relations activities and changes to external ratings is provided. The senior independent director would be available to shareholders if concerns could not be addressed through the normal channels. The arrangements used to ensure that directors develop an understanding of the views of major shareholders are considered as part of the annual Board performance evaluation.

The Chairman, Group Chief Executive, Group Finance Director and, if appropriate, the senior independent director communicate shareholder views to the Board as a whole.

The Board commissions a survey of investor perceptions periodically. The survey is undertaken on behalf of the Board by independent consultants and the outcomes of the study are considered by the Board.

Internal control

The Board of directors is responsible for the Group's system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, the Group has regard to the nature and extent of the risk, the likelihood of it crystallising and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses.

The Board has established a process for the identification, evaluation and management of the significant risks faced by the Group, which operated throughout the year ended 31 December 2007 and to 27 February 2008, the date the directors approved the Report and Accounts. This process is regularly reviewed by the Board and meets the requirements of the guidance 'Internal Control: Revised Guidance for Directors on the Combined Code' issued by the Financial Reporting Council in October 2005.

The effectiveness of the Group's internal control system is reviewed regularly by the Board and the Audit Committee. Executive management committees or boards of directors in each of the Group's businesses receive regular reports on significant risks facing their business and how they are being controlled. In addition, the Group Board receives monthly risk management reporting. Additional details of the Group's approach to risk management are given in the 'Risk management' section of the 'Business review' on pages 70 to 90. The Audit Committee also receives regular reports from RBS Risk Management and Group Internal Audit. In addition, the Group's independent auditors present to the Audit Committee reports that include details of any significant internal control matters which they have identified. The system of internal controls of the authorised institutions and other regulated entities in the Group is also subject to regulatory oversight in the UK and overseas. Additional details of the Group's regulatory oversight are given in the 'Supervision and regulation' section on pages 231 to 233.

Internal Control over Financial Reporting

The Group is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2007.

The Group assessed the effectiveness of its internal control over financial reporting as of 31 December 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in 'Internal Control – Integrated Framework'.

Management has excluded from its assessment the internal control over financial reporting of ABN AMRO Holdings N.V., which was acquired on 17 October 2007. ABN AMRO Holdings N.V. represented 40.7% of the Group's total assets, a negligible proportion of the shareholders' total equity, 7.7% of the Group's total income and 0.2% of the Group's profit after tax as of and for the year ended 31 December 2007.

Based on its assessment, management has concluded that, as of 31 December 2007, the Group's internal control over financial reporting is effective.

The Group's auditors have audited the effectiveness of the Group's internal control over financial reporting and have given an unqualified opinion.

Management's report on the Group's internal control over financial reporting will be filed with the SEC at the same time as the Annual Report on Form 20-F.

Disclosure controls and procedures

As required by US regulations, the effectiveness of the company's disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act of 1934) have been evaluated. This evaluation has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that, as at 31 December 2007, the company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls

There was no change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Audit Committee Report

The members of the Audit Committee are Archie Hunter (Chairman), Colin Buchan, Bill Friedrich, Joe MacHale and Sir Steve Robson. All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five meetings each year, two of which are held immediately prior to submission of the interim and annual financial statements to the Group Board. This core programme is supplemented by additional meetings as required, four being added in 2007. Audit Committee meetings are attended by relevant executive directors, the internal and external auditors and finance and risk management executives. At least twice per annum the Audit Committee meets privately with the external auditors. Since 2000, the Audit Committee has undertaken an annual programme of visits to the Group's business divisions and control functions. The object of the programme is to allow the Audit Committee to gain a better understanding of the risk and control issues facing the Group and an invitation to attend is extended to all non-executive directors. The programme of future visits is considered annually and the norm is for three or four visits to be undertaken each year.

The Board is satisfied that all the Audit Committee members have recent and relevant financial experience. Although the Board has determined that each member of the Audit Committee is an 'Audit Committee Financial Expert' and is independent, each as defined in the SEC rules under the US Securities Exchange Act of 1934 and related guidance, the members of the Audit Committee are selected with a view to the expertise and experience of the Audit Committee as a whole, and the Audit Committee reports to the Board as a single entity. The designation of a director or directors as an 'Audit Committee Financial Expert' does not impose on any such director, any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such director as a member of the Audit Committee and Board in the absence of such a designation. Nor does the designation of a director as an 'Audit Committee Financial Expert' affect the duties, obligations or liability of any other member of the Board.

The Audit Committee is responsible for:

- assisting the Board in discharging its responsibilities and in making all relevant disclosures in relation to the financial affairs of the Group;
- reviewing accounting and financial reporting and regulatory compliance;
- reviewing the Group's systems of internal control; and
- monitoring the Group's processes for internal audit, risk management and external audit.

Full details of the responsibilities of the Audit Committee are available at www.rbs.com

The Audit Committee has adopted a policy on the engagement of the external auditors to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm. The Audit Committee reviews the policy annually and prospectively approves the provision of audit services and certain non-audit services by the external auditors.

Annual audit services include all services detailed in the annual engagement letter including the annual audit and interim reviews (including US reporting requirements), periodic profit verifications and reports to regulators including skilled persons reports commissioned by the Financial Services Authority (e.g. Reporting Accountants Reports).

Annual audit services also include statutory or non-statutory audits required by any Group companies that are not incorporated in the UK. Terms of engagement for these audits are agreed separately with management, and are consistent with those set out in the audit engagement letter, as local regulations permit.

The prospectively approved non-audit services include the following classes of service:

- capital raising, including consents, comfort letters and relevant reviews of registration statements;
- provision of accounting opinions relating to the financial statements of the Group;
- provision of reports that, according to law or regulation, must be rendered by the external auditors;
- tax compliance services;
- corporate finance services relative to companies that will remain outside the Group; and
- insolvency work relating to the Group's customers.

The Audit Committee approves all other permitted non-audit services on a case by case basis before their commencement. In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation and ethical guidance. Information on the audit and non-audit services carried out by the external auditors is detailed in Note 4 to the Group's accounts.

The Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The results of this evaluation are reported to the Board.

The Audit Committee is responsible for making recommendations to the Board, for it to submit the Audit Committee's recommendations to shareholders for their approval at the Annual General Meeting in relation to the appointment, reappointment and removal of the external auditors. The Board has endorsed the Audit Committee's recommendation that shareholders be requested to approve the reappointment of Deloitte & Touche LLP as external auditors at the Annual General Meeting in April 2008.

The Audit Committee also fixes the remuneration of the external auditors as authorised by shareholders at the Annual General Meeting.

The Audit Committee approves the terms of engagement of the external auditors.

It is intended that there will be an external review of the effectiveness of Group Internal Audit every three to five years, in line with best practice, with internal reviews continuing in the intervening years. In 2007, KPMG conducted a review of the effectiveness of Group Internal Audit and concluded that the function operated effectively. The Board considered the external review findings and also concluded that the Group Internal Audit function was effective.

It is intended that there will be an external review of the effectiveness of the Audit Committee every three to five years, with internal reviews by the Board continuing in the intervening years. PricewaterhouseCoopers conducted an external review of the effectiveness of the Audit Committee in 2005. An internal review of the Audit Committee's performance was undertaken in 2007 and a separate report on the outcome was considered and discussed by the Board which concluded that it effectively discharged its responsibilities.

Since 2005, divisional audit committees have been responsible for reviewing each division's business. These committees report to the Audit Committee which has concluded that they operate effectively.

Archie Hunter
Chairman of the Audit Committee
27 February 2008

Directors' remuneration report

The Remuneration Committee

The members of the Remuneration Committee are Bob Scott (Chairman), Colin Buchan, Jim Currie, Janis Kong, Sir Tom McKillop and Peter Sutherland. The members of the Remuneration Committee comprise independent non-executive directors, together with the Chairman of the Board.

During the year, the Remuneration Committee received advice from Watson Wyatt and Mercer on matters relating to directors' remuneration in the UK (Watson Wyatt) and US (Mercer), together with advice from the Group Director, Human Resources and the Group Secretary and General Counsel on general remuneration matters. In addition, the Remuneration Committee has taken account of the views of the Group Chief Executive on performance assessment of the executive directors.

In addition to advising the Remuneration Committee, Watson Wyatt provided professional services in the ordinary course of business, including actuarial advice and benefits administration services to subsidiaries of the Group and investment consulting and actuarial advice to the trustees of some of the Group's pension funds. Mercer provided advice and support in connection with a range of compensation benefits, pension actuarial and investment matters. The advisers to the Remuneration Committee are appointed independently by the Committee, which reviews its selection of advisers annually. The Committee is satisfied that the consultants from Watson Wyatt and Mercer who advise the Committee operate independently of the consulting teams undertaking other work with the Group.

Compensation

Remuneration policy

The Remuneration Committee conducted a comprehensive review of all aspects of the remuneration package in 2005, and the executive remuneration policy outcome was approved by shareholders at the company's Annual General Meeting in 2006. A new executive share option plan was approved by shareholders at the company's 2007 Annual General Meeting. During 2007 the Remuneration Committee continued to review policy in light of business needs, market changes and shareholder comments.

The objective of the executive remuneration policy is to provide, in the context of the company's business strategy, remuneration in form and amount which will attract, motivate and retain high-calibre executives. In order to achieve this objective, the policy is framed around the following core principles:

- Total rewards will be set at levels that are competitive within the relevant market, taking each executive director's remuneration package as a whole. The relevant market is FTSE top 20 companies and major UK, European and US banks.

- Total potential rewards will be earned through achievement of demanding performance targets based on measures consistent with shareholder interests over the short, medium and longer term.

- Remuneration arrangements will strike an appropriate balance between fixed and performance-related rewards. Performance-related elements will comprise the major part of executive remuneration packages. See illustrative charts below.

- Incentive plans and performance metrics will be structured to be robust through the business cycle.

- Remuneration arrangements will be designed to support the company's business strategy, to promote teamwork and to conform to best practice standards.

UK-based executive directors' remuneration balance


Group Chief Executive
Executive directors
Base salary
Financial (annual)
Operational (annual)
All Employee Profit Share (annual)
Medium Term EPS growth
Medium Term TSR growth

The above diagram has been prepared to illustrate the use of performance metrics in the total direct compensation package. For the Group Chief Executive, 21% of the package is fixed and 79% is performance related. For the executive directors, 27% is fixed and 73% is performance related. Values are shown on the basis of on-target annual performance with long term incentives at the approximate fair value at grant (80% of the face value of the shares for the MPP and 12% for the ESOP). In 2007 the MPP grant due to vest lapsed in its entirety having not met the required performance conditions. The executive share options due to vest in 2007 vested in full. At the date of vesting the share price was £6.96 and the exercise price was £5.78. Pension and other benefits have been excluded from this diagram. Financial metrics include profit growth, cost control and return on equity.

The non-executive directors' fees are reviewed annually by the Board, on the recommendation of its Chairman. The level of remuneration reflects the responsibility and time commitment of directors and the level of fees paid to non-executive directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan.

The Remuneration Committee makes recommendations to the Board on the remuneration arrangements for the executive directors and the Chairman. The Remuneration Committee also approves the remuneration arrangements of senior executives below Board level who are members of the Group Executive Management Committee, on the recommendation of the Group Chief Executive, and maintains oversight of the application of remuneration policy below this level. The Committee reviews all long-term incentive arrangements operated by the Group.

Components of executive remuneration
UK based directors
Salary
Salaries are reviewed annually as part of total remuneration, having regard to remuneration packages received by executives of comparable companies. The Remuneration Committee uses a range of survey data from published and proprietary sources and reaches individual salary decisions taking account of the remuneration environment and the performance and responsibilities of the individual director.

Benefits
The Group operates The Royal Bank of Scotland Group Pension Fund ("the RBS Fund"), a non-contributory defined benefit fund for employees (including executive directors) who joined the Group prior to 1 October 2006. Any new executive directors will not be eligible to participate in the RBS Fund unless they were already a member prior to 1 October 2006; instead they will receive a cash allowance.

Details of pension arrangements of directors are shown on page 114. Where cash allowances are paid in place of pension accrual (or of pension accrual on salary over the pension earnings cap), they are shown on page 110. Executive directors also receive additional cover for death-in-service benefits.

Executive directors are eligible to receive a choice of various employee benefits or a cash equivalent, on a similar basis to other employees. In addition, as employees, executive directors are eligible to participate in Sharesave, Buy As You Earn and the Profit Sharing scheme. These schemes are not subject to performance conditions since they are operated on an all-employee basis.

Short-term annual incentives
UK-based executive directors normally have a maximum annual incentive potential of between 160% and 200% of salary. For exceptional performance, as measured by the achievement of additional challenging objectives, executive directors may be awarded incentive payments of up to 200% of salary, or 250% of salary, in the case of the Group Chief Executive, the Chief Executive, Corporate Markets and the Chief Executive, Retail Markets. Awards will normally be based on the delivery of a combination of appropriate Group and individual financial and operational targets approved each year by the Remuneration Committee.

For the Group Chief Executive, the annual incentive is primarily based on specific Group financial performance measures such as operating profit, earnings per share growth and return on equity. The remainder of the Group Chief Executive's annual incentive is based on a range of non-financial measures which may include measures relating to shareholders, customers and staff.

For the other executive directors, a proportion of the annual incentive is based on Group financial performance and a proportion on divisional financial performance. The remainder of each individual's annual incentive opportunity is dependent on achievement of a range of non-financial measures, specific objectives and key result areas. Divisional performance includes measures such as operating income, costs, loan impairments or operating profit. Non-financial measures include customer measures (e.g. customer numbers, customer satisfaction), staff measures (e.g. employee engagement) and efficiency and change objectives.

In respect of 2007, the Remuneration Committee reviewed the annual incentive payments for all executive directors taking into account performance against targets set at the beginning of the year and covering Group financial performance, each director's operational targets, and where appropriate, divisional financial targets. For all directors operational targets included specified strategic developments and improvement in customer and employee satisfaction scores.

Group operating profit targets were met in full notwithstanding the impact of challenging credit market conditions in the second half of the year, and customer and employee satisfaction scores showed improvement in line with or above expectations. Financial performance in most divisions exceeded target. As a result, the Remuneration Committee proposed and the Board (excluding executive directors) agreed annual incentive payments of up to 112.5% of normal maximum levels. Levels of incentive payments to executive directors covered a wide range, reflecting variations in divisional performance.

Long-term incentives
The company provides long-term incentives in the form of share options and share or share equivalent awards. Their objective is to encourage the creation of value over the long term and to align the rewards of the executive directors with the returns to shareholders.

Medium-term Performance Plan
The Medium-term Performance Plan ("MPP") was approved by shareholders in April 2001. Each executive director is eligible for an annual award under the plan in the form of share or share equivalent awards. Whilst the rules of the plan allow awards over shares worth up to one and a half times earnings, the Remuneration Committee has adopted a policy of granting awards based on a multiple of salary. Normally awards are made at one times salary to executive directors, with one and a half times salary being granted in the case of the Group Chief Executive. No changes will be made to this policy without prior consultation with shareholders. All awards under the plan are subject to three-year performance targets.

Awards made in 2006 and 2007 are subject to two performance measures; 50% of the award vests on a relative Total Shareholder Return ("TSR") measure and 50% vests on growth in adjusted earnings per share ("EPS") over the three year performance period.

For the TSR element, vesting is based on the level of outperformance by the Group of the median of the comparator group TSR over the performance period. Awards made under the plan will not vest if the company's TSR is below the median of the comparator group. Achievement of median TSR performance against comparator companies will result in vesting of 25% of the award. Outperformance of median TSR performance by up to 9% will result in vesting on a straight-line basis from 25% to 125%, outperformance by 9% to 18% will result in vesting on a straight-line basis from 125% to 200%. Vesting at 200% will occur if the company outperforms the median TSR performance of the comparator group by at least 18%. For awards made in 2006 and 2007, the companies in the comparator group were ABN AMRO Holdings N.V.; Banco Santander Central Hispano, S.A.; Barclays PLC; Citigroup Inc; HBOS plc; HSBC Holdings plc; Lloyds TSB Group plc and Standard Chartered PLC. Following the acquisition of ABN AMRO by the Consortium Banks in October 2007, the Remuneration Committee agreed that Fortis N.V. would replace ABN AMRO in the comparator group for awards made in 2006 and 2007, and also for awards to be made in 2008.

The EPS element ensures a clear line of sight for executives to improve long-term financial performance. For this element, the level of EPS growth over the three year period is calculated by comparing the adjusted EPS in the year prior to the year of grant with that in the final year of the performance period. Each year the vesting schedule for the EPS growth measure is agreed by the Remuneration Committee at the time of grant, having regard to the business plan, performance relative to comparators and analysts' forecasts.

For the awards made in 2006 and 2007, the EPS element of the awards will not vest if EPS growth is below 5% per annum compound over the three year period. Where EPS growth is between 5% per annum and 10% per annum vesting will occur on a straight-line basis from 25% to 100%. Vesting at 100% will occur if EPS growth is at least 10% per annum compound.

Options

A new executive share option plan was approved by shareholders at the company's 2007 Annual General Meeting. Options were subsequently granted to executive directors over shares worth up to a maximum of three times salary with an EPS performance condition.

The performance condition is based on the average annual growth in the Group's adjusted EPS over the three year performance period commencing in the year of grant. The calibration of the EPS growth measure is agreed by the Remuneration Committee at the time of each grant having regard to the business plan, prevailing economic conditions and analysts' forecasts.

In respect of the grant to executive directors in 2007, options will only be exercisable if, over the three year period, the growth in the company's adjusted EPS has been at least 6% per annum ('the threshold level'). The percentage of options that vest is then determined on a straight line basis between 30% at the threshold level and 100% at the maximum level for growth in adjusted EPS of 12% per annum.

Shareholding guidelines

In 2006, the Remuneration Committee reviewed the policy on shareholding requirements and the Group has now adopted shareholding guidelines for executive directors.

The target shareholding level is 200% of gross annual salary for the Group Chief Executive and 100% of gross annual salary for executive directors. Target shareholding levels are determined by reference to ordinary shares held, together with any vested awards under the Group's Medium-term Performance Plan. Executive directors have a period of five years in which to build up their shareholdings to meet the guideline levels.

US based director – Larry Fish

Larry Fish was previously Chairman and Chief Executive Officer of Citizens Financial Group, Inc. From 23 March 2007, he was appointed Chairman, RBS America and Citizens. With effect from 1 January 2008 he has undertaken that role in a non-executive capacity and is being paid a fixed fee of US$600,000 per annum (inclusive of fees as a non-executive director of the company with effect from 1 May 2008).

He will not participate in any annual bonus plan nor will he be eligible for further grants under any long term incentive plans. Existing long term incentive awards will vest to him, subject to achievement of all relevant service and performance conditions, at the completion of the appropriate performance period.

Accrual of pension entitlement will cease at 30 April 2008. He will participate in the Citizens medical insurance plan to this date, after which he is eligible to join the Citizens retiree medical plan.

Total shareholder return performance

The undernoted performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 Index. This Index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for FTSE banks for the same period has been added for comparison. The total shareholder return for the company and the indices have been rebased to 100 for 2002.

Total shareholder return


200
180
160
140
120
Index 100
80
60
40
20
0
2002
2003
2004
2005
2006
2007
RBS
FTSE 100
FTSE banks
Source: Datastream

Service contracts

The company's policy in relation to the duration of contracts with directors is that executive directors' contracts generally continue until termination by either party, subject to the required notice, or until retirement. The notice period under the service contracts of executive directors will not normally exceed 12 months. In relation to newly recruited executive directors, subject to the prior approval of the Remuneration Committee, the notice period from the employing company may be extended beyond 12 months if there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to 12 months in due course.

All new service contracts for executive directors are subject to approval by the Remuneration Committee. Those contracts normally include standard clauses covering the performance review process, the company's normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group's policies.

Any compensation payment made in connection with the departure of an executive director will be subject to approval by the Remuneration Committee, having regard to the terms of the service contract and the reasons for termination.

Information regarding executive directors' service contracts is summarised in the table and note below.[1]

Name	Date of current contract/ Employing company	Notice period – from company	Notice period – from executive
Sir Fred Goodwin	1 August 1998 The Royal Bank of Scotland plc	12 months	6 months
Mr Cameron	29 March 1998 The Royal Bank of Scotland plc	12 months	6 months
Mr Fisher	27 February 2007 The Royal Bank of Scotland plc	12 months	12 months
Mr Pell	20 February 2006 The Royal Bank of Scotland plc	12 months	6 months
Mr Whittaker	19 December 2005 The Royal Bank of Scotland plc	12 months	12 months

Note:

(1) With effect from 1 May 2008, Mr Fish will become a non-executive director of the company. In line with other non-executive directors, his appointment will be covered by a letter of engagement. The appointment will be for an initial term expiring on 9 October 2009 and is terminable earlier by either party upon written notice.

Except as noted below, in the event of severance where any contractual notice period is not worked, the employing company may pay a sum to the executive in lieu of this period of notice. Any such payment would, at maximum, comprise base salary and a cash value in respect of fixed benefits (including pension plan contributions). In the event of situations involving breach of the employing company's policies resulting in dismissal, reduced or no payments may be made to the executive. Depending on the circumstances of the termination of employment, the executive may be entitled, or the Remuneration Committee may exercise its discretion to allow, the executive to exercise outstanding awards under long-term incentive arrangements subject to the rules of the relevant plan. All UK based directors, with the exception of Guy Whittaker, are members of The Royal Bank of Scotland Group Pension Fund ('the RBS Fund') and are contractually entitled to receive all pension benefits in accordance with its terms. The RBS Fund rules allow all members who retire early at the request of their employer to receive a pension based on accrued service with no discount applied for early retirement.

The Remuneration Committee has reviewed this provision of the RBS Fund, which applies equally to executive directors and other employees. The Remuneration Committee concluded that a change to the terms of the RBS Fund in respect of early retirement at the company's request would not be a cost effective route to take at this time. The RBS Fund is closed to employees, including any executive directors, joining the Group after 30 September 2006.

Chairman and non-executive directors

The original date of appointment as a director of the company and the latest date for the next re-election are as follows:

	Date first appointed	Latest date for next re-election
Sir Tom McKillop	1 September 2005	2009
Mr Buchan	1 June 2002	2009
Dr Currie	28 November 2001	2008
Mr Friedrich	1 March 2006	2009
Mr Hunter	1 September 2004	2010
Mr Koch	29 September 2004	2010
Mrs Kong	1 January 2006	2009
Mr MacHale	1 September 2004	2010
Sir Steve Robson	25 July 2001	2008
Mr Scott	31 January 2001	2009
Mr Sutherland	31 January 2001	2009

The non-executive directors do not have service contracts or notice periods although they have letters of engagement reflecting their responsibilities and commitments. Under the company's Articles of Association, all directors must retire by rotation and seek re-election by shareholders at least every three years. The dates in the table above reflect the latest date for re-election. However, in 2008, at least one-third of the Board will retire by rotation as required by the company's Articles of Association. No compensation would be paid to the Chairman or to any non-executive director in the event of early termination.

The tables and explanatory notes on pages 110 to 114 report the remuneration of each director for the year ended 31 December 2007 and have been audited by the company's auditors, Deloitte & Touche LLP

Directors' remuneration

	Salary/ fees £000	Performance bonus(1) £000	Pension allowance £000	Benefits £000	2007 Total £000	2006 Total £000
Chairman						
Sir Tom McKillop	750	—	—	—	750	471
Executive directors						
Sir Fred Goodwin	1,290	2,860	—	40	4,190	3,996
Mr Cameron	988	1,900	341	27	3,256	3,496
Mr Fish (2)	999	200	—	54	1,253	2,679
Mr Fisher (3)	726	1,428	178	26	2,358	1,894
Mr Pell	825	1,377	—	2	2,204	2,120
Mr Whittaker	760	1,425	262	3	2,450	4,475

Notes:

(1) Includes 10% profit sharing.

(2) Mr Fish is a non-executive director of Textron Inc. and retains the fees paid to him in this respect. For 2007, he received a remuneration package from Textron Inc. equivalent to approximately US$87,565.

(3) On his appointment as Chairman of the Managing Board of ABN AMRO on 1 November 2007, Mr Fisher transferred to the Netherlands. In line with the Group's international assignment policy he was eligible for assistance in moving his home and family to the Netherlands and for ongoing tax equalisation, cost of living, housing and other secondment benefits, the value of which is £15,419 and is included under benefits, above.

Non-executive directors	Board fees £000	Board committee fees £000	2007 £000	2006 £000
Mr Buchan	70	52	122	120
Dr Currie	70	15	85	80
Mr Friedrich	70	30	100	69
Mr Hunter	70	92	162	158
Mr Koch (1)	70	—	70	65
Mrs Kong	70	15	85	73
Mr MacHale	70	30	100	95
Sir Steve Robson	70	30	100	95
Mr Scott (2)			160	155
Mr Sutherland	70	27	97	88

Notes:

(1) In addition to his role as a non-executive director, Mr Koch had an agreement with Citizens Financial Group, Inc. to provide consulting services for a period of three years, which ended on 1 September 2007, following the acquisition by Citizens of Charter One Financial, Inc. For these services Mr Koch received $268,333 in 2007.

(2) Mr Scott's senior independent director fee covers all Board and Board Committee work including Chairmanship of the Remuneration Committee.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Share options

Options to subscribe for ordinary shares of 25p each in the company granted to, and exercised by, directors during the year to 31 December 2007 are included in the table below. Options held at 1 January 2007 and the related option price have been restated to reflect the bonus issue of ordinary shares in May 2007.

	Options held at 1 January 2007	Options granted in 2007	Options exercised in 2007		Option price	Options held at 31 December 2007	
			Number	Market price at date of exercise £	£	Number	Exercise period
Sir Fred Goodwin	493,713		493,713	5.32	2.92	—	
	8,889				3.73	8,889	04.03.02 – 03.03.09
	81,918				3.99	81,918	03.06.02 – 02.06.09
	460,944				2.60	460,944	29.03.03 – 28.03.10
	131,100				5.73	131,100	14.08.04 – 13.08.11
	123,900				6.06	123,900	14.03.05 – 13.03.12
	218,400				4.12	218,400	13.03.06 – 12.03.13
	432,525				5.78	432,525	11.03.07 – 10.03.14
	477,153				5.76	477,153	10.03.08 – 09.03.15
	485,961				6.17	485,961	09.03.09 – 08.03.16
	3,801				4.35	3,801	01.10.10 – 31.03.11(1)
		695,188			5.61	695,188	16.08.10 – 15.08.17
	2,918,304					3,119,779	
Mr Cameron	57,582				3.73	57,582	04.03.02 – 03.03.09
	115,233				2.60	115,233	29.03.03 – 28.03.10
	450		450	6.77	5.21	—	
	78,600				5.73	78,600	14.08.04 – 13.08.11
	95,400				6.06	95,400	14.03.05 – 13.03.12
	157,800				4.12	157,800	13.03.06 – 12.03.13
	151,383				5.78	151,383	11.03.07 – 10.03.14
	5,595		5,595	5.24	3.28	—	
	242,916				5.76	242,916	10.03.08 – 09.03.15
	255,129				6.17	255,129	09.03.09 – 08.03.16
		374,332			5.61	374,332	16.08.10 – 15.08.17
	1,160,088					1,528,375	
Mr Fish	323,631				3.11	323,631	11.05.01 – 10.05.08
	112,809				5.76	112,809	10.03.08 – 09.03.15
	333,387				6.17	333,387	09.03.09 – 08.03.16
		523,640			5.61	523,640	16.08.10 – 15.08.17
	769,827					1,293,467	
Mr Fisher	42,843				3.08	42,843	01.04.02 – 31.03.09
	99,873				2.60	99,873	29.03.03 – 28.03.10
	65,400				5.73	65,400	14.08.04 – 13.08.11
	68,100				6.06	68,100	14.03.05 – 13.03.12
	121,500				4.12	121,500	13.03.06 – 12.03.13
	118,944				5.78	118,944	11.03.07 – 10.03.14
	182,187				5.76	182,187	10.03.08 – 09.03.15
	933		933	5.24	4.03	—	
	435				4.35	435	01.10.08 – 31.03.09(1)
	184,260				6.17	184,260	09.03.09 – 08.03.16
		262,033			5.61	262,033	16.08.10 – 15.08.17
		1,611			4.69	1,611	01.10.10 – 31.03.11(1)
	884,475					1,147,186	
Mr Pell	153,648		153,648	4.40	2.60	—	
	87,300				5.73	87,300	14.08.04 – 13.08.11
	82,800				6.06	82,800	14.03.05 – 13.03.12
	149,400				4.12	149,400	13.03.06 – 12.03.13
	141,651				5.78	141,651	11.03.07 – 10.03.14
	151,821				5.76	151,821	10.03.08 – 09.03.15
	187,095				6.17	187,095	09.03.09 – 08.03.16
		259,894			5.61	259,894	16.08.10 – 15.08.17
	953,715					1,059,961	
Mr Whittaker	170,085				6.17	170,085	09.03.09 – 08.03.16
	3,705				4.61	3,705	01.10.13 – 31.03.14(1)
		280,749			5.61	280,749	16.08.10 – 15.08.17
	173,790					454,539	

Note:

(1) Options held under the sharesave schemes, which are not subject to performance conditions.

The performance conditions for options granted in 2007 are detailed on page 107.

Governance

No options had their terms and conditions varied during the accounting period to 31 December 2007. No payment is required on the award of an option.

The performance condition applying to executive share options granted in 2007 and exercisable in August 2010 is outlined on page 107.

For executive share options where the first exercisable date is between March 2002 and March 2009 inclusive, options are exercisable only if, over a three year period, the growth in the company's EPS has exceeded the growth in the Retail Prices Index (RPI) plus 9%. In respect of executive share options exercisable before March 2002, the performance condition is that the growth in the company's EPS over three years has exceeded the growth in the RPI plus 6%.

The market price of the company's ordinary shares at 31 December 2007 was £4.44 and the range during the year to 31 December 2007 was £3.97 to £7.20.

In the ten year period to 31 December 2007, awards made that could require new issue shares under the company's share plans represented 5.5% of the company's issued ordinary share capital, leaving an available dilution headroom of 4.5%.

Medium Term Performance Plan

Scheme interests at 1 January 2007 and the related market price on award in the table below have been restated to reflect the bonus issue of ordinary shares in May 2007.

	Scheme interests (share equivalents) at 1 January 2007	Awards granted in 2007	Market price on award £	Awards vested in 2007(1)	Awards exercised in 2007	Share interest (share equivalents) at 31 December 2007	End of period for qualifying conditions to be fulfilled
Sir Fred Goodwin	279,120		5.45			279,120	vested 31.12.03
	101,565		6.20			101,565	vested 31.12.04
	286,293		5.76	Nil		—	lapsed 31.12.07
	291,579		6.17			291,579	31.12.08
		278,970	6.99			278,970	31.12.09
	958,557					951,234	
Mr Cameron	167,472		5.45			167,472	vested 31.12.03
	66,234		6.20			66,234	vested 31.12.04
	138,810		5.76	Nil		–	lapsed 31.12.07
	145,791		6.17			145,791	31.12.08
		143,064	6.99			143,064	31.12.09
	518,307					522,561	
Mr Fish	31,485		5.76	Nil		–	lapsed 31.12.07
	93,351		6.17			93,351	31.12.08
		85,905	6.99			85,905	31.12.09
	124,836					179,256	
Mr Fisher	60,000		5.45			60,000	vested 31.12.03
	24,000		6.20			24,000	vested 31.12.04
	104,109		5.76	Nil		–	lapsed 31.12.07
	105,294		6.17			105,294	31.12.08
		100,146	6.99			100,146	31.12.09
	293,403					289,440	
Mr Pell	121,458		5.76	Nil		–	lapsed 31.12.07
	124,731		6.17			124,731	31.12.08
		115,881	6.99			115,881	31.12.09
	246,189					240,612	
Mr Whittaker	113,391		6.17			113,391	31.12.08
		107,298	6.99			107,298	31.12.09
	113,391					220,689	

Note:

(1) Awards were granted on 28 April 2005 and these awards have now lapsed.

For any awards that have vested, participants holding option-based awards can exercise their right over the underlying share equivalents at any time up to ten years from the date of grant.

No variation was made to any of the terms of the plan during the year. The performance measures are detailed on pages 106 and 107.

Restricted Stock Award

Interests at 1 January 2007 and the related prices on award and vesting in the table below have been restated to reflect the bonus issue of ordinary shares in May 2007.

	Awards held at 1 January 2007	Market price on award £	Awards vested in 2007	Market price on vesting £	Value of awards vested £	Awards held at 31 December 2007	End of the period for qualifying conditions to be fulfilled(2)
Mr Whittaker(1)	168,855	6.46	168,855	6.78	1,144,837	—	
	91,449	6.46				91,449	01.02.08(3)
	75,966	6.46				75,966	01.02.09
	37,263	6.46				37,263	01.02.10
	373,533					204,678	

Notes:

(1) Awards were granted to Mr Whittaker in lieu of unvested share awards from his previous employer.

(2) The end period for qualifying conditions is subject to any restrictions on dealing in the Group's shares which may be in place and to which Mr Whittaker may be subject. As a result of the close period prior to the announcement of the Group's results, the end of the period for qualifying conditions to be fulfilled in 2008 is 28 February 2008.

(3) Award has now vested and shares will be released to Mr Whittaker on 28 February 2008.

Citizens Long Term Incentive Plan(1)

	Interests at 1 January 2007	Awards granted during year	Benefits received during year	Interests at 31 December 2007
Mr Fish	LTIP awards for the 3 year periods:	LTIP award for the 3 year period:	LTIP award for the 3 year period:	LTIP awards for the 3 year periods:
	01.01.04 – 31.12.06		01.01.04 – 31.12.06 was US$1,389,148	
	01.01.05 – 31.12.07			01.01.05 – 31.12.07
	01.01.06 – 31.12.08			01.01.06 – 31.12.08
		01.01.07 – 31.12.09		01.01.07 – 31.12.09

Note:

(1) A new cash LTIP was approved by shareholders at the company's Annual General Meeting in April 2005. Performance is measured on a combination of growth in Profit before tax and Relative Return on Equity based on a comparison of Citizens with comparator US banks.

No variation was made to any of the terms of the plan during the year.

Directors' pension arrangements

During the year, Johnny Cameron, Sir Fred Goodwin and Gordon Pell accrued pensionable service in The Royal Bank of Scotland Group Pension Fund ("the RBS Fund"). The RBS Fund is a defined benefit fund registered with HM Revenue & Customs under the Finance Act 2004.

Sir Fred Goodwin and Gordon Pell are provided with additional pension benefits on a defined benefit basis outwith the RBS Fund. The figures shown below include the accrual in respect of these arrangements. A funded, non-registered, arrangement has been set up to provide Sir Fred Goodwin's benefits to the extent they are not provided by the RBS Fund.

Johnny Cameron's benefits are based on salary limited to the pensions earning cap and he receives a cash allowance in place of pension on salary above this cap.

Mark Fisher opted to cease future accrual of pension benefit within the RBS Fund with effect from 6 April 2006. The increase in pension shown in the table arises from his increase in pensionable salary over the year. He is provided with a cash allowance in place of further pension benefits.

Guy Whittaker is provided with a cash allowance in place of pension benefits.

The cash allowances for Johnny Cameron, Mark Fisher and Guy Whittaker are shown on page 110.

Larry Fish accrues pension benefits under a number of arrangements in the US. Defined benefits are built up under the Citizens' Qualified Plan, Excess Plan and Supplemental Executive Retirement Arrangement. In addition, he is a member of two defined contribution arrangements: a Qualified 401(k) Plan and an Excess 401(k) Plan. He will continue to accrue benefits under these plans until 30 April 2008.

Of the total transfer value shown as at 31 December 2007, 54% relates to benefits in funded pension schemes.

Disclosure of these benefits has been made in accordance with the United Kingdom Listing Authority Listing Rules and with the Directors' Remuneration Report Regulations 2002.

Defined benefit arrangements	Age at 31 December 2007	Accrued entitlement at 31 December 2007 £000 p.a.	Additional pension earned during the year ended 31 December 2007 £000 p.a.	Additional pension earned during the year ended 31 December 2007* £000 p.a.	Transfer value as at 31 December 2007 £000	Transfer value as at 31 December 2006 £000	Increase in transfer value during year ended 31 December 2007 £000	Transfer value for the additional pension earned during the year ended 31 December 2007* £000
Sir Fred Goodwin	49	579	69	50	8,370	7,043	1,327	722
Mr Cameron	53	57	6	3	931	824	107	56
Mr Fish	63	$2,080	$251	$251	$24,101	$17,800	$6,301	$2,915
Mr Fisher	47	337	35	24	4,562	3,904	658	323
Mr Pell	57	423	62	49	8,403	6,744	1,659	971

* net of statutory revaluation applying to deferred pensions

Notes:

(1) There is a significant difference in the form of disclosure required by the Combined Code and the Directors' Remuneration Report Regulations 2002. The former requires the disclosure of the additional pension earned during the year and the transfer value equivalent to this pension based on stock market conditions at the end of the year. The latter requires the disclosure of the difference between the transfer value at the start and end of the year and is therefore dependent on the change in stock market conditions over the course of the year. The above disclosure has been made in accordance with the Combined Code and the Directors' Remuneration Report Regulations 2002.

(2) The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the Group pension scheme.

(3) No allowance is made in these transfer values for any enhanced benefits that may become payable on early retirement.

(4) The proportion of benefits represented by funded pension schemes for Gordon Pell and Larry Fish is 53% and 2% respectively. All benefits for Johnny Cameron, Mark Fisher and Sir Fred Goodwin are in funded pension schemes.

(5) In accordance with US market practice, Larry Fish's pensionable remuneration is limited to US$4 million per annum.

(6) Larry Fish's executive director service contract effective from February 2004 provides that he may retire at any age between 60 and 65. As noted on page 107, he will cease pension accrual with effect from 1 May 2008 and draw his pension from that date. The valuation of his benefits in the table above as at the end of 2007 allow for this payment date; previous figures assumed retirement at age 65.

Contributions and allowances paid in the year ended 31 December 2007 under defined contribution arrangements were:

	2007 000	2006 000
Mr Cameron	—	£46
Mr Fish	$60	$56

Bob Scott
Chairman of the Remuneration Committee
27 February 2008

Directors' interests in shares

Shares beneficially owned at 1 January 2007 in the tables below have been restated to reflect the bonus issue of ordinary shares in May 2007.

		31 December 2007				
Executive directors	Shares beneficially owned at 1 January 2007	Shares owned beneficially	Vested MPP shares or share equivalents	Vested share options	Total	Value as at 31 December 2007(2,3) £
Sir Fred Goodwin	200,532	694,498	380,685	1,457,676	2,532,859	5,732,777
Mr Cameron	6,036	16,582	233,706	655,998	906,286	1,413,969
Mr Fish	33,360	33,360	—	323,631	356,991	578,548
Mr Fisher	13,494	21,345	84,000	516,660	622,005	747,907
Mr Pell	1,746	155,394	—	461,151	616,545	737,259
Mr Whittaker	154,815	278,191	—	—	278,191	1,235,168

Notes:

(1) The numbers shown in this table are taken from the audited disclosures shown elsewhere in this Annual Report.

(2) The value is based on the share price at 31 December 2007, which was £4.44. During the year ended 31 December 2007 the share price ranged from £3.97 to £7.20.

(3) The notional value of the vested share options has been calculated on the 'in the money' value using the share price of £4.44 as at 31 December 2007 less the option prices of vested options.

(4) As at 31 December 2007, the executive directors held a technical interest as potential beneficiaries in The Royal Bank of Scotland Group plc 2001 Employee Share Trust (9,570,456 shares) and The Royal Bank of Scotland plc 1992 Employee Share Trust (904,326 shares), being trusts operated for the benefit of employees of the company and its subsidiaries.

Non-executive directors	Shares beneficially owned at 1 January 2007	Shares beneficially owned at 31 December 2007
Chairman		
Sir Tom McKillop	90,000	208,000
Mr Buchan	15,000	40,000
Dr Currie	1,668	1,668
Mr Friedrich	60,768	110,475
Mr Hunter	10,500	10,500
Mr Koch	60,000	90,000
Mrs Kong	21,000	26,000
Mr MacHale	30,000	72,200
Mr Scott	13,344	23,344
Mr Sutherland	16,770	17,643

No other director had an interest in the company's ordinary shares during the year.

On 7 January 2008 and 7 February 2008, 29 and 33 ordinary shares of 25p each, respectively, were acquired by both Sir Fred Goodwin and Mr Fisher under the Group's Buy As You Earn share scheme.

Preference shares

Mr Fish held 20,000 non-cumulative preference shares of US$0.01 each at 31 December 2007 (2006 – 20,000) and Mr Koch held 20,000 non-cumulative preference shares of US$0.01 each at 31 December 2007 (2006 – 20,000). No other director had an interest in the preference shares during the year.

No director held a non-beneficial interest in the shares of the company at 31 December 2007, at 1 January 2007 or date of appointment if later.

Statement of directors' responsibilities

The directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts, and as permitted by the Companies Act 1985 have elected to prepare company accounts, for each financial year in accordance with International Financial Reporting Standards as adopted by the European Union. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of the Group and the company. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Annual Report and Accounts complies with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board.

Miller McLean
Secretary
27 February 2008



Independent auditors' report to the members of The Royal Bank of Scotland Group plc

We have audited the financial statements of The Royal Bank of Scotland Group plc ("the company") and its subsidiaries (together "the Group") for the year ended 31 December 2007 which comprise the accounting policies, the balance sheets as at 31 December 2007 and 2006, the consolidated income statements, the cash flow statements, the statements of recognised income and expense for each of the three years in the period ended 31 December 2007 and the related Notes 1 to 43. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS), as adopted by the European Union, are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985, and as regards the Group's consolidated financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion, the information given in the directors' report is consistent with the financial statements. The information given in the directors' report includes that specific information presented in the Business review that is cross referred from the business review section of the directors' report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not.

The Listing Rules do not require us to consider whether the Board or management's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Accounts 2007 as described in the contents section, including the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the Annual Report and Accounts 2007.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board and with the standards of the Public Company Accounting Oversight Board (United States). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

UK opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 31 December 2007 and of its profit and cash flows for the year then ended;

- the company financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the companies Act 1985, of the state of affairs of the company as at 31 December 2007;

- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and

- the information given in the directors' report is consistent with the financial statements.

Separate opinion in relation to IFRS
As explained in the accounting policies, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group's affairs as at 31 December 2007 and of its profit and cash flows for the year then ended.

US opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2007, in conformity with IFRS as adopted for use in the European Union and IFRS as issued by the IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as at 31 December 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission. Management excluded from its assessment the internal control over financial reporting of ABN AMRO Holding N.V., and its subsidiaries which was acquired on 17 October 2007. Accordingly, our audit did not include the internal control over financial reporting in ABN AMRO Holding N.V. and its subsidiaries. ABN AMRO Holdings N.V. represented 40.7% of the Group's total assets, a negligible proportion of the shareholders' total equity, 7.7% of the Group's total income and 0.2% of the Group's profit after tax as of and for the year ended 31 December 2007.

Our report dated 27 February 2008 which will be included in the Annual Report on Form 20-F for the year ended 31 December 2007 to be filed with the Securities and Exchange Commission, expressed an unqualified opinion on the effectiveness of the Group's internal control over financial reporting of the Group excluding ABN AMRO Holding N.V. and its subsidiaries.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
27 February 2008

Consolidated income statement for the year ended 31 December 2007

	Note	2007 £m	2006 £m	2005 £m
Interest receivable		33,420	24,686	21,331
Interest payable		(20,752)	(14,092)	(11,413)
Net interest income		12,668	10,596	9,918
Fees and commissions receivable		8,465	7,116	6,750
Fees and commissions payable		(2,311)	(1,922)	(1,841)
Income from trading activities	1	1,327	2,675	2,343
Other operating income (excluding insurance premium income)		4,857	3,564	2,953
Insurance premium income		6,398	6,243	6,076
Reinsurers' share		(289)	(270)	(297)
Non-interest income		18,447	17,406	15,984
Total income		31,115	28,002	25,902
Staff costs		7,552	6,723	5,992
Premises and equipment		1,766	1,421	1,313
Other administrative expenses		3,147	2,658	2,816
Depreciation and amortisation		1,970	1,678	1,825
Operating expenses	2	14,435	12,480	11,946
Profit before other operating charges and impairment losses		16,680	15,522	13,956
Insurance claims		4,770	4,550	4,413
Reinsurers' share		(118)	(92)	(100)
Impairment losses	12	2,128	1,878	1,707
Operating profit before tax		9,900	9,186	7,936
Tax	5	2,052	2,689	2,378
Profit from continuing operations		7,848	6,497	5,558
Loss from discontinued operations, net of tax		136	—	—
Profit for the year		7,712	6,497	5,558
Profit attributable to:				
Minority interests		163	104	57
Other owners	6	246	191	109
Ordinary shareholders		7,303	6,202	5,392
		7,712	6,497	5,558
Per 25p ordinary share:				
Basic earnings	9	76.4p	64.9p	56.5p
Diluted earnings	9	75.7p	64.4p	56.1p
Dividends	7	32.2p	25.8p	20.2p

Balance sheets at 31 December 2007

	Note	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Assets					
Cash and balances at central banks		17,866	6,121	—	—
Treasury and other eligible bills subject to repurchase agreements	29	7,090	1,426	—	—
Other treasury and other eligible bills		11,139	4,065	—	—
Treasury and other eligible bills	10	18,229	5,491	—	—
Loans and advances to banks	10	219,460	82,606	7,686	7,252
Loans and advances to customers	10	829,250	466,893	307	286
Debt securities subject to repurchase agreements	29	100,561	58,874	—	—
Other debt securities		175,866	68,377	—	—
Debt securities	14	276,427	127,251	—	—
Equity shares	15	53,026	13,504	—	—
Investments in Group undertakings	16	—	—	43,542	21,784
Settlement balances		16,589	7,425	—	—
Derivatives	13	337,410	116,681	173	—
Intangible assets	17	48,492	18,904	—	—
Property, plant and equipment	18	18,750	18,420	—	—
Prepayments, accrued income and other assets	19	19,066	8,136	127	3
Assets of disposal groups		45,954	—	—	—
Total assets		1,900,519	871,432	51,835	29,325
Liabilities					
Deposits by banks	10	312,633	132,143	5,572	738
Customer accounts	10	682,365	384,222	—	—
Debt securities in issue	10	273,615	85,963	13,453	2,139
Settlement balances and short positions	10	91,021	49,476	—	—
Derivatives	13	332,060	118,112	179	42
Accruals, deferred income and other liabilities	21	34,024	15,660	8	15
Retirement benefit liabilities	3	496	1,992	—	—
Deferred taxation	22	5,510	3,264	3	—
Insurance liabilities	23	10,162	7,456	—	—
Subordinated liabilities	24	37,979	27,654	7,743	8,194
Liabilities of disposal groups		29,228	—	—	—
Total liabilities		1,809,093	825,942	26,958	11,128
Minority interests	25	38,388	5,263	—	—
Equity owners	26, 27	53,038	40,227	24,877	18,197
Total equity		91,426	45,490	24,877	18,197
Total liabilities and equity		1,900,519	871,432	51,835	29,325

The accounts were approved by the Board of directors on 27 February 2008 and signed on its behalf by:

Sir Tom McKillop
Chairman

Sir Fred Goodwin
Group Chief Executive

Guy Whittaker
Group Finance Director

Statements of recognised income and expense for the year ended 31 December 2007

	Group			Company		
	2007 £m	2006 £m	2005 £m	2007 £m	2006 £m	2005 £m
Available-for-sale investments						
Net valuation (losses)/gains taken direct to equity	(776)	4,792	35	—	—	—
Net profit taken to income on sales	(513)	(313)	(582)	—	—	—
Cash flow hedges						
Net (losses)/gains taken direct to equity	(426)	(109)	18	—	—	—
Net (gains)/losses taken to earnings	(138)	(140)	(85)	3	3	6
Exchange differences on translation of foreign operations	2,210	(1,681)	842	—	—	—
Actuarial gains/(losses) on defined benefit plans	2,189	1,781	(799)	—	—	—
Income/(expense) before tax on items recognised direct in equity	2,546	4,330	(571)	3	3	6
Tax on items recognised direct in equity	(170)	(1,173)	478	(1)	(1)	(2)
Net income/(expense) recognised direct in equity	2,376	3,157	(93)	2	2	4
Profit for the year	7,712	6,497	5,558	2,499	3,499	2,074
Total recognised income and expense for the year	10,088	9,654	5,465	2,501	3,501	2,078
Attributable to:						
Equity owners	8,610	7,707	5,355	2,501	3,501	2,078
Minority interests	1,478	1,947	110	—	—	—
	10,088	9,654	5,465	2,501	3,501	2,078

Cash flow statements for the year ended 31 December 2007

		Group			Company		
	Note	2007 £m	2006 £m	2005 £m	2007 £m	2006 £m	2005 £m
Operating activities							
Operating profit before tax		9,900	9,186	7,936	2,372	3,486	1,932
Adjustments for:							
Depreciation and amortisation		1,970	1,678	1,825	—	—	—
Interest on subordinated liabilities		1,542	1,386	1,271	470	520	583
Charge for defined benefit pension schemes		489	580	462	—	—	—
Cash contribution to defined benefit pension schemes		(599)	(536)	(452)	—	—	—
Elimination of foreign exchange differences		(10,282)	4,516	(3,060)	(58)	(22)	(30)
Other non-cash items		(3,235)	(1,120)	(1,412)	1	18	(104)
Net cash (outflow)/inflow from trading activities		(215)	15,690	6,570	2,785	4,002	2,381
Changes in operating assets and liabilities		28,261	3,980	(519)	15,562	(508)	2,050
Net cash flows from operating activities before tax		28,046	19,670	6,051	18,347	3,494	4,431
Income taxes (paid)/received		(2,442)	(2,229)	(1,911)	6	154	(18)
Net cash flows from operating activities	34	25,604	17,441	4,140	18,353	3,648	4,413
Investing activities							
Sale and maturity of securities		63,007	27,126	39,472	—	—	—
Purchase of securities		(61,020)	(19,126)	(39,196)	—	—	—
Investment in subsidiaries		—	—	—	(18,510)	(1,097)	(2,961)
Disposal of subsidiaries		—	—	—	6	—	—
Sale of property, plant and equipment		5,786	2,990	2,220	—	—	—
Purchase of property, plant and equipment		(5,080)	(4,282)	(4,812)	—	—	—
Discontinued activities		(334)	—	—	—	—	—
Net investment in business interests and intangible assets	35	13,640	(63)	(296)	—	—	—
Loans to subsidiaries		—	—	—	—	—	(337)
Repayments from subsidiaries		—	—	—	469	547	1,163
Net cash flows from investing activities		15,999	6,645	(2,612)	(18,035)	(550)	(2,115)
Financing activities							
Issue of ordinary shares		77	104	163	77	104	163
Issue of other equity interests		3,600	671	1,649	3,600	671	1,649
Issue of paid up equity		1,073	—	—	1,073	—	—
Issue of subordinated liabilities		1,018	3,027	1,234	—	399	337
Proceeds of minority interests issued		31,095	1,354	1,264	—	—	—
Redemption of minority interests		(545)	(61)	(121)	—	—	—
Repurchase of ordinary shares		—	(991)	—	—	(991)	—
Shares purchased by employee trusts		(65)	(254)	—	—	—	—
Shares issued under employee share schemes		79	108	—	—	7	—
Repayment of subordinated liabilities		(1,708)	(1,318)	(1,553)	(469)	(547)	(1,183)
Dividends paid		(3,411)	(2,727)	(2,007)	(3,290)	(2,661)	(1,912)
Interest on subordinated liabilities		(1,522)	(1,409)	(1,332)	(455)	(497)	(577)
Net cash flows from financing activities		29,691	(1,516)	(703)	536	(3,515)	(1,523)
Effects of exchange rate changes on cash and cash equivalents		6,010	(3,466)	1,703	62	(52)	42
Net increase/(decrease) in cash and cash equivalents		77,304	19,102	2,528	916	(469)	817
Cash and cash equivalents 1 January		71,651	52,549	50,021	657	1,126	309
Cash and cash equivalents 31 December		148,955	71,651	52,549	1,573	657	1,126

Financial statements

Accounting policies

1. Presentation of accounts

The accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS") as adopted by the European Union ("EU"). The EU has not adopted the complete text of IAS 39 'Financial Instruments: Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group's financial statements are prepared in accordance with IFRS as issued by the IASB. The date of transition to IFRS for the Group and the company (The Royal Bank of Scotland Group plc) and the date of their opening IFRS balance sheets was 1 January 2004.

The Group has adopted IFRS 7 'Financial Instruments: Disclosures' for the accounting period beginning 1 January 2007. This has had no effect on the results, cash flows or financial position of the Group or the company. However, there are changes to the notes on the accounts and comparative information is presented accordingly.

The Group is no longer required to include reconciliations of shareholders' equity and net income under IFRS and US GAAP in its filings with the Securities and Exchange Commission in the US.

The company is incorporated in the UK and registered in Scotland. The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

The company accounts are presented in accordance with the Companies Act 1985.

2. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and entities (including certain special purpose entities) that continue to be controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary's net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries are included up until the Group ceases to control them through a sale or significant change in circumstances.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

3. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable, that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer's account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

Insurance premiums – see accounting policy 10 below.

4. Pensions and other post-retirement benefits

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). The current service cost and any past service costs together with the expected return on scheme assets less the unwinding of the discount on the scheme liabilities is charged to operating expenses. Actuarial gains and losses are recognised in full in the period in which they occur outside profit or loss and presented in the statement of recognised income and expense.

Contributions to defined contribution pension schemes are recognised in the income statement when payable.

5. Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets' estimated economic lives using methods that best reflect the pattern of economic benefits and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overhead. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overhead. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Acquired goodwill being the excess of the cost of an acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet caption 'Intangible assets' and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

On implementation of IFRS, the Group did not restate business combinations that occurred before January 2004. Under previous GAAP, goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group's opening IFRS balance sheet (1 January 2004) was £13,131 million, its carrying value under previous GAAP.

6. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see accounting policy 21 below)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

Under previous GAAP, the Group's freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group elected to use this valuation as at 31 December 2003 (£2,391 million) as deemed cost for its opening IFRS balance sheet (1 January 2004).

7. Impairment of intangible assets and property, plant and equipment

At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

8. Foreign currencies

The Group's consolidated financial statements are presented in sterling which is the functional currency of the company.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised directly in equity and included in profit or loss on its disposal.

9. Leases

Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairment. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see accounting policy 6 above).

10. Insurance

General insurance

General insurance comprises short-duration contracts, principally property and liability insurance contracts. Due to the nature of the products sold – retail-based property and casualty, motor, home and personal health insurance contracts – the insurance protection is provided on an even basis throughout the term of the policy.

Premiums from general insurance contracts are recognised in the accounting period in which they begin. Unearned premiums represent the proportion of the net premiums that relate to periods of insurance after the balance sheet date and are calculated over the period of exposure under the policy, on a daily basis, 24th's basis or allowing for the estimated incidence of exposure under policies which are longer than twelve months. Provision is made where necessary for the estimated amount of claims over and above unearned premiums including that in respect of future written business on discontinued lines under the run-off of delegated underwriting authority arrangements. The provision is designed to meet future claims and related expenses and is calculated across related classes of business on the basis of a separate carry forward of deferred acquisition expenses after making allowance for investment income.

Acquisition expenses relating to new and renewed business for all classes are expensed over the period during which the premiums are earned. The principal acquisition costs so deferred are commissions payable, costs associated with the telesales and underwriting staff and prepaid claims handling costs in respect of delegated claims handling arrangements for claims which are expected to occur after the balance sheet date. Claims and the related reinsurance are recognised in the accounting period in which the loss occurs. Provision is made for the full cost of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date, and claims handling expenses. The related reinsurance receivable is recognised at the same time.

Life assurance

The Group's long-term assurance contracts include whole-life term assurance, endowment assurance, flexible whole-life, pension and annuity contracts that are expected to remain in force for an extended period of time. Long-term assurance contracts under which the Group does not accept significant insurance risk are classified as financial instruments.

The Group recognises the value of in-force long-term assurance contracts as an asset. Cash flows associated with in-force contracts and related assets, including reinsurance cash flows, are projected, using appropriate assumptions as to future mortality, persistency and levels of expenses and excluding the value of future investment margins, to estimate future surpluses attributable to the Group. These surpluses, discounted at a risk-adjusted rate, are recognised as a separate asset. Changes in the value of this asset are included in profit or loss.

Premiums on long-term insurance contracts are recognised as income when receivable. Claims on long-term insurance contracts reflect the cost of all claims arising during the year, including claims handling costs. Claims are recognised when the Group becomes aware of the claim.

Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset recorded.

11. Taxation

Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

12. Financial assets

On initial recognition financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset may be classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

The principal category of financial assets designated as at fair value through profit or loss is policyholders' assets underpinning insurance and investment contracts issued by the Group's life assurance businesses. Fair value designation significantly reduces the measurement inconsistency that would arise if these assets were classified as available-for-sale.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see accounting policy 3 above). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

13. Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost – if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition.

Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

14. Financial liabilities

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The principal categories of financial liabilities designated as at fair value through profit or loss are (a) structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value; and (b) investment contracts issued by the Group's life assurance businesses: fair value designation significantly reduces the measurement inconsistency that would arise if these liabilities were measured at amortised cost.

All other financial liabilities are measured at amortised cost using the effective interest method (see accounting policy 3 above).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

15. Derecognition

A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires.

16. Sale and repurchase transactions

Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by the Group continue to be shown on the balance sheet and the sale proceeds recorded as a deposit. Securities acquired in a reverse sale and repurchase transaction under which the Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration is recorded in Loans and advances to banks or Loans and advances to customers as appropriate.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised. Cash collateral received or given is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

17. Netting

Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and it intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities but where it does not intend to settle the amounts net or simultaneously and therefore the assets and liabilities concerned are presented gross.

18. Capital instruments

The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

19. Derivatives and hedging

Derivative financial instruments are recognised initially, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative's components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in the fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge – where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation – in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge.

20. Share-based payments
The Group grants options over shares in The Royal Bank of Scotland Group plc to its employees under various share option schemes. The Group has applied IFRS 2 'Share-based Payment' to grants under these schemes after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is estimated using valuation techniques which take into account the option's exercise price, its term, the risk-free interest rate and the expected volatility of the market price of The Royal Bank of Scotland Group plc's shares. Vesting conditions are not taken into account when measuring fair value, but are reflected by adjusting the number of options included in the measurement of the transaction such that the amount recognised reflects the number that actually vest. The fair value is expensed on a straight-line basis over the vesting period.

21. Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

22. Cash and cash equivalents
Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

23. Shares in Group entities
The company's investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's Framework for the Preparation and Presentation of Financial Statements.
The judgements and assumptions involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions
The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2007, gross loans and advances to customers totalled £835,688 million (2006 – £470,826 million) and customer loan impairment provisions amounted to £6,438 million (2006 – £3,933 million).

There are two components to the Group's loan impairment provisions: individual and collective.

Individual component – all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management's best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer's debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 3 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes' liabilities. Different assumptions could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group's pension schemes are set out in Note 3 on the accounts. A pension asset of £836 million and a liability of £496 million were recognised in the balance sheet at 31 December 2007 (2006 liability – £1,992 million).

Fair value – financial instruments

Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. Gains or losses arising from changes in the fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised.

Financial instruments measured at fair value include:

Loans and advances (held-for-trading and designated as at fair value though profit or loss) – principally comprise reverse repurchase agreements (reverse repos) and syndicated loans. In repurchase agreements one party agrees to sell securities to another and simultaneously agrees to repurchase the securities at a future date for a specified price. The repurchase price is fixed at the outset, usually being the original sale price plus an amount representing interest for the period from the sale to the repurchase. Syndicated loans measured at fair value are amounts retained, from syndications where the Group was lead manager or underwriter, in excess of the Group's intended long term participation.

Treasury and other eligible bills and debt securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) – treasury bills are UK and foreign government treasury bills and other bank bills eligible for refinancing with central banks. Debt securities include those issued by governments, municipal bodies, mortgage agencies and financial institutions as well as corporate bonds, debentures and residual interests in securitisations.

Equity securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) – comprise equity shares of companies or corporations both listed and unlisted.

Deposits by banks and customer accounts (held-for-trading and designated as at fair value though profit or loss) – deposits measured at fair value principally include repurchase agreements (repos) discussed above and investment contracts issued by the Group's life assurance businesses.

Debt securities in issue (held-for-trading and designated as at fair value though profit or loss) – measured at fair value and principally comprise medium term notes.

Short positions (held-for-trading) – arise in dealing and market making activities where treasury and other eligible bills, debt securities and equity shares are sold which the Group does not currently possess.

Derivatives – these include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

Swaps include currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps. A swap is an agreement to exchange cash flows in the future in accordance with a pre-arranged formula. In currency swap transactions, interest payment obligations are exchanged on assets and liabilities denominated in different currencies; the exchange of principal may be notional or actual. Interest rate swap contracts generally involve exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Forwards include forward foreign exchange contracts and forward rate agreements. A forward contract is a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, on an agreed future date. Forward foreign exchange contracts are contracts for the delayed delivery of currency on a specified future date. Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified term starting on a specific future date; there is no exchange of principal.

Futures are exchange-traded forward contracts to buy (or sell) standardised amounts of underlying physical or financial commodities. The Group buys and sells currency, interest rate and equity futures. Options include exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions. They are contracts that give the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity at an agreed price on an agreed date or over an agreed period.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities which are derivatives of the same underlying instrument, fair value is determined by valuing the gross long and short positions at current mid market prices, with an adjustment at portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument's complexity and the availability of market-based data.

The table below shows financial instruments carried at fair value at 31 December 2007, by valuation method.

Financial instruments measured at fair value	Quoted prices in active markets(1) £bn	Valuation techniques based on observable market data(2) £bn	Valuation techniques incorporating information other than observable market data(3) £bn	Total £bn
Assets				
Fair value though profit or loss				
Loans and advances to banks	—	71.5	0.1	71.6
Loans and advances to customers	—	94.4	13.1	107.5
Treasury and other eligible bills and debt securities	83.1	101.7	11.6	196.4
Equity shares	36.5	8.1	0.8	45.4
Derivatives	1.9	330.3	5.2	337.4
Available-for-sale				
Treasury and other eligible bills and debt securities	32.1	62.4	1.1	95.6
Equity shares	5.8	1.0	0.8	7.6
	159.4	669.4	32.7	861.5
Liabilities				
Deposits by banks and customer accounts	—	131.9	1.5	133.4
Debt securities in issue	—	42.1	9.2	51.3
Short positions	63.6	9.9	—	73.5
Derivatives	2.1	325.6	4.4	332.1
Other financial liabilities (4)	—	0.9	0.2	1.1
	65.7	510.4	15.3	591.4

Notes:

(1) Financial assets and financial liabilities valued using unadjusted quoted prices in active markets for identical assets or liabilities. This category includes listed equity shares, exchange-traded derivatives, UK, US and certain other government securities, and US agency securities in active markets.

(2) Financial assets and financial liabilities valued using techniques based on observable market data. Instruments in this category are valued using:

(a) quoted prices for similar assets or liabilities, or identical assets or liabilities in markets which are considered to be less than active; or

(b) valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.

Financial assets and financial liabilities in this category include repos, reverse repos, structured and US commercial mortgage loans, structured deposits, investment contracts issued by the Group's life assurance businesses, corporate and municipal debt securities, most debt securities in issue, certain unlisted equity shares for which recent market data are available, the majority of the Group's OTC derivatives and certain instruments listed in (1) above where markets are considered to be less than active.

(3) Valuation techniques incorporating information other than observable market data are used for instruments where at least one input (which could have a significant effect on the instrument's valuation) cannot be based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used; if not, the input is estimated. Financial assets and liabilities in this category include certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine collateralised debt obligations (CDOs) and other sub-prime trading inventory, less liquid debt securities, certain structured debt securities in issue and OTC derivatives where valuation depends upon unobservable inputs such as certain long dated and exotic contracts. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(4) Other financial liabilities comprise subordinated liabilities and provisions relating to undrawn syndicated loan facilities.

The Group uses a number of methodologies to determine the fair value of financial instruments for which observable prices in active markets for identical instruments are not available. These techniques include: relative value methodologies based on observable prices for similar instruments; present value approaches where future cash flows from the asset or liability are estimated and then discounted using a risk-adjusted interest rate; and Black-Scholes, Monte-Carlo and binomial option pricing models. The principal inputs to these valuation techniques are listed below. Values between and beyond available data points are obtained by interpolation and extrapolation.

- Bond prices – quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.

- Credit spreads – where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

- Interest rates – these are principally benchmark interest rates such as the London Inter-Bank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.

- Foreign currency exchange rates – there are observable markets both spot and forward and in futures in the world's major currencies.

- Equity and equity index prices – quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

- Commodity prices – many commodities are actively traded in spot, forward and futures on exchanges in London, New York and other commercial centres.

- Price volatilities and correlations – volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the value of certain products such as derivatives with more than one underlying variable that is correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

- Prepayment rates – the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets the Group incorporates the value of the prepayment option.

- Counterparty credit spreads – adjustment is made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameter), for example many OTC derivative price quotations are for transactions with a counterparty with an 'AA' credit rating.

The Group refines and modifies its valuation techniques as markets and products develop and the pricing for individual products becomes more transparent.

While the Group believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions could result in different estimates of fair value at the balance sheet date. Portfolios whose fair values are based on valuation techniques incorporating information other than observable market data and related sensitivity analysis on portfolios at 31 December 2007 are summarised in the table below.

	Assets				Liabilities				
Portfolio	Loans and advances £bn	Securities £bn	Derivatives £bn	Total £bn	Deposits £bn	Debt securities in issue £bn	Derivatives £bn	Other financial liabilities £bn	Total £bn
Syndicated loans	4.6			4.6					
Commercial mortgages	2.2			2.2					
Super senior tranches of asset-backed CDOs		3.8		3.8					
Other debt securities		8.8		8.8					
Exotic derivatives			5.2	5.2			4.4		4.4
Other portfolios	6.4	1.7		8.1	1.5	9.2		0.2	10.9
	13.2	14.3	5.2	32.7	1.5	9.2	4.4	0.2	15.3

Syndicated loans – syndicated loans are valued by considering recent syndication prices in the same or similar assets, prices in the secondary loan market, and with reference to relevant indices for credit products and credit default swaps such as the LevX, LCDX, ITraxx and CDX. Assumptions relating to the expected refinancing period are based on market experience and market convention. Adjustments to observed prices are made for differences between instruments, such as counterparty creditworthiness, term, and quality of any collateral.

The fair value of drawn syndicated loans valued using techniques other than by considering recent syndication prices in the same or similar assets and prices in the secondary loan market was £4,624 million. Using reasonably possible alternative assumptions about refinancing periods (which were stressed by one year) and the value attributed to potentially favourable flexible loan conditions (which are attributed no value in reported figures) would reduce the fair value by up to £46 million or increase the fair value by up to £83 million.

Commercial mortgages – senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired by the Group for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement.

Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data. Using reasonably possible alternative assumptions for credit spreads (taking into account all other applicable factors) would reduce the fair value by up to £52 million or increase the fair value by up to £49 million.

Super senior tranches of asset-backed CDOs – the Group is a participant in the US asset-backed securities market: buying residential mortgage-backed securities ('RMBS'), including securities backed by US sub-prime mortgages, and repackaging them into collateralised debt obligations ('CDOs') for sale to investors. The Group retains exposure to some of the super senior tranches of these CDOs. In the second half of 2007, rising mortgage delinquencies and expectations of declining house prices in the US led to a deterioration of the estimated fair value of these exposures.

An analysis of the Group's super senior tranche exposures to these CDOs is shown below:

	High grade	Mezzanine
Exposure (£m)	6,420	3,040
Exposure after hedges (£m)	3,073	1,790
Weighted average attachment point (1)	29%	46%
% of underlying RMBS sub-prime assets	69%	91%
Of which originated in:		
– 2005 and earlier	24%	23%
– 2006	28%	69%
– 2007	48%	8%
Collateral by rating:		
– investment grade	98%	31%
– non-investment grade	2%	69%
Net exposure (£m)	2,581	1,253
Effective attachment point post write down	40%	62%

Note:

(1) Attachment point is the minimum level of losses in a portfolio to which a tranche is exposed, as a percentage of the total notional size of the portfolio. For example, a 5-10% tranche has an attachment point of 5% and a detachment point of 10%. When the accumulated loss of the reference pool is no more than 5% of the total initial notional of the pool, the tranche will not be affected. However, when the loss has exceeded 5%, any further loss will be deducted from the tranche's notional principal until the detachment point, 10%, is reached.

The Group's valuation of the super senior asset-backed CDO exposures takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments. There is significant subjectivity in the valuation with very little market activity to provide support for fair value levels at which willing buyers and sellers would transact.

The Group's proprietary model predicts the expected cash flows of the underlying mortgages using assumptions about future macroeconomic conditions (including house price appreciation and depreciation) and defaults/delinquencies on these underlying mortgages derived from publicly available data. The resulting cash flows are discounted using a risk adjusted rate.

Alternative valuations have been produced using reasonably possible alternative assumptions about macroeconomic conditions including house price appreciation and depreciation, and the effect of regional variations. In addition, the discount rate applied to the model output has been stressed. The output from using these alternative assumptions has been compared with inferred pricing from other published data.

The Group believes that reasonably possible alternative assumptions could reduce or increase predicted cumulative losses from the model by up to 20%. Using these alternative assumptions would reduce the fair value by up to £385 million or increase the fair value by up to £235 million.

Other debt securities – where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the individual debt security and the available benchmark data. Using differing assumptions about this relationship would result in different fair values for these assets. Using reasonably possible alternative assumptions for credit spread (taking into account the underlying currency, tenor and rating) would reduce the fair value by up to £88 million or increase the fair value by up to £109 million.

Derivatives – derivatives are priced using quoted prices for the same or similar instruments where these are available. However, the majority of derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs.

Unobservable inputs used are based on estimates taking into account a range of available information including historic analysis, historic traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data. Using reasonably possible alternative assumptions, principally correlations, including the relative impact of unobservable inputs as compared to those which may be observed, would reduce the fair value by up to £80 million or increase the fair value by up to £80 million.

Other portfolios – other than the portfolios discussed above, there are other financial instruments which are held at fair value determined from data which are not market observable, or incorporating material adjustments to market observed data. Using reasonably possible alternative assumptions appropriate to the financial asset or liability in question, such as credit spreads, derivative inputs and equity correlations, would reduce the fair value by up to £119 million or increase the fair value by up to £117 million.

General insurance claims
The Group makes provision for the full cost of settling outstanding claims arising from its general insurance business at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. General insurance claims provisions amounted to £5,466 million at 31 December 2007 (2006 – £5,247 million).

Provisions are determined by management based on experience of claims settled and on statistical models which require certain assumptions to be made regarding the incidence, timing and amount of claims and any specific factors such as adverse weather conditions. In order to calculate the total provision required, the historical development of claims is analysed using statistical methodology to extrapolate, within acceptable probability parameters, the value of outstanding claims at the balance sheet date. Also included in the estimation of outstanding claims are other assumptions such as the inflationary factor used for bodily injury claims which is based on historical trends and, therefore, allows for some increase due to changes in common law and statute. Costs for both direct and indirect claims handling expenses are also included. Outward reinsurance recoveries are accounted for in the same accounting period as the direct claims to which they relate. The outstanding claims provision is based on information available to management and the eventual outcome may vary from the original assessment. Actual claims experience may differ from the historical pattern on which the estimate is based and the cost of settling individual claims may exceed that assumed.

Goodwill
The Group capitalises goodwill arising on the acquisition of businesses, as discussed in accounting policy 5. The carrying value of goodwill as at 31 December 2007 was £42,369 million (2006 – £17,889 million).

Goodwill is the excess of the cost of an acquired business over the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group's cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash generating units with its recoverable amount. The recoverable amount is the higher of the unit's fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm's length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

Accounting developments

International Financial Reporting Standards

The International Financial Reporting Interpretations Committee ('IFRIC') issued interpretation IFRIC 11 'Group and Treasury Share Transactions' in November 2006. Entities which buy their own shares, or whose shareholders buy shares in the reporting entity, in order to provide incentives to employees must account for those incentives on an equity-settled basis. This principle applies also to the accounting by subsidiaries. The interpretation is effective for annual accounting periods beginning on or after 1 March 2007 and is not expected to have a material effect on the Group or company.

The IFRIC issued interpretation IFRIC 12 'Service Concession Arrangements' in November 2006. Entities providing infrastructure and services to governments under concession arrangements must account for each component of the arrangement separately. Infrastructure provided under these arrangements may be recognised as either a financial asset or an intangible asset. The interpretation is effective for accounting periods beginning on or after 1 January 2008 and is not expected to have a material effect on the Group or company.

The IASB issued IFRS 8 'Operating Segments' in November 2006. This will replace IAS 14 'Segment Reporting' for accounting periods beginning on or after 1 January 2009. IFRS 8 requires entities to report segment information as reported to management and reconcile it to the financial statements and is not expected to have a material effect on the Group or company.

The IASB issued a revised IAS 23 'Borrowing Costs' in March 2007. Entities are required to capitalise borrowing costs attributable to the development or construction of intangible assets or property plant or equipment. The standard is effective for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or company.

The IFRIC issued interpretation IFRIC 13 'Customer Loyalty Programmes' in June 2007. Entities that provide customers with benefits ancillary to a sale of goods or services should apportion the sales proceeds to those benefits on the basis of relative fair values. The interpretation is effective for accounting periods beginning on or after 1 July 2008 and is not expected to have a material effect on the Group or company.

The IFRIC issued interpretation IFRIC 14 'IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction' in July 2007. The net pension asset that may be recognised by a sponsoring entity is limited to the amount to which it has an unconditional right of refund or can be recovered through the settlement of plan liabilities. Entities legally bound to minimum funding requirements are required to take account of those obligations when recognising the net asset or liability for an employee benefit scheme. The interpretation is effective for accounting periods beginning on or after 1 January 2008 and is not expected to have a material effect on the Group or company.

The IASB issued a revised IAS 1 'Presentation of Financial Statements' in September 2007 effective for accounting periods beginning on or after 1 January 2009. The amendments to the presentation requirements for financial statements are not expected to have a material effect on the Group or company.

The IASB published a revised IFRS 3 'Business Combinations' and related revisions to IAS 27 'Consolidated and Separate Financial Statements' following the completion in January 2008 of its project on the acquisition and disposal of subsidiaries. The standards improve convergence with US GAAP and provide new guidance on accounting for changes in interests in subsidiaries. The cost of an acquisition will comprise only consideration paid to vendors for equity; other costs will be expensed immediately. Groups will only account for goodwill on acquisition of a subsidiary; subsequent changes in interest will be recognised in equity and only on a loss of control will there be a profit or loss on disposal to be recognised in income. The changes are effective for accounting periods beginning on or after 1 July 2009 but both standards may be adopted together for accounting periods beginning on or after 1 July 2007. These changes will affect the Group's accounting for future acquisitions and disposals of subsidiaries.

The IASB published revisions to IAS 32 'Financial Instruments: Presentation' and consequential revisions to other standards in February 2008 to improve the accounting for and disclosure of puttable financial instruments. The revisions are effective for accounting periods beginning on or after 1 January 2009 but together they may be adopted earlier. They are not expected to have a material affect on the Group or the company.

Notes on the accounts

1 Income from trading activities

	Group		
	2007 £m	2006 £m	2005 £m
Foreign exchange (1)	1,050	738	647
Interest rate (2)	1,466	973	943
Credit (3)	(1,430)	841	666
Equities and commodities (4)	241	123	87
	1,327	2,675	2,343

The analysis of trading income is based on how the business is organised and the underlying risks managed.

Notes:

Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs. The types of instruments include:

(1) Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.

(2) Interest rate: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.

(3) Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.

(4) Equities and commodities: equity derivatives, commodity contracts and related hedges and funding.

2 Operating expenses

	Group		
	2007 £m	2006 £m	2005 £m
Wages, salaries and other staff costs	6,387	5,652	5,084
Social security costs	522	389	354
Share-based compensation	65	65	44
Pension costs (see Note 3)			
- defined benefit schemes	489	580	462
- defined contribution schemes	89	37	48
Staff costs	7,552	6,723	5,992
Premises and equipment	1,766	1,421	1,313
Other administrative expenses	3,147	2,658	2,816
Property, plant and equipment (see Note 18)	1,311	1,293	1,326
Intangible assets (see Note 17)	659	385	499
Depreciation and amortisation	1,970	1,678	1,825
	14,435	12,480	11,946

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes set in connection with the various acquisitions made by the Group:

	Group		
	2007 £m	2006 £m	2005 £m
Staff costs	18	76	148
Premises and equipment	4	10	39
Other administrative expenses	26	32	131
Depreciation and amortisation	60	16	140
	108	134	458

The average number of persons employed in the continuing operations of the Group during the year, excluding temporary staff, was 164,700 (2006 – 142,600; 2005 – 144,900); on the same basis the discontinued operations employed 5,800 (2006 and 2005 – nil). The average number of temporary employees during 2007 was 4,900. The number of persons employed in the continuing operations of the Group at 31 December, excluding temporary staff, was as follows:

	Group		
	2007	2006	2005
Global Banking & Markets	9,300	7,700	6,900
RFS Holdings excluding minority interest	31,100	—	—
UK Corporate Banking	9,600	8,800	8,200
Retail	41,400	42,900	43,400
Wealth Management	5,000	4,600	4,300
Ulster Bank	6,400	5,600	5,200
Citizens	23,900	24,600	26,000
RBS Insurance	18,000	18,500	20,500
Manufacturing	26,300	26,600	26,700
Centre	2,700	2,500	2,300
RFS Holdings minority interest	59,900	—	—
Total	233,600	141,800	143,500
UK	108,600	105,700	107,200
US	27,100	26,200	27,400
Europe	41,300	8,100	7,800
Rest of the World	56,600	1,800	1,100
Total	233,600	141,800	143,500

3 Pension costs

Members of the Group sponsor a number of pension schemes in the UK and overseas, predominantly defined benefit schemes, whose assets are independent of the Group's finances. The Group's defined benefit schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006 The Royal Bank of Scotland Group Pension Fund ('Main scheme') has been closed to new entrants.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of eligible employees. The amounts are not material.

Interim valuations of the Group's schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	Main scheme			All schemes		
Principal actuarial assumptions at 31 December	2007	2006	2005	2007	2006	2005
				weighted average		
Discount rate	6.0%	5.3%	4.8%	5.8%	5.3%	4.8%
Expected return on plan assets (weighted average)	6.9%	6.9%	6.5%	6.8%	6.9%	6.5%
Rate of increase in salaries	4.5%	4.2%	4.0%	4.0%	4.1%	3.9%
Rate of increase in pensions in payment	3.2%	2.9%	2.7%	2.8%	2.8%	2.6%
Inflation assumption	3.2%	2.9%	2.7%	2.9%	2.9%	2.7%

	Main scheme			All schemes		
Major classes of plan assets as a percentage of total plan assets	2007	2006	2005	2007	2006	2005
Equities	61.0%	60.5%	61.3%	57.8%	60.7%	61.6%
Index-linked bonds	18.2%	17.3%	18.1%	13.1%	16.1%	16.8%
Government fixed interest bonds	1.2%	2.5%	1.8%	12.9%	3.3%	2.6%
Corporate and other bonds	15.1%	14.0%	14.6%	12.0%	13.9%	14.6%
Property	3.8%	4.3%	3.6%	3.0%	4.5%	3.7%
Cash and other assets	0.7%	1.4%	0.6%	1.2%	1.5%	0.7%

Ordinary shares of the company with a fair value of £69 million (2006 – £89 million; 2005 – £78 million) are held by the Group's pension schemes; £65 million (2006 – £87 million; 2005 – £76 million) in the Main scheme which also holds other financial instruments issued by the Group with a value of £606 million (2006 – £258 million; 2005 – £299 million).

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	Main scheme			All schemes		
	2007	2006	2005	2007	2006	2005
Equities	8.1%	8.1%	7.7%	8.1%	8.1%	7.7%
Index-linked bonds	4.5%	4.5%	4.1%	4.5%	4.5%	4.1%
Government fixed interest bonds	4.5%	4.5%	4.1%	4.7%	4.5%	4.1%
Corporate and other bonds	5.5%	5.3%	4.8%	5.5%	5.3%	4.8%
Property	6.3%	6.3%	5.9%	6.3%	6.3%	5.9%
Cash and other assets	4.6%	4.6%	4.2%	4.5%	4.4%	3.7%

Post-retirement mortality assumptions (Main scheme)	2007	2006	2005
Longevity at age 60 for current pensioners (years)			
Males	26.0	26.0	25.4
Females	26.8	28.9	28.2
Longevity at age 60 for future pensioners (years)			
Males	28.1	26.8	26.2
Females	28.2	29.7	29.0

These post-retirement mortality assumptions are derived from standard mortality tables used by the scheme actuary to value the liabilities for the main scheme. Following a comprehensive review of the mortality experience of the main scheme over the last three years by the scheme actuary, different standard mortality tables (adjusted as appropriate) have been used in valuing the scheme liabilities as at 31 December 2007.

3 Pension costs *(continued)*

Changes in value of net pension deficit/(surplus)	Main scheme Fair value of plan assets £m	Main scheme Present value of defined benefit obligations £m	Main scheme Net pension deficit/(surplus) £m	All schemes Fair value of plan assets £m	All schemes Present value of defined benefit obligations £m	All schemes Net pension deficit/(surplus) £m
At 1 January 2006	15,914	19,118	3,204	17,388	21,123	3,735
Currency translation and other adjustments	—	—	—	(59)	(65)	(6)
Income statement:						
Expected return	1,022		(1,022)	1,073		(1,073)
Interest cost		918	918		985	985
Current service cost		571	571		645	645
Past service cost		15	15		23	23
	1,022	1,504	482	1,073	1,653	580
Statement of recognised income and expense:						
Actuarial gains and losses	552	(1,077)	(1,629)	587	(1,194)	(1,781)
Contributions by employer	427	—	(427)	536	—	(536)
Benefits paid	(515)	(515)	—	(538)	(538)	—
Expenses included in service cost	(26)	(26)	—	(28)	(28)	—
At 1 January 2007	17,374	19,004	1,630	18,959	20,951	1,992
Currency translation and other adjustments	—	—	—	381	385	4
Income statement:						
Expected return	1,182		(1,182)	1,394		(1,394)
Interest cost		1,007	1,007		1,177	1,177
Current service cost		566	566		684	684
Past service cost		19	19		22	22
	1,182	1,592	410	1,394	1,883	489
Statement of recognised income and expense:						
Actuarial gains and losses	163	(1,937)	(2,100)	19	(2,170)	(2,189)
Acquisition of subsidiaries	—	—	—	6,997	6,960	(37)
Intra-group transfers	30	30	—	—	—	—
Contributions by employer	416	—	(416)	599	—	(599)
Contributions by plan participants	—	—	—	5	5	—
Benefits paid	(551)	(551)	—	(652)	(652)	—
Expenses included in service cost	(39)	(39)	—	(40)	(40)	—
At 31 December 2007	18,575	18,099	(476)	27,662	27,322	(340)

Net pension surplus comprises:	£m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 19)	(836)
Net liabilities of schemes in deficit	496
	(340)

Acquisition of subsidiaries includes fair value of plan assets of £6,118 million and present value of defined benefit obligations £5,962 million in respect of ABN AMRO's principal pension scheme in the Netherlands. At 31 December 2007, these were £6,417 million and £6,189 million respectively. The principal actuarial assumptions at 31 December 2007 were: discount rate 5.4%; expected return on plan assets (weighted average) 6.2%; rate of increase in salaries 2.5%; rate of increase in pensions in payment 2.0%; and inflation assumption 2.0%.

The Group expects to contribute £481 million to its defined benefit pension schemes in 2008 (Main scheme – £413 million). Of the net liabilities of schemes in deficit, £212 million (2006 – £106 million) relates to unfunded schemes.

Cumulative net actuarial gains of £1,570 million (2006 – £619 million losses; 2005 – £2,400 million losses) have been recognised in the statement of recognised income and expense, of which £1,579 million (2006 – £521 million losses; 2005 – £2,150 million losses) relate to the Main scheme.

History of defined benefit schemes	Main scheme 2007 £m	Main scheme 2006 £m	Main scheme 2005 £m	Main scheme 2004 £m	All schemes 2007 £m	All schemes 2006 £m	All schemes 2005 £m	All schemes 2004 £m
Fair value of plan assets	18,575	17,374	15,914	13,569	27,662	18,959	17,388	14,798
Present value of defined benefit obligations	18,099	19,004	19,118	16,051	27,322	20,951	21,123	17,738
Net surplus/(deficit)	476	(1,630)	(3,204)	(2,482)	340	(1,992)	(3,735)	(2,940)
Experience losses on plan liabilities	(256)	(4)	(41)	(624)	(210)	(19)	(68)	(631)
Experience gains on plan assets	163	552	1,556	392	19	587	1,660	408
Actual return on pension schemes assets	1,345	1,574	2,486	1,230	1,413	1,660	2,677	1,328

4 Auditors' remuneration

Amounts paid to the company's auditors for statutory audit and other services were as follows:

	Group	
	2007 £m	2006 £m
Fees payable for the audit of the Group's annual accounts	1.2	0.8
Fees payable to the auditors and their associates for other services to the Group:		
– The audit of the company's subsidiaries pursuant to legislation(1)	15.8	10.8
Total audit fees	17.0	11.6
– Other services pursuant to legislation (2)	4.9	5.9
– Other services relating to taxation	0.4	0.2
– Services relating to corporate finance transactions, including securitisations, entered into by the Group	5.5	2.4
– All other services	3.4	2.6
Total non-audit fees	14.2	11.1
Fees payable to the auditors and their associates in respect of pension schemes:		
– Audit	0.2	0.3
Total	31.4	23.0

Notes:

(1) Excluding fees paid in respect of ABN AMRO Holding B.V. which is audited by another firm.

(2) Includes fees for work relating to Section 404 of the US Sarbanes-Oxley Act.

5 Tax

	Group		
	2007 £m	2006 £m	2005 £m
Current taxation:			
Charge for the year	2,522	2,626	2,280
Over provision in respect of prior periods	(39)	(253)	(101)
Relief for overseas taxation	(198)	(147)	(171)
	2,285	2,226	2,008
Deferred taxation:			
Charge for the year	95	396	477
(Under)/over provision in respect of prior periods	(328)	67	(107)
Tax charge for the year	2,052	2,689	2,378

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2007 £m	2006 £m	2005 £m
Expected tax charge	2,970	2,756	2,381
Non-deductible items	263	288	309
Non-taxable items	(595)	(251)	(166)
Taxable foreign exchange movements	16	5	(10)
Foreign profits taxed at other rates	(37)	63	77
Reduction in deferred tax liability following change in the rate of UK Corporation Tax	(189)	—	—
Unutilised losses brought forward and carried forward	(9)	14	(5)
Adjustments in respect of prior periods	(367)	(166)	(208)
Actual tax charge	2,052	2,689	2,378

The effective tax rate for the year was 20.7% (2006 – 29.3%; 2005 – 30.0%). The tax rate benefited from a reduction of £189 million in the Group's deferred tax liability following the change in the rate of UK Corporation Tax from 30% to 28% from 1 April 2008.

6 Profit attributable to other owners

	Group		
	2007 £m	2006 £m	2005 £m
Dividends paid to other owners:			
Non-cumulative preference shares of US$0.01	152	99	58
Non-cumulative preference shares of €0.01	94	92	51
Total	246	191	109

Notes:

(1) In accordance with IAS 32, certain preference share issued by the company are included in subordinated liabilities and the related finance cost in interest payable.

(2) Between 1 January 2008 and the date of approval of these accounts, dividends amounting to US$161 million have been declared in respect of equity preference shares for payment on 31 March 2008.

7 Ordinary dividends

Prior year ordinary dividends per share in the table below have been restated for the effect of the bonus issue of ordinary shares in May 2007.

	Group					
	2007 p per share	2006 p per share	2005 p per share	2007 £m	2006 £m	2005 £m
Final dividend for previous year declared during the current year	22.1	17.7	13.7	2,091	1,699	1,308
Interim dividend	10.1	8.1	6.5	953	771	619
Total dividends paid on ordinary equity shares	32.2	25.8	20.2	3,044	2,470	1,927

Final dividends are not accounted for until they have been ratified by members in a general meeting. At the Annual General Meeting on 23 April 2008, a final dividend will be proposed in respect of 2007 of 23.1 pence per share (2006 – 22.1 pence per share) amounting to a total of £2.3 billion (2006 – £2.1 billion). The financial statements for the year ended 31 December 2007 do not reflect this dividend which, if approved, will be accounted for in owners' equity as an appropriation of retained profits in the year ending 31 December 2008.

8 Profit dealt with in the accounts of the company

As permitted by section 230(3) of the Companies Act 1985, the primary financial statements of the company do not include an income statement. Condensed information is set out below:

	Company		
	2007 £m	2006 £m	2005 £m
Dividends received from banking subsidiary	2,330	3,502	2,082
Dividends received from other subsidiaries	415	229	100
Total income	2,745	3,731	2,182
Interest receivable from subsidiaries	460	516	577
Interest payable to subsidiaries	(307)	(246)	(189)
Other net interest payable and operating expenses	(526)	(515)	(638)
Operating profit before tax	2,372	3,486	1,932
Tax	127	13	142
Profit for the year	2,499	3,499	2,074
Profit attributable to:			
Ordinary shareholders	2,253	3,308	1,965
Other owners	246	191	109
	2,499	3,499	2,074

9 Earnings per ordinary share

The earnings per share are based on the following:

	Group 2007 £m	Group 2006 £m	Group 2005 £m
Earnings:			
Profit attributable to ordinary shareholders	7,303	6,202	5,392
Add back dividends on dilutive convertible non-equity shares	60	64	65
Diluted earnings attributable to ordinary shareholders	7,363	6,266	5,457

	Number of shares - millions		
Number of ordinary shares:			
Weighted average number of ordinary shares in issue during the year	9,557	9,555	9,549
Effect of dilutive share options and convertible non-equity shares	166	174	180
Diluted weighted average number of ordinary shares during the year	9,723	9,729	9,729

The numbers of ordinary shares in issue in prior years have been restated for the effect of the bonus issue of ordinary shares in May 2007. All convertible preference shares have a dilutive effect in 2007, 2006 and 2005 and have been included in the computation of diluted earnings per share.

The effect of discontinued operations on earnings per share is not material.

10 Financial instruments

The following tables analyse the Group's financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

2007	Group Held-for-trading £m	Designated as at fair value through profit or loss £m	Hedging derivatives £m	Available-for-sale £m	Loans and receivables £m	Other (amortised cost) £m	Finance leases £m	Non financial assets/ liabilities £m	Total £m
Assets									
Cash and balances at central banks	—	—		—	17,866		—		17,866
Treasury and other eligible bills (1)	18,027	—		202	—		—		18,229
Loans and advances to banks (2)	71,639	—		—	147,821		—		219,460
Loans and advances to customers (3)	104,387	3,067		—	709,226		12,570		829,250
Debt securities	172,644	5,777		95,334	2,672		—		276,427
Equity shares	37,546	7,866		7,614	—		—		53,026
Settlement balances	—	—		—	16,589		—		16,589
Derivatives	334,857	—	2,553	—	—		—		337,410
Intangible assets								48,492	48,492
Property, plant and equipment								18,750	18,750
Prepayments, accrued income and other assets	—	—		—	877		—	18,189	19,066
Assets of disposal groups								45,954	45,954
	739,100	16,710	2,553	103,150	895,051		12,570	131,385	1,900,519
Liabilities									
Deposits by banks (4)	65,491	—				247,142	—		312,633
Customer accounts (5, 6)	60,425	7,505				614,435	—		682,365
Debt securities in issue (7, 8)	9,455	41,834				222,326	—		273,615
Settlement balances and short positions	73,501	—				17,520	—		91,021
Derivatives	329,351	—	2,709			—	—		332,060
Accruals, deferred income and other liabilities	210	—				1,545	19	32,250	34,024
Retirement benefit liabilities								496	496
Deferred taxation								5,510	5,510
Insurance liabilities								10,162	10,162
Subordinated liabilities	—	898				37,081	—	—	37,979
Liabilities of disposal groups								29,228	29,228
	538,433	50,237	2,709			1,140,049	19	77,646	1,809,093
Equity									91,426
									1,900,519

10 Financial instruments *(continued)*

2006	Held-for-trading £m	Designated as at fair value through profit or loss £m	Hedging derivatives £m	Available-for-sale £m	Loans and receivables £m	Other (amortised cost) £m	Finance leases £m	Non financial assets/liabilities £m	Total £m
	Group								
Assets									
Cash and balances at central banks	—	—		—	6,121		—		6,121
Treasury and other eligible bills (1)	4,516	—		975	—		—		5,491
Loans and advances to banks (2)	52,736	376		—	29,494		—		82,606
Loans and advances to customers (3)	72,462	1,327		—	381,583		11,521		466,893
Debt securities	95,192	5,989		25,509	561		—		127,251
Equity shares	3,038	2,610		7,856	—		—		13,504
Settlement balances	—	—		—	7,425		—		7,425
Derivatives	115,500	—	1,181	—	—		—		116,681
Intangible assets								18,904	18,904
Property, plant and equipment								18,420	18,420
Prepayments, accrued income and other assets	—	—		—	953		—	7,183	8,136
	343,444	10,302	1,181	34,340	426,137		11,521	44,507	671,432
Liabilities									
Deposits by banks (4)	57,452	—				74,691	—	—	132,143
Customer accounts (5,6)	46,797	3,922				333,503	—	—	384,222
Debt securities in issue (7,8)	2,141	10,499				73,323	—	—	85,963
Settlement balances and short positions	43,809	—				5,667	—	—	49,476
Derivatives	117,277	—	835			—	—	—	118,112
Accruals, deferred income and other liabilities	—	—				1,453	89	14,118	15,660
Retirement benefit liabilities								1,992	1,992
Deferred taxation								3,264	3,264
Insurance liabilities								7,456	7,456
Subordinated liabilities	—	124				27,530	—	—	27,654
	267,476	14,545	835			516,167	89	26,830	825,942
Equity									45,490
									871,432

Notes:

(1) Comprises treasury bills and similar securities of £16,315 million (2006 – £5,407 million) and other eligible bills of £1,914 million (2006 – £84 million).

(2) Includes reverse repurchase agreements of £175,941 million (2006 – £54,152 million) and items in the course of collection from other banks of £3,095 million (2006 – £3,471 million).

(3) Includes reverse repurchase agreements of £142,357 million (2006 – £62,908 million).

(4) Includes repurchase agreements of £163,038 million (2006 – £76,376 million) and items in the course of transmission to other banks of £372 million (2006 – £799 million).

(5) Includes repurchase agreements of £134,916 million (2006 – £63,984 million).

(6) The carrying amount of other customer accounts designated as at fair value through profit or loss is £77 million (2006 – £140 million) greater than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable. The amounts include investment contracts with a carrying value of £5,555 (2006 – £2,246 million).

(7) Comprises bonds and medium term notes of £119,021 million (2006 – £43,408 million) and certificates of deposit and other commercial paper of £154,594 (2006 – £42,555 million).

(8) £162 million (2006 – nil) has been recognised in profit or loss for changes in credit risk associated with these liabilities measured as the change in fair value from movements in the period in the credit risk premium payable by the Group. The carrying amount is £317 million (2006 – £383 million) lower than the principal amount.

Amounts included in the consolidated income statement:

	Group 2007 £m	2006 £m	2005 £m
Gains on financial assets/liabilities designated as at fair value through profit or loss	1,074	573	364
Gains on disposal or settlement of loans and receivables	3	21	25

On the initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data become observable; or when the transaction matures or is closed out as appropriate. At 31 December 2007, net gains of £72 million (2006 – £15 million) were carried forward in the balance sheet. During the year net gains of £67 million (2006 – £3 million) were deferred and £10 million (2006 – £4 million) released to profit or loss.

The following tables analyse the company's financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Company					
2007	Held-for-trading £m	Hedging derivatives £m	Loans and receivables £m	Other (amortised cost) £m	Non financial assets/ liabilities £m	Total £m
Assets						
Loans and advances to banks (1)	—	—	7,686		—	7,686
Loans and advances to customers (2)	—	—	307		—	307
Investment in Group undertakings	—	—	—		43,542	43,542
Derivatives	173	—	—		—	173
Prepayments, accrued income and other assets	—	—	—		127	127
	173	—	7,993		43,669	51,835
Liabilities						
Deposits by banks (3)	—	—		5,572	—	5,572
Debt securities in issue	—	—		13,453	—	13,453
Derivatives	125	54		—	—	179
Accruals, deferred income and other liabilities	—	—		—	8	8
Deferred taxation	—	—		—	3	3
Subordinated liabilities	—	—		7,743	—	7,743
	125	54		26,768	11	26,958
Equity						24,877
						51,835
2006						
Assets						
Loans and advances to banks (1)	—	—	7,252		—	7,252
Loans and advances to customers (2)	—	—	286		—	286
Investment in Group undertakings	—	—	—		21,784	21,784
Prepayments, accrued income and other assets	—	—	—		3	3
	—	—	7,538		21,787	29,325
Liabilities						
Deposits by banks (3)	—	—		738	—	738
Debt securities in issue	—	—		2,139	—	2,139
Derivatives	42	—		—	—	42
Accruals, deferred income and other liabilities	—	—		—	15	15
Subordinated liabilities	—	—		8,194	—	8,194
	42	—		11,071	15	11,128
Equity						18,197
						29,325

Notes:

(1) Includes amounts due from subsidiaries of £7,130 million (2006 – £7,252 million).

(2) Due from subsidiaries.

(3) Due to subsidiaries.

10 Financial instruments *(continued)*

The following table shows the carrying values and the fair values of financial instruments on the balance sheets carried at amortised cost.

	Group				Company			
	2007 Carrying value £m	2007 Fair value £m	2006 Carrying value £m	2006 Fair value £m	2007 Carrying value £m	2007 Fair value £m	2006 Carrying value £m	2006 Fair value £m
Financial assets								
Cash and balances at central banks	17,866	17,866	6,121	6,121	—	—	—	—
Loans and advances to banks								
Loans and receivables	147,821	147,818	29,494	29,474	7,686	7,686	7,252	7,252
Loans and advances to customers								
Loans and receivables	709,226	711,481	381,583	382,671	307	307	286	286
Finance leases	12,570	12,376	11,521	11,504	—	—	—	—
Debt securities								
Loans and receivables	2,672	2,644	561	561	—	—	—	—
Settlement balances	16,589	16,589	7,425	7,425	—	—	—	—
Financial liabilities								
Deposits by banks								
Amortised cost	247,142	246,966	74,691	74,510	5,572	5,572	738	738
Customer accounts								
Amortised cost	614,435	614,069	333,503	333,266	—	—	—	—
Debt securities in issue								
Amortised cost	222,326	222,206	73,323	73,580	13,453	13,453	2,139	2,139
Settlement balances	17,520	17,520	5,667	5,667	—	—	—	—
Subordinated liabilities								
Amortised cost	37,081	35,729	27,530	28,606	7,743	6,983	8,194	8,369

Remaining maturity

	Group					
	2007			2006		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets						
Cash and balances at central banks	17,866	—	17,866	6,121	—	6,121
Treasury and other eligible bills	18,108	121	18,229	5,491	—	5,491
Loans and advances to banks	187,969	31,491	219,460	82,193	413	82,606
Loans and advances to customers	396,453	432,797	829,250	263,504	203,389	466,893
Debt securities	51,980	224,447	276,427	25,324	101,927	127,251
Equity shares	—	53,026	53,026	—	13,504	13,504
Settlement balances	16,561	28	16,589	7,425	—	7,425
Derivatives	56,668	280,742	337,410	27,984	88,697	116,681
Liabilities						
Deposits by banks	303,273	9,360	312,633	124,584	7,559	132,143
Customer accounts	650,687	31,678	682,365	372,604	11,618	384,222
Debt securities in issue	155,742	117,873	273,615	41,957	44,006	85,963
Settlement balances and short positions	44,466	46,555	91,021	26,450	23,026	49,476
Derivatives	60,451	271,609	332,060	30,082	88,030	118,112
Subordinated liabilities	1,867	36,112	37,979	675	26,979	27,654

	Company					
	2007			2006		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets						
Loans and advances to banks	1,655	6,031	7,686	1,171	6,081	7,252
Loans and advances to customers	307	—	307	286	—	286
Derivatives	127	46	173	—	—	—
Liabilities						
Deposits by banks	5,572	—	5,572	—	738	738
Debt securities in issue	8,855	4,598	13,453	1,681	458	2,139
Derivatives	102	77	179	23	19	42
Subordinated liabilities	119	7,624	7,743	104	8,090	8,194

11 Asset quality

Asset grades

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned an internal credit grade based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Expressed as an annual probability of default, the upper and lower boundaries and the midpoint for each of these Group level asset quality grades are as follows:

Asset quality grade	Annual probability of default Minimum %	Midpoint %	Maximum %
AQ1	0.00	0.10	0.20
AQ2	0.21	0.40	0.60
AQ3	0.61	1.05	1.50
AQ4	1.51	3.25	5.00
AQ5	5.01	52.50	100.00

The following table provides an analysis of the credit quality of financial assets by the Group's internal credit ratings.

	Group								
2007	AQ1 £m	AQ2 £m	AQ3 £m	AQ4 £m	AQ5 £m	Accruing past due £m	Non-accrual £m	Impairment provision £m	Total £m
Cash and balance at central banks	17,866	—	—	—	—	—	—	—	17,866
Treasury and other eligible bills	18,218	—	11	—	—	—	—	—	18,229
Loans and advances to banks*	204,083	5,797	4,937	407	1,119	—	25	(3)	216,365
Loans and advances to customers	275,926	174,249	221,701	84,896	55,343	13,236	10,337	(6,438)	829,250
Debt securities	240,677	15,688	2,328	1,372	16,361	—	5	(4)	276,427
Settlement balances	14,491	98	344	21	68	1,567	—	—	16,589
Derivatives	300,122	23,333	11,299	2,352	304	—	—	—	337,410
Other financial instruments	649	—	—	20	143	65	—	—	877
	1,072,032	219,165	240,620	89,068	73,338	14,868	10,367	(6,445)	1,713,013
Commitments	131,750	89,682	74,126	25,320	17,301	—	—	—	338,179
Contingent liabilities	26,120	16,314	11,740	4,032	3,714	—	—	—	61,920
Total off-balance sheet	157,870	105,996	85,866	29,352	21,015	—	—	—	400,099
2006									
Cash and balance at central banks	6,121	—	—	—	—	—	—	—	6,121
Treasury and other eligible bills	5,491	—	—	—	—	—	—	—	5,491
Loans and advances to banks*	77,513	746	416	346	111	1	2	(2)	79,135
Loans and advances to customers	149,221	85,511	124,215	72,622	24,703	8,324	6,230	(3,933)	466,893
Debt securities	122,152	2,707	1,206	345	841	—	3	(3)	127,251
Settlement balances	4,936	473	261	454	—	1,301	—	—	7,425
Derivatives	89,292	18,827	7,776	505	281	—	—	—	116,681
Other financial instruments	604	—	—	29	269	51	—	—	953
	455,330	108,266	133,874	74,301	26,205	9,677	6,235	(3,938)	809,950
Commitments	112,505	52,279	46,742	18,954	14,577	—	—	—	245,057
Contingent liabilities	6,172	7,870	3,453	1,468	883	—	—	—	19,846
Total off-balance sheet	118,677	60,149	50,195	20,422	15,460	—	—	—	264,903

* Excluding items in the course of collection of £3,095 million (2006 – £3,471 million).

Industry risk – geographical analysis

The following table analyses financial assets by location of office and by industry type.

2007	Group: Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Other(1) £m	Total £m	Netting and offset(2) £m
UK						
Central and local government	4,728	30,285	3,912	—	38,925	1,531
Manufacturing	21,083	2,751	4,800	—	28,634	4,032
Construction	12,363	456	741	—	13,560	1,684
Finance	295,366	106,201	299,867	12,716	714,150	246,428
Service industries and business activities	74,399	16,801	4,411	—	95,611	6,687
Agriculture, forestry and fishing	2,570	66	58	—	2,694	104
Property	63,715	640	969	7	65,331	2,033
Individuals						
Home mortgages	73,916	1,795	5	—	75,716	—
Other	28,747	1,140	15	23	29,925	7
Finance leases and instalment credit	15,632	131	27	—	15,790	5
Interest accruals	3,512	1,607	—	—	5,119	—
Total UK	596,031	161,873	314,805	12,746	1,085,455	262,511
US						
Central and local government	386	23,506	10	212	24,114	—
Manufacturing	7,399	608	111	—	8,118	13
Construction	793	96	—	—	889	—
Finance	69,867	39,049	9,354	3,095	121,365	23,026
Service industries and business activities	16,474	2,190	233	1	18,898	18
Agriculture, forestry and fishing	20	4	—	—	24	—
Property	6,456	4,089	—	—	10,545	—
Individuals						
Home mortgages	27,882	—	—	—	27,882	—
Other	10,879	—	—	—	10,879	—
Finance leases and instalment credit	2,228	—	—	—	2,228	—
Interest accruals	1,421	379	—	—	1,800	2
Total US	143,805	69,921	9,708	3,308	226,742	23,059
Europe						
Central and local government	2,371	30,593	132	—	33,096	9
Manufacturing	15,159	13	361	—	15,533	214
Construction	4,779	—	13	—	4,792	—
Finance	40,498	42,418	6,285	157	89,358	84,200
Service industries and business activities	46,500	540	481	—	47,521	24,648
Agriculture, forestry and fishing	4,650	2	42	—	4,694	—
Property	15,768	67	8	—	15,843	—
Individuals						
Home mortgages	81,557	18	—	—	81,575	—
Other	16,292	3,292	—	—	19,584	—
Finance leases and instalment credit	1,620	—	—	—	1,620	—
Interest accruals	2,872	1,101	—	—	3,973	—
Total Europe	232,066	78,044	7,322	157	317,589	109,071
Rest of the World						
Central and local government	2,592	18,821	94	—	21,507	—
Manufacturing	8,078	46	738	—	8,862	—
Construction	825	79	3	—	907	1
Finance	37,502	16,919	3,797	1,210	59,428	6,059
Service industries and business activities	14,449	1,825	661	—	16,935	103
Agriculture, forestry and fishing	1,941	—	—	—	1,941	—
Property	2,898	217	28	—	3,143	—
Individuals						
Home mortgages	1,740	—	—	—	1,740	—
Other	12,261	—	—	—	12,261	3
Finance leases and instalment credit	18	—	254	45	317	—
Interest accruals	945	11	—	—	956	—
Total Rest of the World	83,249	37,918	5,575	1,255	127,997	6,166

11 Asset quality *(continued)*

Industry risk – geographical analysis

2007	Group Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Other(1) £m	Total £m	Netting and offset(2) £m
Total						
Central and local government	10,077	103,205	4,148	212	117,642	1,540
Manufacturing	51,719	3,418	6,010	—	61,147	4,259
Construction	18,760	631	757	—	20,148	1,685
Finance	443,233	204,587	319,303	17,178	984,301	359,713
Service industries and business activities	151,822	21,356	5,786	1	178,965	31,456
Agriculture, forestry and fishing	9,181	72	100	—	9,353	104
Property	88,837	5,013	1,005	7	94,862	2,033
Individuals						
Home mortgages	185,095	1,813	5	—	186,913	—
Other	68,179	4,432	15	23	72,649	10
Finance leases and instalment credit	19,498	131	281	45	19,955	5
Interest accruals	8,750	3,098	—	—	11,848	2
	1,055,151	347,756	337,410	17,466	1,757,783	400,807

Notes:

(1) Includes settlement balances of £18,589 million.

(2) This column shows the amount by which the Group's credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and to customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

2006	Group Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Other(1) £m	Total £m	Netting and offset(2) £m
UK						
Central and local government	7,629	28,211	345	1,624	37,809	1,553
Manufacturing	15,259	521	915	49	16,744	4,540
Construction	9,667	115	179	3	9,964	1,458
Finance	128,463	47,274	80,577	2,199	258,513	93,403
Service industries and business activities	57,895	4,330	2,616	769	65,610	5,289
Agriculture, forestry and fishing	2,819	61	3	—	2,883	99
Property	51,303	561	646	11	52,521	1,291
Individuals						
Home mortgages	70,884	—	1	—	70,885	—
Other	28,594	861	29	58	29,542	61
Finance leases and instalment credit	14,218	5	—	—	14,223	189
Interest accruals	1,890	62	—	—	1,952	—
Total UK	388,621	82,001	85,311	4,713	560,646	107,883
US						
Central and local government	435	24,013	—	102	24,550	1
Manufacturing	3,842	251	157	—	4,250	52
Construction	790	48	12	—	850	—
Finance	31,785	28,333	29,989	3,495	93,602	26,037
Service industries and business activities	10,678	1,267	168	—	12,113	22
Agriculture, forestry and fishing	64	—	—	—	64	—
Property	5,761	—	24	—	5,805	19
Individuals						
Home mortgages	34,230	—	—	—	34,230	—
Other	11,643	—	—	—	11,643	—
Finance leases and instalment credit	2,282	—	—	—	2,282	—
Interest accruals	526	343	—	—	869	2
Total US	102,056	54,255	30,350	3,597	190,258	26,133

2006	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Other(1) £m	Total £m	Netting and offset(2) £m
	Group					
Europe						
Central and local government	488	423	—	3	914	—
Manufacturing	4,067	—	—	—	4,067	—
Construction	2,751	—	—	—	2,751	—
Finance	6,067	1,938	860	49	8,914	7
Service industries and business activities	9,607	100	7	7	9,721	—
Agriculture, forestry and fishing	469	2	—	—	471	—
Property	8,781	21	—	—	8,802	—
Individuals						
Home mortgages	13,661	—	—	—	13,661	—
Other	3,774	—	—	—	3,774	—
Finance leases and instalment credit	1,325	—	—	—	1,325	—
Interest accruals	221	—	—	—	221	—
Total Europe	51,211	2,484	867	59	54,621	7
Rest of the World						
Central and local government	185	921	16	—	1,122	1
Manufacturing	129	—	3	—	132	3
Construction	80	—	—	—	80	—
Finance	6,116	6,652	106	7	12,881	2,271
Service industries and business activities	2,664	2	27	2	2,695	2
Agriculture, forestry and fishing	13	—	—	—	13	—
Property	1,250	19	1	—	1,270	—
Individuals						
Home mortgages	273	—	—	—	273	—
Other	782	—	—	—	782	—
Finance leases and instalment credit	10	—	—	—	10	—
Interest accruals	44	—	—	—	44	—
Total Rest of the World	11,546	7,594	153	9	19,302	2,277
Total						
Central and local government	8,737	53,568	361	1,729	64,395	1,555
Manufacturing	23,297	772	1,075	49	25,193	4,595
Construction	13,288	163	191	3	13,645	1,458
Finance	172,431	84,197	111,532	5,750	373,910	121,718
Service industries and business activities	80,844	5,699	2,818	778	90,139	5,313
Agriculture, forestry and fishing	3,365	63	3	—	3,431	99
Property	67,115	601	671	11	68,398	1,310
Individuals						
Home mortgages	119,048	—	1	—	119,049	—
Other	44,793	861	29	58	45,741	61
Finance leases and instalment credit	17,835	5	—	—	17,840	189
Interest accruals	2,681	405	—	—	3,086	2
	553,434	146,334	116,681	8,378	824,827	136,300

Notes:

(1) Includes settlement balances of £7,425 million.

(2) This column shows the amount by which the Group's credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and to customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

12 Past due and impaired financial assets

The following table shows the movement in the provision for impairment losses for loans and advances.

	Group					
	Individually assessed £m	Collectively assessed £m	Latent £m	Total 2007 £m	2006 £m	2005 £m
At 1 January	697	2,645	593	3,935	3,887	4,174
Implementation of IAS 39 on 1 January 2005	—	—	—	—	—	(29)
Currency translation and other adjustments	58	61	18	137	(61)	51
Acquisition of subsidiaries	952	907	351	2,210	—	—
Amounts written-off (1)	(525)	(1,646)	—	(2,171)	(1,841)	(2,040)
Recoveries of amounts previously written-off	129	261	—	390	215	172
Charged to the income statement	274	1,744	88	2,106	1,877	1,703
Unwind of discount	(28)	(138)	—	(166)	(142)	(144)
At 31 December (2)	1,557	3,834	1,050	6,441	3,935	3,887

Notes:

(1) Amounts written-off include £2 million in 2005 relating to loans and advances to banks.

(2) Impairment losses at 31 December 2007 include £3 million relating to loans and advances to banks (2006 – £2 million; 2005 – £3 million).

(3) There is no provision for impairment losses in the company.

Impairment losses charged to the income statement	Group 2007 £m	2006 £m	2005 £m
Loans and advances to customers	2,106	1,877	1,703
Debt securities	20	—	—
Equity shares	2	1	4
	22	1	4
	2,128	1,878	1,707

Group	2007 £m	2006 £m	2005 £m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans			
Domestic	390	370	334
Foreign	155	77	62
	545	447	396
Interest on non-accrual and restructured loans included in net interest income			
Domestic	165	142	130
Foreign	16	15	14
	181	157	144

The following table shows analysis of impaired financial assets.

	2007			2006		
Group	Cost £m	Provision £m	Net book value £m	Cost £m	Provision £m	Net book value £m
Impaired financial assets						
Loans and advances to banks (1)	25	3	22	2	2	—
Loans and advances to customers (2)	10,337	5,388	4,949	6,230	3,340	2,890
Debt securities (1)	5	4	1	3	3	—
Equity shares (1)	142	70	72	182	85	97
	10,509	5,465	5,044	6,417	3,430	2,987

Notes:

(1) Impairment provisions individually assessed.

(2) Impairment provisions individually assessed on balances of £3,178 million (2006 – £1,196 million).

The Group holds collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

The following table shows financial and non-financial assets, recognised on the Group's balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.

Group	2007 £m	2006 £m
Residential property	32	12
Other property	8	—
Cash	18	9
Other assets	5	3
	63	24

In general, the Group seeks to dispose of property and other assets obtained by taking possession of collateral that are not readily convertible into cash as rapidly as the market for the individual asset permits.

The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

	Group				
	Past due 1-29 days £m	Past due 30-59 days £m	Past due 60-89 days £m	Past due 90 days or more £m	Total £m
2007	8,768	2,745	1,354	369	13,236
2006	6,254	1,300	665	105	8,324

These balances include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to £930 million as at 31 December 2007 (2006 – £744 million).

13 Derivatives

Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

The Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. Fair value hedges principally involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Similarly, the majority of the Group's cash flow hedges relate to exposure to variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities and hedged by interest rate swaps for periods of up to 25 years. The Group hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts.

For cash flow hedge relationships of interest rate risk the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR, EURIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities.

For cash flow hedging relationships, the initial and ongoing prospective effectiveness is assessed by comparing movements in the fair value of the expected highly probable forecast interest cash flows with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap or by comparing the respective changes in the price value of a basis point. Prospective effectiveness is measured on a cumulative basis i.e. over the entire life of the hedge relationship. The method of calculating hedge ineffectiveness is the hypothetical derivative method. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the cash flows and actual movements in the fair value of the hedged cash flows from the interest rate swap over the life to date of the hedging relationship.

For fair value hedge relationships of interest rate risk the hedged items are typically large corporate fixed-rate loans, fixed-rate finance leases, fixed-rate medium-term notes or preference shares classified as debt. The initial and ongoing prospective effectiveness of fair value hedge relationships is assessed on a cumulative basis by comparing movements in the fair value of the hedged item attributable to the hedged risk with changes in the fair value of the hedging interest rate swap or by comparing the respective changes in the price value of a basis point. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the hedged items attributable to the hedged risk with actual movements in the fair value of the hedging derivative over the life to date of the hedging relationship.

	Group					
	2007			2006		
	Notional amounts £bn	Assets £m	Liabilities £m	Notional amounts £bn	Assets £m	Liabilities £m
Exchange rate contracts						
Spot, forwards and futures	2,134	29,829	29,629	1,158	11,290	11,806
Currency swaps	887	14,785	13,789	255	5,023	4,735
Options purchased	488	13,750	—	361	7,408	—
Options written	519	—	13,892	364	—	6,646
Interest rate contracts						
Interest rate swaps	24,798	202,478	201,487	12,038	76,671	78,979
Options purchased	4,084	30,681	—	1,763	10,852	—
Options written	3,640	—	31,199	1,589	—	10,489
Futures and forwards	3,164	807	987	1,823	265	328
Credit derivatives	2,402	34,123	29,855	346	2,336	2,338
Equity and commodity contracts	281	10,957	11,222	62	2,816	2,791
		337,410	332,060		116,681	118,112

Included above are derivatives held for hedging purposes as follows:

	2007 Assets £m	2007 Liabilities £m	2006 Assets £m	2006 Liabilities £m
Fair value hedging:				
Exchange rate contracts	62	344	—	—
Interest rate contracts	1,598	1,062	804	384
Cash flow hedging:				
Exchange rate contracts	155	78	41	—
Interest rate contracts	738	1,014	336	451
Net investment hedging:				
Exchange rate contracts	—	211	—	—

Hedge ineffectiveness recognised in other operating income comprised:

	2007 £m	2006 £m	2005 £m
Fair value hedging:			
Gains on the hedged items attributable to the hedged risk	81	219	56
Losses on the hedging instruments	(87)	(215)	(80)
Fair value ineffectiveness	(6)	4	(24)
Cash flow hedging ineffectiveness	9	4	12
	3	8	(12)

	Company					
	2007			2006		
	Notional amounts £bn	Assets £m	Liabilities £m	Notional amounts £bn	Assets £m	Liabilities £m
Exchange contracts	13	154	178	1	—	42
Interest rate contracts	1	19	1	—	—	—
		173	179		—	42

Included above are fair value hedging derivatives liabilities of £54 million (2006 – nil).

14 Debt securities

2007	UK government £m	US government, state and federal agency £m	Other government £m	US government sponsored entity £m	Bank and building society £m	Mortgage-backed securities(1) £m	Corporate £m	Other £m	Total £m
	Group								
Held-for-trading	9,163	12,791	43,743	18,422	7,830	43,680	35,769	1,246	172,644
Designated as at fair value through profit or loss	2,235	397	101	—	154	330	2,125	435	5,777
Available-for-sale	1,030	6,867	33,840	5,830	11,835	23,680	6,505	5,747	95,334
Loans and receivables	—	—	1,988	—	—	612	—	72	2,672
	12,428	20,055	79,672	24,252	19,819	68,302	44,399	7,500	276,427
Available-for-sale									
Gross unrealised gains	29	14	56	3	12	15	22	1	152
Gross unrealised losses	—	(62)	(276)	(66)	(42)	(115)	(22)	(10)	(593)
2006									
Held-for-trading	8,122	10,965	13,839	10,065	34	28,656	23,194	315	95,192
Designated as at fair value through profit or loss	1,730	—	85	—	609	98	2,867	600	5,989
Available-for-sale	843	6,234	1,216	6,651	4,584	3,434	2,211	334	25,509
Loans and receivables	—	—	—	—	—	—	21	540	561
	10,695	17,199	15,142	16,716	5,227	32,190	28,293	1,789	127,251
Available-for-sale									
Gross unrealised gains	—	6	4	1	1	6	12	—	30
Gross unrealised losses	(5)	(88)	(20)	(142)	(8)	(47)	(16)	(13)	(339)

Note:

(1) Excludes securities issued by US federal agencies and government sponsored entities.

The following tables analyse by issuer the Group's available-for-sale debt securities by remaining maturity and the related yield (based on weighted averages).

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total	
2007	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
UK government	96	4.9	306	5.5	625	4.2	3	5.2	1,030	4.7
US government, state, and federal agency	99	4.6	167	4.9	1,431	4.2	5,170	5.2	6,867	5.0
Other government	11,933	3.8	12,515	5.3	7,262	4.0	2,130	4.3	33,840	4.4
US government sponsored entity	—	—	—	—	44	5.5	5,786	5.0	5,830	5.0
Bank and building society	9,023	5.3	1,795	4.4	445	3.3	572	3.8	11,835	5.0
Mortgage-backed securities (1)	1,069	5.1	4,202	4.5	10,308	3.5	8,101	4.6	23,680	4.1
Corporate	1,616	3.7	3,119	5.3	1,357	4.7	413	4.7	6,505	4.7
Other	1,603	3.5	1,600	4.2	1,851	4.9	693	5.5	5,747	4.4
Total fair value	25,439	4.3	23,704	5.0	23,323	3.9	22,868	4.8	95,334	4.5
2006										
UK government	562	5.6	146	5.7	97	5.0	38	4.7	843	5.5
US government, state, and federal agency	11	4.8	627	4.8	22	4.7	5,574	5.1	6,234	5.1
Other government	180	2.6	822	3.7	213	1.1	3	3.9	1,218	3.1
US government sponsored entity	—	—	140	5.4	368	5.6	6,143	5.0	6,651	5.0
Bank and building society	2,427	5.1	1,368	4.8	28	5.4	761	6.9	4,584	5.3
Mortgage-backed securities (1)	259	5.1	232	5.6	294	5.5	2,649	4.9	3,434	5.0
Corporate	360	3.9	1,256	4.5	413	4.7	182	4.6	2,211	4.4
Other	188	4.5	135	4.0	11	5.3	—	—	334	4.3
Total fair value	3,987	4.9	4,726	4.6	1,446	4.6	15,350	5.1	25,509	4.9

Note:

(1) Excludes securities issued by US federal agencies and government sponsored entities.

The tables below show the fair value of available-for-sale debt securities that were in an unrealised loss position.

2007	Less than 12 months Fair value £m	Less than 12 months Gross unrealised losses £m	More than 12 months Fair value £m	More than 12 months Gross unrealised losses £m	Total Fair value £m	Total Gross unrealised losses £m
UK government	—	—	114	—	114	—
US government, state, and federal agency	2,704	38	2,146	24	4,850	62
Other government	18,802	275	655	1	19,457	276
US government sponsored entity	1,133	11	4,190	55	5,323	66
Bank and building society	715	26	671	16	1,386	42
Mortgage-backed securities (1)	17,062	68	1,480	47	18,542	115
Corporate	1,053	11	542	11	1,595	22
Other	1,403	10	—	—	1,403	10
	42,872	439	9,798	154	52,670	593

2006						
UK government	263	5	—	—	263	5
US government, state, and federal agency	829	10	4,215	78	5,044	88
Other government	63	3	633	17	696	20
US government sponsored entity	1,102	17	5,149	125	6,251	142
Bank and building society	2,245	3	266	5	2,513	8
Mortgage-backed securities (1)	624	14	1,440	33	2,064	47
Corporate	627	14	62	2	689	16
Other	44	13	—	—	44	13
	5,997	79	11,767	260	17,764	339

Note:

(1) Excludes securities issued by US federal agencies and government sponsored entities.

Gross gains of £60 million (2006 – £34 million) and gross losses of £12 million (2006 – £19 million) were realised on the sale of available-for-sale securities.

Interest receivable includes £2,197 million (2006 – £1,559 million; 2005 – £1,624 million) in respect of debt securities.

15 Equity shares

	Group					
	2007			2006		
	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m
Held-for-trading	33,696	3,850	37,546	3,033	5	3,038
Designated as at fair value through profit or loss	1,856	6,010	7,866	2,051	559	2,610
Available-for-sale	5,622	1,992	7,614	6,367	1,489	7,856
	41,174	11,852	53,026	11,451	2,053	13,504
Available-for-sale						
Gross unrealised gains	3,467	130	3,597	4,377	177	4,554
Gross unrealised losses	(3)	(7)	(10)	—	(6)	(6)

Gross gains of £475 million (2006 – £357 million) and gross losses of £9 million (2006 – £3 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £137 million (2006 – £92 million; 2005 – £108 million).

The Group's private equity investments are generally unquoted. They are held for capital appreciation over the medium term. In December 2007, the Group disposed of a significant proportion of its private equity portfolio to private equity funds managed by the Group.

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include capital stock (redeemable at cost) in the Federal Home Loans Bank and the Federal Reserve Bank of £0.5 billion (2006 – £0.8 billion) that the Group's banking subsidiaries in the US are required to hold; and a number of individually small shareholdings in unlisted companies. Disposals in the year generated gains of £0.5 million (2006 – £56 million; 2005 – £85 million) based on cost of sales of £4 million (2006 – £14 million; 2005 – £17 million).

16 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Company	
	2007 £m	2006 £m
At 1 January	21,784	20,851
Currency translation and other adjustments	535	(164)
Additions	17,566	—
Disposals	(6)	—
Additional investments in Group undertakings	3,663	1,097
At 31 December	43,542	21,784

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest. The Royal Bank of Scotland plc, RBS Insurance Group Limited and RFS Holdings B.V. are directly owned by the company, and all of the other subsidiary undertakings are owned directly, or indirectly through intermediate holding companies, by these companies. All of these subsidiaries are included in the Group's consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation	Group interest
The Royal Bank of Scotland plc	Banking	Great Britain	100%
National Westminster Bank Plc (1)	Banking	Great Britain	100%
Citizens Financial Group, Inc.	Banking	US	100%
Coutts & Co (2)	Private banking	Great Britain	100%
Greenwich Capital Markets, Inc.	Broker dealer	US	100%
RBS Insurance Group Limited	Insurance	Great Britain	100%
Ulster Bank Limited (3)	Banking	Northern Ireland	100%
ABN AMRO Bank N.V. (4)	Banking	The Netherlands	38%

Notes:

(1) The company does not hold any of the NatWest preference shares in issue.

(2) Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.

(3) Ulster Bank Limited and its subsidiaries also operate in the Republic of Ireland.

(4) RFS Holdings B.V. (RFS) owns 99% of the outstanding shares of ABN AMRO Holding N.V. (ABN AMRO). The company owns 38% of RFS; the balance of shares is held by Fortis N.V., Fortis SA/NV, and Banco Santander S.A. (the consortium banks). Although the company does not control a majority of the voting rights in RFS, through the terms of the Consortium and Shareholders' Agreement and RFS's Articles of Association, it controls the board of RFS and RFS is a subsidiary of the company. The capital and income rights of shares issued by RFS are linked to the net assets and income of the ABN AMRO business units which the individual consortium banks have agreed to acquire.

The above information is provided in relation to the principal related undertakings as permitted by Section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return delivered to the Registrar of Companies for Scotland.

17 Intangible assets

2007	Group Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m
Cost:					
At 1 January 2007	17,889	265	275	2,642	21,071
Currency translation and other adjustments	1,199	98	136	48	1,481
Acquisition of subsidiaries	23,321	1,842	2,452	717	28,332
Additions	—	—	6	481	487
Impairment of goodwill	(40)	—	—	—	(40)
Disposals and write-off of fully amortised assets	—	—	(3)	(84)	(87)
At 31 December 2007	42,369	2,205	2,866	3,804	51,244
Accumulated amortisation:					
At 1 January 2007	—	127	97	1,943	2,167
Currency translation and other adjustments	—	1	3	3	7
Disposals and write-off of fully amortised assets	—	—	(1)	(80)	(81)
Charge for the year	—	110	124	425	659
At 31 December 2007	—	238	223	2,291	2,752
Net book value at 31 December 2007	42,369	1,967	2,643	1,513	48,492
2006					
Cost:					
At 1 January 2006	18,823	299	325	2,294	21,741
Currency translation and other adjustments	(924)	(34)	(47)	(1)	(1,006)
Additions	—	—	19	382	401
Disposal of subsidiaries	(10)	—	(1)	—	(11)
Disposals and write-off of fully amortised assets	—	—	(21)	(33)	(54)
At 31 December 2006	17,889	265	275	2,642	21,071
Accumulated amortisation:					
At 1 January 2006	—	85	64	1,660	1,809
Currency translation and other adjustments	—	(12)	(7)	—	(19)
Disposals and write-off of fully amortised assets	—	—	—	(8)	(8)
Charge for the year	—	54	40	291	385
At 31 December 2006	—	127	97	1,943	2,167
Net book value at 31 December 2006	17,889	138	178	699	18,904

Impairment review

The Group's goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value.

The Group recognised goodwill of £23.3 billion following the preliminary allocation of fair values since acquiring ABN AMRO on 17 October 2007 (Note 35). Subsequent events have not significantly affected the assumptions and estimates supporting the consortium's investment decision and the Group has therefore concluded that there is no impairment of the goodwill recognised at 31 December 2007.

Other CGUs where goodwill is significant were as follows:

		Goodwill at 30 September	
	Recoverable amount based on:	2007 £m	2006 £m
Global Banking & Markets	Fair value less costs to sell	2,346	2,341
UK Corporate Banking	Fair value less costs to sell	1,630	1,630
Retail	Fair value less costs to sell	4,278	4,365
Wealth Management	Fair value less costs to sell	1,100	1,105
RBS Insurance	Fair value less costs to sell	1,064	1,069
Citizens – Retail Banking	Value in use	2,067	—
Citizens – Commercial Banking	Value in use	2,274	—
Citizens – Consumer Financial Services	Value in use	1,701	—
Citizens – Midstates	Value in use	—	5,598

The recoverable amounts for all CGUs, except for Citizens were based on fair value less costs to sell. Fair value was based upon a price-earnings methodology using current earnings for each unit. Approximate price earnings multiples, validated against independent analyst information were applied to each CGU. The multiples used for both 2007 and 2006 were in the range 9.5 – 13.0 times earnings after charging manufacturing costs.

The goodwill allocated to Global Banking & Markets, UK Corporate Banking, Retail and Wealth Management principally arose from the acquisition of NatWest in 2000. The recoverable amount of these cash generating units exceeds their carrying value by over £15 billion. The goodwill allocated to RBS Insurance principally arose from the acquisition of Churchill in 2003. The recoverable amount for RBS Insurance exceeds the carrying value by over £1.5 billion. The multiples or earnings would have to be less than one third of those used to cause the value in use of the units to equal their carrying value.

Further developments in the Group's US businesses have led to divisionalisation on a product basis instead of the geographical basis used in 2006. The recoverable amount was based on a value in use methodology using management forecasts to 2012 (2006 – 2014). A terminal growth rate of 5% (2006 – 5%) and a discount rate of 11% (2006 – 10%) was used. The recoverable amount of Citizens exceeds its carrying value by over $5 billion. The profit growth rate would have to be approximately half the projected rate to cause the value in use of the unit to equal its carrying amount.

18 Property, plant and equipment

	Group						
2007	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m
Cost or valuation:							
At 1 January 2007	4,885	2,579	310	1,254	3,069	11,589	23,686
Currency translation and other adjustments	96	65	1	11	12	(10)	175
Acquisition of subsidiaries	—	955	—	157	191	202	1,505
Reclassifications	3	(4)	3	1	(3)	—	—
Additions	450	592	34	309	857	2,791	5,033
Transfers to disposal groups	—	(4)	(13)	—	—	(422)	(439)
Expenditure on investment properties	41	—	—	—	—	—	41
Change in fair value of investment properties	288	—	—	—	—	—	288
Disposals and write-off of fully depreciated assets	(2,332)	(533)	(120)	(44)	(197)	(2,713)	(5,939)
At 31 December 2007	3,431	3,650	215	1,688	3,929	11,437	24,350
Accumulated depreciation and amortisation:							
At 1 January 2007	—	446	96	374	1,670	2,680	5,266
Currency translation and other adjustments	—	(4)	—	(1)	(1)	2	(4)
Transfers to disposal groups	—	—	—	—	—	(52)	(52)
Reclassifications	—	(2)	2	—	—	—	—
Disposals and write-off of fully depreciated assets	—	(122)	(32)	(25)	(132)	(610)	(921)
Charge for the year	—	73	8	88	415	727	1,311
At 31 December 2007	—	391	74	436	1,952	2,747	5,600
Net book value at 31 December 2007	3,431	3,259	141	1,252	1,977	8,690	18,750
2006							
Cost or valuation:							
At 1 January 2006	4,347	2,681	338	1,045	3,310	11,569	23,290
Currency translation and other adjustments	14	(38)	(1)	(29)	(98)	(587)	(739)
Reclassifications	—	(6)	(9)	12	—	3	—
Additions	632	295	26	266	553	2,551	4,323
Expenditure on investment properties	16	—	—	—	—	—	16
Change in fair value of investment properties	486	—	—	—	—	—	486
Disposals and write-off of fully depreciated assets	(610)	(353)	(44)	(40)	(693)	(1,947)	(3,687)
Disposals of subsidiaries	—	—	—	—	(3)	—	(3)
At 31 December 2006	4,885	2,579	310	1,254	3,069	11,589	23,686
Accumulated depreciation and amortisation:							
At 1 January 2006	—	390	121	319	1,891	2,516	5,237
Currency translation and other adjustments	—	(2)	—	(11)	(41)	(95)	(149)
Reclassifications	—	4	(7)	3	—	—	—
Disposals and write-off of fully depreciated assets	—	(5)	(26)	(15)	(539)	(526)	(1,113)
Disposals of subsidiaries	—	—	—	—	(2)	—	(2)
Charge for the year	—	59	8	76	361	787	1,293
At 31 December 2006	—	446	96	374	1,670	2,680	5,266
Net book value at 31 December 2006	4,885	2,133	214	880	1,399	8,909	18,420

	2007 £m	2006 £m
Contracts for future capital expenditure not provided for in the accounts at the year end (excluding investment properties and operating lease assets)	201	117
Contractual obligations to purchase, construct or develop investment properties or to repair, maintain or enhance investment properties	9	6
Property, plant and equipment pledged as security	935	1,222

Investment properties are valued to reflect fair value, that is, the market value of the Group's interest at the reporting date excluding any special terms or circumstances relating to the use or financing of the property and transaction costs that would be incurred in making a sale. Observed market data such as rental yield, replacement cost and useful life, reflect relatively few transactions involving property that, necessarily, is not identical to property owned by the Group.

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The valuation as at 31 December 2007 for a significant majority of the Group's investment properties was undertaken by external valuers.

The fair value of investment properties includes £234 million (2006 – £451 million) of appreciation since purchase.

Rental income from investment properties was £300 million (2006 – £278 million; 2005 – £250 million). Direct operating expenses of investment properties were £49 million (2006 – £54 million; 2005 – £61 million).

Property, plant and equipment, excluding investment properties, include £717 million (2006 – £607 million) assets in the course of construction.

Freehold and long leasehold properties with a net book value of £451 million (2006 – £164 million; 2005 – £63 million) were sold subject to operating leases.

19 Prepayments, accrued income and other assets

	Group		Company	
	2007 £m	2006 £m	2007 £m	2006 £m
Prepayments	2,187	946	—	—
Accrued income	1,214	666	—	—
Deferred expenses	385	367	—	—
Deferred tax asset	2,944	156	—	3
Pension schemes in net surplus	836	—	—	—
Other assets	11,500	5,999	127	—
	19,066	8,136	127	3

20 Settlement balances and short positions

	Group 2007 £m	Group 2006 £m
Settlement balances (amortised cost)	17,520	5,667
Short positions (held-for-trading):		
Debt securities – Government	40,376	36,901
– Other issuers	25,310	5,843
Treasury and other eligible bills	672	654
Equity shares	7,143	411
	91,021	49,476

21 Accruals, deferred income and other liabilities

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Notes in circulation	1,545	1,453	—	—
Current taxation	1,630	789	—	—
Accruals	8,193	4,412	—	—
Deferred income	6,289	3,377	—	—
Other liabilities (1)	16,367	5,629	8	15
	34,024	15,660	8	15

Note:

(1) Other liabilities include £9 million (2006 – £10 million) in respect of share-based compensation.

Included in other liabilities are provisions for liabilities and charges as follows:

	Group £m
At 1 January 2007	200
Currency translation and other movements	(5)
Acquisition of subsidiaries	39
Charge to income statement	184
Releases to income statement	(39)
Provisions utilised	(211)
At 31 December 2007	168

Note:

(1) Comprises property provisions and other provisions arising in the normal course of business.

22 Deferred taxation

Provision for deferred taxation has been made as follows:

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Deferred tax liability	5,510	3,264	3	—
Deferred tax asset (included in Prepayments, accrued income and other assets, Note 19)	(2,944)	(156)	—	(3)
Net deferred tax	2,566	3,108	3	(3)

Group	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	IAS transition £m	Fair value of financial instruments £m	Intangibles £m	Cash flow hedging £m	Tax losses carried forward £m	Other £m	Total £m
At 1 January 2006	(1,182)	3,653	(664)	121	(327)	(108)	148	(45)	—	(57)	1,539
Charge to income statement	57	254	360	131	(365)	(34)	127	(1)	—	(30)	499
Charge to equity directly	519	—	—	666	(2)	2	—	(41)	—	(14)	1,130
Other	(22)	(89)	20	4	25	8	(20)	(10)	—	24	(60)
At 1 January 2007	(628)	3,818	(284)	922	(669)	(132)	255	(97)	—	(77)	3,108
Acquisition/(disposals) of subsidiaries	(35)	(284)	(539)	50	—	(184)	1,076	—	(867)	83	(700)
Charge to income statement	43	(138)	(44)	(141)	46	72	(65)	(48)	(57)	99	(233)
Charge to equity directly	660	—	—	(187)	—	17	—	(107)	—	43	426
Other	(2)	(12)	(19)	(38)	4	(6)	28	—	20	(10)	(35)
At 31 December 2007	38	3,384	(886)	606	(619)	(233)	1,294	(252)	(904)	138	2,566

	Company* £m
At 1 January 2006, 31 December 2006 and 1 January 2007	(3)
Charge to equity directly	6
At 31 December 2007	3

* All relates to hedging.

Notes:

(1) Deferred tax assets of £687 million (2006 - £86 million) have not been recognised in respect of tax losses carried forward of £2,043 million (2006 - £254 million) as it is not considered probable that taxable profits will arise against which they could be utilised. Of these losses, £75 million will expire within one year, £238 million within five years and £1,376 million thereafter. The balance of tax losses carried forward has no time limit.

(2) Deferred tax liabilities of £977 million (2006 – £649 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains.

23 Insurance liabilities

	Group 2007 £m	Group 2006 £m
Life assurance business:		
Unit linked insurance contracts	364	379
Other linked insurance contracts	4,034	1,334
Other insurance contracts	298	496
	4,696	2,209
General insurance business	5,466	5,247
	10,162	7,456

General insurance business

(i) Claims and loss adjustment expenses

	Group Gross £m	Group Reinsurance £m	Group Net £m
Notified claims	3,465	(208)	3,257
Incurred but not reported	1,448	(140)	1,308
At 1 January 2006	4,913	(348)	4,565
Cash paid for claims settled in the year	(3,687)	106	(3,581)
Increase/(decrease) in liabilities			
– arising from current year claims	4,267	(53)	4,214
– arising from prior year claims	(242)	4	(238)
Net exchange differences	(4)	—	(4)
At 31 December 2006	5,247	(291)	4,956
Notified claims	3,735	(205)	3,530
Incurred but not reported	1,512	(86)	1,426
At 1 January 2007	5,247	(291)	4,956
Cash paid for claims settled in the year	(3,876)	94	(3,782)
Increase/(decrease) in liabilities			
– arising from current year claims	4,643	(49)	4,594
– arising from prior year claims	(573)	(20)	(593)
Net exchange differences	25	3	28
At 31 December 2007	5,466	(263)	5,203
Notified claims	3,894	(264)	3,630
Incurred but not reported	1,572	1	1,573
At 31 December 2007	5,466	(263)	5,203

(ii) Provisions for unearned premiums and unexpired short-term insurance risks

Unearned premium provision	Group Gross £m	Group Reinsurance £m	Group Net £m
At 1 January 2006	2,883	(27)	2,856
Increase in the year	—	(16)	(16)
Release in the year	(33)	—	(33)
At 1 January 2007	2,850	(43)	2,807
Release in the year	(98)	2	(96)
At 31 December 2007	2,752	(41)	2,711

Gross performance of life business (life contracts)	Group 2007 £m	Group 2006 £m
Opening net assets	579	707
Transfer to shareholders funds	—	(165)
Profit from existing business:		
Expected return	35	26
Experience variances	(23)	(3)
	12	23
New business contribution (1)	5	12
Operating assumption changes	6	5
Investment return variances	(14)	1
Economic assumption changes	—	(1)
Other	16	17
Closing net assets	604	579

Note:

(1) New business contribution represents the present value of future profits on new insurance contract business written during the year.

Movement in provision for liabilities under life contracts and under linked and other investment contracts	Group Life contracts £m	Group Investment contracts £m
At 1 January 2006	2,299	2,296
Premiums received	588	83
Fees and expenses	(30)	(19)
Investment return	235	182
Actuarial adjustments	(454)	—
Account balances paid on surrender and other terminations in the year	(429)	(295)
At 1 January 2007	2,209	2,246
Acquisition of subsidiaries	2,275	3,245
Premiums received	784	140
Fees and expenses	(30)	(25)
Investment return	251	93
Actuarial adjustments	(493)	—
Account balances paid on surrender and other terminations in the year	(468)	(320)
Exchange and other adjustments	168	176
At 31 December 2007	4,696	5,555

Investment contracts are presented within customer deposits.
Changes in assumptions during the year were not material to the profit recognised.

Assets backing linked liabilities	Group 2007 £m	Group 2006 £m
Debt securities	2,899	1,540
Equity securities	6,863	2,243
Cash and cash equivalents	68	76
The associated liabilities are:		
Linked contracts classified as insurance contracts	4,398	1,713
Linked contracts classified as investment contracts	5,432	2,146

There are no options and guarantees relating to life assurance contracts that could in aggregate have a material effect on the amount, timing and uncertainty of the Group's future cash flows.

24 Subordinated liabilities

	Group 2007 £m	Group 2006 £m	Company 2007 £m	Company 2006 £m
Dated loan capital	23,065	13,772	5,585	5,531
Undated loan capital	9,866	9,555	781	834
Preference shares	1,686	2,277	1,377	1,829
Trust preferred securities	3,362	2,050	—	—
	37,979	27,654	7,743	8,194

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

	Group						
2007 – final redemption	2008 £m	2009 £m	2010-2012 £m	2013-2017 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	194	—	34	1,405	389	5,818	7,840
US$	874	1,505	620	5,477	743	3,985	13,204
Euro	764	1,312	1,405	5,711	1,674	3,164	14,030
Other	35	—	6	2,076	325	463	2,905
Total	1,867	2,817	2,065	14,669	3,131	13,430	37,979

	Group							
2007 – call date	Currently £m	2008 £m	2009 £m	2010-2012 £m	2013-2017 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	194	—	1,497	2,456	3,527	166	7,840
US$	1,347	1,463	2,550	4,485	1,678	1,681	—	13,204
Euro	—	1,612	1,685	4,992	5,091	611	39	14,030
Other	—	35	431	843	1,468	128	—	2,905
Total	1,347	3,304	4,666	11,817	10,693	5,947	205	37,979

	Group						
2006 – final redemption	2007 £m	2008 £m	2009-2011 £m	2012-2016 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	352	—	—	772	391	5,960	7,475
US$	112	87	1,123	3,938	229	4,893	10,382
Euro	187	173	955	2,656	1,578	2,381	7,930
Other	24	—	—	984	445	414	1,867
Total	675	260	2,078	8,350	2,643	13,646	27,654

	Group							
2006 – call date	Currently £m	2007 £m	2008 £m	2009-2011 £m	2012-2016 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	502	—	1,103	2,161	3,543	166	7,475
US$	1,843	1,200	469	3,835	1,859	1,176	—	10,382
Euro	—	274	948	1,634	4,473	565	36	7,930
Other	—	24	—	701	1,043	99	—	1,867
Total	1,843	2,000	1,417	7,273	9,536	5,363	202	27,654

2007 – final redemption	Company 2008 £m	2009 £m	2010-2012 £m	2013-2017 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	13	—	—	—	399	199	611
US$	61	199	148	1,204	2,259	1,935	5,806
Euro	45	—	—	—	1,281	—	1,326
Total	119	199	148	1,204	3,939	2,134	7,743

2007 – call date	Company Currently £m	2008 £m	2009 £m	2010-2012 £m	2013-2017 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	13	—	198	399	—	1	611
US$	425	435	620	643	2,594	1,089	—	5,806
Euro	—	45	—	914	367	—	—	1,326
Total	425	493	620	1,755	3,360	1,089	1	7,743

2006 – final redemption	Company 2007 £m	2008 £m	2009-2011 £m	2012-2016 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	—	—	—	399	199	598
US$	63	—	355	1,227	2,301	2,440	6,386
Euro	41	—	—	—	1,169	—	1,210
Total	104	—	355	1,227	3,869	2,639	8,194

2006 – call date	Company Currently £m	2007 £m	2008 £m	2009-2011 £m	2012-2016 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	—	—	198	—	399	1	598
US$	762	203	380	1,287	2,643	1,111	—	6,386
Euro	—	41	—	—	1,169	—	—	1,210
Total	762	244	380	1,485	3,812	1,510	1	8,194

24 Subordinated liabilities *(continued)*

Dated loan capital

	2007 £m	2006 £m
The company		
US$400 million 6.4% subordinated notes 2009 (1)	202	206
US$300 million 6.375% subordinated notes 2011 (1)	163	163
US$750 million 5% subordinated notes 2013 (1)	382	375
US$750 million 5% subordinated notes 2014 (1)	386	373
US$250 million 5% subordinated notes 2014 (1)	123	125
US$675 million 5.05% subordinated notes 2015 (1)	357	351
US$350 million 4.7% subordinated notes 2018 (1)	173	169
	1,786*	1,762*
The Royal Bank of Scotland plc		
£150 million 8.375% subordinated notes 2007 (redeemed January 2007)	—	162
€255 million 5.25% subordinated notes 2008	192	177
€300 million 4.875% subordinated notes 2009	228	212
US$350 million floating rate subordinated notes 2012 (redeemed July 2007)	—	184
US$500 million floating rate subordinated notes 2012 (redeemed July 2007)	—	254
€130 million floating rate subordinated notes 2012 (redeemed July 2007)	—	88
€1,000 million floating rate subordinated notes 2013 (callable October 2008)	744	677
US$50 million floating rate subordinated notes 2013	26	25
€1,000 million 6% subordinated notes 2013	790	745
€500 million 6% subordinated notes 2013	374	342
£150 million 10.5% subordinated bonds 2013 (2)	169	168
US$1,250 million floating rate subordinated notes 2014 (callable July 2009)	630	643
AUD590 million 6% subordinated notes 2014 (callable October 2009)	254	235
AUD410 million floating rate subordinated notes 2014 (callable October 2009)	182	167
CAD700 million 4.25% subordinated notes 2015 (callable March 2010)	358	307
£250 million 9.625% subordinated bonds 2015	286	287
US$750 million floating rate subordinated notes 2015 (callable September 2010)	374	381
€750 million floating rate subordinated notes 2015	564	531
CHF400 million 2.375% subordinated notes 2015	166	160
CHF100 million 2.375% subordinated notes 2015	41	43
CHF200 million 2.375% subordinated notes 2015	86	81
US$500 million floating rate subordinated notes 2016 (callable October 2011)	252	257
US$1,500 million floating rate subordinated notes 2016 (callable April 2011)	757	773
€500 million 4.5% subordinated 2016 (callable January 2011)	379	350
CHF200 million 2.75% subordinated notes 2017 (callable December 2012)	89	84
€100 million floating rate subordinated notes 2017	73	67
€500 million floating rate subordinated notes 2017 (callable June 2012)	371	337
€750 million 4.35% subordinated notes 2017 (callable October 2017)	548	502
AUD450 million 6.5% subordinated notes 2017 (callable February 2012)	202	184
AUD450 million floating rate subordinated notes 2017 (callable February 2012)	199	182
US$1,500 million floating rate subordinated callable step up notes due August 2017 (issued May 2007; callable August 2012)	752	—
US$125.6 million floating rate subordinated notes 2020	64	65
€1,000 million 4.625% subordinated notes 2021 (callable September 2016)	724	687
€300 million CMS linked floating rate subordinated notes due June 2022 (issued June 2007)	228	—
National Westminster Bank Plc		
US$1,000 million 7.375% subordinated notes 2009	507	516
€600 million 6% subordinated notes 2010	474	440
€500 million 5.125% subordinated notes 2011	376	343
£300 million 7.875% subordinated notes 2015	349	350
£300 million 6.5% subordinated notes 2021	330	332
Charter One Financial, Inc		
US$400 million 6.375% subordinated notes 2012	212	218
Greenwich Capital Holdings, Inc		
US$500 million subordinated loan capital 2010 floating rate notes (callable on any interest payment date)	249	256
US$170 million subordinated loan capital floating rate notes 2008	85	87
US$100 million 5.575% senior subordinated revolving credit 2009 (issued June 2007)	50	—
First Active Plc		
US$35 million 7.24% subordinated bonds 2012 (redeemed December 2007)	—	22
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	65	65
Other minority interest subordinated issues	16	24
ABN AMRO and subsidiaries		
€113 million 7.50% subordinated notes 2008	83	—
€182 million 6.00% subordinated notes 2009	132	—
€182 million 6.13% subordinated notes 2009	127	—

Dated loan capital *(continued)*

	2007 £m	2006 £m
€1,150 million 4.63% subordinated notes 2009	848	—
€250 million 4.70% CMS linked subordinated notes 2019	131	—
€800 million 6.25% subordinated notes 2010	598	—
€100 million 5.13% flip flop Bermudan callable subordinated notes 2017 (callable December 2012)	75	—
€500 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	350	—
€1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2016 (callable September 2011)	710	—
€13 million zero coupon subordinated notes 2029 (callable June 2009)	2	—
€82 million floating rate subordinated notes 2017	55	—
€103 million floating rate subordinated lower tier 2 notes 2020	68	—
€170 million floating rate sinkable subordinated notes 2041	184	—
€15 million CMS linked floating rate subordinated lower tier 2 notes 2020	11	—
€1,500 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable June 2010)	1,087	—
€5 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	4	—
€65 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	48	—
US$12 million floating rate subordinated notes 2008	6	—
US$12 million floating rate subordinated notes 2008	6	—
US$165 million 6.14% subordinated notes 2019	94	—
US$72 million 5.98% subordinated notes 2019	7	—
US$500 million 4.65% subordinated notes 2018	214	—
US$500 million floating rate Bermudan callable subordinated notes 2013 (callable September 2008)	232	—
US$1,500 million floating rate Bermudan callable subordinated notes 2015 (callable March 2010)	717	—
US$100 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	50	—
US$36 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010)	18	—
US$1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2017 (callable January 2012)	479	—
AUD575 million 6.50% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	231	—
AUD175 million 7.46% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	73	—
€26 million 7.42% subordinated notes 2016	20	—
€7 million 7.38% subordinated notes 2016	6	—
€256 million 5.25% subordinated notes 2008	190	—
€13 million floating rate subordinated notes 2008	9	—
£42 million 8.18% subordinated notes 2010	19	—
£25 million 9.18% amortising MTN subordinated lower tier 2 notes 2011	15	—
£750 million 5% Bermudan callable subordinated upper tier 2 notes 2016	642	—
US$250 million 7.75% subordinated notes 2023	127	—
US$150 million 7.13% subordinated notes 2093	76	—
US$250 million 7.00% subordinated notes 2008	127	—
US$68 million floating rate subordinated notes 2009	34	—
US$12 million floating rate subordinated notes 2009	6	—
BRL50 million floating rate subordinated notes 2013	14	—
BRL250 million floating rate subordinated notes 2013	71	—
BRL250 million floating rate subordinated notes 2014	71	—
BRL885 million floating rate subordinated notes 2014	251	—
BRL300 million floating rate subordinated notes 2014	85	—
PKR0.80 million floating rate subordinated notes 2012	6	—
MYR200 million subordinated notes 2017	30	—
TRY60 million subordinated notes	25	—
	23,065	13,772

* In addition the company has issued 0.5 million subordinated loan notes of €1,000 each, 1.95 million subordinated loan notes of US$1,000 each and 0.4 million subordinated loan notes of £1,000 each. These loan notes are included in the company balance sheet as loan capital but are reclassified as minority interest Trust Preferred Securities on consolidation (see Note 25).

Notes:

(1) On-lent to The Royal Bank of Scotland plc on a subordinated basis.

(2) Unconditionally guaranteed by the company.

(3) In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the Issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(4) Except as stated above, claims in respect of the Group's dated loan capital are subordinated to the claims of other creditors. None of the Group's dated loan capital is secured.

(5) Interest on all floating rate subordinated notes is calculated by reference to market rates.

24 Subordinated liabilities *(continued)*

Undated loan capital

	2007 £m	2006 £m
The company		
US$350 million undated floating rate primary capital notes (callable on any interest payment date) (1)	175	178
US$75 million floating rate perpetual capital securities (redeemed October 2007)	—	38
US$1,200 million 7.648% perpetual regulatory tier one securities (callable September 2031) (1, 2)	606	618
	781	834
The Royal Bank of Scotland plc		
£150 million 5.625% undated subordinated notes (callable June 2032)	144	144
£175 million 7.375% undated subordinated notes (callable August 2010)	183	163
€152 million 5.875% undated subordinated notes (callable October 2008)	114	105
£350 million 6.25% undated subordinated notes (callable December 2012)	354	350
£500 million 6% undated subordinated notes (callable September 2014)	517	512
€500 million 5.125% undated subordinated notes (callable July 2014)	371	350
€1,000 million floating rate undated subordinated notes (callable July 2014)	742	675
£500 million 5.125% undated subordinated notes (callable March 2016)	499	493
£200 million 5.625% subordinated upper tier 2 notes (callable September 2026)	210	210
£600 million 5.5% undated subordinated notes (callable December 2019)	595	594
£500 million 6.2% undated subordinated notes (callable March 2022)	543	546
£200 million 9.5% undated subordinated bonds (callable August 2018) (3)	228	229
£400 million 5.625% subordinated upper tier 2 notes (callable September 2026)	397	397
£300 million 5.625% undated subordinated notes (callable September 2026)	318	326
£350 million 5.625% undated subordinated notes (callable June 2032)	363	362
£150 million undated subordinated floating rate step-up notes (redeemed March 2007)	—	150
£400 million 5% undated subordinated notes (callable March 2011)	402	395
JPY25 billion 2.605% undated subordinates notes (callable November 2034)	103	99
CAD700 million 5.37% fixed rate undated subordinated notes (callable May 2016)	363	317
National Westminster Bank Plc		
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	251	256
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	256	267
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	255	254
US$500 million 7.75% reset subordinated notes (redeemed October 2007)	—	262
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	303	280
€100 million floating rate undated step-up notes (callable October 2009)	74	68
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	357	359
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	205	205
£200 million 11.5% undated subordinated notes (callable December 2022) (4)	269	272
First Active plc		
£20 million 11.75% perpetual tier two capital	23	23
€38 million 11.375% perpetual tier two capital	39	36
£1.3 million floating rate perpetual tier two capital	2	2
ABN AMRO and subsidiaries		
€9 million 4.65% perpetual convertible financing preference shares (callable January 2011)	7	—
€1,000 million 4.310% perpetual Bermudan callable subordinated tier 1 notes (callable March 2016)	598	—
	9,866	9,555

Notes:

(1) On-lent to The Royal Bank of Scotland plc on a subordinated basis.

(2) The company can satisfy interest payment obligations by issuing ordinary shares to appointed Trustees sufficient to enable them, on selling these shares, to settle the interest payment.

(3) Guaranteed by the company.

(4) Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.

(5) Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.

(6) In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(7) Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares

	2007 £m	2006 £m
The company		
Non-cumulative preference shares of US$0.01 (1)		
Series E US$200 million 8.1% (redeemed January 2007)	—	102
Series F US$200 million 7.65% (redeemable at option of issuer)	100	102
Series G US$250 million 7.4% (redeemed January 2007)	—	126
Series H US$300 million 7.25% (redeemable at option of issuer)	150	153
Series K US$400 million 7.875% (redeemed January 2007)	—	203
Series L US$850 million 5.75% (redeemable September 2009)	421	429
Non-cumulative convertible preference shares of US$0.01 (1)		
Series 1 US$1,000 million 9.118% (redeemable March 2010)	510	515
Non-cumulative convertible preference shares of £0.01 (1)		
Series 1 £200 million 7.387% (redeemable December 2010)	201	200
Cumulative preference shares of £1		
£0.5 million 11% (non-redeemable)	1	1
£0.4 million 5.5% (non-redeemable)	—	—
	1,383	1,831
National Westminster Bank Plc		
Non-cumulative preference shares of £1		
Series A £140 million 9% (non-redeemable)	143	142
Non-cumulative preference shares of US$25		
Series B US$250 million 7.8752% (redeemed January 2007)	—	141
Series C US$300 million 7.7628% (2)	160	163
	1,686	2,277

Notes:

(1) Further details of the contractual terms of the preference shares are given in Note 26 on page 179.

(2) Series C preference shares each carry a gross dividend of 8.625% inclusive of associated tax credit. Redeemable at the option of the issuer at par.

Trust preferred securities

	2007 £m	2006 £m
€1,250 million 6.467% (redeemable June 2012) (1)	979	918
US$750 million 6.8% (redeemable March 2008) (1)	374	382
US$850 million 4.709% (redeemable July 2013) (1)	421	409
US$650 million 6.425% (redeemable January 2034) (1)	344	341
ABN AMRO and subsidiaries		
US$1,285 million 6.03% Trust Preferred V (redeemable July 2008)	438	—
US$200 million 6.25% Trust Preferred VI (redeemable September 2008)	79	—
US$1,800 million 6.08% Trust Preferred VII (redeemable February 2009)	727	—
	3,362	2,050

Note:

(1) The trust preferred securities issued by subsidiaries have no maturity date and are not redeemable at the option of the holders at any time. These securities may with the consent of the UK Financial Services Authority be redeemed, by the issuer on the dates specified above or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. The company classifies its obligations to these subsidiaries as dated loan capital.

25 Minority interests

	Group	
	2007 £m	2006 £m
At 1 January	5,263	2,109
Currency translation adjustments and other movements	1,834	(297)
Acquisition of ABN AMRO	32,245	—
Profit attributable to minority interests	163	104
Dividends paid	(121)	(66)
(Losses)/gains on available-for-sale securities, net of tax	(564)	2,140
Movements in cash flow hedging reserves, net of tax	26	—
Actuarial gains recognised in retirement benefit schemes, net of tax	19	—
Equity raised	76	1,354
Equity withdrawn	(553)	(81)
At 31 December	38,388	5,263

Included in minority interests are the following trust preferred securities (1):

	2007 £m	2006 £m
US$950 million 5.512% (redeemable September 2014)	529	529
US$1,000 million 3 month US$ LIBOR plus 0.80% (redeemable September 2014)	555	555
€500 million 4.243% (redeemable January 2016)	337	337
£400 million 5.6457% (redeemable June 2017)	400	400
	1,821	1,821

Note:

(1) The trust preferred securities issued by subsidiaries have no maturity date and are not redeemable at the option of the holders at any time. These securities may, with the consent of the UK Financial Services Authority, be redeemed, in whole or in part, by the issuer on the dates specified above or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. The company classifies its obligations to these subsidiaries as dated loan capital.

26 Share capital

	Allotted, called up and fully paid			Authorised	
	1 January 2007 £m	Issued during the year £m	31 December 2007 £m	31 December 2007 £m	31 December 2006 £m
Ordinary shares of 25p	788	1,713	2,501	3,018	1,270
Non-voting deferred shares of £0.01	27	—	27	323	323
Additional Value Shares of £0.01	—	—	—	27	27
Non-cumulative preference shares of US$0.01	1	1	2	2	2
Non-cumulative convertible preference shares of US$0.01	—	—	—	—	—
Non-cumulative preference shares of €0.01	—	—	—	—	—
Non-cumulative convertible preference shares of €0.01	—	—	—	—	—
Non-cumulative convertible preference shares of £0.25	—	—	—	225	225
Non-cumulative convertible preference shares of £0.01	—	—	—	—	—
Cumulative preference shares of £1	1	—	1	1	1
Non-cumulative preference shares of £1	—	1	1	300	300

	Allotted, called up and fully paid			Authorised		
Number of shares – thousands	2007	2006	2005	2007	2006	2005
Ordinary shares of 25p	10,006,215	3,152,844	3,196,544	12,070,492	5,079,375	5,079,375
Non-voting deferred shares of £0.01	2,660,556	2,660,556	2,660,556	32,300,000	32,300,000	32,300,000
Additional Value Shares of £0.01	—	—	—	2,700,000	2,700,000	2,700,000
Non-cumulative preference shares of US$0.01	308,015	240,000	206,000	419,500	419,500	419,500
Non-cumulative convertible preference shares of US$0.01	1,000	1,000	1,000	3,900	3,900	3,900
Non-cumulative preference shares of €0.01	2,526	2,500	2,500	66,000	66,000	66,000
Non-cumulative convertible preference shares of €0.01	—	—	—	3,000	3,000	3,000
Non-cumulative convertible preference shares of £0.25	—	—	—	900,000	900,000	900,000
Non-cumulative convertible preference shares of £0.01	200	200	200	1,000	1,000	1,000
Cumulative preference shares of £1	900	900	900	900	900	900
Non-cumulative preference shares of £1	750	—	—	300,000	300,000	300,000

Movement in ordinary shares in issue during the year:

	Number of shares — thousands
At 1 January 2007	3,152,844
Bonus issue in May 2007	6,304,299
Shares issued in respect of the acquisition of ABN AMRO	530,621
Other shares issued during the year	19,146
Shares cancelled during the year	(695)
At 31 December 2007	10,006,215

26 Share capital *(continued)*

Ordinary shares

In May 2007, the company capitalised £1,576 million of its share premium account by way of a bonus issue of two new ordinary shares of 25p each for every one ordinary share held by shareholders at close of business on 4 May 2007.

In addition, the following issues of ordinary shares were made during the year ended 31 December 2007:

(a) 530.6 million ordinary shares issued to former shareholders of ABN AMRO; and

(b) 19.1 million ordinary shares following the exercise of options under the company's share schemes.

Consideration of £77 million was received on the issue of ordinary shares for cash.

During the year ended 31 December 2007, options were granted over 44.8 million ordinary shares under the company's executive and sharesave schemes. At 31 December 2007, options granted under the company's various schemes, exercisable up to 2017 at prices ranging from 260p to 700p per share, were outstanding in respect of 188.7 million ordinary shares.

In addition, options granted under the NatWest executive scheme were outstanding in respect of 1 million ordinary shares exercisable up to 2009 at prices ranging from 228p to 308p per share.

Employee share trusts purchased 10.8 million ordinary shares at a cost of £65.3 million and awarded 19.8 million ordinary shares on receipt of £79 million on the exercise of awards under employee share schemes.

The employee share trusts incurred costs of £0.4 million in purchasing the company's ordinary shares.

Preference shares

In January 2007, the company redeemed the 8 million Series E, the 10 million Series G and the 16 million Series K, non-cumulative preference shares of US$0.01 each at US$25 per share.

In June 2007, the company issued 38 million Series S non-cumulative preference shares of US$0.01 at US$25 each, the net proceeds being US$920 million.

In September 2007, the company issued 64 million Series T non-cumulative preference shares of US$0.01 at US$25 each, the net proceeds being US$1,550 million.

In October 2007, the company issued:

(a) 26,000 Series 3 non-cumulative preference shares of €0.01 at €50,000 each, the net proceeds being €1,287 million;

(b) 750,000 Series 1 non-cumulative preference shares of £1 at £1,000 each, the net proceeds being £742 million; and

(c) 15,000 Series U non-cumulative preference shares of US$0.01 at US$100,000 each, the net proceeds being US$1,485 million.

The costs of issue and discounts allowed on preference shares issued during the year were £64 million.

Under IFRS certain of the Group's preference shares are classified as debt and are included in subordinated liabilities on the balance sheet.

Other securities

In October 2007, the company issued the following subordinated securities in the legal form of debt that are classified as equity under IFRS:

(a) US$1,600 million fixed/floating rate preferred capital securities, the net proceeds being US$1,584 million; and

(b) CAD600 million innovative tier 1 bonds, the net proceeds being CAD594 million.

These securities entitle the holders to interest which may be deferred at the sole discretion of the company. Repayment of the securities is at the sole discretion of the company on giving between 30 and 60 days notice.

Non-cumulative preference shares
Non-cumulative preference shares entitle the holders thereof (subject to the terms of issue) to receive periodic non-cumulative cash dividends at specified fixed rates for each Series payable out of distributable profits of the company.

The non-cumulative preference shares are redeemable at the option of the company, in whole or in part from time to time at the rates detailed below plus dividends otherwise payable for the then current dividend period accrued to the date of redemption.

Class of preference share	Number of shares in issue	Interest rate	Redemption date on or after	Redemption price per share	Debt or equity (1)
Non-cumulative preference shares of US$0.01					
Series F	8 million	7.65%	31 March 2007	US$25	Debt
Series H	12 million	7.25%	31 March 2004	US$25	Debt
Series L	34 million	5.75%	30 September 2009	US$25	Debt
Series M	37 million	6.4%	30 September 2009	US$25	Equity
Series N	40 million	6.35%	30 June 2010	US$25	Equity
Series P	22 million	6.25%	31 December 2010	US$25	Equity
Series Q	27 million	6.75%	30 June 2011	US$25	Equity
Series R	26 million	6.125%	30 December 2011	US$25	Equity
Series S	38 million	6.6%	30 June 2012	US$25	Equity
Series T	64 million	7.25%	31 December 2012	US$25	Equity
Series U	15,000	7.64%	29 September 2017	US$100,000	Equity
Non-cumulative convertible preference shares of US$0.01					
Series 1	1 million	9.118%	31 March 2010	US$1,000	Debt
Non-cumulative preference shares of €0.01					
Series 1	1.25 million	5.5%	31 December 2009	€1,000	Equity
Series 2	1.25 million	5.25%	30 June 2010	€1,000	Equity
Series 3	26,000	7.0916%	29 September 2017	€50,000	Equity
Non-cumulative convertible preference shares of £0.01					
Series 1	200,000	7.387%	31 December 2010	£1,000	Debt
Non-cumulative preference shares of £1					
Series 1	750,000	8.162%	5 October 2012	£1,000	Equity

Notes:

(1) Those preference shares where the Group has an obligation to pay dividends are classified as debt; those where distributions are discretionary are classified as equity. The conversion rights attaching to the convertible preference shares may result in the Group delivering a variable number of equity shares to preference shareholders; these convertible preference shares are treated as debt.

In the event that the non-cumulative convertible preference shares are not redeemed on or before the redemption date, the holder may convert the non-cumulative convertible preference shares into ordinary shares in the company.

Under existing arrangements, no redemption or purchase of any non-cumulative preference shares may be made by the company without the prior consent of the UK Financial Services Authority.

On a winding-up or liquidation of the company, the holders of the non-cumulative preference shares will be entitled to receive, out of any surplus assets available for distribution to the company's shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares and all other shares of the company ranking pari passu with the non-cumulative preference shares as regards participation in the surplus assets of the company, a liquidation distribution per share equal to the applicable redemption price detailed in the table above, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the company.

Except as described above, the holders of the non-cumulative preference shares have no right to participate in the surplus assets of the company.

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and are entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the three most recent quarterly dividend payments due on the non-cumulative dollar preference shares (other than Series U), the two most recent semi-annual dividend payments due on the non-cumulative convertible dollar preference shares and the most recent dividend payments due on the non-cumulative euro preference shares, the non-cumulative sterling preference shares, the Series U non-cumulative dollar preference shares and the non-cumulative convertible sterling preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares, and in these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.

Notes on the accounts continued

27 Owners' equity

	Group			Company		
	2007 £m	2006 £m	2005 £m	2007 £m	2006 £m	2005 £m
Called-up share capital						
At 1 January	815	826	822	815	826	822
Implementation of IAS 32 on 1 January 2005	—	—	(2)	—	—	(2)
Bonus issue of ordinary shares	1,576	—	—	1,576	—	—
Shares issued during the year	139	2	6	139	2	6
Shares repurchased during the year	—	(13)	—	—	(13)	—
At 31 December	2,530	815	826	2,530	815	826
Paid-in equity						
Securities issued during the year	1,073	—	—	1,073	—	—
At 31 December	1,073	—	—	1,073	—	—
Share premium account						
At 1 January	12,482	11,777	12,964	12,482	11,777	12,964
Reclassification of preference shares on implementation of IAS 32 on 1 January 2005	—	—	(3,159)	—	—	(3,159)
Bonus issue of ordinary shares	(1,576)	—	—	(1,576)	—	—
Shares issued during the year	6,257	815	1,972	6,257	815	1,972
Shares repurchased during the year	—	(381)	—	—	(381)	—
Redemption of preference shares classified as debt	159	271	—	159	271	—
At 31 December	17,322	12,482	11,777	17,322	12,482	11,777
Merger reserve						
At 1 January and 31 December	10,881	10,881	10,881	—	—	—
Available-for-sale reserve						
At 1 January	1,528	(73)		—	—	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	—	289	—	—	—
Unrealised (losses)/gains in the year	(191)	2,609	39	—	—	—
Realised gains in the year	(513)	(313)	(562)	—	—	—
Taxation	208	(695)	181	—	—	—
At 31 December	1,032	1,528	(73)	—	—	—
Cash flow hedging reserve						
At 1 January	(149)	59		(7)	(9)	
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	—	67	—	—	(13)
Amount recognised in equity during the year	(460)	(109)	18	—	—	—
Amount transferred from equity to earnings in the year (1)	(138)	(140)	(85)	3	3	6
Taxation	192	41	59	(1)	(1)	(2)
At 31 December	(555)	(149)	59	(5)	(7)	(9)
Foreign exchange reserve						
At 1 January	(872)	469	(320)	—	—	—
Retranslation of net assets	1,339	(2,159)	1,588	—	—	—
Foreign currency (losses)/gains on hedges of net assets	(963)	818	(799)	—	—	—
Taxation	70	—	—	—	—	—
At 31 December	(426)	(872)	469	—	—	—
Capital redemption reserve						
At 1 January	170	157	157	170	157	157
Shares repurchased during the year	—	13	—	—	13	—
At 31 December	170	170	157	170	170	157

Note:

(1) Of the amount transferred to earnings, £138 million (2006 – £140 million; 2005 – £85 million) was recorded in net interest income and nil (2006 and 2005 – nil) in other operating income.

	Group			Company		
	2007 £m	2006 £m	2005 £m	2007 £m	2006 £m	2005 £m
Retained earnings						
At 1 January	15,487	11,346	9,408	4,737	4,794	4,675
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	—	(1,078)	—	—	81
Profit attributable to ordinary and equity preference shareholders	7,549	6,393	5,501	2,499	3,499	2,074
Ordinary dividends paid	(3,044)	(2,470)	(1,927)	(3,044)	(2,470)	(1,927)
Equity preference dividends paid	(246)	(191)	(109)	(246)	(191)	(109)
Shares repurchased during the year	—	(624)	—	—	(624)	—
Redemption of preference shares classified as debt	(159)	(271)	—	(159)	(271)	—
Actuarial gains/(losses) recognised in retirement benefit schemes, net of tax	1,517	1,262	(561)	—	—	—
Net cost of shares bought and used to satisfy share-based payments	(40)	(35)	—	—	—	—
Share-based payments, net of tax	8	60	112	—	—	—
At 31 December	21,072	15,487	11,346	3,787	4,737	4,794
Own shares held						
At 1 January	(115)	(7)	(7)	—	(7)	(7)
Shares purchased during the year	(65)	(254)	—	—	—	—
Shares issued under employee share schemes	119	146	—	—	7	—
At 31 December	(61)	(115)	(7)	—	—	(7)
Owners' equity at 31 December	53,038	40,227	35,435	24,877	18,197	17,538

The merger reserve comprises the premium on shares issued to acquire NatWest less goodwill amortisation charged under previous GAAP. No share premium was recorded in the company financial statements through the operation of the merger relief provisions of the Companies Act 1985.

UK law prescribes that only the reserves of the company are taken into account for the purpose of making distributions and in determining the permissible applications of the share premium account.

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the parent or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

At 31 December 2007, 10,474,782 (2006 – 19,492,506) ordinary shares of 25p each of the company were held by Employee Share Trusts in respect of share awards and options granted to employees.

Paid-in equity represents notes issued under the company's euro medium term note programme with par value of US$1,600 million and CAD600 million that are classified as equity under IFRS. The notes attract coupons of 6.99% and 6.666% respectively until October 2017 when they increase to 2.67% above the London interbank offered rate for 3-month US dollar deposits and 2.76% above the Canadian dollar offered rate respectively.

28 Leases

Minimum amounts receivable and payable under non-cancellable leases.

	Group			
	Year in which receipt or payment will occur			
2007	Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Finance lease assets:				
Amounts receivable	1,297	4,968	11,648	17,913
Present value adjustment	(390)	(1,766)	(3,187)	(5,343)
Other movements	(23)	(144)	(288)	(455)
Present value amounts receivable	884	3,058	8,173	12,115
Operating lease assets:				
Future minimum lease receivables	1,073	3,046	1,473	5,592
Operating lease obligations:				
Future minimum lease payables:				
Premises	350	1,210	3,017	4,577
Equipment	9	14	—	23
	359	1,224	3,017	4,600
2006				
Finance lease assets:				
Amounts receivable	1,235	4,331	11,166	16,732
Present value adjustment	(453)	(1,648)	(3,110)	(5,211)
Other movements	(22)	(80)	(295)	(397)
Present value amounts receivable	760	2,603	7,761	11,124
Operating lease assets:				
Future minimum lease receivables	444	2,391	2,640	5,475
Operating lease obligations:				
Future minimum lease payables:				
Premises	332	1,151	1,877	3,360
Equipment	7	6	—	13
	339	1,157	1,877	3,373

	Group	
	2007 £m	2006 £m
Nature of operating lease assets in balance sheet		
Transportation	6,859	7,414
Cars and light commercial vehicles	1,390	1,204
Other	441	291
	8,690	8,909
Amounts recognised as income and expense		
Finance lease receivables – contingent rental income	(23)	(37)
Operating lease payables – minimum payments	322	366
Contracts for future capital expenditure not provided for at the year end		
Operating leases	545	1,437
Finance lease receivables		
Unearned finance income	5,343	5,211
Accumulated allowance for uncollectable minimum lease receivables	63	67

Residual value exposures

The tables below give details of the unguaranteed residual values included in the carrying value of finance lease receivables (see page 148) and operating lease assets (see page 164).

2007	Year in which residual value will be recovered: Within 1 year £m	After 1 year but within 2 years £m	After 2 years but within 5 years £m	After 5 years £m	Total £m
Operating leases					
Transportation	485	253	1,762	2,505	5,005
Cars and light commercial vehicles	331	467	118	—	916
Other	26	47	64	18	155
Finance leases	23	29	115	288	455
	865	796	2,059	2,811	6,531
2006					
Operating leases					
Transportation	1,054	180	1,339	2,517	5,090
Cars and light commercial vehicles	168	295	329	—	792
Other	13	30	77	24	144
Finance leases	22	22	58	295	397
	1,257	527	1,803	2,836	6,423

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

29 Collateral

Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities fall below a predetermined level.

Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

The fair value (and carrying value) of securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	2007 £m	2006 £m
Treasury and other eligible bills	7,090	1,426
Debt securities	100,561	58,874
	107,651	60,300

All of the above securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £373.7 billion (2006 – £124.7 billion), of which £337.8 billion (2006 – £107.2 billion) had been resold or repledged as collateral for the Group's own transactions.

Other collateral given

Group assets charged as security for liabilities	2007 £m	2006 £m
Loans and advances to banks	753	469
Loans and advances to customers	80,719	44,966
Debt securities	29,709	8,560
Property, plant and equipment	935	1,222
Other	1,765	13
	113,881	55,230

Liabilities secured by charges on Group assets	2007 £m	2006 £m
Deposits by banks	21,693	11,680
Customer accounts	6,670	7,095
Debt securities in issue	65,080	27,607
Other liabilities	—	45
	93,443	46,427

Of the assets above, £62.0 billion (2006 – £30.1 billion) relate to securitisations (see Note 30). The remaining balances mainly relate to assets charged as security against deposits from central and federal banks and other public sector bodies.

30 Securitisations and other asset transfers

In the normal course of business, the Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets. The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity ("SPE") which then issues liabilities to third party investors.

SPEs are vehicles set up for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions. As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets; continued recognition of the assets to the extent of the Group's continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer (see Accounting policy on page 129). The Group has securitisations in each of these categories.

Continued recognition

The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities for those securitisations and other asset transfers where substantially all the risks and rewards of the assets have been retained by the Group.

	2007		2006	
Asset type	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Residential mortgages	23,652	23,436	15,698	15,375
Credit card receivables	2,948	2,664	2,891	2,585
Other loans	1,703	1,149	1,931	1,346
Commercial paper conduits	32,613	31,193	8,360	8,284
Finance lease receivables	1,038	823	1,211	953

Residential mortgages securitisations – the Group has securitised portfolios of residential mortgages. Mortgages have been transferred to SPEs, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group has entered into arm's length fixed/floating interest rate swaps and cross-currency swaps with the securitisation SPEs and provides mortgage management and agency services to the SPEs. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group. The SPEs are consolidated and the mortgages remain on the Group's balance sheet.

Credit card securitisations – credit card receivables in the UK have been securitised. Notes have been issued by an SPE. The note holders have a proportionate interest in a pool of credit card receivables that have been equitably assigned by the Group to a receivables trust. The Group continues to be exposed to the risks and rewards of the transferred receivables through its right to excess spread (after charge-offs). The SPE is consolidated and the credit card receivables remain on the Group's balance sheet.

Other securitisations – other loans originated by the Group have been transferred to SPEs funded through the issue of notes. Any proceeds from the loans in excess of the amounts required to service and repay the notes are payable to the Group after deduction of expenses. The SPEs are consolidated and the loans remain on the Group's balance sheet.

Commercial paper conduits – the Group sponsors commercial paper conduits. Customer assets are transferred into SPEs which issue notes in the commercial paper market. The Group supplies certain services and contingent liquidity support to these SPEs on an arm's length basis as well as programme credit enhancement. The SPEs are consolidated.

Finance lease receivables – certain finance lease receivables (leveraged leases) in the US involve the Group as lessor obtaining non-recourse funding from third parties. This financing is secured on the underlying leases and the provider of the finance has no recourse whatsoever to the other assets of the Group. The transactions are recorded gross of third-party financing.

Continuing involvement
In certain securitisations of US residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control, as defined by IFRS, of the assets and continues to recognise the assets to the extent of its continuing involvement which takes the form of retaining certain subordinated bonds issued by the securitisation SPEs. These bonds have differing rights and, depending on their terms, they may expose the Group to interest rate risk where they carry a fixed coupon or to credit risk depending on the extent of their subordination. Certain bonds entitle the Group to additional interest if the portfolio performs better than expected and others give the Group the right to prepayment penalties received on the securitised mortgages. At 31 December 2007, securitised assets were £18.1 billion (2006 – £37.3 billion); retained interests £1,037 million (2006 – £930 million); subordinated assets £314 million (2006 – £694 million) and related liabilities £314 million (2006 – £694 million).

Derecognition
Other securitisations of the Group's financial assets in the US qualify for derecognition as substantially all the risks and rewards of the assets have been transferred. The Group continues to recognise any retained interests in the securitisation vehicles.

31 Risk management

Financial risk management policies and objectives

The Group Board of directors sets the overall risk appetite and philosophy; the risk and capital framework underpins delivery of the Board's strategy.

Risk and capital

It is the Group's policy to optimise return to shareholders while maintaining a strong capital base and credit rating to support business growth and meet regulatory capital requirements at all times.

Risk appetite is measured as the maximum level of retained risk the Group will accept to deliver its business objectives. Risk appetite is generally defined through both quantitative and qualitative techniques including stress testing, risk concentration, value-at-risk and risk underwriting criteria, ensuring that appropriate principles, policies and procedures are in place and applied.

The main financial risks facing the Group are as follows:

- Credit risk: is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.

- Funding and liquidity risk: is the risk that the Group is unable to meet its obligations as they fall due.

- Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.

- Equity risk: gains or losses on equity investments.

- Insurance risk: the Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to mitigate other risk exposures.

Credit risk

Credit risk is managed to achieve sustainable and superior risk-reward performance while maintaining exposures within acceptable risk appetite parameters. This is achieved through the combination of governance, policies, systems and controls, underpinned by sound commercial judgement as described below.

- Policies and risk appetite: policies provide a clear framework for the assessment, approval, monitoring and management of credit risk where risk appetite sets the tolerance of loss. Limits are used to manage concentration risk by single name, sector and country.

- Decision makers: credit authority is granted to independent persons or committees with the appropriate experience, seniority and commercial judgement. Credit authority is not extended to relationship managers. Specialist internal credit risk departments independently oversee the credit process and make credit decisions or recommendations to the appropriate credit committee.

- Models: credit models are used to measure and assess risk decisions and to aid on-going monitoring. Measures, such as Probability of Default, Exposure at Default, Loss Given Default (see page 186) and Expected Loss are calculated using duly authorised models. All credit models are subject to independent review prior to implementation and existing models are reviewed on at least an annual basis.

31 Risk management *(continued)*

- Mitigation techniques to reduce the potential for loss: credit risk may be mitigated by the taking of financial or physical security, the assignment of receivables or the use of credit derivatives, guarantees, risk participations, credit insurance, set off or netting.

- Risk systems and data quality: systems are well organised to produce timely, accurate and complete inputs for risk reporting and to administer key credit processes.

- Analysis and reporting: portfolio analysis and reporting are used to ensure the identification of emerging concentration risks and adverse movements in credit risk quality.

- Stress testing: stress testing forms an integral part of portfolio analysis, providing a measure of potential vulnerability to exceptional but plausible economic and geopolitical events which assists management in the identification of risk not otherwise apparent in more benign circumstances. Stress testing informs risk appetite decisions.

- Portfolio management: active management of portfolio concentrations as measured by risk reporting and stress testing, where credit risk may be mitigated through promoting asset sales, buying credit protection or curtailing risk appetite for new transactions.

- Credit stewardship: customer transaction monitoring and management is a continuous process, ensuring performance is satisfactory and that documentation, security and valuations are complete and up to date.

- Problem debt identification: policies and systems encourage the early identification of problems and the employment of specialised staff focused on collections and problem debt management.

- Provisioning: independent assessment using best practice models for collective and latent loss. Professional evaluation is applied to individual cases, to ensure that such losses are comprehensively identified and adequately provided for.

- Recovery: maximising the return to the Group through the recovery process.

Credit risk models

Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring as well as portfolio analysis and reporting. Credit risk models used by the Group can be broadly grouped into three categories.

- Probability of default ("PD"): the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Customers are assigned an internal credit grade which corresponds to probability of default. Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade (see page 74).

- Exposure at default ("EAD"): such models estimate the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD is typically higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit.

- Loss given default ("LGD"): models estimate the economic loss that may occur in the event of default, being the debt that cannot be recovered. The Group's LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held.

Loan impairment

The Group classifies impaired assets as either Risk Elements in Lending (REIL) or Potential Problem Loans (PPL). REIL represents non-accrual loans, loans that are accruing but are past due 90 days and restructured loans. PPL represents impaired assets which are not included in REIL but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross of the value of any security held, which could reduce the eventual loss should it occur, and gross of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against reported impaired balance.

The table below sets out the Group's loans that are classified as REIL and PPL:

REIL and PPL	2007 £m	2006 £m
Non-accrual loans (1)	10,362	6,232
Accrual loans past due 90 days (2)	369	105
Troubled debt restructurings (3)	—	—
Total REIL	10,731	6,337
PPL (4)	671	52
Total REIL and PPL	11,402	6,389
REIL and PPL as % of customer loans and advances – gross (5)	1.64%	1.57%

The sub-categories of REIL and PPL are calculated as described in notes 1 to 4 below.

Notes:

(1) All loans against which an impairment provision is held are reported in the non-accrual category.

(2) Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.

(3) Troubled debt restructurings represent loans that have been restructured following the granting of a concession by the Group to the borrower.

(4) Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

(5) Gross of provisions and excluding reverse repurchase agreements.

Impairment loss provision methodology

Provisions for impairment losses are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

Collectively assessed provisions are provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are provisions held against the estimated impairment in the performing portfolio which have yet to be identified as at the balance sheet date. To assess the latent loss within the portfolios, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Provision analysis

The Group's consumer portfolios, which consist of small value, high volume credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, low volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis by experienced specialists, with input from professional valuers and accountants as appropriate. The Group operates a provisions governance framework which sets thresholds whereby suitable oversight and challenge is undertaken. These opinions and levels of provision are overseen by each division's Provision Committee. Significant cases are presented to, and challenged by, the Group Problem Exposure Review Forum.

Early and active management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group's ongoing monitoring process.

31 Risk management *(continued)*

The following table shows an analysis of the loan impairment charge.

Loan impairment charge	2007 £m	2006 £m	2005 £m
Latent loss provisions charge	88	87	14
Collectively assessed provisions charge	1,744	1,573	1,399
Individually assessed provisions charge	274	217	290
Total charge to income statement	2,106	1,877	1,703
Charge as a % of customer loans and advances – gross (1)	0.30%	0.46%	0.46%

Note:

(1) Gross of provisions and excluding reverse repurchase agreements.

Liquidity risk

The Group's liquidity policy is designed to ensure that it can at all times meet its obligations as they fall due.

Liquidity management within the Group focuses on overall balance sheet structure and the control, within prudent limits, of risk arising from exposure to the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. The management of liquidity risk within the Group is undertaken within limits and other policy parameters set by Group Asset and Liability Management Committee (GALCO). Compliance is monitored and coordinated by Group Treasury both in respect of internal policy and the regulatory requirements of the Financial Services Authority. In addition, all subsidiaries and branches outside the UK ensure compliance with any local regulatory liquidity requirements and are subject to Group Treasury oversight.

Diversification of funding sources

The structure of the Group's balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to limit the reliance on total short-term wholesale sources of funds (gross and net of repos) within prudent levels.

During 2007, the Group's funding sources remained well diversified by counterparty, instrument and maturity, both before and after the acquisition of ABN AMRO in October 2007.

Sources of funding	2007 £m	%	2006 £m	%
Customer accounts (excluding repos)				
Repayable on demand	346,074	24	197,771	28
Time deposits	201,375	14	122,467	17
Total customer accounts (excluding repos)	547,449	38	320,238	45
Debt securities in issue over one year remaining maturity	117,873	8	44,006	6
Subordinated liabilities	37,979	3	27,654	4
Owners' equity	53,038	4	40,227	6
Total customer accounts and long term funds	756,339	53	432,125	61
Repo agreements with customers	134,916	10	63,984	9
Repo agreements with banks	163,038	11	76,376	11
Total customer accounts, long term funds and collateralised borrowing	1,054,293	74	572,485	81
Debt securities in issue up to one year remaining maturity	155,742	11	41,957	5
Deposits by banks (excluding repos)	149,595	10	55,767	8
Short positions	73,501	5	43,809	6
Total	1,433,131	100	714,018	100

Net customer activity

	2007 £m	2006 £m
Loans and advances to customers (gross, excluding reverse repos)	693,331	407,918
Customer accounts (excluding repos)	547,449	320,238
Customer lending less customer accounts	145,882	87,680
Loans and advances to customers as a % of customer accounts (excluding repos)	126.6%	127.4%

Management of term structure

The Group evaluates on a regular basis its structural liquidity risk and applies a variety of balance sheet management and term funding strategies to maintain this risk within its normal policy parameters.

The degree of maturity mismatch within the overall long-term structure of the Group's assets and liabilities is managed within internal policy guidelines, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

Stress testing

The Group performs stress tests to simulate how events may impact its funding and liquidity capabilities. Such tests inform the overall balance sheet structure and help define prudent limits for control of the risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. The nature of stress tests is kept under review in line with evolving market conditions.

Daily management

The short-term maturity structure of the Group's liabilities and assets is managed daily to ensure that all material or potential cash flow obligations arising from undrawn commitments and other contingent obligations, can be met. Potential sources include cash inflows from maturing assets, new borrowing or the sale of various debt securities held (after allowing for appropriate haircuts).

Short-term liquidity risk is generally managed on a consolidated basis with internal liquidity mismatch limits set for all subsidiaries and non-UK branches which have material local treasury activities, thereby assuring that the daily maintenance of the Group's overall liquidity risk position is not compromised. ABN AMRO, Citizens Financial Group and RBS Insurance manage liquidity locally, given different regulatory regimes, subject to review by Group Treasury. As integration of ABN AMRO's businesses within the Group proceeds, the liquidity risk policies, parameters and metrics used will be progressively aligned within a single framework.

31 Risk management *(continued)*

Net short-term wholesale market activity	2007 £m	2006 £m
Debt securities, listed held-for-trading equity shares, treasury and other eligible bills	328,352	135,775
Reverse repo agreements with banks and customers	318,298	117,060
Less: repos with banks and customers	(297,954)	(140,360)
Short positions	(73,501)	(43,809)
Insurance companies' debt securities held	(8,062)	(6,149)
Debt securities charged as security for liabilities	(29,709)	(8,560)
Net marketable assets	237,424	53,957
By remaining maturity up to one month:		
Deposits by banks (excluding repos)	112,181	36,089
Less: loans and advances to banks (gross, excluding reverse repos)	(25,609)	(21,136)
Debt securities in issue	66,289	19,924
Net wholesale liabilities due within one month	152,861	34,877
Net surplus of marketable assets over wholesale liabilities due within one month	84,563	19,080

The following table shows cash flows payable on financial liabilities up to a period of 20 years including future payments of interest.

	Group					
2007	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Deposits by banks	220,914	21,580	3,206	2,225	1,509	434
Customer accounts	561,003	30,539	9,430	4,509	11,615	9,052
Debt securities in issue	111,292	37,292	57,562	34,917	44,166	4,223
Derivatives held for hedging	252	667	822	449	605	118
Subordinated liabilities	641	3,720	5,603	3,466	22,735	6,354
Settlement balances and other liabilities	17,998	5	14	6	12	7
	912,100	93,803	76,637	45,572	80,642	20,188
2006						
Deposits by banks	62,672	5,733	3,677	2,591	1,264	153
Customer accounts	324,933	5,662	1,349	1,297	2,521	1,290
Debt securities in issue	44,113	10,949	15,046	7,571	7,499	5,005
Derivatives held for hedging	25	199	300	176	210	106
Subordinated liabilities	953	1,140	3,689	4,606	12,788	15,934
Settlement balances and other liabilities	7,142	20	26	16	9	4
	439,838	23,703	24,087	16,259	24,291	22,494

2007	Company 0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Deposits by banks	116	5,544	—	—	—	—
Debt securities in issue	824	8,477	3,447	1,372	—	—
Derivatives held for hedging	52	1	—	2	—	—
Subordinated liabilities	116	347	1,119	1,045	3,282	3,909
	1,108	14,369	4,566	2,419	3,282	3,909
2006						
Deposits by banks	10	30	778	—	—	—
Debt securities in issue	537	1,217	474	—	—	—
Subordinated liabilities	553	336	1,145	1,503	3,117	3,542
	1,100	1,583	2,397	1,503	3,117	3,542

The tables above show the timing of cash outflows to settle financial liabilities. They have been prepared on the following basis:

Prepayable liabilities – where a financial liability can be prepaid by the counterparty, the cash outflow has been included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial liability is triggered by, or is subject to, specific criteria such as market price hurdles being reached, it is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years – the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading liabilities – held-for-trading liabilities amounting to £538.4 billion (2006 – £267.5 billion) have been excluded from the table in view of their short term nature.

Investment contracts – investment contracts issued by the Group's life assurance businesses with a carrying value of £5.6 billion (2006 – £2.2 billion) are excluded from this analysis as their repayment is linked directly to the financial assets backing these contracts.

Financial assets held by the Group to meet these cash outflows include cash, balances at central banks and treasury bills of £36.1 billion (2006 – £11.6 billion), loans to banks and customers of £1,048.7 billion (2006 – £549.5 billion) including £452.4 billion (2006 – £288.9 billion) repayable within three months. The Group also held debt securities with a market value of £276.4 billion (2006 – £127.3 billion) of which £130.3 billion (2006 – £67.4 billion) were pledged to secure liabilities. Funds can be raised in the short-term from highly liquid securities held by the Group by sale or by disposal or by sale and repurchase transactions regardless of their stated maturity.

As explained above the table is prepared on the basis that prepayable liabilities are called at the earliest possible date. In practice, the average maturity of these liabilities significantly exceeds that shown in the table. In addition, although many customer accounts are contractually repayable on demand or at short notice, the Group's short-term deposit base is stable over the long term as deposit rollovers and new deposits offset cash outflows.

The following table shows the expected maturity of insurance liabilities up to 20 years excluding those linked directly to the financial assets backing these contracts (2007 – £4,398 million; 2006 – £1,713 million).

	Group 0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
2007	710	1,796	1,961	882	395	33
2006	644	1,666	1,997	885	517	68

31 Risk management *(continued)*

Other contractual cash obligations

The table below summarises the Group's other contractual cash obligations by payment date.

	Group					
2007	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	90	268	655	569	1,060	1,958
Contractual obligations to purchase goods or services	441	1,007	748	199	5	2
	531	1,275	1,403	768	1,065	1,960
2006						
Operating leases	85	254	624	533	804	1,073
Contractual obligations to purchase goods or services	378	449	969	101	114	39
	463	703	1,593	634	918	1,112

The Group's undrawn formal facilities, credit lines and other commitments to lend were £335,688 million (2006 – £242,655 million). While the Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Market risk

Market risk is defined as the risk of loss resulting from adverse changes in risk factors such as interest rates, foreign currency and equity prices together with related factors such as market volatilities.

The Group is exposed to market risk because of positions held in its trading portfolios as well as its non-trading business including the Group's treasury operations.

Value-at-risk ("VaR")

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one trading day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group's method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous 500 trading days of market data.

The Group calculates both general market risk (i.e. the risk due to movement in general market benchmarks) and idiosyncratic market risk (i.e. the risk due to movements in the value of securities by reference to specific issuers) using its VaR models.

The Group's VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

- Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

- VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

- VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Further controls are in place to limit the Group's intra-day exposure; such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. The Group undertakes stress testing to identify the potential for losses in excess of VaR.

Trading

The primary focus of the Group's trading activities is client facilitation – providing products to the Group's client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The principal risk factors are interest rates, credit spreads, equity prices and foreign exchange. Financial instruments held in the Group's trading portfolios include, but are not limited to, debt securities, loans, deposits, equity shares, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group's accounting policies for derivative financial instruments, see Accounting policies on page 130.

The VaR for the Group's trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2007				2006			
Trading	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	12.5	15.0	21.8	7.6	8.7	10.2	15.0	5.7
Credit spread	18.8	41.9	45.2	12.6	13.2	14.1	15.7	10.4
Currency	2.6	3.0	6.9	1.1	2.2	2.5	3.5	1.0
Equity	5.4	14.0	22.0	1.4	1.1	1.6	4.4	0.5
Commodity	0.2	0.5	1.6	—	0.2	—	1.1	—
Diversification		(28.7)				(12.8)		
Total trading VaR	21.6	45.7	50.1	13.2	14.2	15.6	18.9	10.4

Non-trading

The principal market risks arising from the Group's non-trading activities are interest rate risk, currency risk and equity risk.

Treasury activity and mismatches between the repricing of assets and liabilities in its retail and commercial banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group's investments in overseas subsidiaries, associates and branches.

The Group's strategic investment in Bank of China, venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk.

The Group's portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposit and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group's long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

Interest rate risk

Non-trading interest rate risk arises from the Group's treasury activities and retail and commercial banking businesses.

Treasury

The Group's treasury activities include its money market business and the management of internal funds flow within the Group's businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for the Group's treasury portfolios, which relates mainly to interest rate risk including credit spreads, was £5.5 million at 31 December 2007 (2006 – £1.5 million). During the year the maximum VaR was £6.4 million (2006 – £4.4 million), the minimum £1.3 million (2006 – £0.6 million) and the average £3.7 million (2006 – £2.4 million).

Retail and commercial banking

Non-trading interest rate risk is calculated in each business on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group's capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual business balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group's trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

31 Risk management *(continued)*

Risk is managed within limits approved by GALCO through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group's treasury function. The residual risk position is reported to divisional asset and liability committees, GALCO and the Board.

Non-trading interest rate VaR

Non-trading interest rate VaR for the Group's treasury and retail and commercial banking activities was £42.9 million at 31 December 2007 (2006 – £40.2 million) with the major exposure being to changes in longer term US dollar interest rates. During the year, the maximum VaR was £53.6 million (2006 – £98.7 million), the minimum £32.9 million (2006 – £40.2 million) and the average £43.2 million (2006 – £76.6 million).

Citizens was the main contributor to overall non-trading interest rate VaR. It invests in a portfolio of highly rated and liquid investments, principally mortgage-backed securities issued by US Government-backed entities. This balance sheet management approach is common for US retail banks where mortgages are originated and then sold to Federal agencies for funding through the capital markets.

Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group's or the subsidiary's regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging instruments.

Equity classification of foreign currency denominated preference share issuances requires that these shares be held on the balance sheet at historic cost. Consequently, these share issuances have the effect of increasing the Group's structural foreign currency position.

The tables below set out the Group's structural foreign currency exposures.

2007	Net investments in foreign operations £m	Net investment hedges £m	Structural foreign currency exposures £m
US dollar	14,819	2,844	11,975
Euro	46,629	41,220	5,409
Swiss franc	910	863	47
Chinese RMB	2,600	1,938	662
Brazilian real	3,755	—	3,755
Other non-sterling	2,995	875	2,120
	71,708	47,740	23,968
2006			
US dollar	15,036	5,278	9,758
Euro	3,059	1,696	1,363
Swiss franc	462	457	5
Chinese RMB	3,013	—	3,013
Other non-sterling	132	107	25
	21,702	7,538	14,164

The exposure in Chinese RMB arises from the Group's strategic investment in Bank of China.

Retranslation gains and losses on the Group's net investments in operations together with those on instruments hedging these investments are recognised directly in equity. Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. A five percent strengthening of foreign currencies would result in a loss of £1,140 million (2006 – £670 million) recognised in equity. A five percent weakening of foreign currencies would result in a gain of £1,200 million (2006 – £710 million) recognised in equity.

Equity risk

Non-trading equity positions can result in changes in the Group's non-trading income and reserves arising from changes in equity prices/income.

The types, nature and amounts of exchange-traded exposures, private equity exposures, and other exposures vary significantly. Such exposures may take the form of listed and unlisted equity shares, equity warrants and options, linked equity fund investments, private equity and venture capital investments, preference shares classified as equity and capital stock in the Federal Home Loans Bank and Federal Reserve Bank.

Insurance risk

The Group is exposed to insurance risk, either directly through its businesses or through using insurance as a tool to reduce other risk exposures.

Insurance risk is the risk of fluctuations in the timing, frequency or severity of insured events, relative to the expectations of the Group at the time of underwriting.

Underwriting and pricing risk

The Group manages underwriting and pricing risk through the use of underwriting guidelines which detail the class, nature and type of business that may be accepted; pricing policies by product line and by brand; and centralised control of policy wordings and any subsequent changes.

Claims management risk

The risk that claims are handled or paid inappropriately is managed using a range of IT system controls and manual processes conducted by experienced staff. These, together with a range of detailed policies and procedures ensure that all claims are handled in a timely, appropriate and accurate manner.

Reinsurance risk

Reinsurance is used to protect against the impact of major catastrophic events or unforeseen volumes of, or adverse trends in, large individual claims and to transfer risk that is outside the Group's current risk appetite.

Reinsurance of risks above the Group's risk appetite is only effective if the reinsurance premium makes economic sense and the counterparty is financially secure. Acceptable reinsurers are rated A- or better unless specifically authorised.

Reserving risk

Reserving risk relates to both premiums and claims. It is the risk that reserves are assessed incorrectly such that insufficient funds have been retained to pay or handle claims as the amounts fall due. Claims development data provides information on the historical pattern of reserving risk.

	Accident year						
Insurance claims – gross	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	Total £m
Estimate of ultimate claims costs:							
At end of accident year	3,013	3,658	3,710	4,265	4,269	4,621	23,536
One year later	91	(140)	(186)	(92)	(275)	—	(602)
Two years later	1	(106)	(88)	(147)	—	—	(340)
Three years later	(12)	(55)	(85)	—	—	—	(152)
Four years later	(17)	(47)	—	—	—	—	(64)
Five years later	(19)	—	—	—	—	—	(19)
Current estimate of cumulative claims	3,057	3,310	3,351	4,026	3,994	4,621	22,359
Cumulative payments to date	(2,893)	(2,972)	(2,825)	(3,272)	(2,947)	(2,306)	(17,215)
	164	338	526	754	1,047	2,315	5,144
Liability in respect of prior years							202
Claims handling costs							120
Gross general insurance claims liability							5,466

	Accident year						
Insurance claims – net of reinsurance	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	Total £m
Estimate of ultimate claims costs:							
At end of accident year	2,584	3,215	3,514	4,168	4,215	4,572	22,268
One year later	59	(106)	(168)	(67)	(261)	—	(543)
Two years later	(12)	(103)	(90)	(161)	—	—	(366)
Three years later	(3)	(53)	(81)	—	—	—	(137)
Four years later	(21)	(44)	—	—	—	—	(65)
Five years later	(24)	—	—	—	—	—	(24)
Current estimate of cumulative claims	2,583	2,909	3,175	3,940	3,954	4,572	21,133
Cumulative payments to date	(2,473)	(2,648)	(2,721)	(3,226)	(2,771)	(2,379)	(16,218)
	110	261	454	714	1,183	2,193	4,915
Liability in respect of prior years							168
Claims handling costs							120
Net general insurance claims liability							5,203

31 Risk management *(continued)*

Claims reserves

It is the Group's policy to hold undiscounted claims reserves (including reserves to cover claims which have been incurred but not reported (IBNR reserves)) for all classes at a sufficient level to meet all liabilities as they fall due.

The Group's focus is on high volume and relatively straightforward products, for example home and motor. This facilitates the generation of comprehensive underwriting and claims data, which are used to accurately price and monitor the risks accepted.

The following table indicates the diversity of risks underwritten and the corresponding loss ratios for each major class of business, gross and net of reinsurance.

		2007			2006		2005	
		Earned premiums £m	Claims incurred £m	Loss ratio %	Earned premiums £m	Loss ratio %	Earned premiums £m	Loss ratio %
Residential property	Gross	1,087	894	82	1,121	56	1,098	55
	Net	1,020	878	86	1,061	59	1,037	56
Personal motor	Gross	3,254	2,616	80	3,384	84	3,312	79
	Net	3,161	2,560	81	3,279	85	3,257	80
Commercial property	Gross	211	116	55	218	37	212	39
	Net	191	115	60	198	38	193	40
Commercial motor	Gross	142	107	75	90	69	102	53
	Net	133	107	80	86	68	96	46
Other	Gross	851	337	40	842	47	853	63
	Net	839	340	41	833	49	761	67
Total	Gross	5,545	4,070	73	5,655	71	5,577	70
	Net	5,344	4,000	75	5,459	73	5,344	71

The Group has no interest rate exposure from general insurance liabilities because provisions for claims under short-term insurance contracts are not discounted.

Frequency and severity of specific risks and sources of uncertainty

Most general insurance contracts are written on an annual basis, which means that the Group's liability extends for a 12 month period, after which the Group is entitled to decline or renew or can impose renewal terms by amending the premium, terms and conditions, or both.

The frequency and severity of claims and the sources of uncertainty for the key classes that the Group is exposed to are as follows:

a) Motor insurance contracts (private and commercial)

Claims experience is quite variable, due to a wide range of factors, but the principal ones are age, sex and driving experience of the driver, type and nature of vehicle, use of vehicle and area.

There are many sources of uncertainty that will affect the Group's experience under motor insurance, including operational risk, reserving risk, premium rates not matching claims inflation rates, the weather, the social, economic and legislative environment and reinsurance failure risk.

b) Property insurance contracts (residential and commercial)

The major causes of claims for property insurance are theft, flood, escape of water, fire, storm, subsidence and various types of accidental damage.

The major source of uncertainty in the Group's property accounts is the volatility of weather. Weather in the UK can affect most of the above perils. Over a longer period, the strength of the economy is also a factor.

c) Other commercial insurance contracts

Other commercial claims come mainly from business interruption and loss arising from the negligence of the insured (liability insurance). Business interruption losses come from the loss of income, revenue and/or profit as a result of property damage claims. Liability insurance includes employers liability and public/products liability. Liability insurance is written on an occurrence basis, and is subject to claims that are identified over a substantial period of time, but where the loss event occurred during the life of the policy.

Fluctuations in the social and economic climate are a source of uncertainty in the Group's business interruption and general liability accounts. Other sources of uncertainty are changes in the law, or its interpretation, and reserving risk. Other uncertainties are significant events (for example terrorist attacks) and any emerging new heads of damage or types of claim that are not envisaged when the policy is written.

Life business

The Group's three UK regulated life companies, National Westminster Life Assurance Limited, Royal Scottish Assurance plc ("RSA") and Direct Line Life Insurance Company Limited, are required to meet minimum capital requirements at all times under the Financial Service Authority's Prudential Sourcebook. The capital resources covering the regulatory requirement are not transferable to other areas of the Group. To ensure that the capital requirement is satisfied at all times, each company holds an additional voluntary buffer above the regulatory minimum.

The Group is not exposed to price, currency, credit, or interest risk on unit linked life contracts but it is exposed to variation in management fees. A decrease of 10% in the value of the assets would reduce the asset management fees by £2 million per annum (2006 – £5 million). The Group also writes insurance contracts with minimum guaranteed death benefits that expose it to the risk that declines in the value of underlying investments may increase the Group's net exposure to death risk.

The Group's long-term assurance contracts include whole-life, term assurance, endowment assurances, flexible whole life, pension and annuity contracts that are expected to remain in force for an extended period of time.

Contracts under which the Group does not accept significant insurance risk are classified as investment contracts. Long term business provisions are calculated in accordance with the UK accounting standard FRS 27 'Life Assurance'.

Estimations (assumptions) including future mortality, morbidity, persistency and levels of expenses are made in calculating actuarial reserves. Key metrics include:

	Europe	UK		
Assumptions	2007	2007	2006	2005
Valuation interest rate				
Term assurance		3.00%	3.00%	2.85%
Interest	4.06%	3.00%	3.00%	2.85%
Unit growth	5.38%	3.50%	3.50%	2.85%
Expense inflation	3.00%	4.00%	4.00%	4.00%

Sample UK mortality rates, expressed as deaths per million per annum, for term assurance products (age 40).

Mortality			
Male non-smoker	810	517	470
Male smoker	1,830	963	893
Female non-smoker	460	276	253
Female smoker	1,310	618	563

In 2007 the Group moved from the UK 80 series to the 00 series for mortality. In Europe there is an aggregate mortality rate of 1,117 deaths per million per annum (aged 40).

Expenses:

	2007 per annum	2006 per annum	2005 per annum
Pre-2000 products – RSA			
Lifestyle protection plan	£25.18	£28.96	£29.81
Mortgage savings plan	£56.67	£65.15	£67.05
Pre-2000 products – NatWest Life			
Term assurances	£26.01	£26.01	£26.79
Single premium unit-linked bonds	£23.17	£23.17	£23.66
Post-2000 products			
Term assurances	£23.16	£23.16	£23.97
Guaranteed bonds	£25.71	£25.71	£26.92

Financial statements

31 Risk management *(continued)*
Frequency and severity of claims – for contracts where death is the insured risk, the most significant factors that could increase the overall frequency of claims are epidemics or widespread changes in lifestyle, resulting in earlier or more claims than expected.

For contracts where survival is the insured risk, the most significant factor is continued improvement in medical science and social conditions that would increase longevity.

For contracts with fixed and guaranteed benefits and fixed future premiums, there are no mitigating terms and conditions that reduce the insurance risk accepted. Participating contracts can result in a significant portion of the insurance risk being shared with the insured party.

Sources of uncertainty in the estimation of future benefit payments and premium receipts – the Group uses base tables of standard mortality appropriate to the type of contract being written and the territory in which the insured person resides. These are adjusted to reflect the Group's experience, mortality improvements and voluntary termination behaviour.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return	Change in market interest rates of ±1%. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.
Expenses	Increase in maintenance expenses of 10%
Assurance mortality/morbidity	Increase in mortality/morbidity rates for assurance contracts of 5%
Annuitant mortality	Reduction in mortality rates for annuity contracts of 5%

The above UK sensitivity factors are applied via actuarial and statistical models, with the following impact on the financial statements.

		Impact on profit and equity	
Risk factor	Variability	2007 £m	2006 £m
Interest rates	+1%	(18)	(19)
Interest rates	–1%	15	23
Expenses	+10%	(5)	(5)
Assurance mortality/morbidity	+5%	(8)	(6)
Annuitant mortality	–5%	—	—

Limitations of sensitivity analysis: the above tables demonstrate the effect of a change in a key UK assumption whilst other assumptions remain unaffected (assumptions related to ABN AMRO are not material). In reality, such an occurrence is unlikely, due to correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results. The sensitivity analyses do not take into consideration that assets and liabilities are actively managed and may vary at the time that any actual market movement occurs.

32 Capital resources

The Group's regulatory capital resources at 31 December in accordance with Financial Services Authority ('FSA') definitions were as follows:

Composition of regulatory capital	2007 £m	2006 £m
Tier 1 capital:		
Owners' equity and minority interests	88,311	41,700
Innovative tier 1 securities and preference shares transferred from subordinated liabilities	6,919	4,900
Goodwill capitalised and other intangible assets	(48,492)	(18,904)
Regulatory and other adjustments	(2,374)	2,345
Total qualifying tier 1 capital	44,364	30,041
Tier 2 capital:		
Unrealised gains on available-for-sale equities	3,115	3,790
Collective impairment allowances, net of taxes	2,582	2,267
Qualifying subordinated debt	27,681	21,024
Minority and other interests in tier 2 capital	315	410
Total qualifying tier 2 capital	33,693	27,491
Total qualifying tier 3 capital	200	—
Supervisory deductions:		
Unconsolidated investments	4,297	3,870
Investments in other banks	463	5,203
Other deductions	5,523	1,510
Total regulatory capital	67,974	46,949

It is the Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the FSA. The FSA uses Risk Asset Ratio ("RAR") as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. The Group has complied with the FSA's capital requirements throughout the year.

A number of subsidiaries and sub-groups within the Group, principally banking and insurance entities, are subject to various individual regulatory capital requirements in the UK and overseas.

33 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

Group	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	2007 £m	2006 £m
Contingent liabilities:						
Guarantees and assets pledged as collateral security	27,943	5,626	2,226	10,646	46,441	10,725
Other contingent liabilities	7,954	2,073	1,456	3,996	15,479	9,121
	35,897	7,699	3,682	14,642	61,920	19,846
Commitments:						
Undrawn formal standby facilities, credit lines and other commitments to lend						
– less than one year	184,791	—	—	—	184,791	140,742
– one year and over	16,456	38,966	58,405	37,070	150,897	101,913
Other commitments	2,001	324	165	1	2,491	2,402
	203,248	39,290	58,570	37,071	338,179	245,057

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group's maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table. These commitments and contingent obligations are subject to the Group's normal credit approval processes.

Contingent liabilities

Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Commitments

Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include documentary credits, which are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Regulatory enquiries and investigations

In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

As previously disclosed by ABN AMRO, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO's dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters. ABN AMRO has cooperated and continues to cooperate fully with the investigation. Prior to the acquisition by the Group, ABN AMRO had reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation by way of a Deferred Prosecution Agreement in return for a settlement payment by ABN AMRO of US$500 million (which amount was accrued by ABN AMRO in its interim financial statements for the six months ended 30 June 2007). Negotiations are continuing to enable a written agreement to be concluded.

Certain of the Group's subsidiaries have received requests for information from various US governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £695 million (2006 – £472 million; 2005 – £366 million) from these activities.

Litigation

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff's position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent Supreme Court and Fifth Circuit decisions provide further support for the Group's position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, its operating results or cash flows in any particular period.

On 27 July 2007, following discussions between the Office of Fair Trading ('OFT'), the Financial Ombudsman Service, the Financial Services Authority and all the major UK banks (including the Group) in the first half of 2007, the OFT issued proceedings in a test case against the banks including the Group to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. The hearing of the test case commenced on 17 January 2008. The Group maintains that its charges are fair and enforceable and is defending its position vigorously. It cannot, however, at this stage predict with any certainty the outcome of the test case and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

34 Net cash inflow from operating activities

	Group			Company		
	2007 £m	2006 £m	2005 £m	2007 £m	2006 £m	2005 £m
Operating profit before tax	9,900	9,186	7,936	2,372	3,486	1,932
(Increase)/decrease in prepayments and accrued income	(662)	322	1,064	(1)	—	4
Interest on subordinated liabilities	1,542	1,386	1,271	470	520	583
(Decrease)/increase in accruals and deferred income	(818)	515	(1,200)	—	(27)	8
Provisions for impairment losses	2,128	1,877	1,707	—	—	—
Loans and advances written-off net of recoveries	(1,781)	(1,626)	(1,870)	—	—	—
Unwind of discount on impairment losses	(166)	(142)	(144)	—	—	—
Profit on sale of property, plant and equipment	(741)	(216)	(91)	—	—	—
(Profit)/loss on sale of subsidiaries and associates	(67)	(44)	80	—	—	—
Profit on sale of securities	(544)	(369)	(667)	—	—	—
Charge for defined benefit pension schemes	489	580	462	—	—	—
Cash contribution to defined benefit pension schemes	(599)	(536)	(452)	—	—	—
Other provisions utilised	(211)	(42)	(34)	—	—	—
Depreciation and amortisation	1,970	1,678	1,825	—	—	—
Elimination of foreign exchange differences	(10,282)	4,516	(3,060)	(58)	(22)	(30)
Other non-cash items	(373)	(1,395)	(257)	2	45	(116)
Net cash (outflow)/inflow from trading activities	(215)	15,690	6,570	2,785	4,002	2,381
(Increase)/decrease in loans and advances to banks and customers	(90,829)	(44,525)	(36,778)	(8)	346	(14)
Increase in securities	(26,167)	(16,703)	(28,842)	—	—	—
(Increase)/decrease in other assets	(384)	671	(2,390)	—	2	5
(Increase)/decrease in derivative assets	(134,356)	(21,018)	(5,758)	(173)	55	50
Changes in operating assets	(251,736)	(81,575)	(73,768)	(181)	403	41
Increase/(decrease) in deposits by banks and customers	81,645	63,091	32,424	4,677	(164)	832
Increase in insurance liabilities	2,706	244	620	—	—	—
Increase/(decrease) in debt securities in issue	59,735	(4,457)	24,147	10,936	(803)	1,326
(Decrease)/increase in other liabilities	(1,036)	935	571	(7)	14	(55)
Increase/(decrease) in derivative liabilities	128,874	21,674	5,161	137	42	(96)
Increase in settlement balances and short positions	8,073	4,068	10,326	—	—	—
Changes in operating liabilities	279,997	85,555	73,249	15,743	(911)	2,009
Total income taxes (paid)/received	(2,442)	(2,229)	(1,911)	6	154	(18)
Net cash inflow from operating activities	25,604	17,441	4,140	18,353	3,648	4,413

35 Analysis of the net investment in business interests and intangible assets

(a) Acquisition of ABN AMRO

On 17 October 2007, the Group, through its subsidiary RFS Holdings B.V. ('RFS'), acquired 99% of the ordinary shares of ABN AMRO Holding N.V., the holding company of a major European banking group based in the Netherlands with subsidiaries that undertake commercial banking operations, investment banking and other related financial activities. The provisional fair values of ABN AMRO's assets and liabilities at the date of acquisition and the consideration paid were as follows:

	Pre-acquisition carrying amounts £m	Disposal groups (1) £m	Provisional fair value adjustments (2) £m	Recognised acquisition values (2) £m
Cash and balances at central banks	7,263	(186)	—	7,077
Loans and advances to banks	120,120	(3,646)	—	116,474
Loans and advances to customers	314,287	(26,158)	(1,843)	286,286
Treasury and other eligible bills and debt and equity securities	166,018	(3,804)	—	162,214
Derivatives	86,695	(322)	—	86,373
Intangible assets	4,239	(3,522)	4,282	4,999
Property, plant and equipment	2,062	(747)	175	1,490
Other assets	32,710	(7)	1,357	34,060
Assets of disposal groups (1)	2,987	38,392	787	42,166
Deposits by banks	(160,906)	2,808	(321)	(158,419)
Customer accounts	(253,583)	13,786	(152)	(239,949)
Debt securities in issue	(134,630)	5,937	776	(127,917)
Settlement balances and short positions	(44,748)	36	—	(44,712)
Derivatives	(85,491)	417	—	(85,074)
Subordinated liabilities	(11,748)	868	685	(10,195)
Other liabilities	(21,268)	271	(1,814)	(22,811)
Liabilities of disposal groups (1)	(2,377)	(24,123)	—	(26,500)
Net identifiable assets and liabilities	21,630	—	3,932	25,562
Minority interests				(242)
Goodwill on acquisition (3)				23,255
Consideration				48,575
Satisfied by:				
Issue of 531 million ordinary shares of the company (4)				2,719
Cash				45,786
Fees and expenses relating to the acquisition				70
Consideration				48,575
Net cash:				
Cash consideration				45,856
Cash acquired				(60,093)
				14,237

Notes:

(1) Following an agreement between Santander and Banca Monte dei Paschi di Siena S.p.A., it was announced on 10 November 2007 that Banca Antonveneta SpA., excluding its subsidiary Interbanca will be sold by ABN AMRO to Banca Monte dei Paschi di Siena S.p.A. for consideration of €9 billion (£6.6 billion). The sale of ABN AMRO's asset management business to Fortis received approval from the Managing Board of ABN AMRO on 23 November 2007. These businesses and ABN AMRO's private equity business have been classified as disposal groups on the acquisition of ABN AMRO. In addition, under the terms of the Consortium and Shareholders' Agreement, consortium members other than the Group have agreed to acquire, in due course, various ABN AMRO businesses including operations in Brazil, the commercial and retail businesses in the Netherlands, the private clients business and Interbanca.

(2) The initial accounting for the acquisition has been determined provisionally because of its complexity and the limited time available between the acquisition and the preparation of these financial statements.

(3) Goodwill arising on the acquisition is attributable to anticipated cost and revenue synergies and long-term earnings potential of the acquired businesses.

(4) Valued at an average price of 512p per ordinary 25p share based on the closing price on the trading day immediately prior to the date of exchange.

(5) ABN AMRO made a loss for the period since its acquisition of £123 million, of which £136 million was attributable to discontinued operations.

35 Analysis of the net investment in business interests and intangible assets *(continued)*

(b) Other acquisitions and disposals

	Group		
	2007 £m	2006 £m	2005 £m
Fair value given for businesses acquired	(280)	(21)	(85)
Cash and cash equivalents acquired	5	—	—
Non-cash consideration	—	—	10
Net outflow of cash in respect of purchases	(275)	(21)	(75)
Cash and cash equivalents in businesses sold	21	229	10
Other assets sold	16	36	208
Non-cash consideration	(2)	(1)	(30)
Profit/(loss) on disposal	67	44	(80)
Net inflow of cash in respect of disposals	102	308	108
Dividends received from joint ventures	11	29	16
Cash expenditure on intangible assets	(435)	(379)	(345)
Net outflow	(597)	(63)	(296)

Excluding the impact of the amortisation of fair value adjustments and funding costs, it is estimated that the Group would have reported total income of £40.7 billion and profit after tax from continuing operations for the year of £9.2 billion had all acquisitions occurred on 1 January 2007.

36 Interest received and paid

	Group			Company		
	2007 £m	2006 £m	2005 £m	2007 £m	2006 £m	2005 £m
Interest received	32,720	24,381	21,608	457	594	488
Interest paid	(18,976)	(14,656)	(11,878)	(746)	(632)	(704)
	13,744	9,725	9,730	(289)	(38)	(216)

37 Analysis of changes in financing during the year

	Group				Company			
	Share capital, share premium and paid-in equity		Subordinated liabilities		Share capital, share premium and paid-in equity		Subordinated liabilities	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
At 1 January	13,297	12,603	27,654	28,274	13,297	12,603	8,194	9,242
Issue of ordinary shares	77	104			77	104		
Issue of other equity securities	4,673	671			4,673	671		
Repurchase of ordinary shares	—	(394)			—	(394)		
Net proceeds from issue of subordinated liabilities			1,018	3,027			—	399
Repayment of subordinated liabilities			(1,708)	(1,316)			(469)	(547)
Net cash inflow/(outflow) from financing	4,750	381	(690)	1,709	4,750	381	(469)	(148)
Acquisition of subsidiaries	2,719	—	10,195	—	2,719	—	—	—
Currency translation and other adjustments	159	313	820	(2,329)	159	313	18	(900)
At 31 December	20,925	13,297	37,979	27,654	20,925	13,297	7,743	8,194

38 Analysis of cash and cash equivalents

	Group			Company		
	2007 £m	2006 £m	2005 £m	2007 £m	2006 £m	2005 £m
At 1 January						
– cash	28,378	25,476	23,723	11	30	60
– cash equivalents	43,273	27,073	26,298	646	1,096	249
Acquisition of subsidiaries	60,098	—	—	—	—	—
Net cash inflow/(outflow)	17,206	19,102	2,528	916	(469)	817
At 31 December	148,955	71,651	52,549	1,573	657	1,126
Comprising:						
Cash and balances at central banks	17,428	5,752	4,456	—	—	—
Treasury bills and debt securities	6,818	1,596	998	—	—	—
Loans and advances to banks	124,709	64,303	47,095	1,573	657	1,126
Cash and cash equivalents	148,955	71,651	52,549	1,573	657	1,126

Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2007, amounted to £439 million (2006 – £369 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances amounted to US$1 million at 31 December 2007 (2006 – US$13 million). ABN AMRO had mandatory reserve deposits of €6 million at 31 December 2007.

39 Segmental analysis

(a) Divisions

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. The Group's activities are organised as follows:

- Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers.

- RFS Holdings excluding minority interest comprises those activities of ABN AMRO that are attributable to the Group including investment banking, international cash payments and trade finance.

- UK Corporate Banking provides banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets' products and services to companies.

- Retail comprises both the Royal Bank and NatWest retail brands, and a number of direct providers offering a full range of banking products and related financial services to the personal, premium and small business markets across several distribution channels. Retail also includes the Group's non-branch based retail business, such as Tesco Personal Finance, that issues a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses.

- Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

- Ulster Bank Group brings together the Ulster Bank and First Active businesses. Retail Markets serves personal customers through both brands and Corporate Markets caters for the banking needs of business and corporate customers.

- Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens includes the two banks, RBS Citizens, NA and Citizens Bank of Pennsylvania. Citizens also includes RBS Lynk, our merchant acquiring business, and Kroger Personal Finance, the credit card joint venture with the second largest US supermarket group.

- RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International Division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through independent brokers.

- Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

- RFS Holdings minority interest comprises those activities of ABN AMRO that are attributable to the other consortium banks including retail banking in the Netherlands and Brazil.

Segments charge market prices for services rendered to other parts of the Group with the exception of Manufacturing and central items. The expenditure incurred by Manufacturing relates to costs principally in respect of the Group's banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions. These shared costs and related assets and liabilities are not allocated to divisions in the day-to-day management of the businesses but are allocated to customer-facing divisions for financial reporting purposes on a basis the directors consider to be reasonable. Funding charges between segments are determined by Group Treasury, having regard to commercial demands. The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries, and where appropriate, allocation of Manufacturing costs ('Contribution') and after allocation of Manufacturing costs ('Operating profit before tax') are shown below.

2007	Net interest income £m	Non-interest income £m	Total £m	Operating expenses and insurance claims £m	Depreciation and amortisation £m	Impairment losses £m	Contribution £m	Allocation of Manufacturing costs £m	Operating profit before tax £m
	Group								
Global Banking & Markets	1,049	5,531	6,580	(2,254)	(455)	(39)	3,832	(145)	3,687
RFS Holdings excluding minority interest	275	539	814	(816)	(48)	(65)	(115)	—	(115)
UK Corporate Banking	2,260	1,482	3,742	(836)	(328)	(180)	2,398	(437)	1,961
Retail	4,191	3,571	7,762	(2,468)	(25)	(1,196)	4,073	(1,603)	2,470
Wealth Management	569	459	1,028	(455)	(11)	(4)	558	(145)	413
Ulster Bank	923	374	1,297	(437)	(24)	(104)	732	(219)	513
Citizens	1,975	1,147	3,122	(1,340)	(118)	(341)	1,323	—	1,323
RBS Insurance	611	5,045	5,656	(4,708)	(46)	—	902	(219)	683
Manufacturing	(175)	36	(139)	(2,223)	(552)	—	(2,914)	2,914	—
Central items	(154)	(174)	(328)	(436)	15	(1)	(750)	(146)	(896)
RFS Holdings minority interest	1,144	437	1,581	(1,056)	(84)	(198)	243	—	243
	12,668	18,447	31,115	(17,029)	(1,676)	(2,128)	10,282	—	10,282
Amortisation of intangibles	—	—	—	(40)	(234)	—	(274)	—	(274)
Integration cost	—	—	—	(48)	(60)	—	(108)	—	(108)
	12,668	18,447	31,115	(17,117)	(1,970)	(2,128)	9,900	—	9,900
2006									
Global Banking & Markets	1,113	5,718	6,831	(2,351)	(472)	(65)	3,923	(144)	3,779
UK Corporate Banking	2,115	1,347	3,462	(742)	(338)	(189)	2,193	(431)	1,762
Retail	4,108	3,458	7,566	(2,396)	(30)	(1,310)	3,830	(1,580)	2,250
Wealth Management	496	393	889	(415)	(11)	(1)	462	(144)	318
Ulster Bank	812	313	1,125	(364)	(21)	(104)	636	(215)	421
Citizens	2,085	1,232	3,317	(1,398)	(156)	(181)	1,582	—	1,582
RBS Insurance	511	5,168	5,679	(4,671)	(44)	—	964	(215)	749
Manufacturing	(174)	45	(129)	(2,223)	(520)	—	(2,872)	2,872	—
Central items	(470)	(268)	(738)	(562)	24	(8)	(1,304)	(143)	(1,447)
	10,596	17,406	28,002	(15,142)	(1,568)	(1,878)	9,414	—	9,414
Amortisation of intangibles	—	—	—	—	(94)	—	(94)	—	(94)
Integration costs	—	—	—	(118)	(16)	—	(134)	—	(134)
	10,596	17,406	28,002	(15,260)	(1,678)	(1,878)	9,186	—	9,186
2005									
Global Banking & Markets	1,035	4,583	5,618	(1,814)	(473)	(139)	3,192	(139)	3,053
UK Corporate Banking	1,906	1,266	3,172	(646)	(343)	(196)	1,987	(416)	1,571
Retail	3,965	3,333	7,298	(2,393)	(37)	(1,135)	3,733	(1,526)	2,207
Wealth Management	439	345	784	(369)	(14)	(13)	388	(139)	249
Ulster Bank	713	290	1,003	(314)	(25)	(95)	569	(208)	361
Citizens	2,122	1,142	3,264	(1,407)	(151)	(131)	1,575	—	1,575
RBS Insurance	461	5,028	5,489	(4,527)	(27)	—	935	(208)	727
Manufacturing	(169)	50	(119)	(2,134)	(523)	—	(2,776)	2,776	—
Central items	(554)	(386)	(940)	(419)	5	2	(1,352)	(140)	(1,492)
	9,918	15,651	25,569	(14,023)	(1,588)	(1,707)	8,251	—	8,251
Amortisation of intangibles	—	—	—	—	(97)	—	(97)	—	(97)
Integration costs	—	—	—	(318)	(140)	—	(458)	—	(458)
Net gain on sale of strategic investments and subsidiaries	—	333	333	(93)	—	—	240	—	240
	9,918	15,984	25,902	(14,434)	(1,825)	(1,707)	7,936	—	7,936

Financial statements

39 Segmental analysis *(continued)*

Total revenue	2007 External £m	2007 Inter segment £m	2007 Total £m	2006 External £m	2006 Inter segment £m	2006 Total £m	2005 External £m	2005 Inter segment £m	2005 Total £m
Global Banking & Markets	12,512	9,614	22,126	11,419	7,638	19,057	8,501	3,623	12,124
RFS Holdings excluding minority interest	2,845	399	3,244	—	—	—	—	—	—
UK Corporate Banking	7,277	44	7,321	5,962	18	5,980	6,104	101	6,205
Retail	12,041	1,895	13,936	11,143	1,612	12,755	10,698	1,516	12,214
Wealth Management	922	2,218	3,140	991	1,430	2,421	843	1,129	1,972
Ulster Bank	2,841	197	3,038	2,361	196	2,557	1,820	150	1,970
Citizens	5,528	—	5,528	5,872	2	5,874	4,878	4	4,882
RBS Insurance	6,333	89	6,422	6,365	82	6,447	6,194	67	6,261
Manufacturing	41	1	42	49	5	54	54	6	60
Central items	1,013	9,717	10,730	124	7,985	8,109	28	5,161	5,189
RFS Holdings minority interest	3,114	(399)	2,715	—	—	—	—	—	—
Eliminations	—	(23,775)	(23,775)	—	(18,968)	(18,968)	—	(11,757)	(11,757)
	54,467	—	54,467	44,286	—	44,286	39,120	—	39,120
Net gain on sale of strategic investments	—	—	—	—	—	—	333	—	333
	54,467	—	54,467	44,286	—	44,286	39,453	—	39,453

Note:

(1) Revenue represents total income included in the income statement grossed-up for interest payable and fees and commissions payable.

Total income	2007 External £m	2007 Inter segment £m	2007 Total £m	2006 External £m	2006 Inter segment £m	2006 Total £m	2005 External £m	2005 Inter segment £m	2005 Total £m
Global Banking & Markets	8,578	(1,998)	6,580	8,502	(1,671)	6,831	6,338	(720)	5,618
RFS Holdings excluding minority interest	415	399	814	—	—	—	—	—	—
UK Corporate Banking	5,980	(2,238)	3,742	5,231	(1,769)	3,462	4,699	(1,527)	3,172
Retail	8,175	(413)	7,762	7,903	(337)	7,566	7,556	(258)	7,298
Wealth Management	(1,046)	2,074	1,028	(507)	1,396	889	(265)	1,049	784
Ulster Bank	1,774	(477)	1,297	1,278	(153)	1,125	1,090	(87)	1,003
Citizens	3,178	(56)	3,122	3,399	(82)	3,317	3,353	(89)	3,264
RBS Insurance	5,649	7	5,656	5,662	17	5,679	5,501	(12)	5,489
Manufacturing	(135)	(4)	(139)	(108)	(21)	(129)	(85)	(34)	(119)
Central items	(3,433)	3,105	(328)	(3,358)	2,620	(738)	(2,618)	1,678	(940)
RFS Holdings minority interest	1,980	(399)	1,581	—	—	—	—	—	—
	31,115	—	31,115	28,002	—	28,002	25,569	—	25,569
Net gain on sale of strategic investments	—	—	—	—	—	—	333	—	333
	31,115	—	31,115	28,002	—	28,002	25,902	—	25,902

Note:

(1) Segmental results for 2006 and 2005 have been restated to reflect transfers of businesses between segments in 2007.

	Group								
2007	Assets – before allocation of Manufacturing assets £m	Allocation of Manufacturing assets £m	Assets £m	Liabilities – before allocation of Manufacturing liabilities £m	Allocation of Manufacturing liabilities £m	Liabilities £m	Cost to acquire fixed assets and intangible assets – before allocation of Manufacturing assets £m	Allocation of Manufacturing assets £m	Cost to acquire fixed assets and intangible assets £m
Global Banking & Markets	724,905	267	725,172	658,786	—	658,786	2,208	91	2,299
RFS Holdings excluding minority interest	533,853	—	533,853	511,486	—	511,486	—	—	—
UK Corporate Banking	102,728	460	103,188	88,214	—	88,214	1,320	131	1,451
Retail	116,755	2,968	119,723	102,145	1,076	103,221	26	480	506
Wealth Management	14,014	199	14,213	34,950	—	34,950	33	59	92
Ulster Bank	54,790	255	55,045	44,307	—	44,307	35	77	112
Citizens	80,390	—	80,390	67,901	—	67,901	171	—	171
RBS Insurance	12,439	419	12,858	8,935	—	8,935	92	113	205
Manufacturing	5,375	(5,375)	—	1,950	(1,950)	—	1,001	(1,001)	—
Central items	14,818	807	15,625	74,596	874	75,470	—	50	50
RFS Holdings minority interest	240,452	—	240,452	215,823	—	215,823	675	—	675
Group	1,900,519	—	1,900,519	1,809,093	—	1,809,093	5,561	—	5,561

2006	Assets before allocation of Manufacturing assets £m	Allocation of Manufacturing assets £m	Assets £m	Liabilities before allocation of Manufacturing liabilities £m	Allocation of Manufacturing liabilities £m	Liabilities £m	Cost to acquire fixed assets and intangible assets – before allocation of Manufacturing assets £m	Allocation of Manufacturing assets £m	Cost to acquire fixed assets and intangible assets £m
	Group								
Global Banking & Markets	498,267	228	498,495	444,496	—	444,496	2,069	14	2,083
UK Corporate Banking	88,694	417	89,111	80,254	—	80,254	1,284	46	1,330
Retail	113,383	3,546	116,929	92,981	1,014	93,995	13	186	199
Wealth Management	10,987	196	11,183	29,375	—	29,375	79	19	98
Ulster Bank	44,515	265	44,780	34,534	—	34,534	166	24	190
Citizens	82,531	—	82,531	69,770	—	69,770	203	—	203
RBS Insurance	12,252	397	12,649	9,085	—	9,085	83	54	137
Manufacturing	5,709	(5,709)	—	1,884	(1,884)	—	361	(361)	—
Central items	15,094	660	15,754	63,563	870	64,433	482	18	500
Group	871,432	—	871,432	825,942	—	825,942	4,740	—	4,740

Owners' equity by division	2007 £m	2006 £m
Global Banking & Markets	11,584	10,745
RFS Holdings excluding minority interests	18,162	—
UK Corporate Banking	7,619	6,987
Retail	5,977	6,057
Wealth Management	549	487
Ulster Bank	2,829	2,960
Citizens	11,001	11,765
RBS Insurance	2,646	2,461
Manufacturing	250	246
Central items	(7,579)	(1,481)
Group	53,038	40,227

Note:

(1) Segmental results for 2006 have been restated to reflect transfers of businesses between segments in 2007.

Segmental analysis of goodwill is as follows:

	Global Banking & Markets £m	UK Corporate Banking £m	Retail £m	Wealth Management £m	Ulster Bank £m	Citizens £m	RBS Insurance £m	ABN AMRO £m	Central items £m	Total £m
	Group									
At 1 January 2006	31	55	263	137	414	7,444	1,064	—	9,415	18,823
Currency translation and other adjustments	4	—	(8)	(7)	(9)	(904)	—	—	—	(924)
Disposals	—	—	—	(3)	—	(7)	—	—	—	(10)
At 1 January 2007	35	55	255	127	405	6,533	1,064	—	9,415	17,889
Currency translation and other adjustments	2	(7)	10	7	38	(126)	1	1,274	—	1,199
Acquisitions	—	—	—	—	—	66	—	23,255	—	23,321
Transfer between divisions	—	—	(54)	—	54	—	—	—	—	—
Impairment of goodwill	—	—	(40)	—	—	—	—	—	—	(40)
At 31 December 2007	37	48	171	134	497	6,473	1,065	24,529	9,415	42,369

39 Segmental analysis *(continued)*

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2007	Group UK £m	 USA £m	 Europe £m	 Rest of the World £m	 Total £m
Total revenue	33,743	8,570	8,140	4,014	54,467
Net interest income	8,350	2,054	1,510	754	12,668
Fees and commissions (net)	3,933	1,176	560	485	6,154
Income from trading activities	1,252	(486)	348	213	1,327
Other operating income	3,844	260	587	166	4,857
Insurance premium income (net of reinsurers' share)	5,562	—	525	22	6,109
Total income	22,941	3,004	3,530	1,640	31,115
Operating profit before tax	7,761	719	1,136	284	9,900
Total assets	998,088	340,170	421,724	140,537	1,900,519
Total liabilities	962,364	326,499	392,028	128,202	1,809,093
Net assets attributable to equity owners and minority interests	35,724	13,671	29,696	12,335	91,426
Contingent liabilities and commitments	197,637	95,547	82,316	24,599	400,099
Cost to acquire property, plant and equipment and intangible assets	3,305	238	1,793	225	5,561

2006	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m
Total revenue	29,162	9,411	4,683	1,030	44,286
Net interest income	7,541	2,278	709	68	10,596
Fees and commissions (net)	3,443	1,245	412	94	5,194
Income from trading activities	1,585	939	108	43	2,675
Other operating income	2,766	295	491	12	3,564
Insurance premium income (net of reinsurers' share)	5,604	—	369	—	5,973
Total income	20,939	4,757	2,089	217	28,002
Operating profit before tax	6,038	2,334	785	29	9,186
Total assets	589,962	201,134	60,759	19,577	871,432
Total liabilities	568,492	187,143	56,662	13,645	825,942
Net assets attributable to equity owners and minority interests	21,470	13,991	4,097	5,932	45,490
Contingent liabilities and commitments	186,627	57,873	13,244	7,159	264,903
Cost to acquire property, plant and equipment and intangible assets	3,040	254	1,427	19	4,740

2005	Group UK £m	USA £m	Europe £m	Rest of the World £m	Total £m
Total revenue	27,461	7,562	3,650	780	39,453
Net interest income	6,942	2,225	713	38	9,918
Fees and commissions (net)	3,466	1,100	263	80	4,909
Income from trading activities	1,263	959	56	65	2,343
Other operating income	2,330	211	403	9	2,953
Insurance premium income (net of reinsurers' share)	5,462	—	317	—	5,779
Total income	19,463	4,495	1,752	192	25,902
Operating profit before tax	5,278	2,032	602	24	7,936
Total assets	492,962	205,514	62,203	16,148	776,827
Total liabilities	473,581	191,189	58,527	15,986	739,283
Net assets attributable to equity owners and minority interests	19,381	14,325	3,676	162	37,544
Contingent liabilities and commitments	168,887	51,392	10,714	1,164	232,157
Cost to acquire property, plant and equipment and intangible assets	3,353	337	1,581	17	5,288

40 Directors' and key management remuneration

Directors' remuneration	Group 2007 £000	2006 £000
Non-executive directors – emoluments	1,081	998
Chairman and executive directors – emoluments	16,461	19,448
– contributions and allowances in respect of defined contribution pension schemes	30	101
	17,572	20,547
– amounts receivable under long-term incentive plans	1,839	3,997
– gains on exercise of share options	1,474	2
	20,885	24,546

Retirement benefits are accruing to five directors (2006 – five) under defined benefit schemes, one (2006 – two) of whom also accrued benefits under defined contribution schemes.

The executive directors may also participate in the company's executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given on page 111. Details of the remuneration received by each director during the year and each director's pension arrangements are given on pages 110 to 114.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	Group 2007 £000	2006 £000
Short-term benefits	37,763	41,003
Post-employment benefits	10,051	11,264
Other long-term	708	3,309
Share-based payments	5,165	2,787
	53,687	58,363

41 Transactions with directors, officers and others

(a) At 31 December 2007, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £527,021 in respect of loans to 15 persons who were directors of the company (or persons connected with them) at any time during the financial period.

(b) For the purposes of IAS 24 'Related Party Disclosures', key management comprise directors of the company and members of the Group Executive Management Committee. The captions in the Group's primary financial statements include the following amounts attributable, in aggregate, to key management:

	2007 £000	2006 £000
Loans and advances to customers	2,023	2,188
Customer accounts	13,309	18,575

Key management have banking relationships with Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Key management had no reportable transactions or balances with the company except for dividends.

42 Related parties

(a) Group companies provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm's-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c) In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d) The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

43 Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional information

Financial summary

The Group's financial statements are prepared in accordance with IFRS as issued by the IASB. Selected data under IFRS for each of the four years ended 31 December 2007 are presented on page 214 to 222. Selected data under UK GAAP for each of the two years ended 31 December 2004 are presented on pages 223 to 229. The dollar financial information included below has been converted from sterling at a rate of £1.00 to US$1.9843, being the Noon Buying Rate on 31 December 2007.

Amounts in accordance with IFRS

Summary consolidated income statement – IFRS	2007 $m	2007 £m	2006 £m	2005 £m	2004 £m
Net interest income	25,137	12,668	10,596	9,918	9,071
Non-interest income (1)	36,604	18,447	17,406	15,984	14,320
Total income	61,741	31,115	28,002	25,902	23,391
Operating expenses (2, 3, 4)	28,643	14,435	12,480	11,946	10,362
Profit before other operating charges and impairment losses	33,098	16,680	15,522	13,956	13,029
Insurance net claims	9,231	4,652	4,458	4,313	4,260
Impairment losses	4,222	2,128	1,878	1,707	1,485
Operating profit before tax	19,645	9,900	9,186	7,936	7,284
Tax	4,072	2,052	2,689	2,378	1,995
Profit from continuing operations	15,573	7,848	6,497	5,558	5,289
Loss from discontinued operations, net of tax	270	136	—	—	—
Profit for the year	15,303	7,712	6,497	5,558	5,289
Profit attributable to:					
Minority interests	324	163	104	57	177
Other owners	488	246	191	109	256
Ordinary shareholders	14,491	7,303	6,202	5,392	4,856

Notes:

(1) Includes gain on sale of strategic investment of £333 million in 2005.

(2) Includes loss on sale of subsidiaries of £93 million in 2005.

(3) Includes integration expenditure of £108 million in 2007 (2006 – £134 million; 2005 – £458 million; 2004 – £520 million).

(4) Includes purchased intangibles amortisation of £274 million in 2007 (2006 – £94 million; 2005 – £97 million; 2004 – £45 million).

Summary consolidated balance sheet – IFRS	2007 $m	2007 £m	2006 £m	2005 £m	2004 £m
Loans and advances	2,080,955	1,048,710	549,499	487,813	408,324
Debt securities and equity shares	653,734	329,453	140,755	130,266	98,631
Derivatives and settlement balances	702,440	353,999	124,106	101,668	23,482
Other assets	334,071	168,357	57,072	57,080	57,685
Total assets	3,771,200	1,900,519	871,432	776,827	588,122
Equity owners	105,243	53,038	40,227	35,435	33,905
Minority interests	76,173	38,388	5,263	2,109	3,492
Subordinated liabilities	75,362	37,979	27,654	28,274	20,366
Deposits	1,974,375	994,998	516,365	453,274	363,198
Derivatives, settlement balances and short positions	839,520	423,081	167,588	140,426	51,866
Other liabilities	700,527	353,035	114,335	117,309	95,295
Total liabilities and equity	3,771,200	1,900,519	871,432	776,827	588,122

The per share data in the table below have been restated for the effect of the bonus issue of ordinary shares in May 2007.

Other financial data based upon IFRS	2007	2006	2005	2004
Earnings per ordinary share – pence	76.4	64.9	56.5	52.5
Diluted earnings per ordinary share – pence (1)	75.7	64.4	56.1	52.0
Adjusted earnings per ordinary share – pence	78.7	66.7	58.6	56.7
Dividends per ordinary share – pence	32.2	25.8	20.2	17.5
Dividend payout ratio (2)	43%	45%	41%	35%
Share price per ordinary share at year end – £	4.44	6.64	5.85	5.84
Market capitalisation at year end – £bn	44.4	62.8	56.1	55.6
Net asset value per ordinary share – £	4.47	3.86	3.38	3.09
Return on average total assets (3)	0.63%	0.74%	0.73%	0.94%
Return on average ordinary shareholders' equity (4)	18.8%	18.5%	17.5%	18.3%
Adjusted return on average ordinary shareholders' equity (5)	19.9%	19.0%	18.2%	18.9%
Average owners' equity as a percentage of average total assets	3.7%	4.4%	4.5%	5.9%
Risk asset ratio – Tier 1	7.3%	7.5%	7.6%	7.0%
Risk asset ratio – Total	11.2%	11.7%	11.7%	11.7%
Ratio of earnings to combined fixed charges and preference share dividends (6)				
– including interest on deposits	1.44	1.62	1.67	1.88
– excluding interest on deposits	5.74	6.12	6.05	7.43
Ratio of earnings to fixed charges only (6)				
– including interest on deposits	1.46	1.64	1.69	1.94
– excluding interest on deposits	6.53	6.87	6.50	9.70

Notes:

(1) All the convertible preference shares have a dilutive effect in 2007, 2006 and 2005 and as such have been included in the computation of diluted earnings per share. In 2004 their effect was anti-dilutive.

(2) Dividend payout ratio represents the interim dividend paid and current year final dividend proposed as a percentage of profit attributable to ordinary shareholders before discontinued operations, integration costs, amortisation of purchased intangibles and net gain on sale of strategic investments and subsidiaries (net of tax).

(3) Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(4) Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.

(5) Adjusted return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders before discontinued operations, integration costs, amortisation of purchased intangibles and net gain on sale of strategic investments and subsidiaries expressed as a percentage of average ordinary shareholders' equity.

(6) For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Additional information continued

Amounts in accordance with IFRS *(continued)*

Analysis of loans and advances to customers – IFRS

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer. Overdrafts are included in the 'Within 1 year' category.

	Within 1 year £m	After 1 but within 5 years £m	After 5 years £m	2007 Total £m	2006 £m	2005 £m	2004 £m
UK							
Central and local government	2,790	29	316	3,135	6,732	3,340	1,866
Manufacturing	7,836	3,584	2,032	13,452	11,051	11,615	6,292
Construction	6,427	2,443	1,332	10,202	8,251	7,274	5,024
Finance	64,624	4,283	1,783	70,690	25,017	27,091	24,636
Service industries and business activities	21,194	15,471	17,300	53,965	43,867	40,687	30,867
Agriculture, forestry and fishing	1,109	516	848	2,473	2,767	2,645	2,481
Property	15,236	17,596	17,219	50,051	39,296	32,899	26,448
Individuals – home mortgages	19,394	1,183	53,339	73,916	70,884	65,266	57,535
– other	23,525	2,425	2,236	28,186	27,922	26,323	26,459
Finance leases and instalment credit	2,476	6,045	7,111	15,632	14,218	13,909	13,044
Accrued interest	2,124	79	141	2,344	1,497	1,250	—
Total domestic	166,735	53,654	103,657	324,046	251,522	232,319	194,654
Overseas residents	51,758	23,242	23,845	98,845	69,242	52,234	48,183
Total UK offices	218,493	76,896	127,502	422,891	320,764	284,553	242,637
Overseas							
US	72,268	26,017	36,774	135,059	92,166	90,606	74,027
Rest of the World	112,130	52,621	112,987	277,738	57,896	45,951	34,555
Total Overseas offices	184,398	78,638	149,761	412,797	150,062	136,557	108,582
Loans and advances to customers – gross	402,891	155,534	277,263	835,688	470,826	421,110	351,419
Loan impairment provisions				(6,438)	(3,933)	(3,884)	(4,168)
Loans and advances to customers – net				829,250	466,893	417,226	347,251
Fixed rate	149,685	62,985	139,227	351,897	115,240	100,748	101,227
Variable rate	253,206	92,549	138,036	483,791	355,586	320,362	250,192
Loans and advances to customers – gross	402,891	155,534	277,263	835,688	470,826	421,110	351,419

Cross border exposures

Cross border exposures are defined as loans to banks and customers (including finance lease and instalment credit receivables) and other monetary assets, including non-local currency claims of overseas offices on local residents.

The Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk.

The table below sets out the Group's cross border outstandings in excess of 0.75% of Group total assets (including acceptances), which totalled £1,900.5 billion at 31 December 2007 (2006 – £871.4 billion; 2005 – £776.8 billion). None of these countries has experienced repayment difficulties that have required refinancing of outstanding debt.

	2007 £m	2006 £m	2005 £m
United States	91,653	43,718	34,246
France	65,430	18,136	13,402
Germany	51,123	20,130	18,395
Japan	31,922	7,725	*
Spain	31,651	9,341	7,392
Netherlands	27,707	12,407	8,026
Italy	23,925	7,506	*
Republic of Ireland	17,736	8,530	6,008
Cayman Islands	17,099	9,063	11,813
Norway	*	7,768	-
Switzerland	*	7,262	7,061
China	*	6,574	-

* Less than 0.75% of Group total assets.

Loan impairment provisions

For a discussion of the factors considered in determining the amount of the provisions, see 'Loan impairment' on page 77 and 'Critical accounting polices – Loan impairment provisions' on pages 131 and 132.

The following table shows the elements of loan impairment provisions.

	IFRS			
	2007 £m	2006 £m	2005 £m	2004 £m
Provisions at the beginning of the year				
Domestic	3,037	2,759	2,675	2,408
Foreign	898	1,128	1,470	1,477
	3,935	3,887	4,145	3,885
Currency translation and other adjustments				
Domestic	5	(17)	(7)	(8)
Foreign	132	(44)	58	(90)
	137	(61)	51	(98)
Acquisitions of businesses				
Domestic	10	—	—	2
Foreign	2,200	—	—	288
	2,210	—	—	290
Amounts written-off				
Domestic	(1,222)	(1,360)	(1,252)	(901)
Foreign	(949)	(481)	(788)	(548)
	(2,171)	(1,841)	(2,040)	(1,449)
Recoveries of amounts written-off in previous years				
Domestic	158	119	97	85
Foreign	232	96	75	59
	390	215	172	144
Charged to income statement				
Domestic	1,420	1,663	1,376	960
Foreign	686	214	327	442
	2,106	1,877	1,703	1,402
Unwind of discount				
Domestic	(150)	(127)	(130)	—
Foreign	(16)	(15)	(14)	—
	(166)	(142)	(144)	—
Provisions at the end of the year (1)				
Domestic	3,258	3,037	2,759	2,546
Foreign	3,183	898	1,128	1,628
	6,441	3,935	3,887	4,174
Gross loans and advances to customers				
Domestic	324,046	251,522	232,319	194,654
Foreign	511,642	219,304	188,791	156,765
	835,688	470,826	421,110	351,419
Closing customer provisions as a % of gross loans and advances to customers (2)				
Domestic	1.00%	1.21%	1.19%	1.31%
Foreign	0.62%	0.41%	0.60%	1.04%
Total	0.77%	0.84%	0.92%	1.19%
Customer charge to income statement as a % of gross loans and advances to customers				
Domestic	0.44%	0.66%	0.59%	0.49%
Foreign	0.13%	0.10%	0.17%	0.28%
Total	0.25%	0.40%	0.40%	0.40%

Notes:

(1) Includes closing provisions against loans and advances to banks of £3 million (2006 – £2 million; 2005 – £3 million; 2004 – £6 million).

(2) Closing customer provisions exclude closing provisions against loans and advances to banks.

Additional information

Amounts in accordance with IFRS *(continued)*

Loan impairment provisions *(continued)*

The following table shows additional information in respect of the loan impairment provisions.

	IFRS			
	2007 £m	2006 £m	2005 £m	2004 £m
Loans and advances to customers (gross)	835,688	470,826	421,110	351,419
Loan impairment provisions at end of year:				
– customers	6,438	3,933	3,884	
– banks	3	2	3	
Specific provisions – customers				3,607
Specific provisions – banks				6
General provision				561
	6,441	3,935	3,887	4,174
Average loans and advances to customers (gross)	567,900	445,766	402,473	299,430
As a % of average loans and advances to customers during the year:				
Total customer provisions charged to income statement	0.37%	0.42%	0.42%	0.47%
Amounts written-off (net of recoveries) – customers	0.31%	0.36%	0.46%	0.44%

Analysis of closing loan impairment provisions

The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	IFRS							
	2007		2006		2005		2004	
	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %
Domestic								
Central and local government	—	0.4	—	1.4	—	0.8	—	0.6
Manufacturing	93	1.6	94	2.4	136	2.8	127	1.8
Construction	75	1.2	63	1.8	74	1.7	71	1.4
Finance	52	8.4	33	5.3	104	6.4	54	7.0
Service industries and business activities	562	6.5	647	9.3	647	9.7	516	8.8
Agriculture, forestry and fishing	21	0.3	25	0.6	26	0.6	23	0.7
Property	85	6.0	70	8.3	63	7.8	64	7.5
Individuals – home mortgages	36	8.8	37	15.1	36	15.5	32	16.4
– other	2,043	3.4	1,826	5.9	1,513	6.3	1,277	7.5
Finance leases and instalment credit	132	1.9	103	3.0	86	3.3	122	3.7
Accrued interest	—	0.3	—	0.3	—	0.3		
Total domestic	3,099	38.8	2,898	53.4	2,689	55.2	2,286	55.4
Foreign	2,289	61.2	442	46.6	652	44.8	1,321	44.6
Impaired book provisions	5,388	100.00	3,340	100.0	3,341	100.0		100.0
Latent book provisions	1,050		593		543			
Specific provisions							3,607	
General provision							561	
Total provisions	6,438		3,933		3,884		4,168	

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer.

	IFRS			
	2007 £m	2006 £m	2005 £m	2004 £m
Domestic				
Manufacturing	29	41	40	55
Construction	21	29	17	12
Finance	47	17	21	19
Service industries and business activities	190	212	176	163
Agriculture, forestry and fishing	4	5	4	9
Property	9	6	25	33
Individuals – home mortgages	—	5	4	4
– others	909	1,021	948	516
Finance leases and instalment credit	13	24	15	90
Total domestic	1,222	1,360	1,250	901
Foreign	949	481	788	548
Total write-offs (1)	2,171	1,841	2,038	1,449

Note:

(1) Excludes £2 million written-off in respect of loans and advances to banks in 2005.

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	IFRS			
	2007 £m	2006 £m	2005 £m	2004 £m
Domestic				
Manufacturing	—	—	1	1
Construction	—	—	1	—
Finance	—	—	—	2
Service industries and business activities	7	5	2	1
Property	—	1	2	—
Individuals – home mortgages	—	—	—	1
Individuals – others	143	101	64	78
Finance leases and instalment credit	8	12	7	2
Total domestic	158	119	97	85
Foreign	232	96	75	59
Total recoveries	390	215	172	144

Additional information

Amounts in accordance with IFRS *(continued)*

Risk elements in lending and potential problem loans

The Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC in the US. The following table shows the estimated amount of loans that would be reported using the SEC's classifications. The figures are stated before deducting the value of security held or related provisions.

IFRS require interest to be recognised on a financial asset (or a group of financial assets) after impairment at the rate of interest used to discount recoveries when measuring the impairment loss. Thus, interest on impaired financial assets is credited to profit or loss as the discount on expected recoveries unwinds. Despite this, such assets are not considered performing. All loans that have an impairment provision are classified as non-accrual. This is a change from practice in 2004 and earlier years where certain loans with provisions were classified as past due 90 days or potential problem loans (and interest accrued on them).

	IFRS			
	2007 £m	2006 £m	2005 £m	2004 £m
Loans accounted for on a non-accrual basis (2):				
Domestic	5,599	5,420	4,977	3,658
Foreign	4,763	812	949	1,075
Total	10,362	6,232	5,926	4,733
Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):				
Domestic	217	81	2	634
Foreign	152	24	7	79
Total	369	105	9	713
Loans not included above which are classified as 'troubled debt restructurings' by the SEC:				
Domestic	—	—	2	14
Foreign	—	—	—	10
Total	—	—	2	24
Total risk elements in lending	10,731	6,337	5,937	5,470
Potential problem loans (4)				
Domestic	63	47	14	173
Foreign	608	5	5	107
Total potential problem loans	671	52	19	280
Closing provisions for impairment as a % of total risk elements in lending	60%	62%	65%	76%
Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	56%	62%	65%	72%
Risk elements in lending as a % of gross lending to customers excluding reverse repos	1.55%	1.55%	1.60%	1.83%

Notes:

(1) For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group's transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2) All loans against which an impairment provision is held are reported in the non-accrual category.

(3) Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.

(4) Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

	IFRS			
	2007 £m	2006 £m	2005 £m	2004 £m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans				
Domestic	390	370	334	235
Foreign	155	77	62	58
	545	447	396	293
Interest on non-accrual and restructured loans included in net interest income				
Domestic	165	142	130	58
Foreign	16	15	14	7
	181	157	144	65

Analysis of deposits – product analysis

The following table shows the distribution of the Group's deposits by type and geographical area:

	IFRS		
	2007 £m	2006 £m	2005 £m
UK			
Domestic:			
Demand deposits – interest-free	43,721	39,149	28,833
– interest-bearing	121,343	118,315	91,564
Time deposits – savings	41,185	31,656	27,091
– other	207,247	80,496	73,097
Overseas residents:			
Demand deposits – interest-free	563	573	396
– interest-bearing	25,129	37,729	26,663
Time deposits – savings	605	1,122	1,108
– other	87,437	51,568	53,997
Total UK offices	527,230	360,608	302,749
Overseas			
Demand deposits – interest-free	27,959	12,173	13,248
– interest-bearing	70,758	27,441	17,886
Time deposits – savings	52,381	19,049	21,691
– other	316,670	97,094	97,700
Total overseas offices (see below)	467,768	155,757	150,525
Total deposits	994,998	516,365	453,274
Held-for-trading	125,916	104,249	66,712
Designated as at fair value through profit or loss	7,505	3,922	3,683
Amortised cost	861,577	408,194	382,879
Total deposits	994,998	516,365	453,274
Overseas			
US	152,324	115,121	120,405
Rest of the World	315,444	40,636	30,120
Total overseas	467,768	155,757	150,525

Amounts in accordance with IFRS *(continued)*

Short term borrowings

	IFRS		
	2007 £m	2006 £m	2005 £m
Commercial paper			
Outstanding at year end	78,612	12,675	14,110
Maximum outstanding at any month end during the year	81,187	14,402	16,853
Approximate average amount during the year	32,498	13,225	15,329
Approximate weighted average interest rate during the year	4.8%	4.9%	3.7%
Approximate weighted average interest rate at year end	5.5%	5.0%	4.2%
Other short term borrowings			
Outstanding at year end	280,526	122,576	105,483
Maximum outstanding at any month end during the year	312,557	130,867	117,913
Approximate average amount during the year	188,326	112,008	100,681
Approximate weighted average interest rate during the year	4.6%	4.5%	3.4%
Approximate weighted average interest rate at year end	4.1%	4.5%	3.5%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. 'Other short-term borrowings' consist principally of borrowings in the money markets included within 'Deposits by banks' and 'Customer accounts' in the accounts, and generally have original maturities of one year or less.

Certificates of deposit and other time deposits

The following table shows details of the Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	2007 Total £m
UK based companies and branches					
Certificates of deposit	18,747	4,832	1,897	1,064	26,540
Other time deposits	98,943	6,467	3,734	12,085	121,229
Overseas based companies and branches					
Certificates of deposit	39,039	6,797	2,213	27,683	75,732
Other time deposits	131,701	12,745	5,077	13,227	162,750
Total	288,430	30,841	12,921	54,059	386,251

Amounts in accordance with UK GAAP

Summary consolidated profit and loss account – UK GAAP	2004 £m	2003 £m
Net interest income	9,208	8,301
Non-interest income	13,546	10,980
Total income	22,754	19,281
Operating expenses excluding goodwill amortisation (1)	9,931	8,753
Goodwill amortisation	915	763
General insurance claims (net)	3,480	2,195
Profit before provisions	8,428	7,570
Provisions for bad and doubtful debts	1,428	1,461
Amounts written off fixed asset investments	83	33
Profit on ordinary activities before tax	6,917	6,076
Tax on profit on ordinary activities	2,155	1,888
Profit on ordinary activities after tax	4,762	4,188
Minority interests (including non-equity)	250	210
Preference dividends – non-equity	256	261
	4,256	3,717
Additional Value Shares dividend – non-equity	—	1,463
Profit attributable to ordinary shareholders	4,256	2,254

Note:

(1) Includes integration expenditure of £269 million in 2004 (2003 – £229 million).

Summary consolidated balance sheet – UK GAAP	2004 £m	2003 £m
Loans and advances to banks (net of provisions)	58,260	51,891
Loans and advances to customers (net of provisions)	345,469	252,531
Debt securities and equity shares	94,171	82,249
Intangible fixed assets	17,576	13,131
Other assets	67,991	54,626
Total assets	583,467	454,428
Called up share capital	822	769
Share premium account	12,964	8,175
Other reserves	10,656	11,307
Profit and loss account	7,223	5,847
Shareholders' funds	31,665	26,098
Minority interests	3,829	2,713
Subordinated liabilities	20,366	16,998
Total capital resources	56,060	45,809
Deposits by banks	99,081	67,323
Customer accounts	285,062	236,963
Debt securities in issue	58,960	41,016
Other liabilities	84,304	63,317
Total liabilities	583,467	454,428

Amounts in accordance with UK GAAP *(continued)*

The per share data in the table below have been restated for the effect of the bonus issue of ordinary shares in May 2007.

Other financial data based upon UK GAAP	2004	2003
Earnings per ordinary share – pence	46.0	25.6
Diluted earnings per ordinary share – pence (1)	45.6	25.4
Adjusted earnings per ordinary share – pence	57.5	52.4
Dividends per ordinary share – pence	19.3	16.8
Dividend payout ratio (2)	35%	32%
Share price per ordinary share at period end – £	5.84	5.49
Market capitalisation at period end – £bn	55.6	48.8
Net asset value per ordinary share – £	2.87	2.61
Return on average total assets (3)	0.82%	0.51%
Return on average equity shareholders' funds (4)	16.0%	9.8%
Adjusted return on average equity shareholders' funds (5)	20.1%	20.1%
Average shareholders' equity as a percentage of average total assets	5.7%	5.9%
Risk asset ratio – Tier 1	7.0%	7.4%
– Total	11.7%	11.8%
Ratio of earnings to combined fixed charges and preference share dividends (5)		
– including interest on deposits	1.84	1.95
– excluding interest on deposits	7.09	7.08
Ratio of earnings to fixed charges only (6)		
– including interest on deposits	1.90	2.04
– excluding interest on deposits	9.26	9.73

Notes:

(1) Convertible preference shares have not been included in the computation of diluted earnings per share as their effect was anti-dilutive.

(2) Dividend payout ratio represents the interim dividend paid and the current year final dividend proposed as a percentage of profit attributable to ordinary shareholders before integration costs, goodwill amortisation, and the AVS dividend in 2003, (net of tax).

(3) Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(4) Return on average equity shareholders' funds represents profit attributable to ordinary shareholders expressed as a percentage of average equity shareholders' funds.

(5) Adjusted return on average equity shareholders' funds represents profit attributable to ordinary shareholders before integration costs, goodwill amortisation and the AVS dividend, in 2003 expressed as a percentage of average equity shareholders' funds.

(6) For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Analysis of loans and advances to customers

The following table analyses loans and advances to customers before provisions by geographical area and type of customer.

	UK GAAP	
	2004 £m	2003 £m
UK		
Central and local government	1,866	1,217
Manufacturing	6,292	6,384
Construction	5,024	3,960
Finance	25,157	16,948
Service industries and business activities	30,850	29,290
Agriculture, forestry and fishing	2,480	2,562
Property	26,445	19,670
Individuals – home mortgages	57,529	48,117
– other	27,863	25,526
Finance leases and instalment credit	13,083	11,703
Total domestic	196,589	167,377
Overseas residents	44,053	27,168
Total UK offices	240,642	194,545
Overseas		
US	74,045	40,373
Rest of the World	35,004	21,535
Total overseas offices	109,049	61,908
Loans and advances to customers – gross	349,691	256,453
Provisions for bad and doubtful debts	(4,222)	(3,922)
Loans and advances to customers – net	345,469	252,531
Fixed rate	100,729	81,918
Variable rate	248,962	174,535
Loans and advances to customers – gross	349,691	256,453

Cross border exposures

The table below sets out the Group's cross border outstandings in excess of 0.75% of Group total assets (including acceptances), which totalled £583.8 billion at 31 December 2004 (2003 – £455.0 billion). None of these countries has experienced repayment difficulties that have required refinancing of outstanding debt.

	UK GAAP	
	2004 £m	2003 £m
United States	26,795	14,618
Germany	14,050	15,073
France	9,604	7,524
Netherlands	8,871	6,830
Cayman Islands	7,258	6,666
Spain	5,249	3,421
Japan	4,610	4,141

Amounts in accordance with UK GAAP *(continued)*

Provisions for bad and doubtful debts
The following table shows the elements of provisions for bad and doubtful debts under UK GAAP.

	UK GAAP	
	2004 £m	2003 £m
Provisions at the beginning of the year		
Domestic	2,452	2,581
Foreign	1,477	1,346
	3,929	3,927
Currency translation and other adjustments		
Domestic	(8)	(2)
Foreign	(90)	(60)
	(98)	(62)
Acquisitions of businesses		
Domestic	2	—
Foreign	288	50
	290	50
Amounts written-off		
Domestic	(920)	(1,097)
Foreign	(546)	(422)
	(1,466)	(1,519)
Recoveries of amounts written-off in previous years		
Domestic	88	38
Foreign	59	34
	147	72
Charged to profit and loss account		
Domestic	986	932
Foreign	442	529
	1,428	1,461
Provisions at the end of the year (1)		
Domestic	2,600	2,452
Foreign	1,628	1,477
	4,228	3,929
Gross loans and advances to customers		
Domestic	196,589	167,377
Foreign	153,102	89,076
	349,691	256,453
Closing customer provisions as a % of gross loans and advances to customers (2)		
Domestic	1.32%	1.46%
Foreign	1.06%	1.65%
Total	1.21%	1.53%
Customer charge against profit as a % of gross loans and advances to customers		
Domestic	0.50%	0.56%
Foreign	0.29%	0.59%
Total	0.41%	0.57%

Notes:

(1) Includes closing provisions against loans and advances to banks of £6 million in 2004 (2003 – £7 million).

(2) Closing customer provisions exclude closing provisions against loans and advances to banks.

The following table shows additional information with respect to the provisions for bad and doubtful debts under UK GAAP.

	UK GAAP 2004 £m	UK GAAP 2003 £m
Loans and advances to customers (gross)	349,691	256,453
Provisions at end of year:		
Specific provisions – customers	3,648	3,356
– banks	6	7
General provision	574	566
	4,228	3,929
Customer provision at end of year as % of loans and advances to customers at end of year:		
Specific provisions	1.04%	1.31%
General provision	0.17%	0.22%
	1.21%	1.53%
Average loans and advances to customers (gross)	298,150	245,798
As a % of average loans and advances to customers during the year:		
Total customer provisions charged to profit and loss	0.48%	0.59%
Amounts written-off (net of recoveries) – customers	0.44%	0.59%

Analysis of closing provisions for bad and doubtful debts

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	UK GAAP 2004 Closing provision £m	UK GAAP 2004 % of loans to total loans %	UK GAAP 2003 Closing provision £m	UK GAAP 2003 % of loans to total loans %
Domestic				
Central and local government	—	0.5	—	0.5
Manufacturing	127	1.8	156	2.5
Construction	71	1.4	56	1.5
Finance	54	7.2	34	7.4
Service industries and business activities	516	6.8	599	11.4
Agriculture, forestry and fishing	23	0.7	20	1.0
Property	64	7.6	58	7.7
Individuals – home mortgages	32	16.5	35	18.8
– other	1,318	8.0	1,003	9.9
Finance leases and instalment credit	122	3.7	136	4.6
Total domestic	2,327	56.2	2,097	65.3
Foreign	1,321	43.8	1,259	34.7
Specific provisions	3,648	100.0	3,356	100.0
General provision	574		566	
Total provisions	4,222		3,922	

Additional information

Amounts in accordance with UK GAAP *(continued)*

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer.

	UK GAAP	
	2004 £m	2003 £m
Domestic		
Manufacturing	55	99
Construction	12	22
Finance	19	54
Service industries and business activities	163	393
Agriculture, forestry and fishing	9	4
Property	33	6
Individuals – home mortgages	4	2
– others	535	357
Finance leases and instalment credit	90	160
Total domestic	920	1,097
Foreign	548	422
Total write-offs	1,468	1,519

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	UK GAAP	
	2004 £m	2003 £m
Domestic		
Manufacturing	1	—
Finance	2	—
Service industries and business activities	1	3
Individuals – home mortgages	1	—
– others	81	26
Finance leases and instalment credit	2	9
Total domestic	88	38
Foreign	59	34
Total recoveries	147	72

Risk elements in lending and potential problem loans

The Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC in the US. The following table shows the estimated amount of loans that would be reported using the SEC's classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

	UK GAAP	
	2004 £m	2003 £m
Loans accounted for on a non-accrual basis (3):		
Domestic	3,705	3,221
Foreign	1,075	1,211
Total	4,780	4,432
Accruing loans which are contractually overdue 90 days or more as to principal or interest (4):		
Domestic	646	561
Foreign	79	81
Total	725	642
Loans not included above which are classified as 'troubled debt restructurings' by the SEC:		
Domestic	14	53
Foreign	10	30
Total	24	83
Total risk elements in lending	5,529	5,157
Potential problem loans (5)		
Domestic	173	492
Foreign	107	99
Total potential problem loans	280	591
Closing provisions for bad and doubtful debts as a % of total risk elements in lending	76%	76%
Closing provisions for bad and doubtful debts as a % of total risk elements in lending and potential problem loans	73%	68%
Risk elements in lending as a % of gross loans and advances to customers excluding reverse repos	1.86%	2.22%

Notes:

(1) For the analysis above, 'Domestic' consists of the UK domestic transactions of the Group. 'Foreign' comprises the Group's transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2) The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with the Group's provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.

(3) The Group's UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt. Certain subsidiary undertakings of the Group, principally Citizens, generally account for loans on a non-accrual basis when interest or principal is past due 90 days.

(4) Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.

(5) Loans that are current as to the payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group's provisioning policy for bad and doubtful debts.

	UK GAAP	
	2004 £m	2003 £m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans		
Domestic	237	237
Foreign	58	55
	295	292
Interest on non-accrual and restructured loans included in net interest income		
Domestic	58	60
Foreign	7	3
	65	63

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs' purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"):

US dollars per £1	January 2008	December 2007	November 2007	October 2007	September 2007	August 2007
Noon Buying Rate						
High	1.9895	2.0658	2.1104	2.0777	2.0389	2.0426
Low	1.9515	1.9774	2.0478	2.0279	1.9920	1.9813

	2007	2006	2005	2004	2003
Noon Buying Rate					
Period end rate	1.9843	1.9586	1.7188	1.9160	1.7842
Average rate for the period (1)	2.0073	1.8562	1.8147	1.8356	1.6450
Consolidation rate (2)					
Period end rate	2.0043	1.9651	1.7214	1.9346	1.7857
Average rate for the period	2.0015	1.8436	1.8198	1.8325	1.6354

Notes:

(1) The average of the Noon Buying Rates on the last business day of each month during the period.

(2) The rates used by the Group for translating US dollars into sterling in the preparation of its financial statements.

(3) On 26 February 2008, the Noon Buying Rate was £1.00 = US$1.9747.

Economic and monetary environment

The Group's earnings are affected by the economic and monetary environment in its key markets (UK, US, Eurozone and Asia Pacific).

Global financial markets entered a period of unprecedented strain in the second half of 2007, with reference interbank lending rates spiking sharply and parts of the short-term money market seizing up. This temporarily tightened monetary conditions, affecting credit supply and denting investor risk appetite, at a time when a slowdown in global economic activity had started. After a series of individual efforts, central banks in Canada, the Eurozone, Switzerland, the UK and the US intervened in concert to improve liquidity conditions in money markets in December. This measure was successful in bringing interest rate spreads in interbank markets back towards historic averages, but uncertainties about the full impact on the real economy and the future evolution of debt markets remain.

The UK interest rate cycle peaked in 2007, with the Monetary Policy Committee (MPC) first hiking the Bank Rate from 5% to 5.75% in three successive 25bps moves in January, May and July, before cutting it back to 5.50% in December and most recently to 5.25% in February. The rate increases were due to a combination of above-trend growth at 3.1% and CPI-inflation exceeding the official target of 2% for most of the year on the back of high commodity prices. Upside risks to inflation over the medium-term prevailed, preventing the MPC from cutting more aggressively in response to the liquidity squeeze in financial markets in December. On balance, monetary conditions were probably in restrictive territory in 2007, which is expected to lead to slower growth in 2008. Sterling's 6% depreciation on a trade-weighted basis only partly offset the dampening impact from strains in money markets and high inflation-adjusted interest rates, which only started to fall towards the end of the year.

US monetary conditions were close to neutral at the start of 2007, with policy rates on hold at 5.25% until the onset of the liquidity crisis in August. A marked slowdown in the US housing market, deterioration in consumer and business confidence and the liquidity squeeze in financial markets prompted the Federal Open Market Committee (FOMC) to bring the federal funds rate down to 4.25% by the end of the year. Despite a 10% decline in the value of the dollar on a trade-weighted basis and the resulting stimulus for US exports, the overall outlook for the US economy darkened materially in the first two months of 2008. The FOMC continued to react aggressively in the face of more evidence of downside risks to economic growth, and further reduced the policy rate by 125bps at two meetings in January, bringing it to 3.00% at the end of February 2008. Even though CPI-inflation ran above 4% by the end of 2007, US bond markets did not seem overly concerned about rising inflationary pressure in the longer term, as the long-end of the yield curve shifted downwards too.

Against the backdrop of robust demand, and an upward trend in CPI-inflation, the European Central Bank raised the official refinancing rate twice in the first half of 2007, from 3.5% to 4%, and staying on hold for the rest of the year. Rapid economic growth in emerging market economies resulted in strong demand for Eurozone export goods, despite a 5% trade-weighted appreciation of the euro. Overall, the Eurozone appeared to be less affected by the liquidity squeeze than the UK or the US, partly because domestic demand had been less reliant on credit.

Asia Pacific was the most dynamic region in 2007, with economic growth outpacing the rate of expansion recorded in other regions. Exports remained the main driver of economic growth, resulting in a large current account surplus, and corresponding inflows of foreign exchange into the region. Some countries in the region continued to manage their currencies, to prevent appreciation. This loosening of monetary conditions boosted domestic investment. Inflationary pressures started to emerge, possibly requiring a tighter stance of monetary policy further out.

In addition to influencing the level of effective demand countries face, exchange rates affect earnings reported by the Group's non-UK subsidiaries, and the value of non-sterling denominated assets and liabilities. Sterling remained strong against the dollar in 2007, gaining another 1%, but slipped by 8% against the euro. These movements have mixed effects on the Group's reported earnings, assets and liabilities, boosting their sterling-value when denominated in euro but depressing their sterling-value when denominated in dollars.

Supervision and regulation

1. United Kingdom

1.1 Authorised firms in the Group

The UK Financial Services Authority (FSA) is the consolidated supervisor of the Group and the Royal Bank. As at 31 December 2007, 31 companies in the Group (excluding subsidiaries of the ABN AMRO Group), spanning a range of financial services sectors (banking, insurance and investment business), were authorised to conduct financial activities regulated by the FSA.

The UK authorised banks in the Group include the Royal Bank, NatWest, Coutts & Co and Ulster Bank Ltd. Wholesale activities, other than Group Treasury activities, are concentrated in the Group's Corporate Markets division and are undertaken under the names of the Royal Bank and NatWest. UK retail banking activities are managed by the Retail Markets division. The exception is Ulster Bank Ltd, which is run as a separate division within the Group. Ulster Bank Ltd provides banking services in Northern Ireland while the banking service to the Republic of Ireland is provided by Ulster Bank Ireland Ltd which is primarily supervised by the Irish Financial Services Regulatory Authority.

Investment management business is principally undertaken by companies in the Retail Markets division, including Adam & Company Investment Management Limited, and in the Corporate Markets division, RBS Asset Management Limited.

General insurance business is principally undertaken by companies in the RBS Insurance division, including Direct Line Insurance plc and Churchill Insurance Company Limited. Life assurance business is undertaken by Royal Scottish Assurance plc and National Westminster Life Assurance Limited (with the Group's partner, the AVIVA Group) and Direct Line Life Insurance Company Limited.

1.2 Regulatory developments and implementation.
Basel II is the most significant change to regulation of the banking industry for many years and will have a lasting effect on our relationships with customers, investors and other key stakeholders. The FSA in the UK has endorsed the Group's approach to managing credit risk under Basel II. This puts us among the small number of UK financial services organisations that are using Advanced Internal Ratings Based approach for the calculation of credit risk capital requirements from 1 January 2008. From 2008, the Group will apply the Standardised Approach for operational risk, migrating to the Advanced Measurement Approach (AMA) in line with the US timescales. The Group has implemented Pillar 2 and Pillar 3 in line with regulatory requirements.

In addition, the Group successfully implemented the Markets in Financial Instruments Directive ('MiFID') by the implementation date of 1 November 2007. MiFID established a comprehensive legislative framework at the European level, which is now implemented in the UK, for the establishment and conduct of investment firms, multilateral trading facilities and regulated markets.

The FSA's high level principles require all regulated firms to treat their customers fairly and a specific industry wide project on Treating Customers Fairly ('TCF') was launched in 2004. The FSA emphasised that TCF will be a key area of focus for the regulator over the coming years. In the summer of 2007 it followed this up by setting out specific targets that it would expect all firms to meet during 2008 in relation to management information required to evidence TCF embeddedness. The Group already had several underlying principles built into the existing customer proposition which clearly demonstrated the concept of fairness in action. These fundamental business values include demonstrating fairness, transparency and honesty throughout the whole relationship with our customers, ensuring that any representations we make are clear, fair and not misleading, and having mechanisms in place to avoid things going wrong and correct any deficiencies.

UK FSA authorised firms must also comply with rules designed to reduce the scope for firms to be used for financial crime and in particular money laundering. Revised Joint Money Laundering Steering Group Guidance Notes were issued on 13 November 2007 to take into account the new Money Laundering Regulations 2007. These Regulations came into force on 15 December 2007 and implemented the EU's Third Money Laundering Directive. Amongst their other provisions, the Regulations endorse a risk based approach to combating money laundering, while also prescribing 'enhanced due diligence' for non face to face customers, 'politically exposed persons' (PEPs) and correspondent banking. Whilst for all material purposes the Group is already compliant – these provisions having been anticipated in industry guidance for some time – internal processes are continually reviewed to ensure best practice standards are met. In particular, the Group has issued new internal policy guidelines based on the regulations and supporting industry guidance against which all divisions have undertaken a gap analysis as a basis for further action plans where necessary.

1.3 Information Commissioners Office
The Information Commissioner's Office (ICO) is the UK's independent public body set up to promote access to official information and to protect personal information. The ICO enforces the Data Protection Act 1998, the Freedom of Information Act 2000, the Privacy and Electronic Communications Regulations 2003 and the Environmental Information Regulations 2004, regulating the organisations that come within their remits. They promote awareness of information rights and obligations and ensure compliance. The Commissioner reports directly to Parliament and has the power to order compliance, using enforcement and prosecution. The Group takes data protection very seriously and follows the guidance provided by the ICO. The Group continues to improve its processes in line with changing guidelines and in order to meet customers increasing expectations in relation to information security.

2. International

2.1 ABN AMRO
The consolidated supervisor of ABN AMRO is the Dutch central bank, De Nederlandsche Bank (DNB). It operates partly as the Dutch central bank and prudential supervisor of banks and insurance companies; and also as part of the European System of Central Banks. Following the acquisition of ABN AMRO the Group now operates in over 50 countries.

2.2 United States
The Group is both a bank holding company and financial holding company within the meaning of the US Bank Holding Company Act of 1956. As such, it is subject to the regulation and supervision of the Board of Governors of

the Federal Reserve System (the "Federal Reserve"). Among other things, the Group's direct and indirect activities and investments in the United States are limited to those that are 'financial in nature' or 'incidental' or 'complementary' to a financial activity, as determined by the Federal Reserve. The Group is also required to obtain the prior approval of the Federal Reserve before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or bank holding company.

Under current Federal Reserve policy, the Group is required to act as a source of financial strength for its US bank subsidiaries. Among other things, this source of strength obligation could require the Group to inject capital into any of its US bank subsidiaries if any of them became undercapitalised.

The Group's US bank and non-bank subsidiaries and RBS's US branches are also subject to supervision and regulation by a variety of other U.S. regulatory agencies. As of 1 September 2007, Citizens Financial Group's state-chartered bank subsidiaries (with the exception of its bank subsidiary in the State of Pennsylvania) were merged and consolidated into a single nationally chartered bank, RBS Citizens, NA. As a result, RBS Citizens, NA is now supervised by the Office of the Comptroller of the Currency, a bureau of the US Department of the Treasury charged with the regulation and supervision of nationally chartered banks. Citizens Financial Group remains under the supervision of the Federal Reserve as a bank holding company. Citizens Bank of Pennsylvania is subject to the regulation and supervision of the Pennsylvania Department of Banking and the US Federal Deposit Insurance Corporation. RBS's New York branch is supervised by the New York State Banking Department, and its Connecticut branch is supervised by the Connecticut Department of Banking. Both branches are also subject to supervisory oversight by the Federal Reserve, through the Federal Reserve Bank of Boston.

The Group's US insurance agencies are regulated by state insurance authorities. The Group's US broker dealer, Greenwich Capital Markets, Inc., is subject to regulation and supervision by the US Securities and Exchange Commission and the Financial Industry National Regulatory Association (FINRA) with respect to its securities activities. With respect to its futures activities, Greenwich Capital Markets, Inc. is also subject to regulation and oversight by the US Commodity Futures Trading Commission and the Chicago Board of Trade.

The Group is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Anti-money laundering, anti-terrorism and economic sanctions regulations have become a major focus of US government policy relating to financial institutions and are rigorously enforced by US government agencies.

2.3 Other jurisdictions

The Group and Bank of China have established an exclusive strategic partnership. The Group and Bank of China have agreed to co-operate across a range of business activities, building on Bank of China's distribution strength and the Group's product skills in areas including credit cards, wealth management, corporate banking and personal lines insurance. The Group also continues to grow its other Asian activities, having recently set up new branches in the Middle East and Far East. As in all jurisdictions in which the Group undertakes business, it considers regulatory risk as a key component of is new products approval process to ensure that it meets with local regulatory requirements.

Department of Justice investigation

As previously disclosed by ABN AMRO, the United States Department of Justice has been conducting a criminal investigation into ABN AMRO's dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters. ABN AMRO has cooperated and continues to cooperate fully with the investigation. Prior to the acquisition by the Group, ABN AMRO had reached an agreement in principle with the Department of Justice that would resolve all presently known aspects of the ongoing investigation by way of a Deferred Prosecution Agreement in return for a settlement payment by ABN AMRO of US$500 million (which amount was accrued by ABN AMRO in its interim financial statements for the six months ended 30 June 2007). Negotiations are continuing to enable a written agreement to be concluded.

Sub-prime exposures

Certain of the Group's subsidiaries have received requests for information from various US governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

Description of property and equipment
The Group operates from a number of locations worldwide, principally in the UK. At 31 December 2007, the Royal Bank and NatWest had 649 and 1,629 retail branches, respectively, in the UK. Ulster Bank and First Active had a network of 282 branches in Northern Ireland and the Republic of Ireland. Citizens had 1,616 retail banking offices (including in-store branches) covering Connecticut, Delaware, Illinois, Indiana, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group's principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2007 was £1,792 million (2006 – £1,140 million; 2005 – £1,275 million).

Major shareholders
Details of major shareholders of the company's ordinary and preference shares are given on page 98.

There have been no significant changes in the percentage ownership of major shareholders of the company's ordinary and preference shares during the three years ended 27 February 2008. All shareholders within a class of the company's shares have the same voting rights. The company is not directly or indirectly owned or controlled by another corporation or any foreign government and the company is unaware of any arrangement which might result in a change of control.

At 27 February 2008, the directors of the company had options to purchase a total of 8,603,307 ordinary shares of the company.

As at 31 December 2007, almost all of the company's US$ denominated preference shares and ADSs representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Material contracts
The company and its subsidiaries are party to various contracts in the ordinary course of business. During the year ended 31 December 2007, the company entered into a Consortium and Shareholders' Agreement dated 28 May 2007, among the company, Banco Santander Central Hispano, S.A. Fortis N.V., Fortis SA/NV and RFS Holdings B.V., which governs the relationships amongst these parties in relation to the offers by RFS Holdings B.V. to the holders of ABN AMRO ordinary shares and American Depositary Shares, as more fully described in the section entitled 'Summary of the Consortium and Shareholders' Agreement' included in the company's Form F-4, as amended (Reg. No. 333-144752). Other than the aforementioned agreement, there have been no material contracts entered into outside the ordinary course of business.

FSA Listing Rules disclosure
With effect from 17 October 2007, the Group transferred to Santander (a related party for the purposes of the FSA Listing Rules) its rights and obligations under the Consortium and Shareholders' Agreement in respect of the ABN AMRO Global Clients business in Brazil for €750 million.

Shareholder information

Financial calendar

Annual General Meeting	23 April 2008 at 2.00 pm Edinburgh International Conference Centre, The Exchange, Morrison Street, Edinburgh
Interim results	8 August 2008
Dividends	
Payment dates:	
Ordinary shares (2007 Final)	6 June 2008
Ordinary shares (2008 Interim)	October 2008
Cumulative preference shares	30 May and 31 December 2008
Non-cumulative preference shares	31 March, 30 June, 30 September and 31 December 2008
Ex-dividend dates:	
Ordinary shares (2007 Final)	5 March 2008
Cumulative preference shares	30 April 2008
Record dates:	
Ordinary shares (2007 Final)	7 March 2008
Cumulative preference shares	2 May 2008

Shareholder enquiries

Shareholdings in the company may be checked by visiting our website (www.rbs.com/shareholder). You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Dividend payments

The company pays its dividends in pounds sterling although shareholders may choose to receive payment in US dollars or euros.

Shareholders wishing to receive payment in either US dollars or euros should request an instruction form from the company's registrar:

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: 0870 702 0135
Fax: 0870 703 6009
Email: web.queries@computershare.co.uk

Shareholders may also download an instruction form via our website (www.rbs.com/shareholder).

Completed instruction forms must be returned to the registrar no later than 15 working days before the relevant dividend payment date.

Braille and audio Annual Review and
Summary Financial Statement

Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on 0870 702 0135.

ShareGift

The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate shares to charity.

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation,
17 Carlton House Terrace, London SW1Y 5AH
Tel: 020 7930 3737
www.ShareGift.org

Donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes and you may be able to reclaim UK income tax on gifted shares. Further information can be obtained from HM Revenue & Customs.

Capital gains tax

For shareholders who held RBS ordinary shares at 31 March 1982, the market value of one ordinary share held was 103p. After adjusting for the 1 March 1985 rights issue, the 1 September 1989 capitalisation issue, the bonus issue of Additional Value Shares on 12 July 2000 and the bonus issue of ordinary shares on 8 May 2007, the adjusted 31 March 1982 base value of one ordinary share held currently is 15.4p.

For shareholders who held NatWest ordinary shares at 31 March 1982, the market value of one ordinary share held was 28.39p for shareholders who accepted the basic terms of the RBS offer. This takes account of the August 1984 and June 1986 rights issues and the June 1989 bonus issue of NatWest ordinary shares as well as the subsequent issue of Additional Value Shares and the bonus issue of ordinary shares on 8 May 2007.

When disposing of shares, shareholders are also entitled to indexation allowance (to April 1998 only in the case of individuals and non-corporate holders), which is calculated on the 31 March 1982 value, on the cost of subsequent purchases from the date of purchase and on the subscription for rights from the date of that payment. Further adjustments must be made where a shareholder has chosen to receive shares instead of cash for dividends. Individuals and non-corporate shareholders may also be entitled to some taper relief to reduce the amount of any chargeable gain on disposal of shares.

It was announced in the Pre-Budget Report on 9 October 2007 that the capital gains tax treatment for individuals will change for disposals made on or after 6 April 2008. There will be a single rate of capital gains tax set at 18%. Indexation allowance and taper relief will no longer be available and for assets held on 31 March 1982, the market value of the asset on that date will automatically be used for the purpose of calculating the gain or loss arising on a disposal.

The information set out above is intended as a general guide only and is based on current United Kingdom legislation and HM Revenue & Customs practice as at this date. This information deals only with the position of individual shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their shares and who hold their shares as an investment. It does not deal with the position of shareholders other than individual shareholders, shareholders who are resident outside the United Kingdom for tax purposes or certain types of shareholders, such as dealers in securities.

Analyses of ordinary shareholders at 31 December 2007

	Shareholdings	Number of shares – millions	%
Individuals	174,438	693.7	6.9
Banks and nominee companies	25,434	8,898.1	88.9
Investment trusts	172	4.3	0.1
Insurance companies	329	5.1	0.1
Other companies	2,148	321.6	3.2
Pension trusts	45	32.7	0.3
Other corporate bodies	94	50.7	0.5
	202,660	10,006.2	100.00
Range of shareholdings:			
1 – 1,000	84,387	34.5	0.3
1,001 – 10,000	99,951	336.1	3.4
10,001 – 100,000	16,400	351.8	3.5
100,001 – 1,000,000	1,202	420.8	4.2
1,000,001 – 10,000,000	569	1,853.4	18.5
10,000,001 and over	151	7,009.6	70.1
	202,660	10,006.2	100.00

Trading market

Non-cumulative dollar preference shares

On 26 March 1997, 8 February 1999, 30 September 2004, 26 August 2004, 19 May 2005, 9 November 2005, 25 May 2006, 27 December 2006, 28 June 2007, 27 September 2007 and 4 October 2007 the company issued the following American Depositary Shares ("ADSs") representing non-cumulative dollar preference shares of the company, in the United States, which were outstanding at 31 December 2007:

8,000,000 Series F ("Series F ADSs") representing 8,000,000 non-cumulative dollar preference shares, Series F;

12,000,000 Series H ("Series H ADSs") representing 12,000,000 non-cumulative dollar preference shares, Series H;

34,000,000 Series L ("Series L ADSs") representing 34,000,000 non-cumulative dollar preference shares, Series L;

37,000,000 Series M ("Series M ADSs") representing 37,000,000 non-cumulative dollar preference shares, Series M;

40,000,000 Series N ("Series N ADSs") representing 40,000,000 non-cumulative dollar preference shares, Series N;

22,000,000 Series P ("Series P ADSs") representing 22,000,000 non-cumulative dollar preference shares, Series P;

27,000,000 Series Q ("Series Q ADSs") representing 27,000,000 non-cumulative dollar preference shares, Series Q;

26,000,000 Series R ("Series R ADSs") representing 26,000,000 non-cumulative dollar preference shares, Series R;

38,000,000 Series S ("Series S ADSs") representing 38,000,000 non-cumulative dollar preference shares, Series S;

64,000,000 Series T ("Series T ADSs") representing 64,000,000 non-cumulative dollar preference shares, Series T; and

15,000 Series U ("Series U ADSs") representing 15,000 non-cumulative dollar preference shares, Series U.

Each of the respective ADSs set out above represents the right to receive one corresponding preference share, and is evidenced by an American Depositary Receipt ("ADR") and is listed on the New York Stock Exchange, a subsidiary of NYSE Euronext ("NYSE").

The ADRs evidencing the ADSs above were issued pursuant to Deposit Agreements, among the company, The Bank of New York, as depository, and all holders from time-to-time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non-cumulative dollar preference shares. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in bearer form.

In January 2007, the company redeemed the 8 million Series E non-cumulative preference shares of US$0.01 each, the 10 million Series G non-cumulative preference shares of US$0.01 each and the 16 million Series K non-cumulative preference shares of US$0.01 each.

At 31 December 2007, there were 100 registered shareholders of Series F ADSs, 63 registered shareholders of Series H ADSs, 25 registered shareholders of Series L ADSs, 1 registered shareholder of Series M ADSs, 47 registered shareholders of Series N ADSs, 55 registered shareholders of Series P ADSs, 17 registered shareholders of Series Q ADSs, 1 registered shareholder of Series R ADSs, 1 registered shareholder of Series S ADSs, 23 registered shareholders of Series T ADSs and 1 registered shareholder of Series U ADSs.

PROs

On 20 August 2001, the company issued US$1.2 billion of perpetual regulatory tier one securities ('PROs') in connection with a public offering in the United States. The PROs are listed on the NYSE.

ADSs representing ordinary shares

On 17 October 2007, the company listed ADSs, each representing one ordinary share, nominal value 25p each (or a right to receive one ordinary share), and evidenced by an ADR or uncertificated securities, on the NYSE. On the same day, trading commenced on a 'when issued' basis and on 18 October 2007, regular trading commenced. As of 31 December 2007, 62.9 million ADSs were outstanding. The ADSs were issued in connection with the company's bid for the outstanding share capital of ABN AMRO Holding N.V.

The ADSs described in the above paragraph were issued pursuant to a Deposit Agreement, among the company, The Bank of New York Mellon, as depositary, and all owners and holders from time to time of ADSs issued thereunder. The ordinary shares of the company are listed and traded on the London Stock Exchange. All ordinary shares are deposited with the principal London office of The Bank of New York Mellon, as custodian for the depositary.

The following table shows, for the periods indicated, the high and low sales prices for each of the outstanding ADSs representing non-cumulative dollar preference shares and PROs, as reported on the NYSE composite tape:

Figures in US$		Series F ADSs	Series H ADSs	Series L ADSs	Series M ADSs	Series N ADSs	Series P ADSs	Series Q ADSs	Series R ADSs	Series S ADSs	Series T ADSs	Series U ADSs	PROs (1)
By month													
January 2008	High	25.55	25.15	22.20	24.12	24.00	23.85	24.83	23.52	24.66	25.50	105.61	107.55
	Low	24.50	24.21	18.80	20.88	20.54	20.10	21.80	19.90	21.39	24.00	101.72	104.13
December 2007	High	25.54	25.10	20.66	22.44	22.12	21.99	23.69	21.50	22.75	25.22	102.81	106.64
	Low	23.60	22.70	17.90	19.68	19.50	19.25	20.71	18.96	20.26	22.61	98.34	100.49
November 2007	High	25.75	25.25	20.89	23.01	22.81	22.60	24.52	21.93	23.30	25.25	104.94	109.95
	Low	25.25	22.77	18.44	20.19	20.14	19.94	21.30	19.44	20.73	23.35	101.16	103.08
October 2007	High	25.85	25.50	21.34	23.23	23.10	22.89	24.80	22.54	24.11	25.48	107.98	109.95
	Low	25.25	24.98	20.76	22.57	22.50	22.21	24.26	21.78	23.52	25.00	103.43	105.90
September 2007	High	25.60	25.60	21.98	23.98	23.82	23.37	25.03	22.85	24.49	25.10	—	112.14
	Low	25.25	24.95	20.67	22.22	21.98	21.76	23.49	21.20	22.77	24.95	—	104.94
August 2007	High	25.90	25.52	21.91	24.54	23.87	23.49	25.24	23.25	25.20	—	—	111.88
	Low	25.34	25.00	20.30	22.90	22.93	22.45	24.20	21.76	23.22	—	—	108.28
By quarter													
2007: Fourth quarter	High	25.85	25.50	21.34	23.23	23.10	22.89	24.80	22.54	24.11	25.48	107.98	109.95
	Low	23.60	22.70	17.90	19.68	19.50	19.25	20.71	18.96	20.26	22.61	98.34	100.49
2007: Third quarter	High	26.23	25.60	22.23	24.60	24.30	24.14	25.88	23.55	25.20	25.10	—	112.88
	Low	25.25	24.95	20.30	22.22	21.98	21.76	23.49	21.20	22.77	24.95	—	104.94
2007: Second quarter	High	26.50	25.78	24.36	25.88	25.67	25.78	26.40	25.35	25.00	—	—	118.15
	Low	25.39	25.10	21.80	24.10	23.81	23.51	24.95	23.30	24.75	—	—	110.17
2007: First quarter	High	25.76	25.85	24.75	25.99	25.75	25.83	26.91	25.50	—	—	—	122.07
	Low	25.26	25.21	24.02	25.50	25.35	25.25	26.08	24.79	—	—	—	115.81
2006: Fourth quarter	High	26.73	25.95	24.62	26.08	25.96	26.07	26.76	—	—	—	—	121.54
	Low	25.29	25.17	23.80	25.23	25.21	24.91	25.97	—	—	—	—	114.47
2006: Third quarter	High	26.91	25.75	24.08	25.44	25.30	25.33	26.24	—	—	—	—	117.81
	Low	25.58	25.16	21.71	24.05	23.69	23.64	25.08	—	—	—	—	106.96
2006: Second quarter	High	26.07	25.49	23.39	25.03	25.04	24.70	25.55	—	—	—	—	114.90
	Low	25.45	25.01	21.15	23.58	23.32	22.76	24.67	—	—	—	—	106.06
2006: First quarter	High	27.25	25.78	24.50	25.62	25.60	25.35	—	—	—	—	—	122.23
	Low	25.72	25.25	23.09	25.08	25.10	24.72	—	—	—	—	—	114.75
By year													
2007	High	26.50	25.85	24.75	25.99	25.75	25.83	26.91	25.50	25.20	25.48	107.98	122.07
	Low	23.60	22.70	17.90	19.68	19.50	19.25	20.71	18.96	20.26	22.61	98.34	100.49
2006	High	27.25	25.95	24.62	26.08	25.96	26.07	26.76	—	—	—	—	122.23
	Low	25.29	25.01	21.15	23.58	23.32	22.76	24.67	—	—	—	—	106.06
2005	High	28.00	26.19	24.99	26.75	26.23	25.50	—	—	—	—	—	129.57
	Low	26.02	25.20	22.67	24.77	24.70	24.60	—	—	—	—	—	116.70
2004	High	28.45	25.87	24.68	26.16	—	—	—	—	—	—	—	125.14
	Low	25.65	24.45	23.51	25.13	—	—	—	—	—	—	—	110.58
2003	High	29.05	26.40	—	—	—	—	—	—	—	—	—	130.78
	Low	27.03	25.10	—	—	—	—	—	—	—	—	—	111.06

Note:

(1) Price quoted as a % of US$1,000 nominal.

Ordinary shares

The following table shows, for the periods indicated, the high and low sales prices for the company's ordinary shares on the London Stock Exchange, as derived from the Daily Office List of the UK Listing Authority:

Figures in £ By month		Ordinary shares
January 2008	High	4.4250
	Low	3.4275
December 2007	High	4.9000
	Low	4.2425
November 2007	High	4.9875
	Low	3.9725
October 2007	High	5.6950
	Low	5.0200
September 2007	High	5.8350
	Low	5.0850
August 2007	High	5.9900
	Low	5.4300

Figures in £ By quarter		Ordinary shares
2007: Fourth quarter	High	5.6950
	Low	3.9725
2007: Third quarter	High	6.4250
	Low	5.0850
2007: Second quarter	High	6.9000
	Low	6.2300
2007: First quarter	High	7.1900
	Low	6.5100
2006: Fourth quarter	High	6.6600
	Low	6.0800
2006: Third quarter	High	6.1200
	Low	5.5600
2006: Second quarter	High	6.2500
	Low	5.5900
2006: First quarter	High	6.4400
	Low	5.6700

Figures in £ By year		Ordinary shares
2007	High	7.1900
	Low	3.9725
2006	High	6.6600
	Low	5.5600
2005	High	6.1000
	Low	5.0700
2004	High	5.8700
	Low	4.8800
2003	High	5.9300
	Low	4.1200

On 26 February 2008, the closing price of shares on the London Stock Exchange was £4.135, equivalent to $8.17 per share translated at the Noon Buying Rate of $1.9747 per £1.00 on 26 February 2008.

ADSs

The following table shows, for the periods indicated, the high and low sales prices for the company's ordinary ADSs, as reported on the NYSE composite tape:

Figures in US$ By month		ADSs
January 2008	High	8.90
	Low	7.50
December 2007	High	10.26
	Low	8.64
November 2007	High	10.58
	Low	8.43
October 2007	High	11.30
	Low	10.50

Figures in US$ By quarter		ADSs
2007: Fourth quarter	High	11.30
	Low	8.43

Figures in US$ By year		ADSs
2007	High	11.30
	Low	8.43

On 26 February 2008, the closing price of ordinary ADSs on the New York Stock Exchange was $8.34.

Dividend history

Preference and other non-equity dividends

Amount per share	2007 Subordinated liabilities $	2007 Subordinated liabilities £	2007 Equity $	2007 Equity £	2006 Subordinated liabilities £	2006 Equity £	2005 Subordinated liabilities £	2005 Equity £	2004 £	2003 £
Non-cumulative preference shares of US$0.01										
– Series B (redeemed January 2003)	—	—			—		—		—	0.13
– Series C (redeemed January 2003)	—	—			—		—		—	0.11
– Series D (redeemed March 2006)	—	—			0.21		1.13		1.11	1.23
– Series E (redeemed January 2007)	0.08	0.04			1.10		1.12		1.10	1.21
– Series F	1.91	0.96			1.03		1.06		1.04	1.15
– Series G (redeemed January 2007)	0.08	0.04			1.00		1.02		1.00	1.11
– Series H	1.81	0.91			0.98		1.00		0.98	1.09
– Series I (redeemed March 2006)	—	—			0.20		1.10		1.08	1.20
– Series J (redeemed November 2005)	—	—			—		1.06		1.15	1.27
– Series K (redeemed January 2007)	0.08	0.04			1.06		1.09		1.07	1.18
– Series L	1.44	0.72			0.78		0.79		0.19	—
– Series M			1.60	0.80		0.87		0.88	0.30	—
– Series N			1.59	0.79		0.86		0.55	—	—
– Series P			1.56	0.78		0.85		0.13	—	—
– Series Q			1.69	0.84		0.53		—	—	—
– Series R			1.54	0.77		—		—	—	—
– Series S (issued June 2007)			0.83	0.41		—		—	—	—
– Series T (issued September 2007)			0.47	0.23		—		—	—	—
Non-cumulative convertible preference shares of US$0.01										
– Series 1	91.18	45.58			50.26		50.33		49.05	54.89
– Series 2 (redeemed March 2005)	—	—			—		11.60		47.43	53.08
– Series 3 (redeemed December 2005)	—	—			—		43.03		41.74	45.57
Non-cumulative convertible preference shares of €0.01										
– Series 1 (redeemed March 2005)	—	—			—		11.54		44.19	49.58
Non-cumulative preference shares of €0.01										
– Series 1			79.43	39.63		37.18		41.14	3.45	—
– Series 2			71.19	35.52		36.22		—	—	—
Non-cumulative convertible preference shares of £0.01										
– Series 1	148.06	73.87			73.87		73.87		73.87	73.87
Additional Value Shares of £1	—	—			—		—	—	—	0.55

Ordinary dividends

Ordinary dividends per share for prior years in the table below have been restated for the effect of the bonus issue of ordinary shares in May 2007.

Amount per share and American Depositary Shares (1)	2007 cents	2007 pence	2006 pence	2005 pence	2004 pence	2003 pence
Interim	20.1	10.1	8.1	6.5	5.6	4.9
Final (2)	45.8	23.1	22.1	17.7	13.7	11.9
Total dividends on equity shares	65.9	33.2	30.2	24.2	19.3	16.8

Notes:

(1) Each American Depositary Share represents one ordinary share. The historical amounts listed in the table apply to the ordinary shares, as the American Depositary Shares were not issued until October 2007 as described above under Trading Market.

(2) 2007 final dividends are proposed.

For further information, see Notes 6 and 7 on the accounts.

Taxation for US Holders

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of ordinary shares, non-cumulative dollar preference shares, ADSs representing ordinary shares ("ordinary ADSs"), ADSs representing non-cumulative dollar preference shares ("preference ADSs") or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs (a "US Holder"). This summary assumes that a US Holder is holding ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or (ii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company.

The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the "Treaty"), and the US/UK double taxation convention relating to estate and gift taxes (the "Estate Tax Treaty"), are based on those laws and practices as in force and as applied in practice on the date of this Report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs by consulting their own tax advisers.

The following discussion assumes that the Company is not, and will not become, a passive foreign investment company ('PFIC') – see 'Passive Foreign Investment Company Considerations' on page 246.

Ordinary shares, preference shares, ordinary ADSs and preference ADSs

Taxation of dividends

For the purposes of the Treaty, the Estate Tax Treaty and the US Internal Revenue Code of 1986, as amended (the "Code"), US Holders of ordinary ADSs and preference ADSs should be treated as owners of the ordinary shares and the non-cumulative dollar preference shares underlying such ADSs.

The US Treasury has expressed concerns that parties to whom ADSs are pre-released or intermediaries in the chain of ownership between US Holders and the issuer of the security underlying the ADSs may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US Holders. Accordingly, availability of the reduced tax rate for dividends received by certain non-corporate US Holders of ordinary ADSs could be affected by actions taken by such parties or intermediaries.

The company is not required to withhold UK tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company. US Holders who are not resident or ordinarily resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their ordinary shares, non-cumulative preference shares, ordinary ADSs or preference ADSs are held used or acquired will not be subject to UK tax in respect of any dividends received on the relevant shares or ADSs.

Distributions by the company will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Because the company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions will be reported to US Holders as dividends. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders.

Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2011 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Dividends will be included in a US Holder's income on the date of the US Holder's (or in the case of ADSs, the Depositary's) receipt of the dividend. The amount of any dividend income paid in pounds sterling or euros will be a US dollar amount calculated by reference to the relevant exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, the US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. If the amount of such dividend is not converted into US dollars on the date of receipt, the US Holder may have foreign currency gain or loss.

Taxation of capital gains

A US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on capital gains realised on the disposition of an ordinary share, a non-cumulative dollar preference share, an ordinary ADS or a preference ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a UK branch or agency and such ordinary share, non-cumulative dollar preference share, ordinary ADS or preference ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK.

A US Holder will, upon the sale or other disposition of an ordinary share, a non-cumulative dollar preference share, an ordinary ADS or a preference ADS, or upon the redemption of a non-cumulative dollar preference share or preference ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption of a non-cumulative dollar preference share or a preference ADS, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding in the case of a redemption any amount treated as a dividend for US federal income tax purposes, which will be taxed accordingly) and the US Holder's tax basis in such share or ADS. This capital gain or loss will be long-term capital gain or loss if the US Holder held the share or ADS so sold, disposed or redeemed for more than one year.

A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of an ordinary share, a non-cumulative dollar preference share, an ordinary ADS or a preference ADS will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

If a corporate US Holder is subject to UK corporation tax by reason of carrying on a trade in the UK through a permanent establishment and its ordinary share, non-cumulative dollar preference share or ADS is, or has been, used, held or acquired for the purposes of that permanent establishment, certain provisions introduced by the Finance (No. 2) Act 2005 will apply if the US Holder holds its ordinary share, non-cumulative dollar preference share or ADS for a "tax avoidance purpose". If these provisions apply, dividends on the ordinary share, non-cumulative dollar preference share, ordinary ADS or preference ADS, as well as certain fair value credits and debits arising in respect of such share or ADS, will be brought within the charge to UK corporation tax on income and the UK tax position outlined in the preceding paragraphs will not apply in relation to such US Holder.

Estate and gift tax

Subject to the discussion of the Estate Tax Treaty in the next paragraph, ordinary shares, non-cumulative dollar preference shares, ordinary ADSs or preference ADSs beneficially owned by an individual may be subject to UK inheritance tax (subject to exemptions and reliefs) on the death of the individual or in certain circumstances, if such shares or ADSs are the subject of a gift (including a transfer at less than market value) by such individual. (Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor). Ordinary shares, non-cumulative dollar preference shares, ordinary ADSs or preference ADSs held by the trustees of a settlement will also be subject to UK inheritance tax. Special rules apply to such settlements.

An ordinary share, a non-cumulative dollar preference share, an ordinary ADS or a preference ADS beneficially owned by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of such share or ADS, except in certain cases where the share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the ordinary share, non-cumulative dollar preference share, ordinary ADS or preference ADS is subject to both UK inheritance tax and US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax ("SDRT")

The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS or ADR in registered form (otherwise than to the custodian on cancellation of the ADS) or of transferring an ordinary share or a non-cumulative dollar preference share. A transfer of a registered ADS or ADR executed and retained in the United States will not give rise to stamp duty and an agreement to transfer a registered ADS or ADR will not give rise to SDRT. Stamp duty or SDRT will normally be payable on or in respect of transfers of ordinary shares or non-cumulative dollar preference shares and accordingly any holder who acquires or intends to acquire ordinary shares or non-cumulative dollar preference shares is advised to consult its own tax advisers in relation to stamp duty and SDRT.

PROs

United States

Payments of interest on a PRO (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax.

Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2011 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

In addition, bills have been introduced in both the US House and the US Senate which would, if enacted, deny the favourable tax rates described in the preceding paragraph for dividends paid in respect of certain securities, including securities such as PROs, where the issuer of the securities is allowed a deduction under the tax laws of a foreign country with respect to such dividend. The proposed legislation would apply to dividends received after the date of its enactment. It is not possible to predict whether the proposed legislation will be enacted, either in its present form or any other form. Non-corporate US Holders should consult their tax advisers with respect to the potential enactment of currently proposed legislation and its application in their particular circumstances.

A US Holder will, upon the sale, exchange or redemption of a PRO, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding any amount in respect of mandatory interest and any missed payments which are to be satisfied on a missed payment satisfaction date, which would be treated as ordinary income) and the US Holder's tax basis in the PRO.

A US Holder who is liable for both UK and US tax on gain recognised on the disposal of PROs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

United Kingdom

Taxation of payments on the PROs

Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. However, the PROs will constitute 'quoted eurobonds' within the meaning of section 987 of the Income Tax Act 2007 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as the PROs remain at all times listed on a 'recognised stock exchange' within the meaning of section 1005 of the Income Tax Act 2007. In all other cases, an amount must be withheld on account of UK income tax at the savings rate (currently 20%) subject to any direction to the contrary by HM Revenue & Customs under the Treaty and except that the withholding obligation is disapplied in respect of payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless HM Revenue & Customs directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

Any paying agent or other person by or through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to HM Revenue & Customs. HM Revenue & Customs may communicate this information to the tax authorities of other jurisdictions.

HM Revenue & Customs confirmed at around the time of the issue of the PROs that interest payments would not be treated as distributions for UK tax purposes by reason of (i) the fact that interest may be deferred under the terms of issue; or (ii) the undated nature of the PROs, provided that at the time an interest payment is made, the PROs are not held by a company which is 'associated' with the company or by a 'funded company'. A company will be associated with the company if, broadly speaking, it is part of the same group as the company. A company will be a 'funded company' for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect, HM Revenue & Customs has confirmed that a company holding an interest in the PROs which incidentally has banking facilities with any company associated with the company will not be a 'funded company' by virtue of such facilities. Interest on the PROs constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a UK permanent establishment or in the case of other US Holders, such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in connection with which the interest is received or to which the PROs are attributable. There are exemptions for interest received by certain categories of agents (such as some brokers and investment managers).

EU Directive on taxation of savings income

The European Union has adopted a directive regarding the taxation of savings income. The Directive requires member states of the European Union to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person to an individual or certain other persons resident in another member state, except that Belgium, Luxembourg and Austria may instead impose a withholding system for a transitional period unless during such period they elect otherwise.

Disposal (including redemption)

A disposal (including redemption) of PROs by a non-corporate US Holder will not give rise to any liability to UK taxation on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or a vocation) in the UK through a branch or agency and the PROs are, or have been, held or acquired for the purposes of that trade, branch or agency.

A transfer of PROs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non-corporate taxpayer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the PROs are attributable.

Annual tax charges

Corporate US Holders of PROs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the PROs, but only if such corporate US Holders carry on a trade, profession or vocation in the UK through a UK permanent establishment to which the PROs are attributable.

Inheritance tax

In relation to PROs held through DTC (or any other clearing system), the UK inheritance tax position is not free from doubt in respect of a lifetime transfer, or death of, a US Holder who is not domiciled nor deemed to be domiciled in the UK for inheritance tax purposes; HM Revenue & Customs is known to consider that the situs of securities held in this manner is not necessarily determined by the place where the securities are registered. In appropriate circumstances, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than market value by, or on the death of, such US Holder. Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty (see below). US Holders should consult their professional advisers in relation to such potential liability.

PROs beneficially owned by an individual, whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the PRO, except in certain cases where the PRO (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the PRO is subject to both UK inheritance tax and US federal estate or gift tax.

Stamp duty and SDRT

No stamp duty, SDRT or similar tax is imposed in the UK on the issue, transfer or redemption of the PROs.

Passive Foreign Investment Company considerations

A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable "look-through rules," either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The company does not believe that it was as a PFIC for its 2007 taxable year. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company believes that it currently meets these requirements. The company's possible status as a PFIC must be determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder holds ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs. If the company were to be treated as a PFIC in any year during which a US Holder holds ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs, US Holders would generally be subject to adverse US federal income tax consequences. Holders should consult their own tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company's ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs.

Exchange controls
The company has been advised that there are currently no UK laws, decrees or regulations which would prevent the import or export of capital, including the availability of cash or cash equivalents for use by the Group, or the remittance of dividends, interest or other payments to non-UK resident holders of the company's securities.

There are no restrictions under the Articles of Association of the company or under UK law, as currently in effect, which limit the right of non-UK resident owners to hold or, when entitled to vote, freely to vote the company's securities.

Memorandum and Articles of Association
The company's Memorandum of Association and Articles of Association as in effect at the date of this annual report are registered with the Registrar of Companies of Scotland. The Articles of Association were last amended on 29 April 2004 and have been filed with the SEC.

A resolution amending the Articles of Association will be proposed at the Annual General Meeting to be held on 23 April 2008. The proposed amendments are designed to update the Articles of Association primarily to take account of changes in company law introduced by the Companies Act 2006.

For a description of certain provisions of the company's Memorandum and Articles, see the 'Additional Information – Memorandum and Articles of Association' section of the company's Annual Report on Form 20-F for the fiscal year ended 31 December 2004.

Incorporation and registration
The company was incorporated and registered in Scotland under the Companies Act 1948 as a limited company on 25 March 1968 under the name National and Commercial Banking Group Limited. On 10 March 1982, it changed its name to its present name and was registered under the Companies Acts 1948 to 1980 as a public company with limited liability. The company is registered under Company No. SC 45551.

Code of ethics
As discussed on page 95, the Group has adopted a code of ethics that is applicable to all of the Group's employees, which will be provided to any person without charge, upon request, by contacting Group Secretariat at the telephone number listed on page 248.

Important addresses

Shareholder enquiries
Registrar
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: 0870 702 0135
Facsimile: 0870 703 6009
Email: web.queries@computershare.co.uk

ADR Depositary Bank
The Bank of New York Mellon
Investor Services
PO Box 11258
Church Street Station
New York NY 10286-1258
Telephone: 1 888 269 2377 (US callers)
Telephone: 212 815 3700 (International)
Email: shareowners@bankofny.com

Group Secretariat
The Royal Bank of Scotland Group plc
PO Box 1000
Business House F
Gogarburn
Edinburgh EH12 1HQ
Telephone: 0131 556 8555
Facsimile: 0131 626 3081

Investor Relations
280 Bishopsgate
London EC2M 4RB
Telephone: 0207 672 1758
Email: investor.relations@rbsir.com

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: 0131 556 8555
Registered in Scotland No. 45551

Website
www.rbs.com

Principal offices

The company
PO Box 1000 Gogarburn Edinburgh EH12 1HQ
Telephone: 0131 626 0000

The Royal Bank of Scotland plc
PO Box 1000 Gogarburn Edinburgh EH12 1HQ
280 Bishopsgate London EC2M 4RB

National Westminster Bank Plc
135 Bishopsgate London EC2M 3UR

Citizens
Citizens Financial Group, Inc.
One Citizens Plaza Providence Rhode Island 02903 USA

Ulster Bank
11-16 Donegall Square East Belfast BT1 5UB
George's Quay Dublin 2

RBS Insurance
Direct Line House 3 Edridge Road Croydon Surrey CR9 1AG
Churchill Court Westmoreland Road Bromley BR1 1DP

RBS Greenwich Capital
600 Steamboat Road
Greenwich Connecticut 06830 USA

Coutts Group
440 Strand London WC2R 0QS

The Royal Bank of Scotland International Limited
Royal Bank House 71 Bath Street
St Helier Jersey Channel Islands JE4 8PJ

NatWest Offshore
23/25 Broad Street
St Helier Jersey Channel Islands JE4 8QJ

ABN AMRO Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam The Netherlands

Published by The Royal Bank of Scotland Group plc.
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The Royal Bank of Scotland Group plc
Group Headquarters
PO Box 1000
Gogarburn
Edinburgh
EH12 1HQ

Item 2

RBS
The Royal Bank of Scotland Group

Annual Review and Summary Financial Statement 2007


RBS Coutts
Adjusted earnings per share up 18%
Dividend up 10%
Business
RBS

com

Make it happen

[redacted]

ighlights 2007

Group operating profit up 9% to £10.3 billion

Profit after tax up 19% to £7.7 billion

Adjusted earnings per ordinary share up 18% to 78.7p

Total dividend up 10% to 33.2p

Tier 1 capital ratio 7.3%

Total capital ratio 11.2%

Contents

asuring our success

is on growth and efficiency



31,115
28,002
25,569
22,515 pro forma

p's total income grew by 11%
5 million in 2007.

Adjusted cost:income ratio
(%)



07
06
05
04
43.9
42.1
42.4
42.0 pro forma

The Group's cost:income ratio was 43.9%. Excluding ABN AMRO, the Group's cost:income ratio improved by 1.4 percentage points to 40.7%. The cost:income ratio is calculated excluding purchased intangibles amortisation, integration costs and net gain on sale of strategic investments and subsidiaries in 2005, and after netting operating lease depreciation against rental income.

Group operating profit*
(£m)



07
06
05
04
10,282
9,414
8,251
7,108 pro forma

Group operating profit increased by 9% to £10,282 million in 2007.

* profit before tax, purchased intangibles amortisation, integration costs, and net gain on sale of strategic investments and subsidiaries in 2005.

d earnings per share**
)



78.7
66.7
58.6
54.2 pro forma

per share increased by 18% to 78.7p for 2007, adjusted ased intangibles amortisation, integration costs, and net ale of strategic investments and subsidiaries in 2005.

Dividend per ordinary share**
(pence)



07
06
05
04
33.2
30.2
24.2
19.3

The directors have recommended a final dividend of 23.1p per ordinary share which, when added to the interim dividend of 10.1p, makes a total for 2007 of 33.2p, an increase of 10%.

Cumulative growth in ordinary dividends per share
1999 – 2007



400
300
200
100
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
RBS
FTSE Banks
FTSE 100
Source: Datastream

ear data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

operating profit*	2007 £m	2006 £m
ate Markets		
Global Banking & Markets	3,687	3,779
JK Corporate Banking	1,961	1,762
orporate Markets	5,648	5,541
Markets		
Retail	2,470	2,250
Wealth Management	413	318
etail Markets	2,883	2,568
Bank	513	421
s	1,323	1,582
surance	683	749
cturing	—	—
items	(752)	(1,447)
operating profit (excluding ABN AMRO)	10,298	9,414
MRO	128	—
l items	(144)	—
operating profit	10,282	9,414

* operating profit for each division is profit before tax, purchased intangibles amortisation and integration costs and after allocation of Manufacturing costs where appropriate.

The accounts are prepared in accordance with International Financial Reporting Standards. Certain standards relating to financial instruments were not adopted until January 2005. The Group has provided comparative information on a pro forma basis that includes the estimated effect of these standards for the year ended 31 December 2004.

ır people – annual employee opinion survey

ponse rate year on year progress


90
87
86
84
83
TP-ISR Global High Performance Norm 2007

RBS Employee Opinion Survey is conducted independently y year by ISR and circulated to all employees. Last year we eved our highest response rate ever, ahead of the Global Performance Norm.

Job satisfaction and engagement

(%)


07 71
06 69
05 71
04 67
03 60
TP-ISR Global High Performance Norm 2007

One of the indicators we watch most carefully is Job Satisfaction and Engagement. In 2007 we once again out performed the Global High Performance Norm.

k-Out data

nber of events)


1,925
1,849
1,197
874
638

-Out is designed to remove unnecessary process from the nisation, improve team performance and customer service. entire Work-Out programme is driven by our employees who ify the potential areas for improvement. The programme has a significant impact and in 2007 we had a record number of ts taking place.

Work-Out data

(number of employees participating)


07 38,672
06 25,372
05 17,938
04 23,025
03 9,842

The profile and success of the Work-Out initiative has grown every year and in 2007 we had a record number of employees participating across the globe. Employees who participate in Work-Out sessions consistently record higher levels of job satisfaction and engagement in the annual Employee Opinion Survey.

ployees – Geographic analysis

; including ABN AMRO	%
K	46
ırope	19
est of World	14
S	11
sia-Pacific	10
tal employees	226,400


10%
46%

£57.7m	invested in our communities.	1m	new savings accounts opened in the UK
36%	reduction in the Group's carbon footprint.	24%	reduction in global fraud losses
40m	customers served in six continents	No.1	in the UK for reduction in internet fraud

up profile

was named Global Bank of the Year 2007 by The Banker magazine

t Britain



porate Markets
il Markets
er Bank
Insurance
ufacturing
AMRO

yal Bank of Scotland has operated in Great Britain since 1727. oup enjoys leading positions in a number of markets, including ate and SME banking, current accounts, merchant acquiring and urance. In corporate banking, RBS is the number one brand in d & Wales and Scotland while RBS and NatWest rank first and among major high street banks for customers who say they are ely satisfied' with their main current account provider.

as RBS and NatWest, our brands include Direct Line, Churchill, and Lombard. Last year saw the tenth anniversary of our Tesco al Finance joint venture. In 2007 we expanded our UK businesses e attractive options for continued organic growth.



BS



pperate the largest free-to-use ATM network in the UK over 6,800 machines.

Global Banking & Markets division ('GBM') has a relationship more than 95% of the FTSE 100 companies.

Insurance is the UK's number one car insurer and ber two for general and household insurance.

Americas



Corporate Markets
Citizens
ABN AMRO

Citizens Financial Group ('CFG') was a small Rhode Island company when RBS acquired it in 1988. It has since grown to become the ninth largest US commercial banking group based on deposits. With the NatWest acquisition in 2000, Greenwich Capital joined the Group. RBS Greenwich Capital is among the principal suppliers of corporate finance and debt capital markets services across the US.

Our US brands include Citizens, Charter One, RBS Greenwich Capital, RBS Lynk and the Kroger Personal Finance joint venture. The ABN AMRO acquisition extends our presence in the Americas, a market of 750 million people and GDP of $19,000 billion in 2007. We will continue to develop our strong US franchises while capitalising on these new opportunities.



RBS Securit
Member NASD / SIPC



- Citizens is the ninth largest bank in the US ranked by deposits.
- Global Banking & Markets in North America has a relationship with 80% of the Fortune 100 companies.
- RBS Greenwich Capital's Interest Rate Derivatives business is ranked in the top five in the US.

pe and Middle East

porate Markets
il Markets
er Bank
Insurance
ufacturing
AMRO

Bank became part of RBS on the acquisition of NatWest in 2000, the Group a presence in retail and corporate banking across the of Ireland. In recent years we have achieved strong organic growth orate markets in continental Europe and the Nordic region through With the acquisition of ABN AMRO, GBM ranks number one in in terms of relationships with large corporates and financial ons. Direct Line operates in Germany, Italy and Spain. We have y developed our presence in the Middle East, most notably our private banking and wealth management businesses.

, the countries in which we have a presence in Europe and the East had a combined population of more than 750 million people. DP of over $15,000 billion makes the region more than seven he size of the UK.





has a relationship with more than 95% of the Jones Eurostoxx 50.

rope, our GBM Division's income grew by 39%.

r Bank has more than 1,100 ATMs.

Asia-Pacific

Corporate Markets
Retail Markets
Manufacturing
ABN AMRO

RBS has grown organically in Asia-Pacific, building on our strengths in businesses such as wealth management and project finance. In 2005 we entered into a strategic partnership with the Bank of China. The acquisition of ABN AMRO enhances our presence in the fastest-growing region of the world economy.

In 2007, the countries in which we have a presence in the Asia-Pacific region had a combined population approaching 3.4 billion people. With GDP of more than $27,500 billion, its economy is already more than twice the size of the US. Between 2000 and 2007, these countries are estimated to have grown by 86%. Despite their rapid growth, and including Japan, GDP per person in the Asia-Pacific countries in which we operate stood at only 17% of the US level in 2007, implying that there remains scope for continued growth over the long term.





- RBS is the number five corporate bank in Asia-Pacific, excluding Japan, as measured by number of corporate relationships.
- With the ABN AMRO acquisition, we have access to 3.7 million new retail customers.
- RBS Coutts grew income by 51% in US dollar terms.

isional profile

orate
ets

Corporate Markets is focused on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world. Its activities have been organised into two businesses, Global Banking & Markets and UK Corporate Banking, in order to enhance our focus on the distinct needs of these two customer segments.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets' products and services to companies.

GBM – 2007 key global rankings

- ifr magazine named us Sterling Bond House of the Year in 2007.
- In the Risk Magazine Awards, we were named Inflation Derivatives House of 2007.

Contribution (£m)

07 **3,832**
06 3,923

UKCB – 2007 key highlights

- Impairment losses fell 5%, reflecting the strong quality of the portfolio
- Average loans and advances were up 11% and average deposits were up 14%.

Contribution (£m)

07 **2,398**
06 2,193

l
ets

Retail Markets comprises Retail and Wealth Management.

Retail comprises both RBS and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business (SMEs) markets through the largest network of branches and ATMs in the UK, by telephone and internet. Retail is the UK market leader in SME banking. Retail issues credit and charge cards and other financial products through RBS, NatWest and other brands, including MINT, First Active UK and Tesco Personal Finance. It is the leading merchant acquirer in Europe and ranks third globally.

Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, RBS International and NatWest Offshore, in the UK and internationally in selected markets in Europe and Asia-Pacific.

Retail – 2007 key highlights

- We opened more than 975,000 new personal current accounts, maintaining the Group's joint number one position in that market.
- Bancassurance grew sales by 28% to £342 million.

Contribution (£m)

07 **4,073**
06 3,830

Wealth Management – 2007 key highlights

- Coutts & Co's UK income grew by 22%.
- A ComPeer survey found Adam & Company market leading in providing investment operations, reporting and performance services to wealth managers

Contribution (£m)

07 **558**
06 462

r

Ulster Bank, including First Active, provides a comprehensive range of financial services across the island of Ireland. Retail Banking has a network of branches and operates in the personal, commercial and wealth management sectors. Corporate Markets provides services in the corporate and institutional markets.

2007 key highlights

- Business lending grew by 29%, spread across a variety of industrial sectors.
- Innovative products launched in 2007 included eSavings, First Active Regular Saver and Reward Reserve.

Contribution (£m)

07 **732**
06 636

ns

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the US and through non-branch offices in other states. Citizens was ranked the ninth largest commercial banking organisation in the US based on deposits as at 30 September 2007. Citizens Financial Group includes the two Citizens Banks, RBS Lynk, our US merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

2007 key highlights

- RBS Lynk, our US merchant acquiring business, processed 30% more transactions than in 2006.
- Kroger Personal Finance, our joint venture with the second largest US supermarket group, sold over two million products.

Contribution ($m)

07 **2,647**
06 2,917

ance

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

2007 key highlights

- Home insurance grew across all of our own brands in the second half, with sales of home policies through our bank branches up 40%.
- As a founder signatory in 2007 of the ClimateWise principles, we will work with government and customers to embed environmentally-friendly behaviour

Contribution (£m)

07 **902**
06 964

facturing

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group's purchasing power and has become the centre of excellence for managing large-scale and complex change.

2007 key highlights

- We held cost growth to 1%, despite investing to support increased transaction volumes and the development of our businesses.
- We helped to launch mobile phone banking in September, allowing customers to access mini-statements and account balances through text alerts.

Total costs (£m)

07 **2,914**
06 2,872

AMRO

ABN AMRO is a major international banking group with a leading position in international payments and a strong investment banking franchise with particular strengths in emerging markets, as well as offering a range of retail financial services in Asia and the Middle East. ABN AMRO has regional business units in Europe, the Netherlands, North America, Latin America and Asia. The businesses of ABN AMRO to be retained by RBS comprise principally its global wholesale businesses and its international retail businesses in Asia, Eastern Europe and the Middle East.

2007 key highlights

- Transaction banking income rose 7%, reflecting strong growth in cash management balances and significant expansion in trade finance.
- GBM and ABN AMRO's capabilities will make us a global top five bank in products including Global Securitisation, International Bonds and International Cash Management.

Contribution (£m) – from date of acquisition 17 October 2007.

07 **128**

airman's statement

RBS enjoyed another successful year in 2007 despite some of the most challenging market conditions in the financial and credit markets for some time. The hard work of our employees allowed us to deliver a strong financial and operational performance as well as successfully completing the acquisition of ABN AMRO, the largest banking acquisition ever undertaken.

In 2007 the Group's total income grew by 11% to £31,115 million (2006 – £28,002 million) and operating profit increased by 9% to £10,282 million (2006 – £9,414 million), with adjusted earnings per ordinary share rising 18% to 78.7p. The Board is recommending a total dividend of 33.2p, 10% higher than in 2006.

Acquisition of ABN AMRO

The Group entered 2007 focused on continued organic growth, for which we had created a range of attractive options. When it emerged that ABN AMRO was seeking alternative options for that company's growth, it was incumbent on us to consider the implications and opportunities raised by that decision. Following very thorough analysis and debate by the Board, and consultation with shareholders, the Group decided to bid for ABN AMRO as part of a consortium involving our partners Banco Santander and Fortis.

It was, and remains the Board's view that the acquisition of ABN AMRO will deliver good, long-term value enhancement to shareholders. The businesses which the Group has secured will enable us to accelerate the implementation of our growth strategy and also provide the Group with a significant presence and options for expansion in the world's most rapidly growing economies.

Financial market and economic developments

Rising mortgage delinquencies and declining house prices in the US combined to trigger a significant disruption to credit markets in the second half of the year. One consequence has been a decline in the value of a range of assets and resultant, often substantial write-downs for banks around the world. Another was to hasten a slowdown in the pace of activity in some economies, especially in the US.

We have witnessed the benefits of the Group's long-standing focus on credit quality and the diversification of our income streams which have allowed us to deliver record profits despite the challenging environment.

Board of directors

There were no changes to the composition of the Board during the year. This stability and continuity served the Group well and is particularly important in the current environment. I would like to thank my colleagues for their support and commitment in 2007.

The environment

I was pleased that others have recognised the seriousness of the Group's approach to the environment. RBS was included in the Carbon Disclosure Project's Climate Disclosure Leadership Index, while Innovest, a ratings agency, upgraded us to AAA for our management of social and environmental risks and opportunities, culminating in RBS being named as one of the 100 most sustainable companies globally at the Davos World Economic Forum in 2008. Our commitment to the environment is also good for our business and in 2007 we remained one of the world's leading financiers of renewable energy projects.

2008

We have a great deal to do in 2008. Markets will continue to be demanding and we have a major integration to deliver. But we also have an unparalleled set of opportunities and their realisation will allow us to continue on the impressive growth trajectory that has characterised RBS over the past decade.

Sir Tom McKillop
Chairman





The Royal Bank of Scotland Group, 2007 was
ined by another strong operating performance
d by the acquisition of ABN AMRO.

diversity and quality of our business platform
ibled us to deliver good financial results, with
erating profit for the enlarged RBS Group rising
9% to £10,282 million. Our earnings momentum
nained powerful, notwithstanding the impact of
allenging credit market conditions in the second
f of the year.

results demonstrate the resilience of the Group in the face
esting circumstances. The summer floods came during the
test May to July in England and Wales since records began
766. While RBS Insurance responded magnificently to meet
needs of customers in distress, the impact on profits is
dent. The pace of activity in the US slowed as the housing
rket weakened, leading to challenging conditions for Global
king & Markets ('GBM') and Citizens. Later in the summer
jan the dislocation in credit markets, which made the second
a turbulent period for the financial services sector.

ivering such a robust financial performance in this
ironment is the consequence of action in two areas: over
umber of years we have diversified the Group's income
ams and last year also saw us benefit from our focus on
dit quality and risk management with our impairments,
luding ABN AMRO, down 1%.

customers and businesses

Group now serves over 40 million customers in 53 countries
ldwide. In each of those markets we will continue our
ntless focus on customers' needs.

M enjoyed another strong first half performance and took
advantage of the volatility in the second half to deliver
ellent performances in interest rate and currency trading.
vitably, the second half witnessed significantly lower origination
imes in credit markets and write-downs on US mortgage-
ted exposures. Our UK Corporate Banking business enjoyed
ther very successful year maintaining its consistent record
nigh single-figure income growth and further advancing its
rket share from a position of leadership. By continuing to invest
ervice quality we have achieved market-leading customer
sfaction scores and customer numbers increased by 4%.

Retail delivered strong growth in savings and investment products while maintaining a cautious approach to unsecured credit. Our success is built on customer satisfaction, and on this metric RBS and NatWest maintained their lead over the other major high street banks. Wealth Management's trajectory remains very strong. We continued to expand Coutts UK's regional franchise and achieved significant growth in Asia-Pacific.

Ulster Bank maintained its strong growth record and we have continued to invest in the good opportunities for future growth presented by the Irish market. Citizens further developed its franchise, increasing its consumer banking customer base by 2% and achieving good results in its growing corporate and commercial banking operations.

In RBS Insurance, we have built on our strong position as the UK's leading personal lines insurer by further sharpening our focus on selective underwriting of the more profitable segments, reducing volumes in others. Of course, results were held back by the floods, but excluding this, operating profit grew strongly.

Manufacturing is central to the way we operate, underpinning our determination to deliver service to our customers while deriving scale benefits achievable from sharing infrastructure, processes and services across our businesses. We held cost growth to just 1%, despite continued investment in technology and property to support increased transaction volumes and the development of our business.

Capital

The Group's Tier 1 capital ratio at 31 December was 7.3% and our total capital ratio 11.2%, within our target ranges. At the time of the bid for ABN AMRO we indicated our intention to rebuild our capital ratios. We remain committed to this goal, and the improved financial returns now expected on the acquisition will help to accelerate delivery of the Group's capital regeneration commitments.

Positioned for growth

This decade has seen considerably stronger economic growth in the developing world, especially Asia, than in the West. Trade and capital flows have been the main drivers of rising prosperity. This growth has spurred demand for many commodities, notably energy. Within the dynamic Asian economies, the number of wealthy people is growing and around the world affluence is increasingly common.

In recent years we have created options that will allow the Group to pursue the opportunities for profitable growth stemming from these economic changes. Rapid economic growth raises demand for the routine risk management and payments services in which we have excellent capabilities. Economic development requires infrastructure investment, playing to our strengths in project finance. Growing demand for commodities was among the factors prompting our forthcoming joint venture with Sempra Commodities. We increased the number of private bankers in Coutts Asia to capitalise on the region's growing wealth management market.

We had also positioned the Group for continued growth in mature markets. In UK retail banking we anticipated that households would save more and successfully boosted our sales of savings and investment products. We focused on investing in customer service in UK Corporate Banking and have strengthened our market leading position. In the US our distribution and product capabilities now provide an excellent platform in the corporate and commercial markets.

ABN AMRO
The acquisition of ABN AMRO gives us the ability to accelerate our existing strategies for growth outside the UK, particularly in rapidly expanding markets, while adding complementary capabilities and customer franchises to our portfolio of businesses. The integration has made a strong start, and synergies are now expected to total €2.3 billion, compared with our original estimate of €1.7 billion.

Our employees
The quality and hard work of our employees are the source of the Group's success. Each year we seek their views, benchmark their responses against our peers and then act on what they tell us. While the weakening external environment and the demands of the ABN AMRO transaction made 2007 a challenging year for many employees, a record 90% of our employees participated in Your Feedback 2007. We made progress on all of the 15 measures, exceeding the Global Financial Services Norm on every indicator.

Group structure
RBS's organisational architecture has remained largely unchanged since 2000. It now needs to evolve to recognise the fact that we are present in over 50 countries and to facilitate the integration and operation of the ABN AMRO businesses. This new organisational structure will give us the right framework for managing the enlarged Group in a way that fully capitalises on the enhanced range of attractive growth opportunities now available to us.

Some of our businesses can best serve customers' needs by organising themselves on a global basis. Others are best managed with a more regional focus. We have therefore established Global Markets which comprises two divisions, Global Banking & Markets ('GBM') and Global Transaction Services ('GTS'). The first corresponds largely to the existing GBM, enhanced by the product capabilities and customer franchises of ABN AMRO. GTS will combine ABN AMRO's world class capability in international payments with our existing corporate transaction banking and merchant acquiring activities. It ranks among the top five payments businesses in the world with operating profit of approximately £1.6 billion in 2007.

The remainder of our banking franchises have more distinctively national or regional characteristics. It makes sense to continue to manage them on this basis. We are now represented in an expanded range of countries, and in order to ensure effective coordination and control we have regrouped our retail and commercial banking activities into four regional divisions: UK Retail and Commercial Banking, US Retail and Commercial Banking, Europe and Middle East Retail and Commercial Banking, Asia Retail and Commercial Banking.

RBS Insurance will retain its existing structure and strategy. We will further extend our manufacturing model across the enlarged Group globally.

Outlook
It is tempting to think of the task before us in 2008 only in terms of the integration of ABN AMRO, and delivery of the substantial cost and revenue synergies. To do so, however, would overlook the real opportunities for the enlarged Group.

Whilst the future seems as difficult as ever to predict, it is clear that we enter 2008 with real momentum behind our organic growth, and with our product range, distribution capabilities and customer franchises materially enhanced. Coupled with our greater presence in the world's largest and fastest growing economies, there is much to be done, but a confidence that it will be, to the benefit of our shareholders, our customers and our employees.

Sir Fred Goodwin
Group Chief Executive

rporate Markets – Global Banking & Markets

hlights

terms of relationships with large corporates and ancial institutions, we are now number one in the K and Europe and number five in the US and Asia-acific, excluding Japan.

BM was named Inflation Derivatives House of the ear in the Risk Awards by Risk magazine.

magazine named us Sterling Bond House of the ear and European and North American Securitisation ouses of the Year.

tribution (£m)

3,832

3,923

GBM division enjoyed another strong first half performance throughout 2007 made good progress, in our Continental pean and Asian businesses in particular. We took full antage of market volatility in the second half to deliver llent performances in interest rate and currency trading, income growth of 78% and 48%, respectively. These same ket conditions resulted in significantly lower origination mes in the credit markets as well as write-downs on US tgage-related exposures. Overall, we continued to benefit the diversity of our income streams.

continued to build GBM around the globe, making significant stments in people, infrastructure and technology to support vth and develop new product capabilities. Our Beijing e attained branch status, enabling us to deliver a wider ge of products to clients in China. We moved to new nises in Paris to accommodate growth.

ding on our already extensive relationships, ABN AMRO extend our presence to more than 50 countries, improving ability to meet clients' needs around the globe. Integration BN AMRO's wholesale businesses within GBM brings siderable strengths in equities, corporate finance and sory services, emerging markets and transaction services, ding cash management and trade finance.





▲ GBM's Tokyo office was joint arranger of SoftBank Mobile's ¥65.1 billion securitisation of mobile handset instalment sales receivables.

◀ GBM was the sole bookrunner for a €266 million infrastructure facility for EDF Energies Nouvelles to fund construction of six wind farms in France.

© EDF EN

Corporate Markets – UK Corporate Banking



Ve began a new relationship
Wales' leading brewer and pub
rator SA Brain & Co Ltd.

\fter more than 200 years with
of our major UK competitors,
of Essex's longest established
firms, Gepp & Sons, was
uaded to move their banking
tionship to UKCB.



Highlights

- An independent survey showed our market share in Scotland rising to 46%. Even where we have a significant presence, we can grow if we deliver a high quality of service.
- RBS is the No.1 brand for service in England & Wales and Scotland according to an independent survey.

Contribution (£m)

07	2,398
06	2,193

Our UK Corporate Banking business enjoyed another very successful year maintaining its consistent record of high single-figure income growth and further advancing its market share from a position of leadership.

An important reason for this sustained performance is our relationship banking model, which involves a long-term commitment to customers. In 2007, we invested in several hundred more Relationship Managers, and co-located relationship and specialist product teams across the UK to provide 'joined-up' local delivery for customers. We also invested in simplified and easier-to-use documentation, and in new mobile technology which allows our people to spend more time with the companies we serve.

Product innovation has been central to meeting customers' needs. We greatly improved delivery channels with the launch of new Bankline, our advanced web-based electronic banking platform. 50,000 corporate and business customers enjoyed access to new Bankline and gave us strongly positive feedback about it. Lombard introduced a vehicle carbon offset scheme, while our services to businesses that trade internationally were enhanced by Supplier Finance – a new global supply chain finance product – and Tradeflow – an automated online trade finance service.

We maintained our rigorous focus on credit quality and risk management. As a result, while the amount we lent increased the quality of the portfolio remained stable and impairment losses fell.

etail Markets – Retail

ghlights

mong major high street banks, RBS and NatWest are umber one and number two, respectively, for customers who say they are 'extremely satisfied' with their main urrent account provider.

Vith 2,278 RBS and NatWest branches, our network is he UK's largest. We opened, upgraded or refurbished 24 branches in 2007.

0% of first year full-time undergraduates in England nd Wales with a student account have one with RBS r NatWest.

ntribution (£m)

	4,073
	3,830

focus on customer service, strong products and a asured approach to risk were the foundations for success 007. We originated more personal loans through branches fewer through direct channels. Recognising consumers' t from borrowing to saving we focused on selling savings investment products and NatWest opening more than one on new savings accounts.

usiness Banking we maintained our leading share of the E market and invested in people, technology and service lity to secure future growth, including returning 500 managers ranches where they can work more closely with customers.

co Personal Finance celebrated its tenth birthday, attracting million new accounts, taking the total above 5.2 million.

7 was another successful year for our credit card partnership Bank of China. A total of 2.3 million new cards were issued oss all channels, and our strength as a co-brand partner reflected in seven new co-brand deals with major companies hina, including one with Air China.

ailer Solutions – the number one merchant acquirer in the and number three worldwide – benefited from consumers' wing preference for cards over cash, and for e-shopping. se helped boost transactions by 11%, with online chases up 39%.




NatWest
SALE
1/3

In September, Retail Markets launched its Revolve account for 11–18 year olds. Customers can design and personalise the look of their debit card.

Working closely with RBS Insurance, Retail Markets has made excellent progress in selling home insurance through the RBS and NatWest brands.

Retail Markets – Wealth Management


RBS Coutts

e have recently re-branded Coutts International branches s as this one in Singapore to Coutts. This allows us to draw he strength of the global brand

sia Pacific is an increasingly rtant region for Wealth agement. In 2007, we saw a rise in customer numbers.



Highlights

- Coutts' UK customer numbers rose by 7%.
- 11,000 clients worldwide invest more than £8 billion in securities markets using Coutts & Co's Discretionary Investment Management Scheme.
- Euromoney ranked Coutts & Co Best in the UK for Super Affluent and High Net Worth clients.

Contribution (£m)

07	558
06	462

Wealth Management delivered strong organic growth, reflecting our brand strength, product portfolio and geographic reach. There are significant, long-term opportunities in this market, with the wealth of the world's High Net Worth Individuals forecast to reach US$51.6 trillion by 2011, growing at an annual rate of 7%.

Coutts' UK regional expansion programme continued and outside the UK, momentum was maintained particularly in the Asia-Pacific region. From the beginning of 2008 we have re-branded Coutts International as RBS Coutts to draw on the global brand strength of the Group.

As part of our partnership with the Bank of China, our new joint private banking initiative opened for business in Beijing and Shanghai in March.

Coutts & Co launched its first financial education programme for children of clients in July 2007. The 2½ day Assets & Responsibilities Course was designed to engage young people in wealth management and empower them to become financially successful.

ster Bank

hlights

lster Bank Corporate Markets won the KPMG Business anking Excellence Award for the third consecutive year.

/ith more than 1,100 machines our ATM network is now e second largest on the island of Ireland.

/e funded the first large scale biodiesel production plant Ireland, helping Ireland to meet its EU Biofuels irective obligations.

tribution (£m)

732
636

er Bank Group achieved impressive results while expanding otprint and introducing innovative new products. Across nd we opened seven joint Ulster Bank branch and business tres, three First Active stores and refurbished 46 locations. new mobile branches enabled us to improve further the ice provided to customers in rural locations.

built on our integration with the RBS IT platform to launch products including a number unique to the Irish market. se included a new business banking proposition for start-; OneCard, the first all-in-one card in the Irish market allowing ller companies to rationalise their payments process; and first personalised credit card, allowing customers to brand r cards with the image of their choice.

t Active delivered a record year in investments, capitalising he opportunity presented by the maturity of the Special ings Account Ireland, a government-backed savings scheme.

Corporate Markets business leveraged the strengths of wider Group to finance construction of the N6 motorway and ening of the M50 ring road around Dublin. The consortium hese Public Private Partnerships involved contractors from in and Ireland, and Ulster Bank worked closely with GBM ladrid, the relationship bankers to the Spanish firms.


Ulster Bank
Information
Ulster Bank
Welcome to Blackpool



Ulster Bank Group continued to expand its footprint across the island of Ireland. In 2007, we opened seven new joint branch and business centres for Ulster Bank and three new First Active stores. This is the new branch and business centre at Blackpool in County Cork.

Citizens



Prize LLC, the world's largest
active promotions agency,
one of the first recipients of
rter One's Job Creation Loan
gram, a $200 million loan
mitment to companies that
te jobs in Michigan.

Ellen Wolf, CFO, American Water
Thomas Connor, RBS Greenwich
ital and Steve Stambaugh of
ens discuss the private placement
enior Unsecured Notes.



Highlights

- We remained No.1 US Small Business Administration lender in New England, Pennsylvania and Delaware.
- Since the late 1980s, Citizens has approved more than 41,000 Small Business Administration loans totalling more than $2 billion.
- We introduced e-Statements in 2007 and expect to save at least 10 million sheets of paper in 2008.
- The Customer Relationship Review, an automated profiling and customer data management tool, was introduced to enhance and improve customer service.

Contribution ($m)

07	2,647
06	2,917

Very challenging economic conditions affected our personal lending, mortgage and auto loans businesses. However, Citizens continued to make progress in developing its corporate and commercial franchise. In doing so it drew on the strengths of the wider Group, enabling us to make private placements, public bond offerings and loan syndications and to provide cross-border solutions to clients. Citizens' Foreign Exchange and Derivatives revenue grew by more than 20%.

Kroger Personal Finance, our joint venture with the second largest US supermarket group, sold over two million products, including 1-2-3 Rewards® MasterCards®, and prepaid and gift cards.

Our colleagues who serve customers every day often know best what we can do to improve our service. So last year we undertook a range of activities to make sure those ideas came to the fore. This resulted in more than 270 improvements to service provision. Our investment was rewarded with an increase in the customer satisfaction score to 85%.

3S Insurance

ghlights

ypically we receive 350 flood claims in a summer month. etween 14 June and 22 July we received nearly 11,500 ood claims, including 3,900 in one day.

Ve managed £4 billion of claims and answered .5 million claims calls.

Dur Claims area received the Investors in Excellence ward while our garage network achieved the BSI Kitemark for Vehicle Body Repair.

Churchill, Direct Line and Green Flag all received Best Of' awards from Your Money in 2007.

tribution (£m)

902
964

are justifiably proud of how RBS Insurance responded to floods of June and July. By any measure it was a major llenge. By invoking our Severe Weather Event Plan, we were to handle the large increase in the numbers of calls and ms, ensuring our customers got the help they needed as kly as possible.

king closely with Retail Markets, we have made excellent gress in selling home insurance through the RBS and West brands. We continued to develop our low cost operating del, streamlining our processes by bringing together the es, Service and Claims functions, enabling us to provide ient and consistent service standards to our customers.

continued to diversify our income streams from the litional core of UK household and motor insurance. Direct 'Open for Business' was introduced in September offering ple, accessible insurance products for small businesses, e our International division returned strong growth, with or policies up by 7%.


churchill



In the last two weeks of June, the flood claims team at RBS Insurance dealt with more calls in one day than they usually receive in a typical summer month.

Direct Line introduced its new 'Open for Business' insurance products in September.

Manufacturing


RBS
RBS
QinetiQ
PHILIPS
PETROBRAS
LUBRAX

[illegible]



Highlights

- Manufacturing played a central role in developing Tesco Compare, a website allowing customers to compare and buy motor insurance from more than 30 different brands in the UK.
- If a customer's debit card is lost or stolen, we can help them access emergency cash from over 7,000 ATMs.
- Our Property team managed the development of new offices in India, Singapore and Paris, as well as refurbishing and expanding the Ulster Bank branch network.

Total costs (£m)

07	2,914
06	2,872

Our Manufacturing division had a very strong year, supporting the development of our businesses while continuing our rigorous focus on cost control.

We invested significantly to protect our customers from fraud in 2007, introducing Chip & PIN to our branches in the UK and Ireland and launching 2 Factor Authentication for online banking transactions. Our Identity Theft Support Team now helps victims of crime in the UK; and the introduction of improved processes means we now aim to refund those customers who have suffered fraud within 24 hours of contact.

Manufacturing was at the forefront of a range of innovations. In August, RBS became the first UK bank to use Contactless Payment technology. Manufacturing also supported the launch of mobile phone banking in September.

Our eSourcing programme continues to deliver savings, helping us limit total cost growth to 1%. This online tool is used across all divisions and geographies to source goods and services. Savings are realised more quickly through reducing tender time, helping to make this programme one of the top ten in the world.

3N AMRO

ghlights

etail banking customer numbers in Asia increased
y 12% to 3.7 million, with growth driven principally by
an Gogh Preferred Banking, our relationship banking
ervice for mass affluent clients.

he number of credit cardholders in Asia grew by
8% to 3.3 million.

sia corporate banking income saw good growth
cross the region in 2007.

/e opened 16 new branches across China, India,
ndonesia, Hong Kong and Malaysia.

tribution (£m) – from date of acquisition 17 October 2007.

128

ce we completed the acquisition of ABN AMRO in October
confidence in the opportunities it offers the Group has
pened. It brings many excellent people, strong franchises
products, and extends our presence in the world's fastest
wing markets, as well as further diversifying our income
ams. We expect to secure greater cost savings and revenue
efits than originally anticipated.

have made good progress on integration. Appointments
e been made to the Supervisory and Managing Boards
to senior management positions. We have confirmed
ch businesses RBS will retain. Migration to RBS brand
model has begun.

le credit market activities reflected the prevailing market
ditions, equities, rates and financial institutions performed
. Transaction banking maintained good momentum,
ecting strong growth in cash management balances and
ificant expansion in trade finance. International retail
king businesses performed well over the whole of 2007.





▲ Combined with ABN AMRO, RBS is now the leading corporate bank in Europe in terms of relationships with large corporates and financial institutions. This is the Paris office of ABN AMRO.

◀ India is already an important market for ABN AMRO. It has a network of 28 branches.





3en Morris took advantage of
YourWorld bike-to-work scheme
allows employees to make
siderable savings on the cost
cycle. He also uses YourWorld
on offsets and tax free bus
son tickets.

n June we launched the YourWorld
loyee website. There is a carbon
ulator, energy efficiency tips and
ounted offers on products which
ice their carbon footprint.

RBS is a responsible company. We carry out rigorous research so that we can be confident we know the issues that are most important to our stakeholders and we take practical steps to respond to what they tell us. In 2007 we extended that research, engaging more fully the stakeholders of Ulster Bank and RBS Insurance, and stakeholders in the US. In this section we outline some of our stakeholders' priorities and describe the actions we have taken in response.

Combating crime

Stakeholders have told us that financial crime is their leading concern. This reflects the fact that identity fraud is the UK's fastest-growing crime and the media coverage that high profile cases receive. We understand the reasons for stakeholders' concerns and work hard to achieve our vision of RBS being the safest place to do business.

We have taken a range of actions to protect our customers. Working with others, our contribution to industry initiatives in 2007 was equivalent to 14,000 days of police officers' time. RBS was among the first banks to load data onto the new Fraud Intelligence Sharing System. Our internal team dedicated to improving security and combating fraud employs more than 900 people in the UK alone. During 2007 the Group implemented 30 initiatives to tackle fraud. In the US, Citizens' Fraud Stopper Program rewards employees who go above and beyond their normal job responsibilities to prevent fraud against the Group.

Our focus on crime makes good business sense. In an independent survey of customers who had experienced fraud on their cards, the satisfaction score for RBS and NatWest was over 80%.

Building financial capability

When people have been educated about money and how to work with financial services firms they are more likely to make the right decisions and to avoid difficulties. Our commitment to building financial capability began over 14 years ago with the

- 100% of electricity purchased in the UK and for the island of Ireland came from renewable energy sources
- Employee double matching programmes extended to the US, Europe and Asia-Pacific

---

e2Face with Finance for Schools programme. During time we have invested more than £40 million in related vities, from providing lessons to almost 1.5 million school dren to supporting 20,000 free training courses for debt isers. In 2007 our employees delivered more than 16,000 ons to over 635,000 pupils.

nsure we have a sound evidence base for our activities is field we have established the MoneySense Research el, a cohort of 10,000 secondary school pupils aged ween 11 and 18 years. We will keep in touch with this up of young people over the next five years to understand different levels of financial education and understanding ct the capabilities, aspirations and decisions they make hey enter early adulthood.

work we do to build financial capability extends beyond ng people in schools. In October, Face2Face with Finance brought even more firmly into the heart of our business rebranded as MoneySense.

reached beyond our customer base in building capability ugh media partnerships with two UK national newspapers. Metro Debt Alert campaign, run in partnership with Citizens ice sought to help people better understand their finances encouraged those with concerns to seek help early. Our nership with the Daily Mail offered its readers a free guide How to Take Control of Your Money.

moting financial inclusion

ne people can find it difficult to access financial services, challenges in three areas: bank accounts, credit and t advice. We are the UK's largest provider of Basic Bank counts, which are designed for customers who have had culty in entering the banking system.

recognise that some people's financial needs may be er fulfilled by organisations outside the banking sector and work with Third Sector bodies to improve the provision of rdable credit to people on low incomes. In January, RBS chosen as the main banking partner of Scotcash, a new nmunity Development Finance Institution set up to provide ess to affordable credit to people in Glasgow who have not full access to mainstream financial services.



◄ 20 employees from Wealth Management spent a week working with charity, Habitat for Humanity, constructing five houses for a rural community near Bangalore, India.

In supplying money advice, our work aims to improve the quality and availability of information for people facing difficulties managing their finances. Of course, much of what we do in this area is part of the service we routinely offer to customers. In addition to general advice, available through MoneySense, our research shows that customers value tailored money management advice that helps them when they are making specific decisions. In 2007, our response included recruiting an additional 1,000 Customer Service Advisers in our RBS and NatWest branches and undertaking 1.2 million personal financial reviews with our customers.

We also support the money advice sector. Our efforts here are channelled through the Money Advice Trust ('MAT'), a charity formed in 1991 to improve the supply of free and independent money advice. We continue to be the largest corporate sponsor of MAT. Our support allows the MAT to train Debt Advisers. More than 90% of the free money advice sector is trained using RBS funded materials and our funding supports 5,000 free places on training courses each year. We have chosen to focus our support specifically on face-to-face advice because it is the preferred channel for those on lowest incomes.

In the US, Citizens' Individual Development Account offers low income families incentives to save for home ownership, post-secondary education or business ownership. This anti-poverty strategy combines learning about financial management with incentives to save for long-term assets that improve the economic security and lifetime earning power of participants.





n December, we gave £1 million
1 children's charities, chosen by
f and readers of the Daily Mail.
dren's Minister, Rt Hon Beverley
hes MP handed over £100,000
ıe winning charity, Tommy's.

Jlster Bank's musical outreach
gramme is designed to nurture
ng primary school talent across
island of Ireland. Children from
aul's Junior National School in
lin enjoy their workshop.

Customer service

Our consistent leadership among the main high street banks in customer satisfaction is a consequence of our desire to make it as easy as possible to use our services. We operate the largest branch network in Britain and the second largest in the island of Ireland and continue to extend them in both locations. We operate one in five of all free-to-use ATMs in the UK, the largest free-to-use network in the country. However, our stakeholders told us that some communities in the UK do not have reasonable access to a free-to-use ATM. To address this, we committed to installing additional free-to-use ATMs in neighbourhoods without existing provision and with 494 in place we will soon reach our target of 500 machines.

People living in remote communities across Scotland, England and Wales, often distant from a branch and other services, can use one of our 20 mobile branches. They make more than 25,000 stops each year and cover in excess of 190,000 miles. Last year we introduced four new mobile branches in North Wales and Yorkshire, operated by RBS, and in Cumbria and Devon under the NatWest brand.

In January we launched a new product designed to meet the needs of the UK's growing Polish community. The NatWest Welcome Account provides easy access to banking services for Polish speakers in the UK. Since we know that sending money home is important to them, we have made arrangements with PKO Bank Polski, Poland's largest retail bank, so that customers can make free money transfers between their NatWest Welcome Account and any account at PKO Bank Polski. The Welcome Account won the Best Innovation in Banking award from Scottish Financial Enterprise.

Ulster Bank has added foreign language specialists to a number of its branches, as well as publishing a 'Welcome Brochure' with sections in Polish, Portuguese, Lithuanian and Chinese Mandarin.

Citizens in the community

In the US, Citizens has a proud tradition of community involvement and investment. During 2007, we invested $25 million with more than 4,000 non-profit organisations and over the last six years

- ▷ £57.7 million invested in our communities during 2007
- ▷ RBS achieved the highest AAA rating from Innovest for managing social and environmental risks

charitable investments have grown by 500%. We extended UK Give As You Earn programme to the US; under the eague Matching Gift Program launched in August, Citizens ches the charitable donations qualifying employees make ligible organisations up to $1,000 per year.

Community Reinvestment Act (CRA) in the US encourages ncial institutions to help meet the needs of low and moderate ome communities. There are four CRA ratings: Outstanding, sfactory, Needs to Improve and Substantial Non-Compliance. zens has Outstanding ratings in every state where it rates and we have retained the Outstanding CRA rating ughout all of our acquisitions.

employees

lvement in voluntary work is one example of how our ployees support the communities in which they work. give employees more hours off work to participate in ritable activities than any company in the UK. We launched eagues in Action in Citizens to give greater prominence e voluntary work of our employees. More than half of our ployees report that the Group does 'a very good job' in porting charitable giving and almost nine out of ten say we socially responsible in the communities in which we operate.

supportive approach to community involvement is one of reasons for the consistently strong results achieved in the ual Employee Opinion Survey where we consistently exceed performance of our peers. More than 80% of employees they are treated with respect at work. Two out of three ployees believe RBS does a good job in developing our ple to their full potential. We seem to get right the balance veen work and home life, with eight in ten employees ng the hours they put in to get the job done are reasonable. ost nine out of ten employees feel they are sufficiently rmed about the Group's performance and more than 80% we are good at keeping them informed more generally. In of these instances, and more, our results exceed the Global h Performance Norm, the results achieved by the world's t performing companies.

ce we believe that our people are the source of our enduring cess we invest to develop them. The RBS Business School entral to our commitment to our people to bring out the best



Charter One's Champion in Action programme has assisted more than 90 small non-profit agencies who support their local communities. Near West Theatre, Cleveland, Ohio provides local youngsters with the chance to engage in creative activities and was the first to benefit when the programme was extended to the Midwest.

in them. It also helps us to develop the products and services to meet our customers' needs, and to sustain and enhance the value we return to our shareholders. Last year we convened the new Strategic Advisory Board of our Business School, with membership drawn from some of the world's leaders in executive education. Our Senior Manager Development Programme, designed and delivered for us by Harvard Business School, was supplemented by the Executive Leadership Programme which was developed by Duke Corporate Education.

RBS and the environment

We recognise the threats posed by climate change and endeavour to make a difference where we can. That involves reducing the Group's carbon footprint and wider environmental impacts, helping our employees as they change their behaviour and lending responsibly to the highest internationally-agreed standards. In 2007 we elevated the priority given to the environment and brought greater coherence to our activities with the establishment of the Group Environment Programme.

Our footprint

Financial services is an industry with a low carbon footprint and RBS has one of the lowest among UK banks. We are committed to reducing further the carbon intensity of our operations and the initiatives we have taken should reduce our carbon dioxide emissions by as much as one-fifth by 2011. We will achieve that in a number of ways. Since October 2007, all of our electricity in the UK and Ireland has come from renewable sources. Phase one of our £55 million property





larbara Norris is one of the
0 members of staff who have
vered MoneySense lessons to
0 schools across the UK. Here
is helping pupils at Ramsey
ool Essex.

Sharon Johnson who has
ked for RBS since leaving
ool 17 years ago, took a two
nth sabbatical to work at the
llok Orangutan Sanctuary
orneo.

investment programme is nearing completion and will cut our annual carbon dioxide emissions by 97,000 tonnes. We are piloting energy efficient technologies at our 'Building for the Future' sites in Blackpool and Rotherham in England. Last year the Group recycled 21,000 tonnes of paper and the introduction of e-statements in November will reduce significantly the 15 million statements we send through the post each month.

Our employees

Our employees have told us that they take seriously their personal impact on the environment and strive to minimise it where they can. We took a major step to helping them with the launch of 'Your World'. Through this web-based service, employees in the UK, Ireland and the US can calculate their carbon footprint, obtain advice about how to reduce it and buy competitively-priced energy and transport services that will also help them to reduce their emissions.

Our lending

RBS is one of the ten initial adopters of the Equator Principles, a benchmark for managing the social and environmental impact of financing projects. We lend only to projects which satisfy these exacting standards. Our regard for the environment also makes good business sense and the Group is among the largest funders of renewable energy projects in the world.

Recognition

Our efforts in managing the Group's environmental impact have been recognised by others. The ratings agency Innovest upgraded us to AAA for managing social and environmental risks and opportunities, and we were again included in the Dow Jones and FTSE4GOOD sustainability indices. RBS was included in the Carbon Disclosure Project's Climate Disclosure Leadership Index and we were one of only four banks globally to receive a score of 95% or higher. At the World Economic Forum in Davos, we were included among the world's 100 most sustainable companies for the first time.

ectors' report and summary financial statement

Contents



ırd of directors and secretary



2



3





5



6





8



9



irman
ir Tom McKillop (age 64)
., R
ointed to the Board as Deputy Chairman in tember 2005, Sir Tom is a non-executive director of ɔ.l.c., and president of the Science Council. He was ıerly chief executive of AstraZeneca PLC, and was iously president of the European Federation of rmaceutical Industries and Associations and rman of the British Pharma Group. He is a trustee ıe Council for Industry and Higher Education.

ıt Executive, Corporate Markets
ohnny Cameron (age 53) FCIBS
ointed to the Board in March 2006, Johnny ıeron joined RBS from Dresdner Kleinwort Benson 998. In 2000, he was appointed Deputy Chief cutive of Corporate Banking & Financial Markets FM) with responsibility for the integration of the Vest and RBS Corporate Banking businesses. ctober 2001 he was appointed Chief Executive FM, subsequently renamed Corporate Markets anuary 2006.

ɔf Executive, Retail Markets
ordon Pell (age 58) FCIBS, FCIB
ointed to the Board in March 2000, Gordon Pell formerly group director of Lloyds TSB UK Retail ıking before joining National Westminster Bank Plc director in February 2000 and then becoming ef Executive, Retail Banking. He is also a director Race for Opportunity and a member of the FSA ctitioner Panel. He was appointed chairman of the iness Commission on Racial Equality in the kplace in July 2006 and deputy chairman of the rd of the British Bankers Association in September 7.

Executive directors
Group Chief Executive
2. Sir Fred Goodwin (age 49)
DUniv, FCIBS, FCIB, FIB, LLD
C
Appointed to the Board in August 1998, Sir Fred is a Chartered Accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince's Trust, a non-executive director of Bank of China Limited and a former president of the Chartered Institute of Bankers in Scotland.

Chairman, RBS America and Citizens Financial Group, Inc.
5. Lawrence Fish (age 63)
Appointed to the Board in January 1993, Lawrence Fish is an American national. He is a career banker and was previously a director of the Federal Reserve Bank of Boston. He is a an incorporator of the Massachusetts Institute of Technology (MIT), a trustee of The Brookings Institution, and a director of Textron Inc. and numerous community organisations in the US.

Non-executive directors
8. Colin Buchan* (age 53)
A, C, R
Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg, and was the former chairman of UBS Securities Canada Inc. He is a director of Standard Life plc, Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited and World Mining Investment Company Limited.

Group Finance Director
3. Guy Whittaker (age 51)
C
Appointed to the Board in February 2006, Guy Whittaker joined RBS after spending 25 years with Citigroup. He was formerly the Group treasurer based in New York and prior to that had held a number of management positions within the financial markets business based in London.

Chairman, Managing Board, ABN AMRO
6. Mark Fisher (age 47) FCIBS
Appointed to the Board in March 2006, Mark Fisher is a career banker having joined National Westminster Bank Plc in 1981. In 2000, he was appointed Chief Executive, Manufacturing with various responsibilities including the integration of RBS and NatWest systems platforms. Mark Fisher is Chief Executive Officer of ABN AMRO and was appointed as Chairman of the Managing Board in November 2007.

9. Jim Currie* (age 66) D.Litt
R
Appointed to the Board in November 2001, Jim Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU's environmental policy and director general for Customs and Excise and Indirect Taxation. He is currently a director of Total Upstream UK Limited, The Met Office and Vimetco N.V. as well as an international adviser to Eversheds.



11



12





14



15





17



18



Bill Friedrich* (age 59)

ointed to the Board in March 2006, Bill Friedrich is former deputy chief executive of BG Group plc. He iously served as general counsel for British Gas plc is a former partner of Shearman & Sterling where ractised as a general corporate lawyer working for ral of the world's leading financial institutions.

Janis Kong* (age 57) OBE, DUniv

ointed to the Board in January 2006, Janis Kong formerly executive chairman of Heathrow Airport ted, chairman of Heathrow Express Limited and a ctor of BAA plc. She is currently a non-executive ctor of Kingfisher plc and Portmeirion Group plc. is also chairman of Forum for the Future and a nber of the board of Visit Britain.

Bob Scott* (age 66) CBE, FCIBS

l, R (Chairman)

ointed to the Board in January 2001, Bob Scott is Australian national. He is the senior independent ctor. He has many years' experience in the rnational insurance business and played a leading in the consolidation of the UK insurance industry. s a former group chief executive of CGNU plc (now a plc) and former chairman of the board of the ociation of British Insurers. He is currently chairman ell Group plc and a non-executive director of Swiss nsurance Company and Jardine Lloyd Thompson up plc. He is also a trustee of the Crimestoppers t, an adviser to Duke Street Capital Private Equity a board member of Pension Insurance Corporation dings LLP.

11. Archie Hunter* (age 64)

A (Chairman), C, N

Appointed to the Board in September 2004, Archie Hunter is a Chartered Accountant. He was Scottish senior partner of KPMG between 1992 and 1999 and president of The Institute of Chartered Accountants of Scotland in 1997/1998. He has extensive professional experience in the UK and North and South America. He is currently chairman of Macfarlane Group plc, a director of Edinburgh US Tracker Trust plc and a governor of the Beatson Institute for Cancer Research.

14. Joe MacHale* (age 56)

A

Appointed to the Board in September 2004, Joe MacHale is currently the senior independent director and chairman of the audit committee of Morgan Crucible plc, a non-executive director and chairman of the remuneration committee of Brit Insurance Holdings plc, and a trustee of MacMillan Cancer Support. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region.

17. Peter Sutherland* (age 61) KCMG

C, N, R

Appointed to the Board in January 2001, Peter Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European Commissioner responsible for competition policy. He is chairman of BP p.l.c. and Goldman Sachs International. He was formerly chairman of Allied Irish Bank and director general of GATT and its successor, the World Trade Organisation.

12. Charles 'Bud' Koch (age 61)

Appointed to the Board in September 2004, Bud Koch is an American national. He has extensive professional experience in the US and is immediate past chairman of the board of John Carroll University and a trustee of Case Western Reserve University. He was chairman, president and chief executive officer of Charter One Financial, Inc. and its wholly owned subsidiary, Charter One Bank, N.A. between 1973 and 2004. He is also a director of Assurant, Inc and a public interest director of the Federal Home Loan Bank of Cincinnati.

15. Sir Steve Robson* (age 64)

A

Appointed to the Board in July 2001, Sir Steve is a former senior UK civil servant, who had responsibility for a wide variety of Treasury matters. His early career included the post of private secretary to the Chancellor of the Exchequer and secondment to ICFC (now 3i). He was also a second permanent secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of JP Morgan Cazenove Holdings, Xstrata Plc, The Financial Reporting Council Limited and Partnerships UK plc, and a member of the Chairman's Advisory Committee of KPMG.

Group Secretary and General Counsel

18. Miller McLean (age 58)

FCIBS, FIB

C

Miller McLean was appointed Group Secretary in August 1994. He is a trustee of the Industry and Parliament Trust, non-executive chairman of The Whitehall and Industry Group, director of The Scottish Parliament and Business Exchange and president of the Chartered Institute of Bankers in Scotland.

A member of the Audit Committee
C member of the Chairman's Advisory Group
N member of the Nominations Committee
R member of the Remuneration Committee
* independent non-executive director

Remuneration policy
The Remuneration Committee conducted a comprehensive review of all aspects of the remuneration package in 2005, and the executive remuneration policy outcome was approved by shareholders at the company's Annual General Meeting in 2006. A new executive share option plan was approved by shareholders at the company's 2007 Annual General Meeting. During 2007 the Remuneration Committee continued to review policy in light of business needs, market changes and shareholder comments.

The objective of the executive remuneration policy is to provide, in the context of the company's business strategy, remuneration in form and amount which will attract, motivate and retain high-calibre executives. In order to achieve this objective, the policy is framed around the following core principles:

- Total rewards will be set at levels that are competitive within the relevant market, taking each executive director's remuneration package as a whole. The relevant market is FTSE top 20 companies and major UK, European and US Banks.

- Total potential rewards will be earned through achievement of demanding performance targets based on measures consistent with shareholder interests over the short, medium and longer term.

- Remuneration arrangements will strike an appropriate balance between fixed and performance-related rewards. Performance-related elements will comprise the major part of executive remuneration packages.

- Incentive plans and performance metrics will be structured to be robust through the business cycle.

- Remuneration arrangements will be designed to support the company's business strategy, to promote teamwork and to conform to best practice standards.

Components of executive remuneration
UK-based directors
Salary
Salaries are reviewed annually as part of total remuneration, having regard to remuneration packages received by executives of comparable companies. The Remuneration Committee uses a range of survey data from published and proprietary sources and reaches individual salary decisions taking account of the remuneration environment and the performance and responsibilities of the individual director.

Benefits
The Group operates The Royal Bank of Scotland Group Pension Fund ('the RBS Fund'), a non-contributory defined benefit fund for employees (including executive directors) who joined the Group prior to 1 October 2006. Any new executive directors will not be eligible to participate in the RBS Fund unless they were already a member prior to 1 October 2006; instead they will receive a cash allowance.

Executive directors also receive additional cover for death-in-service benefits.

Executive directors are eligible to receive a choice of various employee benefits or a cash equivalent, on a similar basis to other employees. In addition, as employees, executive directors are eligible to participate in Sharesave, Buy As You Earn and the Profit Sharing scheme. These schemes are not subject to performance conditions since they are operated on an all-employee basis.

Short-term annual incentives
UK-based executive directors normally have a maximum annual incentive potential of between 160% and 200% of salary. For exceptional performance, as measured by the achievement of additional challenging objectives, executive directors may be awarded incentive payments of up to 200% of salary, or 250% of salary, in the case of the Group Chief Executive, the Chief Executive, Corporate Markets and the Chief Executive, Retail Markets. Awards will normally be based on the delivery of a combination of appropriate Group and individual financial and operational targets approved each year by the Remuneration Committee.

For the Group Chief Executive, the annual incentive is primarily based on specific Group financial performance measures such as operating profit, earnings per share growth and return on equity. The remainder of the Group Chief Executive's annual incentive is based on a range of non-financial measures which may include measures relating to shareholders, customers and staff.

For the other executive directors, a proportion of the annual incentive is based on Group financial performance and a proportion on divisional financial performance. The remainder of each individual's annual incentive opportunity is dependent on achievement of a range of non-financial measures, specific objectives and key result areas. Divisional performance includes measures such as operating income, costs, loan impairments or operating profit. Non-financial measures include customer measures (e.g. customer numbers, customer satisfaction), staff measures (e.g. employee engagement) and efficiency and change objectives.

In respect of 2007, the Remuneration Committee reviewed the annual incentive payments for all executive directors taking into account performance against targets set at the beginning of the year and covering Group financial performance, each director's operational targets, and where appropriate, divisional financial targets. For all directors operational targets included specified strategic developments and improvement in customer and employee satisfaction scores.

Group operating profit targets were met in full notwithstanding the impact of challenging credit market conditions in the second half of the year, and customer and employee satisfaction scores showed improvement in line with or above expectations. Financial performance in most divisions exceeded target. As a result, the Remuneration Committee proposed and the Board (excluding executive directors) agreed annual incentive payments of up to 112.5% of normal maximum levels. Levels of incentive payments to executive directors covered a wide range, reflecting variations in divisional performance.

g-term incentives
company provides long-term incentives in the form of share ons and share or share equivalent awards. Their objective encourage the creation of value over the long term and to n the rewards of the executive directors with the returns to reholders.

dium-term Performance Plan
Medium-term Performance Plan ('MPP') was approved by reholders in April 2001. Each executive director is eligible an annual award under the plan in the form of share or re equivalent awards. Whilst the rules of the plan allow rds over shares worth up to one and a half times earnings, Remuneration Committee has adopted a policy of granting rds based on a multiple of salary. Normally awards are de at one times salary to executive directors, with one and a times salary being granted in the case of the Group Chief cutive. No changes will be made to this policy without prior sultation with shareholders. All awards under the plan are ject to three-year performance targets.

rds made in 2006 and 2007 are subject to two formance measures; 50% of the award vests on a relative l Shareholder Return ('TSR') measure and 50% vests on wth in adjusted earnings per share ('EPS') over the three r performance period.

the TSR element, vesting is based on the level of performance by the Group of the median of the comparator up TSR over the performance period. Awards made under plan will not vest if the company's TSR is below the median ne comparator group. Achievement of median TSR formance against comparator companies will result in ting of 25% of the award. Outperformance of median TSR formance by up to 9% will result in vesting on a straight-line is from 25% to 125%, outperformance by 9% to 18% will ult in vesting on a straight-line basis from 125% to 200%. ting at 200% will occur if the company outperforms the dian TSR performance of the comparator group by at least %. For awards made in 2006 and 2007, the companies in comparator group were ABN AMRO Holdings N.V.; Banco tander Central Hispano, S.A.; Barclays PLC; Citigroup Inc; DS plc; HSBC Holdings plc; Lloyds TSB Group plc and ndard Chartered PLC. Following the acquisition of ABN RO by the Consortium Banks in October 2007, the nuneration Committee agreed that Fortis N.V. would replace N AMRO in the comparator group for awards made in 2006 2007, and also for awards to be made in 2008.

EPS element ensures a clear line of sight for executives to rove long-term financial performance. For this element, the l of EPS growth over the three year period is calculated by nparing the adjusted EPS in the year prior to the year of nt with that in the final year of the performance period. h year the vesting schedule for the EPS growth measure is eed by the Remuneration Committee at the time of grant, ing regard to the business plan, performance relative to nparators and analysts' forecasts.

the awards made in 2006 and 2007, the EPS element of awards will not vest if EPS growth is below 5% per annum npound over the three year period. Where EPS growth is between 5% per annum and 10% per annum vesting will occur on a straight-line basis from 25% to 100%. Vesting at 100% will occur if EPS growth is at least 10% per annum compound.

Options
A new executive share option plan was approved by shareholders at the company's 2007 Annual General Meeting. Options were subsequently granted to executive directors over shares worth up to a maximum of three times salary with an EPS performance condition. The performance condition is based on the average annual growth in the Group's adjusted EPS over the three year performance period commencing in the year of grant. The calibration of the EPS growth measure is agreed by the Remuneration Committee at the time of each grant having regard to the business plan, prevailing economic conditions and analysts' forecasts.

In respect of the grant to executive directors in 2007, options will only be exercisable if, over the three year period, the growth in the company's adjusted EPS has been at least 6% per annum ('the threshold level'). The percentage of options that vest is then determined on a straight line basis between 30% at the threshold level and 100% at the maximum level for growth in adjusted EPS of 12% per annum.

Shareholding guidelines
In 2006, the Remuneration Committee reviewed the policy on shareholding requirements and the Group has now adopted shareholding guidelines for executive directors.

The target shareholding level is 200% of gross annual salary for the Group Chief Executive and 100% of gross annual salary for executive directors. Target shareholding levels are determined by reference to ordinary shares held, together with any vested awards under the Group's Medium-term Performance Plan. Executive directors have a period of five years in which to build up their shareholdings to meet the guideline levels.

US based director – Larry Fish,
Larry Fish was previously Chairman and Chief Executive Officer of Citizens Financial Group, Inc. From 23 March 2007, he was appointed Chairman, RBS America and Citizens. With effect from 1 January 2008 he has undertaken that role in a non-executive capacity and is being paid a fixed fee of US$600,000 per annum (inclusive of fees as a non-executive director of the company with effect from 1 May 2008).

He will not participate in any annual bonus plan nor will he be eligible for further grants under any long term incentive plans. Existing long term incentive awards will vest to him, subject to achievement of all relevant service and performance conditions, at the completion of the appropriate performance period.

Accrual of pension entitlement will cease at 30 April 2008. He will participate in the Citizens medical insurance plan to this date, after which he is eligible to join the Citizens retiree medical plan.

Total shareholder return performance

The undernoted performance graph illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 Index. This Index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for FTSE banks for the same period has been added for comparison. The total shareholder return for the company and the indices have been rebased to 100 for 2002.

Total shareholder return


200
180
160
140
120
Index 100
80
60
40
20
0
2002
2003
2004
2005
2006
2007
RBS
FTSE 100
FTSE banks
Source: Datastream

Service contracts

The company's policy in relation to the duration of contracts with directors is that executive directors' contracts generally continue until termination by either party, subject to the required notice, or until retirement. The notice period under the service contracts of executive directors will not normally exceed 12 months. In relation to newly recruited executive directors, subject to the prior approval of the Remuneration Committee, the notice period from the employing company required to terminate the contract will not normally exceed 12 months unless there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to 12 months in due course.

All new service contracts for executive directors are subject to approval by the Remuneration Committee. Those contracts normally include standard clauses covering the performance review process, the company's normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group's policies.

Any compensation payment made in connection with the departure of an executive director will be subject to approval by the Remuneration Committee, having regard to the terms of the service contract and the reasons for termination.

ctors' remuneration

	Salary/ fees £000	Performance bonus(1) £000	Pension allowance £000	Benefits £000	2007 Total £000	2006 Total £000
irman						
'om McKillop	750	—	—	—	750	471
cutive directors						
Fred Goodwin	1,290	2,860	—	40	4,190	3,990
Cameron	988	1,900	341	27	3,256	3,496
Fish (2)	999	200	—	54	1,253	2,679
Fisher (3)	726	1,428	178	26	2,358	1,894
Pell	825	1,377	—	2	2,204	2,120
Whittaker	760	1,425	262	3	2,450	4,475

s:

des 10% profit sharing.

sh is a non-executive director of Textron Inc. and retains the fees paid to him in this respect. For 2007, he received a remuneration package from Textron Inc. equivalent to oximately US$87,565

is appointment as Chairman of the Managing Board of ABN AMRO on 1 November 2007, Mr Fisher transferred to the Netherlands. In line with the Group's international nment policy he was eligible for assistance in moving his home and family to the Netherlands and for ongoing tax equalisation, cost of living, housing and other ndment benefits, the value of which is £15,419 and is included under benefits, above.

executive directors	Board fees £000	Board committee fees £000	2007 Total £000	2006 Total £000
Buchan	70	52	122	120
Currie	70	15	85	80
Friedrich	70	30	100	69
Hunter	70	92	162	158
Koch(1)	70	—	70	65
Kong	70	15	85	73
MacHale	70	30	100	95
Steve Robson	70	30	100	95
Scott (2)			160	155
Sutherland	70	27	97	88

s:

dition to his role as a non-executive director, Mr Koch had an agreement with Citizens Financial Group, Inc. to provide consulting services for a period of three years, which d on 1 September 2007, following the acquisition by Citizens of Charter One Financial, Inc. For these services Mr Koch received $268,333 in 2007.

cott's senior independent director fee covers all Board and Board Committee work including Chairmanship of the Remuneration Committee.

director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. non-executive directors did not receive any bonus payments or benefits.

Medium Term Performance Plan

Scheme interests at 1 January 2007 and the related market price on award in the table below have been restated to reflect the bonus issue of ordinary shares in May 2007.

	Scheme interests (share equivalents) at 1 January 2007	Awards granted in 2007	Market price on award £	Awards vested in 2007(1)	Awards exercised in 2007	Share interest (share equivalents) at 31 December 2007	End of period for qualifying conditions to be fulfilled
Sir Fred Goodwin	279,120		5.45			279,120	vested 31.12.03
	101,565		6.20			101,565	vested 31.12.04
	286,293		5.76	Nil		—	lapsed 31.12.07
	291,579		6.17			291,579	31.12.08
		278,970	6.99			278,970	31.12.09
	958,557					951,234	
Mr Cameron	167,472		5.45			167,472	vested 31.12.03
	66,234		6.20			66,234	vested 31.12.04
	138,810		5.76	Nil		–	lapsed 31.12.07
	145,791		6.17			145,791	31.12.08
		143,064	6.99			143,064	31.12.09
	518,307					522,561	
Mr Fish	31,485		5.76	Nil		–	lapsed 31.12.07
	93,351		6.17			93,351	31.12.08
		85,905	6.99			85,905	31.12.09
	124,836					179,256	
Mr Fisher	60,000		5.45			60,000	vested 31.12.03
	24,000		6.20			24,000	vested 31.12.04
	104,109		5.76	Nil		–	lapsed 31.12.07
	105,294		6.17			105,294	31.12.08
		100,146	6.99			100,146	31.12.09
	293,403					289,440	
Mr Pell	121,458		5.76	Nil		–	lapsed 31.12.07
	124,731		6.17			124,731	31.12.08
		115,881	6.99			115,881	31.12.09
	246,189					240,612	
Mr Whittaker	113,391		6.17			113,391	31.12.08
		107,298	6.99			107,298	31.12.09
	113,391					220,689	

Note:

(1) Awards were granted on 28 April 2005 and these awards have now lapsed.

For any awards that have vested, participants holding option-based awards can exercise their right over the underlying share equivalents at any time up to ten years from the date of grant.

No variation was made to any of the terms of the plan during the year.

tricted Stock Award

ests at 1 January 2007 and the related prices on award and vesting in the table below have been restated to reflect the bonus e of ordinary shares in May 2007.

	Awards held at 1 January 2007	Market price on award £	Awards vested in 2007	Market price on vesting £	Value of awards vested £	Awards held at 31 December 2007	End of the period for qualifying conditions to be fulfilled(2)
Whittaker(1)	168,855	6.46	168,855	6.78	1,144,837	—	
	91,449	6.46				91,449	01.02.08(3)
	75,966	6.46				75,966	01.02.09
	37,263	6.46				37,263	01.02.10
	373,533					204,678	

s:

ds were granted to Mr Whittaker in lieu of unvested share awards from his previous employer.

nd period for qualifying conditions is subject to any restrictions on dealing in the Group's shares which may be in place and to which Mr Whittaker may be subject. result of the close period prior to the announcement of the Group's results, the end of the period for qualifying conditions to be fulfilled in 2008 is 28 February 2008.

d has now vested and shares will be released to Mr Whittaker on 28 February 2008.

zens Long Term Incentive Plan (1)

	Interests at 1 January 2007	Awards granted during year	Benefits received during year	Interests at 31 December 2007
Fish	LTIP awards for the 3 year periods:	LTIP award for the 3 year period:	LTIP award for the 3 year period:	LTIP awards for the 3 year periods:
	01.01.04 – 31.12.06		01.01.04 – 31.12.06 was US$1,389,148	
	01.01.05 – 31.12.07			01.01.05 – 31.12.07
	01.01.06 – 31.12.08			01.01.06 – 31.12.08
		01.01.07 – 31.12.09		01.01.07 – 31.12.09

w cash LTIP was approved by shareholders at the company's Annual General Meeting in April 2005. Performance is measured on a combination of Growth in Profit before nd Relative Return on Equity based on a comparison of Citizens with comparator US banks.

variation was made to any of the terms of the plan during the year.

ancial results

Summary financial statement

Important note

This summary financial statement is a summary of information in the 2007 Report and Accounts (the 'R&A'). It does not contain sufficient information to allow for a full understanding of the results of the Group and of the state of affairs of the company or of the Group. For further information, the 2007 R&A, the auditors' report on those accounts and the report of the directors should be consulted. A copy of the R&A may be obtained, free of charge, from the company's registrar at the address shown on the inside back cover.

Shareholders who wish to receive the R&A may also complete (if they have not done so previously) the request card which accompanies this document and return it to the company's registrar.

The income statement set out below shows amortisation of purchased intangible assets and integration costs separately. In the statutory summary consolidated income statement on page 41, these items are included in operating expenses.

Summary consolidated income statement for the year ended 31 December 2007 – non statutory

	2007 £m	2006 £m
Net interest income	12,668	10,596
Non-interest income (excluding net insurance premium income)	12,338	11,433
Net insurance premium income	6,109	5,973
Non-interest income	18,447	17,406
Total income	31,115	28,002
Operating expenses	14,053	12,252
Profit before other operating charges	17,062	15,750
Insurance net claims	4,652	4,458
Operating profit before impairment losses	12,410	11,292
Impairment losses	2,128	1,878
Profit before tax, amortisation of purchased intangible assets and integration costs	10,282	9,414
Amortisation of purchased intangible assets	274	94
Integration costs*	108	134
Profit before tax	9,900	9,186
Tax	2,052	2,689
Loss from discontinued operations, net of tax	136	—
Profit for the year	7,712	6,497
Minority interests	163	104
Other owners	246	191
Profit attributable to ordinary shareholders	7,303	6,202
Basic earnings per ordinary share**	76.4p	64.9p
Adjusted earnings per ordinary share**	78.7p	66.7p

* Integration costs comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the various acquisitions made by the Group.

** Prior year per share data have been restated to reflect the bonus issue of ordinary shares in May 2007.

orate governance
company is committed to high standards of corporate ernance, business integrity and professionalism in all ctivities.

ughout the year ended 31 December 2007, the company complied with all of the provisions of the revised Combined le issued by the Financial Reporting Council in June 2006 ept in relation to the authority reserved to the Board nake the final determination of the remuneration of the cutive directors.

Under the US Sarbanes-Oxley Act of 2002 (the 'Act'), specific standards of corporate governance and business and financial disclosures apply to companies with securities registered in the US. The company complies with all applicable sections of the Act.

A full explanation of how these principles are applied is contained in the corporate governance and remuneration reports in the Group's 2007 Report and Accounts.

mmary directors' report

vities and business review
eview of the activities and business of the Group for the r ended 31 December 2007, of recent events and of likely re developments is contained on pages 4 to 26.

ctors
tographs and biographical details of the directors are wn on pages 28 and 29.

Report of the auditors
The auditors' report on the full accounts for the year ended 31 December 2007 was unqualified and did not include a statement under sections 237(2) (inadequate accounting records or returns or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

following additional information is required to be disclosed by Part 7 of the Companies Act 1985 as amended.

re capital
ails of the ordinary and preference share capital are provided below.

	Allotted, called up and fully paid 31 December 2007 £m	Authorised 31 December 2007 £m
inary shares of 25p	2,501	3,018
-voting deferred shares of £0.01	27	323
litional Value Shares of £0.01	—	27
-cumulative preference shares of US$0.01	2	2
-cumulative convertible preference shares of US$0.01	—	—
-cumulative preference shares of €0.01	—	—
-cumulative convertible preference shares of €0.01	—	—
-cumulative convertible preference shares of £0.25	—	225
-cumulative convertible preference shares of £0.01	—	—
nulative preference shares of £1	1	1
-cumulative preference shares of £1	1	300

nber of shares – thousands	Allotted, called up and fully paid 31 December 2007	Authorised 31 December 2007
inary shares of 25p	10,006,215	12,070,492
-voting deferred shares of £0.01	2,660,556	32,300,000
litional Value Shares of £0.01	—	2,700,000
-cumulative preference shares of US$0.01	308,015	419,500
-cumulative convertible preference shares of US$0.01	1,000	3,900
-cumulative preference shares of €0.01	2,526	66,000
-cumulative convertible preference shares of €0.01	—	3,000
-cumulative convertible preference shares of £0.25	—	900,000
-cumulative convertible preference shares of £0.01	200	1,000
nulative preference shares of £1	900	900
-cumulative preference shares of £1	750	300,000

The rights and obligations attaching to the company's ordinary shares and preference shares are set out in the company's Articles of Association, copies of which can be obtained from Companies House in the UK or by writing to the Company Secretary.

On a show of hands at a general meeting of the company every holder of ordinary shares and cumulative preference shares present in person or by proxy and entitled to vote shall have one vote. On a poll, every holder of ordinary shares present in person or by proxy and entitled to vote shall have one vote for every share held. On a poll holders of cumulative preference shares present in person or by proxy and entitled to vote shall have four votes for every share held. The Notice of the Annual General Meeting specifies the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the general meeting.

The cumulative preference shares represent less than 0.04% of the total voting rights of the company, the remaining being represented by the ordinary shares.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). Pursuant to the Listing Rules of the Financial Services Authority certain employees of the company require the approval of the company to deal in the company's shares.

A number of the company's share plans include restrictions on transfer of shares while the shares are subject to the plans, in particular the Employee Share Ownership Plan.

Non-cumulative preference shares

Non-cumulative preference shares entitle the holders thereof (subject to the terms of issue) to receive periodic non-cumulative cash dividends at specified fixed rates for each Series payable out of distributable profits of the company.

The non-cumulative preference shares are redeemable at the option of the company, in whole or in part from time to time at the rates detailed below plus dividends otherwise payable for the then current dividend period accrued to the date of redemption.

Class of preference share	Number of shares in issue	Interest rate	Redemption date on or after	Redemption price per share	Debt or equity (1)
Non-cumulative preference shares of US$0.01					
Series F	8 million	7.65%	31 March 2007	US$25	Debt
Series H	12 million	7.25%	31 March 2004	US$25	Debt
Series L	34 million	5.75%	30 September 2009	US$25	Debt
Series M	37 million	6.4%	30 September 2009	US$25	Equity
Series N	40 million	6.35%	30 June 2010	US$25	Equity
Series P	22 million	6.25%	31 December 2010	US$25	Equity
Series Q	27 million	6.75%	30 June 2011	US$25	Equity
Series R	26 million	6.125%	30 December 2011	US$25	Equity
Series S	38 million	6.6%	30 June 2012	US$25	Equity
Series T	64 million	7.25%	31 December 2012	US$25	Equity
Series U	15,000	7.64%	29 September 2017	US$100,000	Equity
Non-cumulative convertible preference shares of US$0.01					
Series 1	1 million	9.118%	31 March 2010	US$1,000	Debt
Non-cumulative preference shares of €0.01					
Series 1	1.25 million	5.5%	31 December 2009	€1,000	Equity
Series 2	1.25 million	5.25%	30 June 2010	€1,000	Equity
Series 3	26,000	7.0916%	29 September 2017	€50,000	Equity
Non-cumulative convertible preference shares of £0.01					
Series 1	200,000	7.387%	31 December 2010	£1,000	Debt
Non-cumulative preference shares of £1					
Series 1	750,000	8.162%	5 October 2012	£1,000	Equity

Note:

(1) Those preference shares where the Group has an obligation to pay dividends are classified as debt; those where distributions are discretionary are classified as equity. The conversion rights attaching to the convertible preference shares may result in the Group delivering a variable number of equity shares to preference shareholders; these convertible preference shares are treated as debt.

e event that the non-cumulative convertible preference es are not redeemed on or before the redemption date, the er may convert the non-cumulative convertible preference es into ordinary shares in the company.

er existing arrangements, no redemption or purchase of non-cumulative preference shares may be made by the pany without the prior consent of the UK Financial ices Authority.

winding-up or liquidation of the company, the holders of the cumulative preference shares will be entitled to receive, out y surplus assets available for distribution to the company's eholders (after payment of arrears of dividends on the ulative preference shares up to the date of repayment) pari u with the cumulative preference shares, and all other shares e company ranking pari passu with the non-cumulative rence shares as regards participation in the surplus assets e company, a liquidation distribution per share equal to the cable redemption price detailed above, together with an unt equal to dividends for the then current dividend period ued to the date of payment, before any distribution or nent may be made to holders of the ordinary shares as rds participation in the surplus assets of the company.

pt as described above, the holders of the non-cumulative erence shares have no right to participate in the surplus ts of the company.

ers of the non-cumulative preference shares are not ed to receive notice of or attend general meetings of the pany except if any resolution is proposed for adoption by shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and are entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the three most recent quarterly dividend payments due on the non-cumulative dollar preference shares (other than series U), the two most recent semi-annual dividend payments due on the non-cumulative convertible dollar preference shares and the most recent dividend payments due on the non-cumulative euro preference shares, the non-cumulative sterling preference shares, the series U non-cumulative dollar preference shares and the non-cumulative convertible sterling preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares, and in these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.

Authority to repurchase shares

At the Annual General Meeting in 2007, shareholders renewed the authority for the company to make market purchases of up to 958,712,195 ordinary shares. The directors have not exercised this authority to date. Shareholders will be asked to renew this authority at the Annual General Meeting in April 2008.

eholdings

table below shows the shareholders that have notified us that they hold more than 3% of the voting rights in the undernoted ses of shares.

	Number of shares	% held
nary shares:		
Legal & General Group plc	504,686,799	5.04
cumulative preference shares:		
Guardian Royal Exchange Assurance plc	129,830	25.97
Windsor Life Assurance Company Limited	51,510	10.30
Mr S. J. and Mrs J. A. Cockburn	15,520	3.10
Mr Stephen J Cockburn	15,290	3.06
Cleaning Tokens Limited	25,500	5.10

	Number of shares	% held
5½% cumulative preference shares:		
Mr P S and Mrs J M Allen; Miss C L Allen, and Miss J C Allen	451,796	28.23
Commercial Union Assurance plc	91,429	22.86
Bassett-Patrick Securities Limited*	46,255	11.56
E M Behrens Charitable Trust	20,000	5.00
Mrs Gina Wild	19,800	4.95
Trustees of The Stephen Cockburn Limited Pension Scheme	19,879	4.97
Miss Elizabeth Hill	16,124	4.03
Mr W. T. Hardison Jr.	13,532	3.38

ication has been received on behalf of Mr A. W. R. Medlock and Mrs H. M. Medlock that they each have an interest in the holding ½% cumulative preference shares registered in the name of Bassett-Patrick Securities Limited noted above and that there are er holdings of 5,300 and 5,000 shares, respectively, of that class registered in each of their names.

The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and or voting rights. There are no persons holding securities carrying special rights with regard to control of the company.

Under the rules of certain employee share plans eligible employees are entitled to acquire shares in the company and shares are held in trust for participants by The Royal Bank of Scotland plc and Ulster Bank Dublin Trust Company as Trustees. Voting rights are exercised by the Trustees on receipt of participants' instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

The Royal Bank of Scotland Group plc 2001 Employee Share Trust and The Royal Bank of Scotland plc 1992 Employee Share Trust are used to hold shares on behalf of the Group's executive share schemes. The voting rights are exercisable by the Trustees, however, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer for the company in a takeover bid situation.

At each Annual General Meeting, one third of the directors retire and offer themselves for re-election and each director must stand for re-election at least once every three years. Any non-executive directors who have served for more than nine years will also stand for annual re-election and the Board will consider their independence at that time. The proposed re-election of directors is subject to prior review by the Board.

The company's Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. In addition, a number of executive directors' service agreements and employee share plans would be affected on a change of control. In the context of the company as a whole, these agreements are not considered to be significant.

Independent auditors' statement to the members of The Royal Bank of Scotland Group plc

We have examined the summary financial statement which comprises the summary consolidated income statement (statutory basis), the summary consolidated balance sheet, the summary directors' report and the summary remuneration report.

This report is made solely to the company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review and Summary Financial Statement with the full annual accounts, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and Summary Financial Statements as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom. Our report on the company's full annual financial statements describes the basis of our audit opinion on those financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion, the summary financial statement is consistent with the full annual accounts, the directors' report and the directors' remuneration report of The Royal Bank of Scotland Group plc for the year ended 31 December 2007 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh
27 February 2008

nmary consolidated income statement for the year ended 31 December 2007 (statutory basis)

	2007 £m	2006 £m
nterest income	12,668	10,596
interest income (excluding net insurance premium income)	12,338	11,433
nsurance premium income	6,109	5,973
interest income	18,447	17,406
income	31,115	28,002
inistrative expenses	12,465	10,802
eciation and amortisation	1,970	1,678
ating expenses*	14,435	12,480
t before other operating charges and impairment losses	16,680	15,522
ance net claims	4,652	4,458
irment losses	2,128	1,878
ating profit before tax	9,900	9,186
	2,052	2,689
from discontinued operations, net of tax	136	—
it for the year	7,712	6,497

it attributable to:		
rity interests	163	104
r owners	246	191
nary shareholders	7,303	6,202
	7,712	6,497
ings per 25p ordinary share**	76.4p	64.9p
ed earnings per 25p ordinary share**	75.7p	64.4p

gration costs included in operating expenses comprise:

	2007 £m	2006 £m
inistrative expenses	48	118
reciation and amortisation	60	16
	108	134

year per share data have been restated to reflect the bonus issue of ordinary shares in May 2007.

ctors' remuneration

	2007 £000	2006 £000
-executive directors – emoluments	1,081	998
irman and executive directors – emoluments	16,461	19,448
– contributions and allowances in respect of defined contribution pension schemes	30	101
	17,572	20,547
– amounts receivable under long-term incentive plans	1,839	3,997
– gains on exercise of share options	1,474	2
	20,885	24,546

ement benefits are accruing to five directors (2006 – five) under defined benefit schemes, one (2006 – two) of whom also accrued efits under defined contribution schemes.

Summary consolidated balance sheet at 31 December 2007

	2007 £m	2006 £m
Assets		
Cash and balances at central banks	17,866	6,121
Treasury and other eligible bills	18,229	5,491
Loans and advances to banks	219,460	82,606
Loans and advances to customers	829,250	466,893
Debt securities	276,427	127,251
Equity shares	53,026	13,504
Settlement balances	16,589	7,425
Derivatives	337,410	116,681
Intangible assets	48,492	18,904
Property, plant and equipment	18,750	18,420
Prepayments, accrued income and other assets	19,066	8,136
Assets of disposal groups	45,954	—
Total assets	1,900,519	871,432
Liabilities		
Deposits by banks	312,633	132,143
Customer accounts	682,365	384,222
Debt securities in issue	273,615	85,963
Settlement balances and short positions	91,021	49,476
Derivatives	332,060	118,112
Accruals, deferred income and other liabilities	34,024	15,660
Retirement benefit liabilities	496	1,992
Deferred taxation	5,510	3,264
Insurance liabilities	10,162	7,456
Subordinated liabilities	37,979	27,654
Liabilities of disposal groups	29,228	—
Total liabilities	1,809,093	825,942
Minority interests	38,388	5,263
Equity owners	53,038	40,227
Total equity	91,426	45,490
Total liabilities and equity	1,900,519	871,432
Memorandum items		
Contingent liabilities and commitments	400,099	264,903

At 31 December 2007, provisions for loan impairment amounted to £6,441 million (2006 – £3,935 million).

The summary financial statement on pages 36 to 42 was approved by the Board of directors on 27 February 2008.

Sir Tom McKillop
Chairman

Sir Fred Goodwin
Group Chief Executive

Guy Whittaker
Group Finance Director

ıareholder information

yses of ordinary shareholders at 31 December 2007

	Shareholdings	Number of shares – millions	%
iduals	174,438	693.7	6.9
ːs and nominee companies	25,434	8,898.1	88.9
stment trusts	172	4.3	0.1
ance companies	329	5.1	0.1
r companies	2,148	321.6	3.2
ion trusts	45	32.7	0.3
r corporate bodies	94	50.7	0.5
	202,660	10,006.2	100.00

ge of shareholdings:			
,000	84,387	34.5	0.3
1 – 10,000	99,951	336.1	3.4
01 – 100,000	16,400	351.8	3.5
001 – 1,000,000	1,202	420.8	4.2
0,001 – 10,000,000	569	1,853.4	18.5
00,001 and over	151	7,009.6	70.1
	202,660	10,006.2	100.00

ncial calendar

ıal General Meeting	23 April 2008 at 2.00 pm Edinburgh International Conference Centre, The Exchange, Morrison Street, Edinburgh
ım results	8 August 2008
dends	
nent dates:	
Ordinary shares (2007 Final)	6 June 2008
Ordinary shares (2008 Interim)	October 2008
Cumulative preference shares	30 May and 31 December 2008
Non-cumulative preference shares	31 March, 30 June, 30 September and 31 December 2008
ividend dates:	
Ordinary shares (2007 Final)	5 March 2008
Cumulative preference shares	30 April 2008
ɔrd dates:	
Ordinary shares (2007 Final)	7 March 2008
Cumulative preference shares	2 May 2008

Corporate Responsibility Report
If you wish to obtain a copy please contact:

Corporate Responsibility
The Royal Bank of Scotland Group plc
PO Box 1000
Gogarburn
Edinburgh EH12 1HQ

It is also available on our website at www.rbs.com/crreports

Investor Relations
Shareholders can access updated information on RBS via our website (www.rbs.com/ir).

Shareholder enquiries
Shareholdings in the company may be checked by visiting our website (www.rbs.com/shareholder). You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Dividend payments
The company pays its dividends in pounds sterling although shareholders may choose to receive payment in US dollars or euros.

Shareholders wishing to receive payment in either US dollars or euros should request an instruction form from the Company's Registrar:

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: 0870 702 0135
Fax: 0870 703 6009
Email: web.queries@computershare.co.uk

Shareholders may also download an instruction form via our website (www.rbs.com/shareholder).

Completed instruction forms must be returned to the Registrar no later than 15 working days before the relevant dividend payment date.

Braille and audio Annual Review and Summary Financial Statement
Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on 0870 702 0135.

ShareGift
The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate shares to charity.

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation,
17 Carlton House Terrace, London SW1Y 5AH
Telephone: 020 7930 3737
www.sharegift.org

Donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes and you may be able to reclaim UK income tax on gifted shares. Further information can be obtained from HM Revenue & Customs.

Capital gains tax
For shareholders who held RBS ordinary shares at 31 March 1982, the market value of one ordinary share held was 103p. After adjusting for the 1 March 1985 rights issue, the 1 September 1989 capitalisation issue, the bonus issue of Additional Value Shares on 12 July 2000 and the bonus issue of ordinary shares on 8 May 2007, the adjusted 31 March 1982 base value of one ordinary share held currently is 15.4p.

For shareholders who held NatWest ordinary shares at 31 March 1982, the market value of one ordinary share held was 28.39p for shareholders who accepted the basic terms of the RBS offer. This takes account of the August 1984 and June 1986 rights issues and the June 1989 bonus issue of NatWest ordinary shares as well as the subsequent issue of Additional Value Shares and the bonus issue of ordinary shares on 8 May 2007.

When disposing of shares, shareholders are also entitled to indexation allowance (to April 1998 only in the case of individuals and non-corporate holders), which is calculated on the 31 March 1982 value, on the cost of subsequent purchases from the date of purchase and on the subscription for rights from the date of that payment. Further adjustments must be made where a shareholder has chosen to receive shares instead of cash for dividends. Individuals and non-corporate shareholders may also be entitled to some taper relief to reduce the amount of any chargeable gain on disposal of shares.

It was announced in the Pre-Budget Report on 9 October 2007 that the capital gains tax treatment for individuals will change for disposals made on or after 6 April 2008. There will be a single rate of capital gains tax set at 18%. Indexation allowance and taper relief will no longer be available and for assets held on 31 March 1982, the market value of the asset on that date will automatically be used for the purpose of calculating the gain or loss arising on a disposal.

The information set out above is intended as a general guide only and is based on current United Kingdom legislation and HM Revenue & Customs practice as at this date. This information deals only with the position of individual shareholders who are resident in the United Kingdom for tax purposes, who are the beneficial owners of their shares and who hold their shares as an investment. It does not deal with the position of shareholders other than individual shareholders, shareholders who are resident outside the United Kingdom for tax purposes or certain types of shareholders, such as dealers in securities.

tant addresses

holder enquiries
trar
utershare Investor Services PLC
ɔx 82
avilions
vater Road
BS99 6ZZ
ione: 0870 702 0135
nile: 0870 703 6009
web.queries@computershare.co.uk

Depositary Bank
ank of New York Mellon
or Services
ɔx 11258
h Street Station
York NY 10286-1258
ione: 1 888 269 2377 (US callers)
ione: 212 815 3700 (International)
shareowners@bankofny.com

p Secretariat
oyal Bank of Scotland Group plc
ɔx 1000
ess House F
rburn
urgh EH12 1HQ
ione: 0131 556 8555
nile: 0131 626 3081

tered office
Andrew Square
urgh EH2 2YB
ione: 0131 556 8555

tered in Scotland No. 45551

ite
rbs.com

ned by The Royal Bank of Scotland Group plc.
ned and art directed by Addison Corporate Marketing www.addison.co.uk
l by Butler and Tanner

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d on Era Silk which is a coated paper made using recycled fibre
ost consumer sources (of which half are UK sourced) and virgin
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remove the front cover of this report if you are recycling it.
a protective laminate to prolong its shelf life and we await recyclable
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END